Form 20-F
period 2022-12-31
Forafric Global PLC
filed 2023-05-01
CIK 1903870

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number: 001-41416

FORAFRIC GLOBAL PLC

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Gibraltar

(Jurisdiction of Incorporation or Organization)

Mustapha Jamaleddine

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

Tel: +011 350 20072505

(Address of principal executive offices and Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.001	AFRI	The Nasdaq Stock Market LLC

Warrants, each warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	AFRIW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares: 26,879,102

Class Z Ordinary Shares: 29,999,990

Preferred Shares: 0

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards+ provided pursuant to Section 13(a) of the Exchange Act. ☐

+ The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

“ASC” means the Accounting Standards Codification.

“Board” means the board of directors of the Company.

“Business Combination” means the transactions consummated on June 9, 2022 pursuant to the Business Combination Agreement, in accordance with which Globis combined with Forafric Agro Holdings Limited, a Gibraltar private company limited by shares.

“Business Combination Agreement” means the Business Combination Agreement, entered into as of December 19, 2021, as amended on April 20, 2022, by and among Globis, FAHL, Seller and Globis Nevada, as amended and supplemented.

“Closing” means the closing of the Business Combination.

“Closing Date” means June 9, 2022, the date on which the closing of the Business Combination occurred.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of Globis, par value $0.0001 per share.

“Companies Act” means the Companies Act 2014 of the Laws of Gibraltar, as amended or re-enacted from time to time.

“Company” means (i) Forafric Agro Holdings Limited, a Gibraltar private company limited by shares prior to the Closing and (ii) Forafric Global PLC, a Gibraltar public company limited by shares, by way of continuation following the name-change of Forafric Global Limited, a Gibraltar public company limited by shares, as the successor of Globis Nevada following the Redomiciliation and the re-registration of Forafric Global Limited as a Gibraltar public company limited by shares.

“Contribution Agreement” means the contribution and subscription agreement entered into, between an agent acting for and on behalf of the holders of Common Stock (and of Merger Sub, by virtue of the Merger) on the one hand and the Company on the other, subject to and immediately following the Merger becoming effective, pursuant to which the said agent transferred to the Company all of the common stock of Merger Sub in consideration for which the Company allotted and issued Ordinary Shares, in each case on the terms and subject to the conditions set out in the said contribution and subscription agreement.

“FAHL Bonds” means the convertible bonds in an amount of $12 million issued by FAHL to third-party holders, pursuant to which the outstanding principal of the convertible bonds and accrued interest, concurrently with the consummation of the PIPE Investment and the Business Combination, convert to Ordinary Shares of the Company at the rate of $9.45 per share.

“FAHL Bond Holders” means the holders who have been issued the FAHL Bonds.

“FAHL Related Party Loans” means the loans issued by certain parties affiliated with the Seller in an aggregate amount of approximately $15.1 million which was repaid at the Closing.

“DGCL” means the Delaware General Corporation Law, as amended.

“Equity Incentive Plan” means the Forafric 2022 Long Term Employee Share Incentive Plan, effective as of the Closing Date.

“Exchange” means the exchange, on a one-for-one basis, of the common stock, par value $0.0001 per share, of Merger Sub for Ordinary Shares.

ii

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAHL” means Forafric Agro Holdings Limited, a Gibraltar private company limited by shares with incorporation number 114436 and registered office at 57/63 Line Wall Road, Gibraltar, that has become a fully owned subsidiary of the Company.

“FAHL 2022 Plan” means the Forafric 2022 Long Term Employee Share Incentive Plan adopted on June 9, 2022 and as amended on November 21, 2022.

“GAAP” means U.S. generally accepted accounting principles.

“Globis” means Globis Acquisition Corp. (which, prior to the Merger, is a corporation incorporated under the laws of the State of Delaware).

“Globis Board” means the board of directors of Globis.

“Globis Nevada” means Globis NV Merger Corp., a Nevada corporation.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means Globis’ initial public offering completed on December 15, 2020 of its Units, Public Shares and Public Warrants pursuant to the IPO registration statement on Form S-1 declared effective by the SEC on December 8, 2020 (SEC File Nos. 333-250939).

“IPO registration statement” means the registration statement filed for Globis’ IPO.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Lock-up Agreement” means each of the Lock-Up Agreements to be entered into between the Company and certain equityholders of the Company upon the consummation of the Business Combination.

“Memorandum and Articles of Association” means the proposed Memorandum and Articles of Association of the Company became effective following the Redomiciliation and as a consequence of the re-registration of Forafric Global Limited as a Gibraltar public company limited by shares.

“Merger” means the merger of Globis with and into Merger Sub, a wholly-owned subsidiary of the Company, with Merger Sub surviving the merger.

“Merger Agreement” means the Agreement and Plan of Merger by and between Globis and Merger Sub, dated June 9, 2022.

“Merger Sub” means Globis NV Merger 2 Corp., a Nevada corporation (which, prior to the Merger, a wholly-owned subsidiary of Forafric Global PLC).

“Nasdaq” means The Nasdaq Stock Market.

“Ordinary Shares” means the Ordinary Shares of the Company, nominal value $0.001 per share.

“PFIC” means passive foreign investment company under the Code.

“PIPE Investment” means the private placement pursuant to which PIPE Investors made private investment in the aggregate amount up to $20,000,000 in the form of Ordinary Shares on the terms and conditions set forth in the Subscription Agreements.

“PIPE Investors” means the investors that have signed Subscription Agreements.

“Preferred Shares” means the preferred shares of USD 0.001 (one thousandth United States Dollars) each, authorized for future issuance by the Company.

iii

“Private Placement” means the private placement by Globis of (i) 4,188,889 Private Warrants to the Sponsors and (ii) 100,833 Private Placement Units to the Sponsors simultaneously with the closing of the IPO.

“Private Warrants” means Globis’ 4,289,722 warrants, including 100,833 warrants included in the Private Placement Units, sold to the Sponsors simultaneously with the closing of the IPO in Private Placements. Each Private Warrant is exercisable for one share of common stock of Globis at a price of $11.50 per share.

“Private Placement Units” means Globis’ 100,833 Units sold to the Sponsors simultaneously with the closing of the IPO in a private placement at a price of $10.00 per Unit. Each Private Placement Unit is identical to the Public Units sold in the IPO.

“Public Shares” means 11,500,000 shares of Globis’ Common Stock sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Stockholder” means a holder of Public Shares.

“Public Units” means a unit sold in the IPO (including pursuant to the overallotment option) consisting of one Public Share and one Public Warrant.

“Public Warrant Holder” means a holder of Public Warrants.

“Public Warrants” means Globis’ warrants sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Redomiciliation” means the continuation of Globis Nevada by way of redomiciliation to Gibraltar as Gibraltar private company limited by shares and known as Forafric Global Limited and following an alteration to its authorized and issued share capital, the re-registration of Forafric Global Limited into a Gibraltar public company limited by shares, with the common stock of Globis Nevada becoming ordinary shares of the Gibraltar private company limited by shares under the applicable provisions of Nevada law, the Companies Act and the Re-domiciliation Regulations; the term includes all matters and necessary or ancillary changes in order to effect such Redomiciliation, including the change of registered office of Globis Nevada as a consequence of the redomiciliation to Gibraltar and the eventual adoption of the Memorandum and Articles of Association consistent with the Companies Act upon re-registration of Forafric Global Limited as a Gibraltar public company limited by shares.

“Re-domiciliation Regulations” means the Companies (Re-domiciliation) Regulations of 1996 of the Laws of Gibraltar, as amended or re-enacted from time to time.

“Related Agreements” means certain additional agreements that were entered into in connection with the Business Combination Agreement as further described herein.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of December 10, 2020, by and between Globis and the Sponsors.

“Rule 144” means Rule 144 under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” means Lighthouse Capital Limited, a Gibraltar private company limited by shares, as the sole shareholder of the Company immediately prior to the Business Combination.

“Warrant Agreement” means the warrant agreement made as of December 10, 2020, by and between Globis, and VStock Transfer, LLC (as warrant agent), which agreement was assigned and novated by Globis to the Company upon the Exchange.

iv

“Sponsors” means, collectively, Globis SPAC LLC, a Delaware limited liability company, and Up and Up Capital, LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means the Letter Agreement, dated as of December 15, 2020, entered into by Globis and the Sponsor Parties concurrently with the IPO.

“Sponsor Parties” means the Sponsor and Globis’ independent directors.

“Transfer Agent” means VStock Transfer, LLC.

“Treasury Regulations” means the Code, its legislative history, and final, temporary and proposed treasury regulations promulgated thereunder as then amended.

“Trust Account” means the trust account of Globis, which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Private Placements, together with interest earned thereon, less amounts released to pay taxes.

“Unit” means either a Public Unit or a Private Placement Unit.

“Warrants” means the Public Warrants and the Private Warrants of Globis.

“Working Capital Loans” means certain loans that may be made by the Sponsors or an affiliate of the Sponsors, or certain of Globis’ officers and directors in connection with the financing of a business combination.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, equity and cash flows for the years ended December 31, 2022, 2021 and 2020.

Our equity is funded in U.S. dollars and we currently incur the majority of revenues and expenses in Moroccan Dirhams. Moroccan Dirhams is currently pegged to the U.S. dollar and Euros;

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” below.

Summary Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

●	Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

●	A certain number of our Warrants will become exercisable for our Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

●	There is no guarantee that the Warrants will be in the money, and they may expire worthless.

●	A market for our Ordinary Shares may not develop, which would adversely affect the liquidity and price of our Ordinary Shares.

●	The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

●	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

●	We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

●	We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We qualify as a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we may rely on, exemptions from certain corporate governance requirements.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of Gibraltar, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

●	Severe adverse weather conditions, such as hurricanes or severe storms, or the effects of global warming, may also result in extensive property damage, extended business interruption, personal injuries and other loss and damage to us.

●	Our business is subject to fluctuations in agricultural commodity and other raw material prices, transportation costs, energy prices, interest rates and foreign currency exchange rates, in each case caused by factors outside of our control that could adversely affect our operating results.

●	Our business is dependent upon our ability to obtain quality raw materials.

●	We are dependent on a related party supplier from which we obtain substantially all of our raw material.

●	Our Business may be adversely affected by disruptions in its distribution and logistical systems.

●	Our Business is vulnerable to the effects of supply and demand imbalances in our industries.

●	We are subject to global and regional economic downturns and related risks.

●	The continuation of the war between Russia and Ukraine could led to raw material shortages or increases in raw material costs that could have a material adverse effect upon our business.

●	The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

●	We are subject to currency exchange rate fluctuations which may have an adverse effect on our business.

●	We are subject to economic, political and other risks of doing business globally and in emerging markets.

●	A natural disaster, economic depression or other adverse events affecting Morocco where most our facilities and customers are located facilities could adversely affect our business.

●	We are dependent upon a small group of key executives and employees - If we fail to retain and motivate members of our management team and other key employees or fail to attract, train and retain additional employees to support our operations, our business and future growth prospects would be harmed.

●	We are subject to industry and other risks that could adversely affect our reputation and financial results.

●	We may be subject to significant liability that is not covered by insurance.

●	Our risk management strategies may not be effective.

●	We may not realize the anticipated benefits of acquisitions or joint ventures.

●	Agricultural commodity production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports.

●	Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

●	Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

●	We face significant competition in each of our businesses and we have numerous competitors, some of which are larger and have greater financial resources than we have.

●	Our information technology systems and processes may suffer a significant breach or disruption that may adversely affect our ability to conduct our business.

●	We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and expand our business.

●	You will have limited ability to bring an action against us against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Gibraltar, because we conduct our operations primarily outside of the United States and because a majority of our directors and officers reside outside the United States.

●	Risks relating to our disclosure controls and procedures and internal financial reporting controls

Risks Related to the Company’s Securities

Issuances by us of additional securities, could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase those preferred shares, could negatively impact the value of the Ordinary Shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

From time to time, we may issue in public or private sales additional securities to third party investors. Such securities may provide holders with ownership and voting rights that could provide the holders thereof with substantial influence over our business. Any preferred shares that may be issued shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. There cannot be any assurance that we will not issue preferred securities with rights and preferences that are more beneficial than those provided to our Ordinary Shares.

Raising additional capital may cause dilution to our shareholders.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Class A Ordinary Shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our Class A Ordinary Shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and diagnostics technology candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Certain of the shareholders acquired their securities at a price that was less than the market price of our Ordinary Shares as of the date they were registered, may earn a positive rate of return even if the price of our Ordinary Shares declines and may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market.

Certain of our securityholders purchased their respective Ordinary Shares at prices lower than then-current market prices and may therefore experience a positive rate of return on their investment, even if our public securityholders experience a negative rate of return on their investment. In particular, prior to the consummation of Globis’ IPO, Sponsors purchased 3,047,500 shares of common stock of Globis, which were converted into Ordinary Shares at the closing of the Business Combination, for an aggregate purchase price of $26,500, or approximately $0.0087 per share. Based on the closing price of our Ordinary Shares on Nasdaq on August 12, 2022, or $10.36 per share, selling of all 3,047,500 Ordinary Shares would generate a profit of $10.3513 per share, or approximately $31,545,600 in the aggregate. Further, Selling Securityholders acquired an additional 1,349,259 Ordinary Shares at less than $10.36 per share. Upon the resale of all 1,349,259 Ordinary Shares, such Selling Securityholders would generate an average profit of $0.87 per share, or approximately $1,172,367 in the aggregate. As a result, the Sponsor and other shareholders are able to recognize a greater return on their investment than shareholders or holders of warrants that purchased shares of Globis’ common stock in Globis’ IPO, in the public market thereafter, or our Ordinary Shares after the closing of the Business Combination. Furthermore, such shareholders may earn a positive rate of return even if the price of our Ordinary Shares declines significantly. As a result, such securityholders may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market or at higher prices than the price paid by such securityholders. The sale or possibility of sale of these Ordinary Shares, could have the effect of increasing the volatility in the price of the Ordinary Shares or putting significant downward pressure on the price of the Ordinary Shares.

Warrants for our Ordinary Shares, if exercised, will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Warrants to purchase up to 15,789,722 Ordinary Shares became exercisable on June 9, 2022 in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of the Warrants is $11.50 per Ordinary Share, subject to adjustment pursuant to the terms of the Warrant Agreement. As of December 31, 2022, we had a total of 15,750,942 warrants outstanding. To the extent such Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Ordinary Shares.

There is no guarantee that the Warrants will be in the money, and they may expire worthless.

Pursuant to the terms of the Warrant Agreement, the Warrants will expire five years from the consummation of our business combination, or June 9, 2027, at 5:00 p.m., Eastern Standard Time. The exercise price of our Warrants is $11.50 per Ordinary Share, subject to adjustment, which currently exceeds the market price of the Ordinary Shares, which was $10.36 per share based on the closing price of the Ordinary Shares on August 12, 2022. Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $145.3 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless.

Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

Pursuant to the Lock-Up Agreement, Seller and Sponsors are restricted from selling 20,574,702 Ordinary Shares, which restrictions will expire, and therefore such 20,574,702 additional Ordinary Shares may become eligible for resale on the earlier of the date:

(i) that is 180 days following the Closing Date;

(ii) that the sales price of the Ordinary Shares equals or exceeds $11.50 per share (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations, and the like) during the standard market trading hours for any 20 trading days within any 30-trading-day period commencing after the Closing Date; and

(iii) that Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of the holders of Ordinary Shares having the right to exchange their Ordinary Shares for cash, securities, or other property.

Subject to our Lock-Up Agreement, certain of our shareholders party thereto may sell Ordinary Shares pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule.

Upon expiration or waiver of the applicable lock-up periods, and upon effectiveness of this registration statement, or upon satisfaction of the requirements of Rule 144 under the Securities Act, certain of our shareholders and certain other significant shareholders may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Ordinary Shares.

A market for our Ordinary Shares may not develop, which would adversely affect the liquidity and price of our Ordinary Shares.

An active trading market for our Ordinary Shares may never develop or, if developed, may not be sustained. You may be unable to sell your Ordinary Shares unless a market can be established and sustained.

The trading prices of Ordinary Shares and Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:

●	changes in the sectors in which we operate;
●	changes in its projected operating and financial results;
●	changes in laws and regulations affecting our business;
●	ability to continue to innovate and bring products to market in a timely manner;
●	changes in our senior management team, our board of directors or key personnel;
●	our involvement in litigation or investigations;
●	the anticipation of lock-up releases;
●	negative publicity about us or our products;
●	the volume of Ordinary Shares available for public sale;
●	announcements of significant business developments, acquisitions, or new offerings;
●	general economic, political, regulatory, industry, and market conditions; and
●	natural disasters or major catastrophic events.

These and other factors may cause the market price and demand for our Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of Ordinary Shares or Warrants. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of Ordinary Shares or Warrants, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such holder.

The choice-of-forum provision limits a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ listing requirements and other applicable securities rules and regulations. As such, we incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were not a foreign private issuer. We cannot predict if investors will find our Ordinary Shares and Warrants less attractive because we rely on these exemptions. If some investors find our Ordinary Shares and Warrants less attractive as a result, there may be a less active trading market and share price for our Ordinary Shares and Warrants may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are a “controlled company” as that term is defined in the rules of Nasdaq and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements. To the extent that we elect to rely on these exemptions, shareholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As a result of the completion of the Business Combination, Seller controls a majority of the voting power (approximately 66.9%) of the outstanding Ordinary Shares. The ultimate beneficial owner of Seller is Lighthouse Corporation PTC, as trustee of the Lighthouse Settlement, the sole shareholder of Seller. The Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. The trustee, Lighthouse Corporation PTC Limited, controls the affairs of the trust.

As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our nominating and corporate governance committee be composed entirely of independent directors; and

●	the requirement that our compensation committee be composed entirely of independent directors.

To the extent that we continue to meet the definition of a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we may rely on these exemptions and, to the extent that we choose to do so, we may not have a majority of independent directors on our board of directors and our corporate governance and compensation committees may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of Gibraltar, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of Gibraltar and we conduct a majority of our operations outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States, and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers who reside outside the United States, to bring original actions outside the United States based on the securities laws of the United States against our directors or officers who reside outside the United States, or to enforce judgments obtained in the United States courts against our directors or officers outside the United States.

Our corporate affairs will be governed by our Memorandum and Articles of Association and the Companies Act 2014 of the Laws of Gibraltar. The rights of our shareholders and the fiduciary duties of our directors under Gibraltar law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Gibraltar has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than Gibraltar. In addition, shareholders of Gibraltar companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in Gibraltar, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Rules pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. Since Gibraltar does not have any rules regarding the following, we intend to rely on the exemption available to foreign private issuers for the requirement that the compensation committee be comprised of independent directors and the requirement that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We do not anticipate paying dividends for the foreseeable future.

It is expected that we will continue to operate at loss in the foreseeable future, and will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, you may need to rely on sales of our Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that our Ordinary Shares will appreciate in value or that the market price of our Ordinary Shares will not decline.

Risks Related to Our Business

Severe adverse weather conditions, such as hurricanes or severe storms, or the effects of global warming, may also result in extensive property damage, extended business interruption, personal injuries and other loss and damage to us.

The international price of wheat is the main risk in our operations. Fluctuation of wheat cost depends on weather and strategies of the main producers of wheat based in North America, Central Europe and around the Black Sea. Adverse weather conditions have historically caused volatility in the agricultural commodity industry by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of the agricultural commodities that we sell and use in our business, negatively affect the creditworthiness of agricultural producers who do business with us or impact our ability to obtain sufficient unprocessed grains to meet demand. The variation in the acquisition price of the wheat cannot be directly impacted on our average selling price of flour, semolina, pasta and couscous.

Severe adverse weather conditions, such as hurricanes or severe storms, may also result in extensive property damage, extended business interruption, personal injuries and other loss and damage to us. Our operations also rely on dependable and efficient transportation services. A disruption in transportation services, as a result of weather conditions or otherwise, may also significantly adversely impact our operations.

Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations, the location and costs of global agricultural commodity production and the supply and demand for agricultural commodities. Climate change could also lead to stronger production variability than today which could result in price volatility. Climate change could cause temperature increases and rainfall changes that could lead to lower yields in Morocco and other semi-arid Mediterranean countries in the future, which could impact raw material costs, availability and quality. These effects could be material to our results of operations, liquidity or capital resources.

Our business is subject to fluctuations in agricultural commodity and other raw material prices, transportation costs, energy prices, interest rates and foreign currency exchange rates, in each case caused by factors outside of our control that could adversely affect our operating results.

As we cannot control the average selling price of our finished products, any increase in the cost of raw materials has a direct impact on our margins.

Our business is subject to fluctuations in agricultural commodity and other raw material prices caused by other factors outside of our control such as currency exchange rate fluctuations, local and international changes in supply and demand caused by factors outside of our control, including farmer planting and selling decisions, government agriculture programs and policies, global inventory levels, demand for biofuels, weather and crop conditions and demand for and supply of, competing commodities and substitutes, that could adversely affect our operating results.

Our business is dependent upon our ability to obtain quality raw materials.

The quality of our products depends upon the quality of raw materials. If we do not have access to high quality of wheat, we have to use enhancers such as enzymes, ascorbic acid and gluten, to reach a higher level of quality. Such additional costs will negatively impact our results.

We are dependent on a related party supplier from which we obtain substantially all of our raw material.

In 2018, we entered into a five-year supply agreement with Millcorp Geneve SA (“Millcorp”) a wholly owned subsidiary of the Seller, pursuant to which we are obligated to obtain at least 80% of our annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp which expired in March 31, 2023 and subsequently extended 3 years through March 31, 2026. Any disruption of Millcorp’s operations or its inability to perform its supply obligations could adversely affect our operating results.

Although we believe our transactions with Millcorp contain fair market value terms, such transactions with an entity in which related parties hold ownership interests present potential for conflicts of interest. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Our Business may be adversely affected by disruptions in its distribution and logistical systems.

The cost of wheat is affected not only by the wheat market but also by the cost of freight. Supply and distribution disruptions have occurred in the global marketplace since the onset of the COVID-19 pandemic which have increased our shipping and freight costs. Such disruptions may continue and may further significantly impact shipping and freight costs. Significant increases in shipping and freight cost could materially adversely affect our results of operations and financial condition.

Our Business is vulnerable to the effects of supply and demand imbalances in our industries.

Historically, the market of flour mills in Morocco is imbalanced, with periods of high demand and period of low demand and with a supply capacity exceeding the demand. To maintain our market shares, we must compete on price and reduce margin.

We are subject to global and regional economic downturns and related risks.

The level of demand for our products is affected by global and regional demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for agricultural commodities, which could adversely affect our business and results of operations.

The continuation of the war between Russia and Ukraine could led to raw material shortages or increases in raw material costs that could have a material adverse effect upon our business.

On February 24, 2022, Russia launched an invasion in Ukraine. The invasion may severely disrupt or depress wheat harvests in Ukraine and impair Ukraine’s ability to export wheat. In addition, as a consequence of the Russian invasion of Ukraine, the United States, the European Union and other countries have imposed sanctions against and penalties for doing business in Russia and with certain Russian-owned businesses. These sanctions may limit Russia’s ability to export wheat. We do not currently have any business operations in Russia and is not purchasing raw materials from suppliers in Russia thus the sanctions regime imposed upon Russia does not currently directly impact the Company’s business. However, Ukraine accounts for approximately 10% of the world’s wheat exports and Russia accounts for approximately 16% of the world’s wheat exports. Therefore, the continuation of the war between the Ukraine and Russia could lead to a material reduction in the availability of wheat on the international market which could in turn affect our ability to obtain raw materials or result in substantial increases in prices of raw materials, which could have a material adverse effect upon our business.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect our supply chain as well as our ability to operate efficiently. While we have not to date experienced severe disruptions to our supply chain, we have experienced increases in both raw material and logistics costs and some of our customers have ceased operations, though to date this has not had a material adverse effect upon our business. Continued uncertainty regarding the COVID-19 pandemic, further sustained measures to reduce the spread of the virus and an increase in the severity, length or contagiousness of the Covid-19, including, the discovery of new variants, and any resulting negative impact on our primary supplier and its sources, co-manufacturers, distributors or transportation or logistics providers, could further negatively affect the price of raw materials, their availability and our ability to process our products and deliver them to our customers to meet their demands, all of which could have a material adverse impact on our business, results of operations and financial condition.

Although our products are staple foods generally not subject to volatility of consumer demand, consumer demand for our products could be affected by travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase our products due to illness, quarantine or financial hardship, decreased consumer confidence and spending or pantry-loading activity, any of which may negatively impact our results.

We are subject to currency exchange rate fluctuations which may have an adverse effect on our business.

Due to the international nature of our business, we are exposed to currency exchange rate fluctuations. Changes in exchange rates between the U.S. dollar and other currencies, particularly the Angolan Kwanza and the Euro affect our revenues and expenses that are denominated in local currencies and may also have a negative impact on the value of our assets.

We are subject to economic, political and other risks of doing business globally and in emerging markets.

We are a global business with all of our assets and operations located outside the United States. In addition, part of our strategy involves expanding our business in several emerging market regions, including Eastern Europe, Asia-Pacific, the Middle East and Africa. Volatile international economic, political and market conditions may have a negative impact on our operating results and our ability to achieve our business strategies.

We are also exposed to other risks of international operations, including:

●	changes in laws and regulations or their interpretation or enforcement in the countries where we operate, such as tax laws,

●	sovereign risk;

●	exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

●	challenges in maintaining an effective internal control environment with operations in multiple international locations, including language differences, varying levels of U.S. Generally Accepted Accounting Principles (“GAAP”) expertise in international locations; and

●	labor disruptions, civil unrest, significant political instability, wars or other armed conflict or acts of terrorism.

●	adverse trade policies or trade barriers on agricultural commodities and commodity products

●	inflation and hyperinflationary economic conditions and adverse economic effects resulting from governmental attempts to control inflation, such as imposition of wage and price controls and higher interest rates;

●	difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;

●	government intervention, including through expropriation, or regulation of the economy or natural resources, including restrictions on foreign ownership of land or other assets;

These risks could adversely affect our operations, business strategies and operating results.

A natural disaster, economic depression or other adverse events affecting Morocco where most our facilities and customers are located facilities could adversely affect our business.

A significant portion of our operations and sales are in Morocco. A natural disaster, economic downturn or depression, civil unrest, significant political instability, wars or other armed conflict or acts of terrorism affecting the country could have a negative adverse impact on our operations and business.

We are dependent upon a small group of key executives and employees - If we fail to retain and motivate members of our management team and other key employees or fail to attract, train and retain additional employees to support our operations, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as our other key employees. These executives and certain key employees members have been primarily responsible for the success and growth of our Company and development of our brands, reputation and relationships with our customers. None of such persons is subject to long term written employment arrangements. The loss of any such persons could adversely affect our business and ability to grow. In addition, our success depends in part upon our ability to attract, train and retain a sufficient number of employees and managers who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. An inability to either replace departing personnel or attract and retain new qualified personnel could adversely affect our business.

We are subject to industry and other risks that could adversely affect our reputation and financial results.

We are subject to food and feed industry risks which include, but are not limited to, crop disease, spoilage, contamination, tampering or other adulteration of products, product liability claims and recalls and government regulation regarding matters such as food and feed safety, nutritional standards and genetically modified organisms. We are also subject to shifts in customer and consumer preferences. These risks could not only adversely affect our business and operating results but also our corporate reputation.

As a company whose products comprise staple food and feed products sold globally, maintaining a good corporate reputation is critical to our continued success. Reputational value is based in large part on perceptions, which can shift rapidly in response to negative incidents. The failure or alleged failure to maintain high standards for quality, safety, integrity, environmental sustainability and social responsibility, including with respect to raw materials, even if untrue, may result in adverse tangible effects, such as reduced demand for our products.

We may be subject to significant liability that is not covered by insurance.

We believe that our insurance coverage is consistent with industry practice, and is sufficient for our needs. However, claims under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, or we may incur severe, unexpected losses that are not fully covered by our insurance. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, our business and operating results could be adversely affected.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We believe that any disclosure controls and procedures, or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results

If we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. Investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

Risks Related to Our Ability To Retain Existing Customers, Attract New Customers, Expand Product Offerings, and Increase Processed Volumes and Revenue from Both New and Existing Customers.

The future growth of our business depends on our ability to retain existing customers, attract new customers as well as getting existing customers and new customers to increase the volumes of purchases and therefore grow revenue.

A customer’s purchase of our products may decrease for a variety of reasons, including the customer’s level of satisfaction with our products and services, the expansion of business to offer new products and services, the effectiveness of our support services, the pricing of our products and services, the pricing, range and quality of competing products or services, the effects of global economic conditions, regulatory or financial institution limitations, trust, and our ability to deliver quality products at competitive prices in a timely fashion.

Any failure by us to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations and prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations.

Risks Related to Our Growth

Our risk management strategies may not be effective.

We may not be able to achieve the efficiencies, savings and other benefits anticipated from our cost reduction, margin improvement and other business optimization initiatives.

We are continually implementing programs to reduce costs, increase efficiencies and enhance our business. Initiatives implemented in the past years have included the outsourcing of certain activities in several regions and the rationalization of manufacturing operations globally, including the implementation of an operational improvement program. Unexpected delays, increased costs, adverse effects on our internal control environment, inability to retain and motivate employees or other challenges arising from these initiatives could adversely affect our ability to realize the anticipated savings or other intended benefits of these activities.

We may not realize the anticipated benefits of acquisitions or joint ventures.

We are an active acquirer of other companies, and we have joint ventures partners. Part of our strategy involves acquisitions, alliances and joint ventures designed to expand and enhance our business. Our ability to benefit from acquisitions, joint ventures and alliances depends on many factors, including our ability to identify suitable prospects, negotiate favorable transaction terms and successfully consummate and integrate any businesses we acquire.

Our acquisition activities may involve unanticipated delays, costs and other problems. If we encounter unexpected problems with one of our acquisitions, our senior management may be required to divert attention away from other aspects of our businesses to address these problems. Additionally, we may fail to consummate proposed acquisitions, after incurring expenses and devoting substantial resources, including management time, to such transactions.

Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Additionally, acquisitions involve other risks, such as differing levels of management and internal control effectiveness at the acquired entities, systems integration risks, the risk of impairment charges relating to goodwill and intangible assets recorded in connection with acquisitions, the risk of significant accounting charges resulting from the completion and integration of a sizeable acquisition, the need to fund increased capital expenditures and working capital requirements, our ability to retain and motivate employees of acquired entities and other unanticipated problems and liabilities.

Risks Related to Government Regulation

Agricultural commodity production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, import and export restrictions on agricultural commodities and commodity products and energy policies (including biofuels mandates), can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports. In addition, international trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions.

The Moroccan market where the bulk of our business originates and where we operate eight milling plants, is highly regulated by the Moroccan government. In particular:

1.	Soft wheat cannot be freely imported during the calendar year. All our soft wheat must be imported before end of April and from beginning of September or October depending on the harvests of local wheat in Morocco. This is designed to protect local Moroccan producers of wheat by enabling them to sell their production on the local market. For an industrial producer, the quality of local wheat is not high enough to ensure a good quality of finished products.

2.	Part of the flour on the Moroccan market is subsidized by the government. This mechanism is to disappear in the next few months which may change the competition on the market.

3.	All soft wheat imported to Morocco must be certificated for import by the National Office for Food Safety in Morocco (Office National de Securité Sanitaire des Produits Alimentaires or “ONSSA”). Our subsidiaries have generally been successful in obtaining ONSSA certification of the export of wheat to Morocco. Any failure or delay in our ability to obtain ONSSA certification in the future cold have a material adverse effect on our business.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

Since we operate in a highly regulated environment with constantly evolving legal and regulatory frameworks, we are subject to the risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our suppliers and distributors will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. Although we carry insurance for certain potential liabilities, such coverage may be insufficient or may not cover the potential liabilities with which we may be faced. We are not currently party to any material litigation.

Risks Related to Competition

We face significant competition in each of our businesses and we have numerous competitors, some of which are larger and have greater financial resources than we have. As many of the products we sell are global commodities, the markets for our products are highly price competitive and in many cases sensitive to product substitution. In addition, to compete effectively, we must continuously focus on improving efficiency in our production and distribution operations, as well as developing and maintaining appropriate market share and customer relationships. Competition could cause us to lose market share or reduce pricing, which could have an adverse effect on our business and profitability.

Risks Related to Data Security and Intellectual Property

Our information technology systems and processes may suffer a significant breach or disruption that may adversely affect our ability to conduct our business.

Our information technology systems, some of which are dependent on services provided by third parties, provide critical data and services for internal and external users, including procurement and inventory management, transaction processing, financial, commercial and operational data, human resources management, and other information and processes necessary to operate and manage our business. Our information technology and infrastructure may experience attacks by hackers, breaches or other failures or disruptions that could compromise our systems and the information stored there. While we have implemented security measures and disaster recovery plans designed to protect the security and continuity of our networks and critical systems, these measures may not adequately prevent adverse events such as breaches or failures from occurring or mitigate their severity if they do occur. If our information technology systems are breached, damaged or fail to function properly due to any number of based attacks, systems implementation difficulties, catastrophic events or power outages, and our security, contingency or disaster recovery plans do not effectively mitigate these occurrences on a timely basis, we may experience a material disruption in our ability to manage our business operations. We may also be subject to legal claims or proceedings, liability under laws that protect the privacy of personal information, potential regulatory penalties and damage to our reputation. Such events may adversely impact our business, results of operations and financial condition, as well as our competitive position.

Risks Related to Our Capital Requirements

We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and expand our business.

We require significant amounts of capital to operate our business and fund capital expenditures. In addition, our working capital needs are directly affected by the prices of agricultural commodities, with increases in commodity prices generally causing increases in our borrowing levels. Furthermore, the expansion of our business and pursuit of acquisitions or other business opportunities may require us to have access to significant amounts of capital and working capital. If we are unable to generate sufficient cash flows or raise sufficient external financing to fund these activities and their working capital, we may be forced to limit our operations and growth plans, which may adversely impact our competitiveness and, therefore, our results of operations.

Risks Related to Incorporation in Gibraltar

You will have limited ability to bring an action against us against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Gibraltar, because we conduct our operations primarily outside of the United States and because a majority of our directors and officers reside outside the United States.

We are a Gibraltar public company limited by shares and, as a result, the rights of the holders of our Ordinary Shares are governed by Gibraltar law and our Memorandum and Articles of Association. We conduct our operations through subsidiaries which are located primarily outside the United States. All of our assets are located outside the United States, and substantially all of our business is conducted outside the United States. All of our officers and a majority of our directors will reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to effect service of process on these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether the courts in Gibraltar will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in against us or our directors or officers under the securities laws of other jurisdictions. As a result, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an integrated, global business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. The principal agricultural commodities that we handle are flour and semolina, and secondary processing products such as pasta and couscous.

Our subsidiary Forafric Maroc is the combination of two former family owned businesses, Forafric (Maymouna) and Tria Group. Forafric (Maymouna) was acquired by FAHL in April 2015 and the Tria Group was acquired by us in January 2016. Today, we sell processed commodity products to customers in approximately forty-five countries in Europe, Asia, Africa and the Middle East. The principal purchasers of our products are wholesale foods manufacturers and distributors. We have developed an extensive global logistics network including storage facilities with direct access to ports by rail.

On June 9, 2022, we completed a Business Combination, in accordance with the Business Combination Agreement, by and among Globis, the Company, and Lighthouse Capital Limited, a Gibraltar private company limited by shares.

On June 9, 2022, as contemplated in the Business Combination Agreement: (i) Globis merged with and into Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”), with Merger Sub surviving (the “Merger”); (ii) immediately following the effectiveness of the Merger, all of the common stock of Merger Sub issued pursuant to the Merger were contributed to the Company; and (iii) thereafter the Company acquired 100% of the equity interests in FAHL from the Seller and FAHL became a direct subsidiary of the Company.

As a result of the Business Combination, (i) Globis stockholders received one ordinary share, nominal value $0.001 per share, of the Company (each, an “Ordinary Share”) for each issued and outstanding share of Common Stock, par value $0.0001 per share, of Globis (the “Common Stock”) held prior to the Merger; (ii) the issued and outstanding redeemable warrants that were registered pursuant to the Registration Statement on Form S-1 (SEC File No. 333-250939) of Globis automatically became redeemable warrants to acquire Ordinary Shares at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (which Warrant Agreement was assigned and novated by Globis to the Company with no other changes having been made to the terms of any issued and outstanding Public Warrants as a result of the Merger); (iii) each issued and outstanding warrant of Globis issued in a private placement automatically became warrants to acquire Ordinary Shares at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (with no other changes having been made to the terms of any issued and outstanding private placement warrants as a result of the Merger); and (iv) each issued and outstanding unit of Globis that had not been previously separated into the underlying Common Stock and underlying warrant upon the request of the holder thereof, was cancelled and entitled the holder thereof to one Ordinary Share and one redeemable warrant to acquire one Ordinary Share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement.

The Business Combination was consummated on June 9, 2022. The transaction was approved by the Globis Board and was approved at the Special Meeting of Globis’ shareholders held on June 9, 2022. Globis’ shareholders also voted to approve all other proposals presented at the Special Meeting. As a result of the Business Combination, on June 10, 2022, our Ordinary Shares and Warrants commenced trading on the Nasdaq Stock Market LLC under the symbols of “AFRI” and “AFRIW,” respectively.

The following diagram illustrates our corporate structure as of the date of this annual report:

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our,” the “group” and other similar terms refer to FAHL and its subsidiaries prior to the Business Combination and to Forafric Global PLC and its consolidated subsidiaries after giving effect to the Business Combination as the context may require.

Overview

We operate through Forafric Agro Holdings Limited (“FAHL”), our fully owned subsidiary, which is a private company limited by shares incorporated in Gibraltar under the laws of Gibraltar. FAHL is registered with the Registrar of Companies in Gibraltar under registration number 114436. FAHL is a holding company, and substantially all of our operations are conducted through our subsidiaries. Our corporate headquarters is located at Madison Building, Midtown, Queensway, Gibraltar GX11 1AA. Our registered office is located at 57/63 Line Wall Road, Gibraltar GX11 1AA.

We are an integrated, global business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. The principal agricultural commodities that we handle are flour and semolina, and secondary processing products such as pasta and couscous.

Our subsidiary Forafric Maroc is the combination of two former family owned businesses, Forafric (Maymouna) and Tria Group. Forafric (Maymouna) was acquired by FAHL in April 2015 and the Tria Group was acquired by FAHL in January 2016.

Tria Group was established in 1923 in Morocco under the name Minoterie Biscuiterie d’Anfa. The brand Tria was created in 1949. Tria Group was purchased by Mr. Mohammed Jamaleddine (father of Mustapha Jamaleddine, CEO of the group) in 1974. At this time the group had only one mill with a total capacity of 70 tons per day. In 1981, a first investment was made to increase the capacity to 150T/day. The production of pasta and couscous was launched in 1989. In 1995, a second investment to increase the capacity was made. In 2004, Tria formed the Ceraelis trading company, and in 2008, Finalog, a logistics company, with storage facilities in Casablanca. Tria Group was managed by the Jamaleddine family until 2016 and its acquisition by Forafric.

Forafric (Maymouna) was created in 1943. It initially specialized in the import-export of cereals and various other food and plant products (e.g., legumes, sugar, tea, aromatic plants, etc.) which in 1997 evolved into industrial flour milling by buying and then building its own mills. In 2003, Forafric decided to market its own brand, MayMouna.

In 2021, we acquired a majority ownership interest in MDS Mali and MDS Burkina Faso, both of which are based in Western Africa and are dedicated to soft wheat crushing. In addition, we acquired a majority ownership interest in Sanabil SA, a wheat milling business in the region of Meknes, Morocco. We also own a minority stake in GMT Niger, a wheat milling facility that is expected to start operations sometime in 2023.

Our subsidiary based in Angola is a greenfield project to develop soft wheat activity.

Today, we sell processed commodity products to customers in approximately forty-five countries in Europe, Asia, Africa and the Middle East. The principal purchasers of our products are wholesale foods manufacturers and distributors.

We have developed an extensive global logistics network including storage facilities with direct access to ports by rail. We contract with third parties for transport services. To better serve our customer base and develop our global distribution and logistics capabilities, we have agreements with third parties in storage and in transportation.

Industry Overview

We operate primarily in the large and growing African food market, providing base products such as flour, semolina pasta and couscous, which are staple products for most consumers in this and other developing markets. We foresee continued market growth with the projected demographical increase and urbanization in the region. The African population was approximately 1.3 billion in 2020 and according to the Organisation for Economic Co-operation and Development (OECD) will reach approximately 2.5 billion by 2050. Urbanization in Africa is projected to reach 1.5 billion by 2050, adding 950 million people since 2015. 36% of the world’s undernourished population is in Africa. This projected increase in urbanization is expected to lead to increased demand for more processed products.

Wheat is unique as a source of the gluten proteins that alone have the dough-forming properties needed to make the variety of foods that rely on the rheology of dough, namely, leavened breads, pasta, noodles, flat/pocket breads, steamed breads, biscuits, cakes, pastries and various food ingredients. Therefore wheat, an essential part of the diet of most of the world’s population, is prominent in world trade. Its quality traits are the most critical of all the grains.

Research has shown that fiber may play a large role in maintaining bowel health, lowering cholesterol, stabilizing blood glucose levels and controlling weight gain. In recent years, the awareness of the health benefits of high fiber diets has increased. Whole grain wheat flour is known for its high fiber, and enriched wheat flour is also a source of thiamin, riboflavin, niacin, and vitamin E. Wheat is also considered to be a good source of several minerals such as iron, calcium, selenium, manganese, copper, phosphorous, and folate. It offers a number of health benefits, which has led to increased demand for wheat flour among end users. Skin protection, nourishment, and energy are some of the basic health benefits offered by the consumption of wheat flour.

The high fiber content in whole grain wheat is known to promote gut health. Consumption of whole grain wheat flour has also showed positive effects on blood sugar levels. These are some of the reasons that are contributing to change in dietary preferences of individuals. We do not believe that concerns regarding gluten intolerance and celiac disease, which impact only small percentages of the population, will have any appreciable impact on projected sales growth.

Most of our assets are based in Morocco. The total wheat production for Morocco for the 2021-2022 season was 4.3 metric tons (MT) of wheat and 0.6MT of durum. The total consumption of wheat-based product per person in Morocco is the second highest in the world with 200kg per person per year. This is 3 times the average consumption per person per year of the rest of the world as bread remains a staple of both the Moroccan diet and of Moroccan culture. The population of Morocco is projected to grow from approximately 36 million to 46 million by 2050.

Our Strengths

Leader in the Moroccan market

We are a leader in the Moroccan market in respect of the wheat milling business, with a milling capacity of 2,200 tons per day. This position enables us to have better access to raw materials, to improve its productivity and to benefit from the power of its two main brands, Maymouna and Tria (See Our Brands and Products).

Raw materials are the key to profitability in our industry. Raw material accounts for up to 80% of total cost. With a total volume of 550,000 tons per year, the group has great bargaining power, ahead of many international providers of wheat, and has, accordingly, had access to excellent conditions of purchasing.

As with every industrial business, productivity is key to performance. With eight milling plants in Morocco, we improved our productivity over the past 3 years and reduced our industrial cost. We consider ourselves to be among the top performing industrial units in our industry.

MayMouna and Tria are our two main brands in the Moroccan market. MayMouna is our most popular brand for Moroccan households and Tria is our most popular brand for industrial clients in Morocco.

Stable Product Demand

Our products are basic food staples in Morocco and Africa. Accordingly, demand for our products has been stable in Morocco and fast-growing in Sub-Saharan Africa and Angola, even in periods of economic uncertainty. Our business did not suffer any crisis of decrease of demand during the economic disruptions that impacted Africa and Asia in 2021-2022. During the recent pandemic crisis of COVID-19, demand for our products continued to remain high.

Near-term and long-term Opportunities

Near-term opportunities

The Moroccan flour sector is changing. Though in the 1960s Morocco was largely self-sufficient, producing more than 80% of the wheat for domestic consumption, only 60% of the total domestic demand for wheat was met by the end the 20th century. Despite the introduction of improved wheat varieties and significant increases in yields, yield levels remain below both the global average of over 3 metric tons per Hectare (t/ha) and the African average of 2.3 t/ha. Consequently, Morocco continued to import large volumes, making wheat the most important (in both volume and value terms) of all agricultural imports. Governmental efforts to support yield growth are expected to continue, including the use of new technologies for better seed-delivery and to increase crop yield. The transformation of the sector will create immediate opportunities to grow and gain market share. As the leader on this market, we expect to benefit from this transformation. Due to abundant rains, wheat production in Morocco is expected to triple to 7.54 million tons, according to a recent Global Agricultural Information Network report from the US Department of Agriculture and the Company is expected to benefit from this increase.

Long-term opportunities

We believe that the market in which we operate is sustainable and growing. We expect future growth in our market will be led by:

●	Continued demographical growth in the African continent from approximately 1.3 billion in 2020 to approximately 2.5 billion by 2050;

●	Increasing urbanization in Africa, projected to reach 1.5 billion by 2050, adding 950 million people since 2015; and

●	The continued growth in the consumption of our products in the region, which the Company expects to not only remain staple products, but to gain further traction with increasing urbanization.

Our Business Strategy

We consider sustainable growth to be the pillar of its business management strategy, through which it consolidates its position as a benchmark business group in its areas of activity and as a sound, innovative, sustainable, responsible enterprise, committed to: (i) social well-being, diversity, environmental balance and social and economic progress; and (ii) tax responsibility, respect of human rights and prevention of corruption and other illegal conduct.

This entails developing a business model focusing on the generation of value, taking into consideration the interests of its human team, shareholders and investors, customers, suppliers, the media, the communities in which we operate and the environment.

In this regard, we look beyond the exclusive goal of achieving financial yield and includes environmental, social and ethical criteria alongside economic variables in its decision-making processes.

We thus undertake, as an essential principle in its actions, the creation of a business model that is respectful of and sustainable for the environment and society overall and, while ensuring value, profitability and competitiveness, it promotes diversity, respect for human rights, tax responsibility and the prevention of corruption, thus contributing towards the progress of society and generating trust among our stakeholders.

Our Fundamental Values

Nutrition: We ensure the supply of products essential for human nutrition by contributing to the health and well-being of consumers. Our brands are symbols of quality and good nutrition.

Proximity: We maintain lasting relationships with consumers, our customers and suppliers, by constantly listening to them. We build relationships of trust based on mutual respect. We support the social and economic well-being of our growers, suppliers and local communities.

Integrity: We are responsible for our actions and performance. We expect similar behavior from our partners.

Excellence: We aim for the best quality for our products, and process for the contribution of our teams. We are aware of our responsibility to provide high quality product and product our customers from damaging additives and chemical residues.

Sustainability: We always act with respect for our environment, and incorporate sustainability in all areas of our business, from operation of our facilities, to engagement with customers, suppliers and communities. Long term sustainability and environmental responsibility are fundamental to the future of our business. We are dedicated to reducing our carbon footprint by reduction of power consumption.

Our Business Model

We have established itself as a leading wheat milling player in Morocco. With the recent acquisition of Moulin Sanabil, we now own eight milling plants across Morocco (six of which are dedicated to common wheat and two are dedicated to durum wheat) with total processing capacity of 2,400 tons per day and a total milling capacity of 765,000 tons per year. We also have 1 secondary processing unit, 2 logistics platforms, and 250,000 tons of grain storage facilities in Morocco. It is also the owner of PRODELA, an animal feed processing company in Morocco, which was established in 1991 to commercialize the bran created by the mills.

Our products are exported to 45 countries. Our primary activities include the production and sale of a variety of wheat flours, Semolina and Pasta and Couscous in Morocco and in more than 45 countries. Our two main brands in Morocco are MAYMOUNA and TRIA (see Our Brands and Products).

Our Brands and Products

Forafric owns two leading brands: Tria and MayMouna.

Tria

Tria brand was born more than 60 years ago from a family that had a passion for the transmission of Moroccan culinary traditions, associated with a high level of quality.

As a result, Tria brand quickly established itself as a key player in the flour milling sector and in the transformation of wheat grains into pasta and couscous. The Company believes its success in Morocco was the result of strong commitments from the brand to offer products of constant quality and taste.

For several generations, Tria has strived to keep intact the fundamentals that have made its reputation, from the selection of a high quality raw materials, and seeks to reinventing its products in order to support changing consumer needs.

Tria continues to be a highly respected brand for packaged flour, precooked couscous and packaged pasta on the Moroccan market. Today, Tria combines modernity and tradition, which makes it one of the favorite brands of Moroccans. Tria has approximately 15% of the overall market in Morocco of couscous and approximately 28% in the market of packaged couscous. Tria also has approximately 9% of the overall market of pasta in Morocco.

Tria branded products include:

●	TRIA DAKIK MINE NAWH MOUMTAZ for Flour, Pasta and Couscous
●	TRIA COUSCOUS DE QUALITE SUPERIEURE for Couscous
●	TRIA PATES DE QUALITE SUPERIEURE for Pasta
●	TRIA FARINE DE QUALITE SUPERIEURE for Flour

MayMouna

Maymouna, whose Arabic name derives from “Youmn” which intimates values of kindness and blessing, has been a success story since its initial launch.

We believe that MayMouna is recognized as an innovative brand which strives to make life easier for the average consumer. The MayMouna brand has redefined the rules on the Moroccan market, by adopting a marketing strategy reflected in its unique packaging and establishing a color code allowing the clear identification of each of its products. The brand also integrates into its packaging culinary presentations allowing each household to easily recognize the right product capable of meeting its needs.

MayMouna is appreciated for its quality but also for the richness of its range. The brand has, on a regular basis, introduced new products to attract the average household, its primary consumer (e.g., under the registered trademark Finette) and meet the needs of professionals (e.g., Farine Boulangère). This has enabled MayMouna to maintain its popularity and reputation.

In 2014, MayMouna was nominated at the Morocco’s National Agricultural Fair (SIAM) for an award in the Innovation Brand category, and it was awarded the prize of best price and quality at the SIAM 2014 and 2016 editions.

MayMouna offers a diversified range of products segmented into two categories: soft wheat products and durum wheat products. In order to meet market demands, the products intended for the traditional consumer market (i.e., wholesalers, groceries), are sold in polypropylene packaging for the, in kraft paper for mass distribution. The industry, on the other hand, is delivered in bulk by tanker.

Soft wheat products: Soft wheat is the most widely used and cultivated variety of wheat in the world. It is used to produce flour, particularly for making bread and pastries. All our soft wheat flours are enriched with iron and vitamins. Our soft wheat products include:

●	Pastry flour - Soft wheat flour comes from the heart of the grain (the wheat kernel), the extraction of which is milled to produce a flour powder. Thanks to its milling know-how, MayMouna has developed a pastry flour with a very fine texture and without lumps, with a mineralization rate not exceeding 0.38%. Our pastry flour meets the daily needs of the average household, and is suitable for fine culinary preparations of pastries, béchamel, sauces, and harira, a traditional Moroccan soup. MayMouna pastry flour is available in 1kg, 2kg, 5kg and 10kg kraft packaging.

●	Extra white - Used mainly by pastry and bakery professionals, MayMouna Extra white flour is very fluid. Guaranteed lump-free, it offers an excellent hold for all kinds of food preparation. It is distinguished by its purity and by its whiteness with a mineralization rate not exceeding 0.42%. MayMouna Extra white is available in 5kg, 10kg and 25kg polypropylene packaging.

●	The Baker - This flour suitable for breadmaking is intended exclusively for the baking industry. MayMouna La Boulangère is available in 25kg and 50kg polypropylene packaging.

●	We also sell products in Morocco under the AMBRE and BRIO brands, which include LA AMBRA, AL DENTE Flour, AMBRA Flour, AMBRE Flour, ASSALA, BRIO and BRIO, MLAOUI, BAGHRIR for pasta and couscous. BRIO is also used for export to Europe.

Durum wheat products: As in most Mediterranean countries and the Maghreb, durum wheat is part of the traditional meal in Morocco. Naturally rich in fiber, it benefits from recognized digestive virtues. Durum wheat can be transformed into semolina for the production of pasta and couscous, but also into flour for making bread. In Morocco, the main use of durum wheat is in breadmaking and couscous. Our durum wheat products include:

●	Whole meal Flour - Naturally rich in fiber, MayMouna Whole meal flour has the particularity of giving a whole hard wheat bread with recognized digestive and dietary virtues. MayMouna Whole meal Flour is available in 2kg, 5kg and 10kg kraft, 5kg, 10kg and 25kg polypropylene packaging.

●	Finot - A flagship product of the entire range, this very fine semolina is ideal for delicate preparations, for golden and well-leavened homemade bread. MayMouna Finot also makes it possible to achieve flaky and crispy msemens, a traditional Moroccan type of pancake. MayMouna Finot is available in kraft 5kg and in 10kg, polypropylene 5kg, 10kg and 20kg packaging.

●	Fine semolina - This semolina is used mainly by industrial manufacturers of couscous and pasta. It is also used by households and bakers for light and golden baghrirs, which is a traditional Moroccan type of pancake or crepe, various semolina cakes, and harcha, a Moroccan pan-fried bread.

●	MayMouna Fine Semolina is available in 1kg and 5kg kraft packaging, and in 5kg, 10kg and 25kg polypropylene packaging.

●	Course semolina - MayMouna Semoule Grosse is mainly intended for the preparation of artisan couscous. With a regular grain size, this semolina is ideal to be worked by hand, in the traditional manner. MayMouna Semoule Grosse is available in 5kg kraft, and in 5kg, 10kg and 25kg polypropylene packaging.

●	Finette - It is an exclusive product of MayMouna, specially created to offer the consumer a flour suitable for the preparation of homemade bread. Recognized for its baking qualities, Finette is very fluid. Finette by MayMouna is available in 5kg, 10kg and 25kg polypropylene packaging.

Though Tria and Maymouna are our most popular and well-known brands, our products are sold under a number of other brand names, including:

LES GRANDES SEMOULERIES DU MAROC : Semolina

LAMSAMDA: Flour

TARGA: Flour

EXTRA BLANCHE: Flour

HOUYAM: Flour

AL FADANE: Flour

EL GHALA: Flour

FARINOR: Flour

SANABIL: Semolina

LMLIH, EL FEN: Semolina

DIAMANDA : Flour

SABA: Pasta and Couscous

JAWDA: Flour

BADIA: Flour

LA BELLA, ZERDA: Pasta and Couscous

SANABIL: Semolina

CH’RIFA: Flour

AL BACHA: Flour

AYLA: Flour

F’DILA: Flour

CH’MICHA: Flour

SOUIRA: Flour

Sourcing and Processing

We are dedicated to providing our customers with high quality, nutritious and healthy products and our production process is designed to achieve these goals:

Supply: In addition to the choice of excellent raw materials, at harvest time, samples are tested for the quality and quantity of protein and for the presence of heavy metals, pesticide residues, and other harmful chemicals.

Reception: On delivery of the wheat, a representative sample undergoes a battery of analyzes ensuring compliance with the Company’s quality standards. From the pit, the wheat then undergoes a pre-cleaning to eliminate any large waste.

Cleaning: At this stage, the wheat undergoes a second cleaning which consists of eliminating the impurities (foreign seeds, straw, dust, etc.). The stone remover makes it possible to remove the stones by density difference.

The wheat is then wet in order to facilitate its grinding and damaged grains or those whose color does not conform are removed using a machine equipped with a camera.

Grinding: The wheat then goes to milling. This operation dissociates the bran and the floury part thanks to a succession of grinding and sieving. The various finished products are evaluated according to their grain size, protein level, humidity, color, etc. These analyzes are supplemented by use tests in the bakery, in particular to test the breadmaking. A series of sanitary analyzes is added to ensure the wholesomeness of each product in compliance with the required standards.

Conditioning: The various flours and semolina obtained are packaged in food packaging suitable for their good conservation. Each batch is strictly controlled to ensure compliance with specifications and standards in force.

Trading and Storage

The Company has a unique storage infrastructure in Morocco. The group has 2 units dedicated to storage and more than 250,000 tons of grain storage capacity in Morocco. This organization allows it to optimize and best meet the needs of all of its mills and to effectively manage the costs of its supply chain.

Two of our trading companies, Forafric and Cerelis, aim to import and sell wheat. Cerelis is based in Morocco and dedicated to meet the needs of the group in raw materials.

Our Finalog subsidiary, with a capacity of 79,000 metric tons, which is based in Casablanca, manages transport, handling and storage activities. The Finalog’s multimodal platform (Road / Rail) is devoted 100% to cereals and is linked to the port of Casablanca by rail. Finalog has a daily reception capacity of 7,000 tons and 3,000 tons per day for delivery. Though most of its revenues are generated by the Company, Finalog also rents part of its facilities to other companies.

Significant Events and Transactions

Due to our strong crushing volume in 2022, we have emerged as the leading wheat milling player in Morocco through the acquisition and consolidation of well-known businesses Forafric (MayMouna) and the Tria Group. Forafric (MayMouna) was created in 1943 with focus on imports, repositioning its core activity on milling in the 2000s and recently developing its branding strategy to becoming a leading wheat flour brand in Morocco. Forafric (MayMouna) was acquired by us in April 2015. The Tria group was created in 1949 under the name Minoterie Biscuiterie d’Anfa, with focus on milling activity, and was acquired by us in January 2016.

Company	2022 Crushing	Market Share
IZDA*	555.999	13.07%
Forafric	486.860	11.45%
Gromic	360.773	8.48%
Zine Cereales	315.798	7.43%
Fandy	270.565	6.36%
Casa Grains	227.403	5.35%
Others	2,035,659	47.86%
Total	4,253,057	100.00%

Source ONICL Morocco

*IZDA: not a company but a group with common purchasing interest

Effective on November 5, 2020, pursuant to an investment and shareholders agreement (“Trigola Agreement”) dated November 5, 2020, we entered into an agreement with Trigola, SU, LDA (“Trigola”), an entity incorporated in the Republic of Angola and owned by the Parent for a majority share in Trigola’s equity of 75%. Pursuant to the terms of the agreement, we would provide financial investments in Trigola for the construction, commissioning and operation of a new industrial facility for the processing of wheat and the production of wheat flour, management services and other services on an exclusive basis in relation to Trigola’s business. We agreed to fund Trigola for operational cash flow needs and bear the risk of Trigola’s losses from operations and Trigola agreed that we would be entitled to 75% of Trigola’s net profits, if any.

Effective on April 30, 2021, we completed a share purchase acquisition of Moulins du Sahel Mali S.A. (“MDS Mali”). By way of the acquisition, we acquired a 70.35% stake in a wheat milling business in Mali. The investment in MDS Mali enables us to obtain a strategic footprint in west Africa. Details of the acquisition are included in the footnotes to the financial statements.

Effective on July 30, 2021, we completed a share purchase acquisition of Moulin du Sahel Burkina (“MDS Burkina”). By way of the acquisition, the Company acquired a 78.21% stake in a wheat milling business in Burkina. Details of the acquisition are included in the footnotes to the financial statements.

On July 30, 2021, we acquired 37.10% of the capital stock of GMT Niger headquartered in Niger, which is a non-operational wheat milling facility. We have accounted for this investment as an equity method investment.

In October 2021, we acquired a majority stake in Moulin Sanabil based in Meknes Morocco. The strategy of the group in Morocco is to expand its capacity to reach 20% of market share and to expand geographically to reach all important customers in Morocco. Meknes is based in the center region of Morocco where we did not have mills. This opportunity enables the group to enter into this region with a huge capacity to expand. This region is also the main producer of wheat in Morocco so thanks to this new acquisition, the whole group will benefit from good conditions on the acquisition of local wheat produced in this region.

In 2022, the price of raw materials went up dramatically as reflected in the increase in the group’s cost of goods.

Impact of COVID-19 on the Business

The World Health Organization declared the global outbreak of COVID-19, a disease caused by the novel coronavirus, a pandemic in March 2020. This pandemic has resulted in worldwide government authorities and businesses issuing public health guidelines and enacting emergency measures intended to limit the spread of the virus. These measures include shelter-in-place orders, social distancing, mask requirements, travel restrictions, border closures, and unnecessary business shutdown. In response to the pandemic, we have implemented measures to ensure the health and safety of our employees and customers, including allowing our entire workforce to work remotely, restricting physical contact between our employees, and establishing safety protocols for the offices. As we produce a staple food product, we have to date not experienced any material negative impact on our sales due to Covid 19. The only measurable impact that we experienced in 2020 related to the seasonality of our sales and our ability to access to foreign currency, and, during 2021 and 2022, increases in raw material, freight and shipping costs, which may be attributable to general increases in shipping and logistics costs during the pandemic as a result of higher global demand for wheat and inflationary pressures. There can be no assurance that if the pandemic worsens, or new variants emerge, that our business will not be negatively affected.

Key Factors Affecting Operating Results

Government Regulation

We are subject to a variety of laws in each of the countries in which we operate which govern various aspects of our business, including the processing, handling, storage, transport and sale of our products; risk management activities; land-use and ownership of land, including laws regulating the acquisition or leasing of rural properties by certain entities and individuals; and environmental, health and safety matters. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from governmental agencies and our facilities are subject to periodic inspection by governmental agencies. In addition, we are subject to other laws and government policies affecting the food and agriculture industries, including food and feed safety, nutritional and labeling requirements and food security policies. In particular, the National Office for Food Safety in Morocco (Office National de Securité Sanitaire des Produits Alimentaires, “ONSSA”) requires various certifications for the export of products to Morocco. ONSSA certifications have been obtained for the following subsidiaries of the Company: Forafric SA; Finalog; Maymouna GrainLes Grands Moulins de Tensift; Les Grandes Semouleries de Casablanca; Les Grandes Semouleries de Safi; Tria Group; and Arzak.

From time to time, agricultural production shortfalls in certain regions and growing demand for agricultural commodities for feed, food and fuel use have caused prices for relevant agricultural commodities to rise. High commodity prices and regional crop shortfalls have led, and in the future may lead, governments to impose price controls, tariffs, export restrictions and other measures designed to assure adequate domestic supplies and/or mitigate price increases in their domestic markets, as well as increase the scrutiny of competitive conditions in their markets.

Environmental Matters

We are subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. Our operations may emit or release certain substances, which may be regulated or limited by applicable laws and regulations. In addition, we handle and dispose of materials and wastes classified as hazardous or toxic by one or more regulatory agencies. Our operations are also subject to laws relating to environmental licensing of facilities, restrictions on land use in certain protected areas and water use. We incur costs to comply with health, safety and environmental regulations applicable to our activities and have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations. However, due to our extensive operations across multiple industries and jurisdictions globally, we are exposed to the risk of claims and liabilities under environmental regulations. Violation of these laws and regulations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities.

Additionally, our business could be affected in the future by regulation or taxation of greenhouse gas emissions, or policies related to national emission reduction plans. It is difficult to assess the potential impact of any resulting regulation of greenhouse gas emissions. Potential consequences could include increased energy, transportation and raw material costs, and we may be required to make additional investments to modify our facilities, equipment and processes. Climate change could also lead to stronger production variability than today which could result in price volatility. Climate change could cause temperature increases and rainfall changes that could lead to lower yields in Morocco and other semi-arid Mediterranean countries in the future. In response to such concerns, the effects of additional climate change regulatory initiatives could have adverse impacts on our business and results of operations. Compliance with environmental laws and regulations did not materially affect our earnings or competitive position in 2021.

Competition

The markets for our products are highly price competitive. Competition is based on a number of factors, including delivered price, product offering and quality, location, raw material procurement, production efficiency, brand recognition, nutritional profile, dietary trends, logistics and distribution capabilities, and customer service, including, in some cases, customer financing terms. The Company faces competition in each of its businesses and has numerous competitors. Competition is based on a variety of factors, including price, raw material procurement, brand recognition, nutritional profile, dietary trends and distribution capabilities. Our major competitors in Morocco include: Moulins du Maghreb, Zine Cereales, Rica Maroc, Casagrains and Dari Couspate. These competitors would be at an advantage if they are able to obtain superior financing capabilities. In addition, other regional or international Agribusinesses may expand into our marketplaces increasing competition.

To compete effectively, we must continuously focus on improving efficiency in our production and distribution operations, as well as developing and maintaining appropriate market share and customer relationships, and brand reputations for quality.

Legal Proceedings

From time to time, the Company and its subsidiaries may become subject to various legal proceedings. There are currently three separate actions pending against the Company for unfair dismissal by former employees; however, none of such proceedings, individually, or in the aggregate, would have a material adverse effect on the Company or its operations if decided adversely against the Company.

Insurance

In each country where the Company conducts business, our operations and assets are subject to varying degrees of risk and uncertainty. We insure our businesses and assets in each country in a manner that it deems appropriate for a company of our size and activities, based on an analysis of the relative risks and costs. If we were to incur a significant loss or liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations. The Company believes that it maintains adequate policies of insurance to insure its operations against such risks as can be reasonably anticipated in the markets in which it operates.

Seasonality

There is a degree of seasonality in the growing season and procurement of our principal raw materials. Further, in the Moroccan market where the bulk of our business originates and where we operate four flour mills, soft wheat cannot be freely imported during the calendar year. All our soft wheat must be imported before end of April and from beginning of September or October depending on the harvests of local wheat in Morocco. This is designed to protect local Moroccan producers of wheat by enabling them to sell their production on the local market. Accordingly, the third fiscal quarters of the year has generally been our weakest in terms of financial results.

Intellectual Property

Our material intellectual property consists of approximately 25 trademarks and logos relating to our two main brands, Maymouna and Tria, and our other brands and products. These intellectual property rights are registered in Morocco. Under Moroccan law, such registrations are valid for 10 years from the date of filing the application, and are renewable for additional periods of 10 years. There is also a grace period for late renewals and a registration is not canceled unless it is not renewed within six months of the end of the registration period.

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plants and equipment

As of December 31, 2022, the Company owns and leases 12 refining, packing and milling facilities throughout the world with an aggregate production capacity of 3.050 metric tons per day, including eight milling plants in Morocco with an aggregate capacity of 2.400 metric tons per day. We also have two storage facilities in Morocco with an aggregate storage capacity of 250,000 metric tons.

Our corporate headquarters in Gibraltar, occupies approximately 1,200 square feet of space under a lease that expires in June 2025. We also own or lease other office space for our operations worldwide.

We believe our current facilities are sufficient to meet our needs.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report.

This annual report includes consolidated financial statements for the years ended December 31, 2022, 2021 and 2020. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2020 and 2019 has been omitted from this annual report, but may be found in “Management’s Discussion And Analysis of Financial Condition and Results of Operations of FAHL” in our registration statement on Form S-4 filed with the SEC on May 6, 2022.

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products once available;

●	our expectations regarding our development and commercialization of our therapeutics;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our” and other similar terms refer to FAHL and its subsidiaries prior to the Business Combination and Forafric Global PLC and its consolidated subsidiaries after giving effect to the Business Combination. The following discussion and analysis summarize the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of the Company as of and for the periods presented below.

Overview

Key Factors Affecting Our Performance

The key factors affecting the performance of our business are described below:

Cost of Raw material. The cost of wheat is almost 90% of total cost in our business. Fluctuation on the price of the wheat has a direct impact on our performance. The cost of wheat depends on weather, supply and demand and strategies of main international producers. The cost of raw material depends also on freight cost and currency exchange rate fluctuations.

Industrial cost. The crushing cost is the second main factor affecting our performance. This cost includes equipment, labor and interest over financing. To perform on our business, we have to maintain this cost below 30 USD per ton produced. To achieve this performance, we have to monitor energy, equipment usage, logistics, human resources and financial cost.

Average selling price. The average selling price is based on the two components:

●	Price of flour/Semolina

●	Price of Bran

Bran is between 20% to 25% of the production of finished products. We have no impact on the price of the bran.

On the price of finished product, we can have a limited impact due to high concurrency on the market.

Impact of COVID-19

We believe that COVID-19 did not have any material impact on our sales. We believe that this is because we produce a staple food product, the demand for which was not materially affected by the pandemic. During the first three months of 2022, we experienced increases in raw material, freight and shipping costs, which may be attributable to general increases in shipping and logistics costs during the pandemic as a result of higher global demand for wheat and inflationary pressures; however, due to our ability to increase sale prices and the subsidies provided by the Government of Morocco, these increases in our costs of goods did not have a material adverse impact on our business.

The COVID-19 pandemic could impact our supply chain for products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured or held for distribution. We could also see significant disruptions of the operations of our logistics, service providers, delays in shipments and negative impacts to pricing of certain of our products. To date, we have not experienced any significant disruptions of the operations of our logistics, service providers, or delays in shipments, and based on current trends, we do not anticipate supply chain disruptions through the end of 2023.

At this time, we do not foresee supply chain disruptions having a material adverse effect on our business goals, results of operations or capital resources.

The War in Ukraine

On February 24, 2022, Russia launched an invasion in Ukraine. The invasion may severely disrupt or depress wheat harvests in Ukraine and Ukraine’s ability to export wheat. In addition, as a consequence of the Russian invasion of Ukraine, the United States, the European Union and other countries have imposed sanctions against and penalties for doing business in Russia and with certain Russian-owned businesses. These sanctions may limit Russia’s ability to export wheat. Because Ukraine accounts for approximately 10% of the world’s wheat exports and Russa accounts for approximately 16% of the world’s wheat exports, the continuation of the war between Ukraine and Russia could lead to a material reduction in the availability of wheat on the international market which could in turn affect our ability to obtain raw materials or result in substantial increases in prices of raw materials, which could have a material adverse effect upon our business.

The Company has not purchased, and has no contracts to purchase raw materials from either Ukraine or Russia in 2023. The Company has also in recent years diversified its sources of supply, and purchases most of its raw materials from European countries, as well as Argentina and Brazil. The Company believes that as a result, it will have adequate sources of supply of raw materials for the 2023 calendar year. During the first three months of 2023, the price of soft wheat and durum has started to decrease, but the Company has not determined at this time that there is a clear trend that prices will continue to decrease at the same pace for the remainder of 2023.

Because the Company does not currently have any business operations in Russia and is not purchasing raw materials from suppliers in Russia in 2022, the sanctions regime imposed upon Russia does not currently directly impact the Company’s business.

Key Components of Results of Operations

Net sales, cost of goods sold and gross profit figures are calculated with the following method:

Net sales: Total consolidated sales;

Cost of goods sold: includes cost of raw materials, cost of freight, cost of foreign exchange and cost of improvements used in the production; and

Gross profit: the difference between net sales and cost of goods sold.

The key components of our results of operation are:

Price of raw materials, which is affected by many factors, including global and regional supply, which in turn is impacted by factors such as weather conditions, local planting decisions, crop failure, reduced harvests, governmental policies (including both tariffs and subsidies), and other agricultural conditions, as well as local, regional, and international demand. The price of raw materials decreased during the first three months of 2023 over the same period for 2022.

Cost of freight, which is impacted by shipping availability, international demand, labor shortages, strikes, regional conflicts, inadequate or obsolete port infrastructure and other factors.

Foreign exchange rates, which are continually fluctuating due to the relative economic strengths or governmental policies of different countries.

Human resources productivity, which may be impacted by the training and skills of the available workforce, the nature of tools and facilities in place, financial incentives and other factors over which we do not have any control.

Power consumption and costs, which may be affected by governmental policies, including green energy initiatives and the age and efficiency of existing and newly acquired facilities.

Our Results of Operations depends primarily on the cost of raw materials and on our industrial cost.

In our business, most raw materials are imported from Europe, South America, Black Sea and Canada (for durum). In Morocco, there is production of wheat but the quality is generally not high enough for industrial usage. The variation of the cost of raw materials has a huge impact on our business and can explain the changes in the result of operation form period to period.

Industrial cost is the second main component of our result of operation. The industrial cost includes human resources, cost of equipment, maintenance, power consumption and financial cost as main components. We launched a huge restructuring plan in 2018 to reduce our industrial cost with success. We successfully reduced the industrial cost by 40% over the last three years.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating Results

	For the Years Ended December 31,
In thousands of USD	2022	2021	$ Change

Revenues	$289,772	$261,679	$28,093
Cost of sales	260,399	219,311	41,088
Gross profit	29,373	42,368	(12,995)
Operating expenses:
Selling, general and administrative expenses	30,795	38,982	(8,187)
Total operating expenses	30,795	38,982	(8,187)
Operating (loss) income	(1,422)	3,386	(4,808)
Other expense (income):
Interest income	(34)	(543)	509
Interest expense	12,513	10,362	2,151
Change in fair value of derivatives and contingent consideration	(4,733)	-	(4,733)
Foreign Exchange loss	10,369	1,440	8,929
Other non-operating expenses	1,691	-	1,691
Total other expense	19,806	11,259	8,547
(Loss) before income taxes	(21,228)	(7,873)	(13,355)
Income tax (benefit) expense	(2,058)	(89)	(1,969)
Net loss	$(19,170)	$(7,784)	$(11,386)

Revenues

For the year ended December 31, 2022, net revenues totaled $289.8 million, increasing $28.1 million or 10.7% year over year. The increase in revenues when compared year over year is a direct result of an increase in sales volume coupled with higher average sales prices from our wheat products, as a result of higher global commodity prices following the onset of the Ukraine-Russia war, which exacerbated an already tight commodity supply environment.

Cost of Sales

For the year ended December 31, 2022, cost of sales totaled $260.4 million, increasing $41.1 million or 18.7% year over year. The increase in cost of sales when compared year over year is a direct result of the aforementioned rising costs of raw materials attributable to higher global commodity prices following the onset of the Ukraine-Russia war, resulting increases in shipping and logistic costs driven by inflationary pressures and unfavorable mark-to market results.

As a result, gross profits decreased by $13.0 million or 30.7% when compared year over year.

Selling, General and Administrative Expenses

For the year ended December 31, 2022, selling, general and administrative expenses totaled $30.8 million, decreasing $8.2 million or 21.0% year over year. The decrease in selling, general and administrative expenses is primarily attributable to a decrease in compensation costs and a decrease in bad debt expense.

Other Expense (Income)

For the year ended December 31, 2022, other expense (income) totaled $19.8 million, increasing $8.5 million or 75.9% year over year. The increase in other expense is primarily attributable to increases in interest expense and foreign transaction losses during the current year. The increase was partially offset by a $4.7 million net gain from the change in fair value of derivatives and contingent consideration related to forward purchase agreements and a contingent consideration liability related to the Company’s Business Combination in June 2022.

Segments

The following table presents revenue and operating income by segment for the year ended December 31, 2022 and 2021:

	For the Years Ended December 31,
In thousands of USD	2022	2021	$ Change

Sales to external customers:
Soft wheat	$216,659	$177,175	$39,484
Durum wheat	45,286	54,737	(9,451)
Couscous and pasta	27,827	29,767	(1,940)
Total	$289,772	$261,679	$28,093
Direct operating (loss) income:
Soft wheat	$6,352	$1,114	$5,238
Durum wheat	(5,255)	566	(5,821)
Couscous and pasta	(2,519)	1,706	(4,225)
Operating (loss) income	$(1,422)	$3,386	$(4,808)

For the year ended December 31, 2022, net revenues of soft wheat totaled $216.7 million, increasing 22.3% from $177.1 million during the comparable period in 2021. The increase was due to higher volume of sales coupled with the acquisitions of MDS Mali, MDS Burkina Faso and Sanabil SA that occurred in 2021 having a full year of operations included in consolidated figures during 2022.

For the year ended December 31, 2022, net sales of durum wheat totaled $45.2 million, decreasing 17.3% from $54.7 million during the comparable period in 2021. The decrease was primarily attributable to a decrease in volume during fiscal 2022.

For the year ended December 31, 2021, net sales of couscous and pasta totaled $27.9 million, decreasing 6.5% from $29.8 million during the comparable period in 2021. The decrease was primarily attributable to a decrease in volume during fiscal 2022.

Liquidity and Capital Resources

Working Capital and Working Capital Facilities – Working capital deficits were $94.6 million and $85.3 million at December 31, 2022 and December 31, 2021, respectively.

The Company had available to it revolving working capital credit lines in the amount of $48.0 million and $80.0 million as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, the Company had borrowed $47.0 million and had unused availability of $1.0 million under such credit lines. As of December 31, 2021, the Company had borrowed $79.5 million and had unused availability of $0.5 million under such credit lines. The Company has also entered into credit agreements for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $148.0 million as of December 31, 2022 and $100.0 million as of December 31, 2021. The Wheat Credit Facilities are secured by inventory. The Wheat Credit Facilities must be renewed on a semi-annual basis. As of December 31, 2022, the Company had borrowed $137.4 million under the Wheat Credit Facilities, with unused availability of approximately $10.6 million. As of December 31, 2021, the Company had borrowed $70.4 million under the Wheat Credit Facilities, with unused availability of approximately $29.6 million. In addition, subsequent to December 31, 2022, in April 2023, the Company amended certain lines of credit to obtain an additional $17.0 million in borrowing capacity.

Pursuant to the Business Combination Agreement, the Company’s Related Party Loans converted into Ordinary Shares upon consummation of the Business Combination. As of December 31, 2022, the Company has, in addition to its obligations under the working capital credit lines and the Wheat Credit Facilities, $2.9 million in lease obligations. The Company believes it has sufficient capital available to it to fulfill such obligations.

Cash and Cash Equivalents - Cash and cash equivalents were $24.8 million and $14.4 million at December 31, 2022 and December 31, 2021, respectively. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net were $30.9 million and $32.3 million at December 31, 2022 and December 31, 2021, respectively.

Inventories - Inventories were $27.2 million and $37.6 million at December 31, 2022 and December 31, 2021, respectively.

Liquidity and Capital Resources Relating to the Closing of the Business Combination – Prior to the closing of the Business Combination, holders of 9,612,536 shares of Globis’ common stock exercised their right to redeem such shares for cash at a price of approximately $10.30 per share for aggregate payments of approximately $99 million. As a result, upon closing of the Business Combination, approximately $19.4 million in gross proceeds was released from the Trust Account. Approximately $16.2 million was deposited into an escrow account for the benefit of the Forward Purchase Investors (as defined below) and approximately $3.2 million was released to the Company. In addition, substantially concurrently with the Closing, the sale of the PIPE Shares was consummated, pursuant to which the PIPE Investor purchased an aggregate of 1,320,195 Ordinary Shares of the Company for total gross proceeds to the Company of approximately $13.9 million.

As a result of the Business Combination, the Seller received (i) 17,004,762 Ordinary Shares on the Closing Date, (ii) 1,550,000 Ordinary shares pursuant to a subscription agreement dated September 9, 2022 and (iii) will be paid the principal sum of $8,000,000 together with interest on the outstanding amount from the Closing Date up to the date of payment (computed on the basis of a 360-day year consisting of twelve (12) months of thirty (30) days) accrued but unpaid thereon at the fixed per annum rate of 8%. The payment shall be made on the first anniversary of the Closing Date.

In addition, on September 9, 2022, the Company entered into a Warrant Agreement (the “Warrant Agreement”) with the Seller, pursuant to which the Company agreed to issue 516,666 warrants to the Seller, each of which entitles the holder to purchase one ordinary share of the Company, par value $0.001, at an exercise price of $11.50 per share in cash for a period of 5 years.

In addition to the foregoing consideration, the Seller is entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s shareholders, additional Ordinary Shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days.

Warrant Proceeds - The Company has 15,750,942 outstanding Warrants to purchase 15,750,942 Ordinary Shares, exercisable at an exercise price of $11.50 per share, which expire on June 9, 2027, at 5:00 p.m., Eastern Standard Time.

The exercise of the Warrants, and any proceeds the Company may receive from their exercise, are highly dependent on the price of our Ordinary Share and the spread between the exercise price of the Warrant and the price of Ordinary Share at the time of exercise. For example, to the extent that the trading price of the Ordinary Shares exceeds $11.50 per share, it is more likely that holders of our Warrants will exercise their Warrants. If the trading price of the Ordinary Shares is less than $11.50 per share, it is unlikely that such holders will exercise their Warrants. As of August 12, 2022, the closing price of the Ordinary Shares was $10.36 per share. There can be no assurance that all of our Warrants will be in the money prior to their expiration and, as such, any or all of our Warrants may expire worthless. As such, it is possible that the Company may never generate any cash proceeds from the exercise of our Warrants. The Company will continue to evaluate the probability of warrant exercise over the life of our Warrants and the merit of including potential cash proceeds from the exercise thereof in our liquidity projections.

To the extent such Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of our Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Ordinary Shares.

Forward Share Purchase Agreements - On June 8, 2022, Globis and certain unaffiliated investors (the “Forward Purchase Investors”) entered into Forward Share Purchase Agreements (the “Forward Purchase Agreements”) pursuant to which, on the three month anniversary of the date of the Closing (“Investor Shares Closing Date”), the Forward Purchase Investors may elect to sell and transfer to the Company, and the Company will purchase, in the aggregate up to 1,500,000 Ordinary Shares (the “Forward Investor Shares”), consisting of (i) Ordinary Shares then held by the Forward Purchase Investors and/or (ii) any additional Ordinary Shares that the Forward Purchase Investors may acquire prior to the closing of the Business Combination. The Company will acquire the Forward Investor Shares at a price of $10.80 per share (the “Forward Shares Purchase Price”). Upon the closing of the Business Combination, $16.2 million was deposited into an escrow account for the benefit of the investors for payment of the Forward Shares Purchase Price for all Forward Investor Shares.

On September 9, 2022, the Company entered into three Buy Back Contracts with the Forward Purchase Investors: (i) a Buy Back Contract by and among the Company, Nomis Bay Ltd and BPY Limited, pursuant to which the Company bought back up to 500,000 ordinary shares, par value $0.001 per share; (ii) a Buy Back Contract by and between the Company and K2 Principal Fund L.P., pursuant to which the Company bought back 448,651 ordinary shares, par value $0.001 per share; and (iii) a Buy Back Contract by and between the Company and Polar Multi-Strategy Master Fund, pursuant to which the Company bought back 231,071 ordinary shares, par value $0.001 per share (together “Buy Back Contracts”). As a result of the Buy Back Contracts, 1,179,722 ordinary shares were bought by the company and cancelled in full satisfaction of the Forward Purchase Agreements.

The Company has historically met its cash needs through a combination of cash flows from operating activities (when available), term loans, convertible bonds, working capital and inventory lines of credit and sales of equity.

We believe that cash on hand, as well as proceeds from anticipated debt offerings will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. However, there is no assurance that future funding will be available if and when required or on terms acceptable to the Company. This projection is based on our current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Operating Results

	For the Years Ended December 31,
In thousands of USD	2021	2020	$ Change

Revenues	$261,679	$196,596	$65,083
Cost of sales	219,311	156,188	63,123
Gross profit	42,368	40,408	1,960
Operating expenses:
Selling, general and administrative expenses	38,982	30,517	8,465
Total operating expenses	38,982	30,517	8,465
Operating income	3,386	9,891	(6,505)
Other expense (income):
Interest income	(543)	(3)	(540)
Interest expense	10,362	6,847	3,515
Foreign Exchange loss	1,440	3,043	(1,603)
Total other expense	11,259	9,887	1,372
(Loss) Income before income taxes	(7,873)	4	(7,877)
Income tax (benefit) expense	(89)	143	(232)
Net loss	$(7,784)	$(139)	$(7,645)

Revenues

For the year ended December 31, 2021, net revenues totaled $261.7 million, increasing 33.1% from $196.6 million during in the same period in 2020.

Cost of Sales

For the year ended December 31, 2021, cost of sales totaled $219.3 million, increasing 40.4% from $156.2 million during the same period in 2020, reflecting increases in raw material and shipping costs.

Gross profits for the year ended December 31, 2021, totaled $42.4 million, increasing 4.9% from $40.4 million during the same period in 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2021, totaled $39.0 million, as compared to $30.5 million for the same period in 2020. The increase was primarily attributable to an increase in compensation costs, professional fees and bad debt expense.

Other Expense (Income)

For the year ended December 31, 2021, other expenses totaled $11.3 million, increasing 13.9% from $9.9 million during the same period in 2020, reflecting increases in interest expense to $10.4 million for the year ended December 31, 2021, from $6.8 million for the year ended December 31, 2020, a 51.3% increase offsetting a 52.7% reduction in foreign currency exchange losses to $1.4 million for the year ended December 31, 2021, from $3.0 million for the year of 2020.

Segments

The following table presents revenue and operating income by segment for the year ended December 31, 2021 and 2020:

	For the Years Ended December 31,
In thousands of USD	2021	2020	$ Change

Sales to external customers:
Soft wheat	$177,175	$129,096	$48,079
Durum wheat	54,737	37,571	17,166
Couscous and pasta	29,767	29,930	(163)
Total	$261,679	$196,597	$65,082
Direct operating income:
Soft wheat	$1,114	$5,667	$(4,553)
Durum wheat	566	1,333	(767)
Couscous and pasta	1,706	2,891	(1,185)
Operating income	$3,386	$9,891	$(6,505)

For the year ended December 31, 2021, net sales of soft wheat totaled $177.2 million, increasing 37.2% from $129.1 million during the comparable period in 2020. The increase was due to higher volume of sales coupled with the acquisitions of MDS Mali, MDS Burkina Faso and Sanabil SA.

For the year ended December 31, 2021, net sales of durum wheat totaled $54.7 million, increasing 45.7% from $37.6 million during the comparable period in 2020. The increase was primarily due to higher selling prices as a direct result of the increase in cost of raw materials during fiscal 2021.

For the year ended December 31, 2021, net sales of couscous and pasta totaled $29.8 million, decreasing 0.5% from $29.9 million during the comparable period in 2020.

Liquidity and Capital Resources

Working Capital and Working Capital Facilities – Working capital deficits were $85.3 million and $66.5 million at December 31, 2021 and December 31, 2020, respectively.

The Company had available to it revolving working capital credit lines in the amount of $80.0 million. As of December 31, 2020, the Company had borrowed $65.2 million and had unused availability of $8.8 million under such credit lines. As of December 31, 2021, the Company had borrowed $79.5 million and had unused availability of $0.5 million under such credit lines. The Company has also entered into credit agreements for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $90.0 million as of December 31, 2020 and $100.0 million as of December 31, 2021. The Wheat Credit Facilities are secured by the Company’s inventory. The Wheat Credit Facilities must be renewed on a semi-annual basis. As of December 31, 2020, the Company had borrowed $48.0 million under the Wheat Credit Facilities, with unused availability of approximately $42.0 million. As of December 31, 2021, the Company had borrowed $70.3 million under the Wheat Credit Facilities, with unused availability of approximately $29.7 million.

Pursuant to the Business Combination Agreement, all of the Company’s Related Party Loans will be converted into Ordinary Shares upon consummation of the Business Combination. As of December 31, 2021, the Company has, in addition to its obligations under the working capital credit lines and the Wheat Credit Facilities, $7.5 million in lease obligations and obligations to invest an additional $3.7 million and $3.5 million in MDS Mali and MDS Burkina, respectively. The Company believes it has sufficient capital available to it to fulfill such obligations.

Cash and Cash Equivalents - Cash and cash equivalents were $14.4 million and $12.7 million at December 31, 2021, and 2020, respectively. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net were $32.3 million and $27.5 million at December 31, 2021 and 2020, respectively.

Inventories - Inventories were $37.6 million and $26.5 million at December 31, 2021 and 2020, respectively. The increase is primarily related to higher volume and cost of raw materials at end of December 2021.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

Our accounting policies are more fully described in Note 2- Summary of Significant Accounting Policies to our consolidated financial statements included as part of this F-1 Registration Statement. As disclosed in Note 2, the preparation of financial statements in conformity with GAAP requires management to make substantial judgment or estimation in their application that may significantly affect reported amounts in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Revenue Recognition – the Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company’s contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in Accounting Standards Codification (“ASC”) paragraph 606-10-50-14 of ASC Topic 606, Revenue from Contracts with Customers and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Trade discounts or volume rebates are recognized as a deduction in revenue. No payment terms beyond one year are granted at contract inception.

Revenue related to the sale of goods and equipment is measured based on consideration specified in a contract with a customer. the Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold.

Amounts received from customers prior to revenue recognition on a contract are recorded as contract liabilities on the consolidated balance sheets.

Shipping and Handling Costs – Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of sales. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities – the Company does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of sales.

Accounts Receivable and Allowances for Credit Losses – We provide credit terms to customers in-line with industry standards, perform ongoing credit evaluations of our customers, and maintain allowances for potential credit losses based on historical experience recorded. We analyze the aging of customer accounts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for credit losses. Customer balances are written off after all collection efforts are exhausted. Estimated product returns, which have not been material, are deducted from sales at the time of shipment.

Other Receivables – Other receivables include government subsidies for the production and sale of flour. The Moroccan government provides a fixed subsidy based on production and customer. Subsidies are paid by the Moroccan government twice a year based on sales of flour for the previous six months. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the consolidated statement of operations.

Income Taxes – The provision for income taxes includes income taxes currently payable in Morocco and local jurisdictions, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. We account for uncertain tax positions using a “more-likely-than-not” threshold. A tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, or the statute of limitations concerning such issues lapses.

Foreign Currency Translation and Transactions the Company’s functional currency is the Moroccan dirham, and its presentation currency is the United States Dollar (“USD”). The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in Accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the consolidated statements of operations and comprehensive income (loss).

Inventories - Inventories are stated at the lower of cost or net realizable value. the Company’s inventory is valued using the weighted average cost method. The costs of finished goods inventories include raw materials, labor, and overhead costs.

Property, Plant, and Equipment - Property, plant, and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Assets	Useful Lives
Buildings	39 years

Machinery and equipment (technical installations)	30-50 years

Other assets	5-30 years

Building improvements are depreciated over the shorter of the estimated useful life of the assets or the remaining useful life. Leasehold improvements are amortized over the shorter of their useful life or remaining lease term. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets, are expensed as incurred.

We perform impairment tests when circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of impairment include deteriorations in operating cash flows, the anticipated sale or disposal of an asset group, and other significant changes in business conditions. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property, plant and equipment is performed on a reporting unit level. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of such asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Goodwill and Other Intangible Assets - Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Assets	Useful Lives
Trademarks	Indefinite

Customer relationships	20 years

Patents and licenses	5-10 years

Computer software	5-10 years

Other intangible assets	3-10 years

Recognized intangible assets, exclusive of goodwill, are amortized over the useful lives of the assets unless that life is determined to be indefinite. All of our intangible assets, exclusive of goodwill, are finite lived. All amortization expense related to intangible assets is recorded in selling, general, and administrative expense in the consolidated statements of operations. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

The Company performs an evaluation of goodwill at the reporting unit level, utilizing either a qualitative or quantitative impairment test. A qualitative assessment is performed at least on an annual basis to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The annual test for impairment is conducted as of December 31. The Company’s reporting units included in the assessment of potential goodwill impairment are the same as its operating segments.

Recent Accounting Pronouncements

Adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for the Company’s interim and annual reporting periods beginning after December 15, 2021. Adoption of the guidance had no impact on the Company’s results of operations, balance sheet, or cash flows.

Other than as described above, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information, as of the date hereof, concerning the persons who serve as executive officers of the Company.

Name	Age	Position(s)
Saad Bendidi	64	Chairman
Mustapha Jamaleddine	61	CEO
Julien Benitah	41	CFO
Mustapha Ghazali	51	CTO
Oury Marciano	39	VP Business Development

The Company Board is comprised of seven directors. Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office. The following table sets forth certain information, as of the date hereof concerning the persons who serve as directors.

Name	Age	Position(s)
Saad Bendidi	64	Director
Julien Benitah	41	Director
Franco Cassar	63	Director
James Lasry	55	Director
Paul Packer	52	Director
Ira Greenstein	64	Director
Rachel Bitan	47	Director

Executive Officers and Directors

Saad Bendidi – Mr. Bendidi has served as the Chairman of the Company since June 2022 and as the Chairman of FAHL since March 2018. He is the chairman and a partner of the Investment Committee of Mediterrania Capital Partners, private equity fund since October 2013. Mr. Bendidi was the CEO of Saham Group, from December 2013 to October 2017. Prior to Saham, Mr. Bendidi served as the chairman and CEO of ONA (now Al Mada) from January 2005 to April 2008. Mr. Bendidi holds a master’s degree in engineering from Ecole Centrale de Paris, a master’s degree in political science from Institit d’Etudes Politiques de Paris (IEP), and a master’s degree of Business Administration from Hautes Études Commerciales (HEC). Mr. Bendidi operates from the headquarters of Forafric Maroc in Morocco.

Mustapha Jamaleddine – Mr. Jamaleddine has served as the CEO of the Company since June 2022 and as CEO of Forafric Maroc since March 2018. Mr. Jamaleddine was the Vice president of Forafric Maroc from March 2016 to March 2018 and the CEO of Tria Group, from March 2011 to February 2020. Mr. Jamaleddine holds a master’s degree in Engineering from the Ecole Nationale Des Travaux Publics De L’Etat (ENTPE). Mr. Jamaleddine operates from the headquarters of Forafric Maroc in Morocco.

Julien Benitah – Mr. Benitah has served as Chief Financial Officer of the Company since June 2022 and as Chief Financial Officer of FAHL since March 2018. Mr. Benitah has been CFO of Forafric Maroc from March 2018 and M&A Director from October 2015. Mr Benitah was also the COO of Ycap Asset Management (now Homa Capital), from January 2016 to October 2017. Prior to Homa Capital, Mr. Benitah served as Partner and COO of Smart Equity from January 2011 to September 2015. Mr. Benitah holds a master’s degree in Management from the EM Lyon. Mr. Benitah operates from the headquarters of Forafric Maroc in Morocco.

Mustapha Ghazali – Mr. Ghazali has served as the CTO of the Company since June 2022 and as CTO of Forafric Maroc since June 2018. Mr. Ghazali was a plant manager at TRIA Group from January 2013 to May 2018. Mr. Ghazali served as the Technical Director from March 1996 to December 2012. Mr. Ghazali was educated at University of Economics of Casablanca, and he holds a degree from the National School of Milling and Cereal Industries in Casablanca and Paris. Mr. Ghazzali operates from the headquarters of Forafric Maroc in Morocco.

Oury Marciano – Mr. Marciano has served as a member of the Board since June 2022 and has served as VP Business Development of FAHL since July 2016. Mr. Marciano was an analyst from June 2009 to December 2011 at Societe Generale Corporate and Investment Banking both in New York and Paris. He managed his own real estate acquisitions business in New York from January 2012 to June 2016. Mr. Marciano holds a master’s degree in Banking Finance and Insurance from Dauphine University in Paris, and he received an M.A. in International Economics and Finance from Brandeis University in Massachusetts. Mr. Marciano operates from the headquarters of Forafric Maroc in Morocco.

Franco Cassar – Mr. Cassar has served as a member of the board of directors of the Company since June 2022 as a member of board of directors of FAHL since 2016. Mr. Cassar has held senior management positions at Abacus Financial Services Ltd, SG Hambros Private Bank, Barclays Gibraltar and NatWest Gibraltar. Mr. Cassar was educated at Uxbridge, Harrow and West London Colleges, UK. Mr. Cassar is based in Gibraltar.

James Lasry – Mr. Lasry has served as a member of the Board since June 2022. Mr. Lasry is a Partner and Director of Hassans International Law Firm, Gibraltar. Mr. Lasry is head of the Funds department and deputy head of the Financial Services practice at Hassans International Law Firm. Since 2014, Mr. Lasry is President of Gibraltar-US Chamber of Commerce (AmCham Gibraltar). Mr. Lasry was educated at Bar-Ilan University and Johns Hopkins University. Mr. Lasry is based in Gibraltar.

Paul Packer – Mr. Packer has been Globis’ Chief Executive Officer, Chief Financial Officer and a Director since inception. Mr. Packer has served as the Managing Member of Globis Capital Advisors LLC, an investment advisory firm, since founding the firm in 2001. Since October 2017, Mr. Packer has served as Chairman of The United States Commission for the Preservation of America’s Heritage Abroad, when he was first appointed by President Donald J. Trump. He has served on the board of directors of Zedge, Inc. (NYSE AMERICAN: ZDGE), a provider of content distribution platforms, since April 2020. Mr. Packer also serves as a director on the board of Elementor Ltd., a privately held company that offers an intuitive, front-end site builder for WordPress. Previously, he served on the boards of directors of Wakingapp Ltd., an augmented reality technology company, from October 2014 until its sale to Scope AR in October 2019 and Penguin Digital, Inc., a mobile application developer, before it was acquired by Shutterfly Inc. in 2012. Mr. Packer received a B.A. from Yeshiva University. We believe Mr. Packer’s extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant board experience at companies in the technology sector, makes him well-qualified to serve on our board of directors. Mr. Packer is based in the United States.

Ira Greenstein – Mr. Greenstein has served as a member of the Board since June 2022. Mr. Greenstein served as Senior Advisor to Qrypt, Inc., a quantum cryptography company from 2019-2021. He served as Deputy Assistant and Strategist to President Trump from 2017-2018. Prior to serving in the Trump Administration, Mr. Greenstein was President of Genie Energy, Ltd., a retail energy and oil and gas exploration company that was spun off from IDT Corp., an international telecommunications carrier, from 2011-2017. Mr. Greenstein served as President and Counsel to the Chairman of IDT, from 2000-2011, and counsel and advisor to various companies, including Net2Phone, Inc., a pioneer in voice over the internet protocol. Prior to joining IDT, Mr. Greenstein was a partner in Morrison & Foerster LLP, where he served as the Chairman of that firm’s New York office’s Business Department. Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Slate, Meagher & Flom LLP and served on the Securities Advisory Committee and as secondment counsel to the Ontario Securities Commission. At the OSC, Mr. Greenstein advised on the implementation of the US-Canada Multijurisdictional Disclosure System and on the securities law aspects of NAFTA. Mr. Greenstein served on the Boards of Directors of NanoVibronixInc. and Regal Bank of New Jersey. Mr. Greenstein served on the Boards of Trustees of Young Israel of Scarsdale, Ramaz, SAR Academy and Friends of Jerusalem College of Technology. Mr. Greenstein received a B.S. from Cornell University School of Industrial and Labor Relations (1981) and a J.D. from Columbia University Law School (1985) where he currently serves as a member of the Dean’s Council. Mr. Greenstein is based in the United States.

Rachel Bitan – Ms. Bitan has served as a member of the Board since June 2022. Ms. Bitan has served since February 2017 as a director of Amestown Limited, a company that holds property in the U.K., where she has been responsible for general management, as well as legal and financial administration of the properties managed by the company. Ms. Bitan has served since August 2005 as a property manager at Herne Hill (Investment) Limited, an investment company focusing on property development. Ms. Bitan received a Bachelor of Laws with Honours from Manchester Metropolitan University, U.K. Ms. Bitan is based in Gibraltar.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Gibraltar
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background

Corporate Governance Guidelines and Code of Business Conduct

Director Independence

In connection with the Business Combination, the Company’s Ordinary Shares are listed on the Nasdaq. Under the rules of the Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees be independent. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the rules of the Nasdaq. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of the Nasdaq.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of the Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Board has undertaken a review of the independence of each director and considered whether each director of the Company has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Company believes that Franco Cassar, Ira Greenstein, and Rachel Bitan are “independent directors” as defined under the listing requirements and rules of the Nasdaq and the applicable rules of the Exchange Act.

Controlled Company Exception

We meet the definition of a “controlled company” under the Nasdaq listing standards, and thus we are qualified for the “controlled company” exemption to the board of directors and committee composition requirements under the Nasdaq listing standards. If we were to rely on this exemption, we would be exempt from the requirements that (1) our board of directors be comprised of a majority of independent directors, (2) we have a nominating and corporate governance committee composed entirely of independent directors, and (3) our compensation committee be comprised solely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing standards.

We have taken all actions necessary to comply with the Nasdaq listing standards without reliance on the “controlled company” exemption, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors within the time frames set forth under the Nasdaq listing standards. However, as long as the Company remains, a “controlled company,” these requirements will not apply to the Company and the Company may, in the future, seek to utilize some or all of these exemptions.

B. Compensation of Executive Directors and Executive Officers

This section discusses the material components of the executive compensation program offered to the executive officers of FAHL who were “named executive officers” for 2022 and who serve as executive officers of the Company. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

●	Saad Bendidi, our Chairman;

●	Mustapha Jamaleddine, our Chief Executive Officer; and

●	Julien Benitah, our Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Company adopts in the future could vary significantly from our historical practices and currently planned programs summarized in this discussion.

2022 Summary Compensation Table

The following table presents information regarding the compensation earned or received by our NEOs for services rendered during the fiscal year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Saad Bendidi,	2022	174,419		21,140	195,559
Chairman			—

Mustapha Jamaleddine,	2022	377,291		83,116	460,407
Chief Executive Officer			—

Julien Benitah,	2022	176,465	96,300	10,262	283,027
Chief Financial Officer

(1)	Other compensation includes employer contributions and social security paid by FAHL, a car allowance, and the value of other perquisites.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Each of the NEOs is paid a base salary commensurate with the executive’s skill set, experience, role and responsibilities. For Fiscal Year 2022, the annual base salaries Messers Bendidi, Jaamleddine and Benitah were $174,419, $377,291 and $176,465, respectively.

Annual Cash Bonuses

In Fiscal year 2022, Mr. Benitah was awarded a cash bonus of $96,300. Mr. Benitah was eligible to earn his bonus based on the attainment of pre-determined company and individual performance metrics, which were comprised of company key performance indicators and individual goals. In fiscal year 2021, Mr. Benitah, Mr. Bendidi and Mr. Jamaleddine were each eligible to earn a cash bonus equal upon the attainment of pre-determined Company and individual performance metrics, which were comprised of Company key performance indicators and individual goals established by the FAHL board of directors.

Outstanding Equity Awards at 2022 Fiscal Year-End

The Company did not have any outstanding equity awards as of December 31, 2022.

Employee Benefit and Equity Compensation Plans and Arrangements

The Forafric 2022 Long Term Employee Share Incentive Plan (the “Equity Incentive Plan”) was adopted on June 9, 2022. The Equity Incentive Plan allows for the grant of awards, consisting of nominal cost options or phantom options to employees, directors and consultants of the Company or any of its subsidiaries.

Our Board is responsible for the administration of the Equity Incentive Plan and may, from time to time, make or amend regulations for the administration of the Equity Incentive Plan. The decision of our Board on all matters relating to the administration of the Equity Incentive Plan, including the resolution of any ambiguity of the rules in the Equity Incentive Plan, is final and binding. Our Board may also terminate or, from time to time, suspend the grant of awards. Our Board may also make, subject to certain restrictions, amendments to the rules of the Equity Incentive Plan or any subplans.

Generally, an award is granted by the execution by the Company of an award certificate, which provides information regarding the award’s date of grant, the number of Ordinary Shares in respect of which an option is granted pursuant to the award, vesting schedule, and exercisability. The exercise price for nominal cost options is 50% of the nominal value of the shares, and in the case of phantom options is the market value of the shares less 50% of their nominal value.

With the exception of an individual’s death or in the event of a corporate transaction, awards are not capable of being transferred, charged or otherwise alienated. Any time an award holder purports to make one of these transfers, the award shall lapse immediately.

The maximum number of Shares which may be the subject of awards under the Equity Incentive Plan may not exceed 2,645,684 Ordinary Shares. Subject to certain provisions of the Equity Incentive Plan, no award can be exercised after the tenth anniversary of the date of grant. With the exception of certain special circumstances, an award can only be exercised while the award holder is employed or engaged by the Company or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant.

When there are certain corporate transactions related to the Company, such as a compulsory acquisition, a general offer, a reconstruction, a merger or division of the Company, the winding up of the Company, or the sale of the Company’s business or subsidiary, our Board has discretion (subject to certain requirements) to allow all awards (vested or unvested) to be exercised in whole or in part. In certain circumstances, if our Board exercises such discretion and the awards are not exercised, they will instead lapse. If the Company is acquired, all award holders are required to release their awards in consideration of the grant of a new award.

An award can lapse when it has not been exercised after the tenth anniversary of the date of grant. It can also lapse when the award holder ceases to be a director, an employee, or a consultant with the Company or any of its subsidiaries. An award will lapse when an order is made by a court (or when a resolution is passed) for the compulsory winding up of the Company. Finally, an award lapses when the award holder becomes bankrupt, enters into a compromise with their creditors generally except as permitted under certain circumstances. Prior to the exercise of an award, an award holder has no rights in respect of any shares.

In the event of a reorganization, vesting conditions may be adjusted by our Board, subject to an auditors’ confirmation that the adjustment is fair and reasonable and notice to the award holder.

An award may not vest or be exercised until our Board is satisfied that the award holder will be able to pay for any tax or social security liability that is owed by the holder.

When permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the Ordinary Shares issuable under the Equity Incentive Plan.

Grants of awards under the Equity Incentive Plan are subject to the discretion of the plan administrator. Therefore, it is not possible to determine the future benefits that will be received by participants under the Equity Incentive Plan.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee director of the Board during fiscal year 2022.

Name	Fees earned or paid in cash ($)	Total ($)
Franco Cassar	$40,000	$40,000
James Lasry	$40,000	$40,000
Paul Packer	$40,000	$40,000
Ira Greenstein	$40,000	$40,000
Rachel Bitan	$40,000	$40,000

We have a Director Service Agreement with each of our directors (the “Director Agreements”). The Director Agreements lay out the terms and conditions of each person’s directorship and also sets forth each director’s compensation. Each director will be compensated with $40,000 per annum, payable quarterly in advance and shall receive that number of shares of the Company’s common stock equal to $25,000, based on the market price of the Common Stock on the date such director starts his/her directorship (the “Commencement Date”). Directors shall also receive an equivalent amount of stock on each anniversary of his/her Commencement Date, based on the market price of the Common Stock on such corresponding anniversary date.

In addition to the compensation above, directors are entitled to $1,500 for each board meeting they attend, an additional $2,500 shall be paid to the director serving as chairperson of the Audit committee and an additional $1,500 shall be paid to the director serving as chairperson of the Compensation committee and the Nominating and Corporate Governance committee. The Company shall reimburse (or procure the reimbursement of) all reasonable expenses wholly, properly and necessarily incurred by the Director in the course of his/her term, subject to production of receipts or other appropriate evidence of payment. The Directors Agreements contain customary confidentiality and indemnification provisions.

C. Board Practices

Our Board of Directors currently consists of seven members, all of whom were elected pursuant to our current Memorandum and Articles. Our nominating and governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy.

Board Leadership Structure

The Company believes that the structure of the Company Board and its committees provide strong overall management of the Company.

Committees of The Company Board

The Company Board has an audit committee, compensation committee and nominating and corporate governance committee. The composition and responsibilities of each of the committees of the Company Board is described below. Members serve on these committees until their resignation or until as otherwise determined by the Company Board.

Audit Committee

Franco Cassar, Ira Greenstein and Rachel Bitan serve as members of our Audit Committee. Under the Nasdaq rules and applicable SEC rules, all the directors on the Audit Committee must be independent; our board of directors has determined that each of Franco Cassar, Ira Greenstein and Rachel Bitan are independent under the Nasdaq rules and applicable SEC rules. Franco Cassar serves as the Chairman of the Audit Committee. Each member of the Audit Committee is financially literate and our board of directors has determined that Franco Cassar qualifies as an “audit committee financial expert” as defined in applicable SEC rules. the Company’s Audit Committee is responsible for, among other things:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit the Company’s financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, the Company’s interim and year-end financial statements;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing and overseeing the Company’s policies on risk assessment and risk management, including enterprise risk management;

●	reviewing the adequacy and effectiveness of internal control policies and procedures and the Company’s disclosure controls and procedures; and

●	approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Board has adopted a written charter for the Audit Committee which is available on the Company’s website.

Compensation Committee

Franco Cassar, Ira Greenstein and Rachel Bitan serve as members of our Compensation Committee. Under the Nasdaq rules, we are required to have a Compensation Committee composed entirely of independent directors; our Board of Directors has determined that each of Franco Cassar, Ira Greenstein and Rachel Bitan are independent. Rachel Bitan serves as Chairman of the Compensation Committee. The Company’s Compensation Committee is responsible for, among other things:

●	reviewing, approving and determining the compensation of the Company’s officers and key employees;

●	reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Company Board or any committee thereof;

●	administering the Company’s equity compensation plans;

●	reviewing, approving and making recommendations to the Company Board regarding incentive compensation and equity compensation plans; and

●	establishing and reviewing general policies relating to compensation and benefits of the Company’s employees.

The Board adopted a written charter for the Compensation Committee, which is available on its website.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the Company’s board of directors regarding candidates for directorships and the size and composition of the Company’s board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing the Company’s corporate governance policies and reporting and making recommendations to the Company’s board of directors concerning governance matters.

The initial members of the Company’s nominating and corporate governance committee are James Lasry, Franco Cassar, Ira Greenstein and Rachel Bitan, with James Lasry serving as the chair of the committee. Each of the members of the Company nominating and corporate governance committee is an independent director as defined in the listings standards. Our board of directors adopted a written charter for the nominating and corporate governance committee, which is available on our corporate website. The information on our website is not part of this Report.

Code of Ethics

Following the Business Combination, the Company posted its Code of Conduct and Ethics and intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner required by applicable rules or regulations of the SEC or securities exchange.

Compensation Committee Interlocks and Insider Participation

None of the Company’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the Company’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Company Board.

Related Person Policy of the Company

The Company adopted a formal written policy that became effective upon the Business Combination that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of the Company’s officers or one of the Company’s directors;

●	any person who is known by the Company to be the beneficial owner of more than five percent (5%) of its voting stock;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

It is also anticipated that the Company will enact policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the Audit Committee will have the responsibility to review related person transaction.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Gibraltar law, our directors have a duty to act honestly, in good faith and bona fide with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably diligent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board of Directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Terms of Directors and Officers

There is no Gibraltar law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. The Memorandum and Articles provide that directors of the Company are generally appointed for periods of three calendar years, save as provided below. At every annual general meeting of the Company, any director who has at the start of the annual general meeting been in office for three calendar years or more since his last appointment or re-appointment shall retire at that annual general meeting but he may offer himself for reappointment by the shareholders. We do not have any age limit requirements relating to our director’s term of office.

Our Memorandum and Articles also provide that our directors may be removed by the directors or ordinary resolution or special resolution of the shareholders, and that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors (which shall not exceed any maximum number stated therein), may be filled by ordinary resolution or by vote of a majority of our directors then in office.

D. Employees

As of December 31, 2022, our subsidiaries had approximately 750 employees, located in 4 countries. None of our employees are represented by labor unions. In general, we consider our employee relations to be good. Our international workforce naturally results in a diversity of cultural, national and religious representation. We care about our people, and seek to promote their welfare, development and personal growth. The Company is dedicated to creating incentive programs to encourage and reward innovation and dedication.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,879,102 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have 3 shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

Unless otherwise indicated, the business address of each of the individuals is Forafric Global PLC, Unit 5.3, Madison Building, Midtown, Queensway, Gibraltar, GX11 1AA.

Name of Beneficial Owners	Number of Ordinary Share Beneficially Owned	Percentage of Outstanding Ordinary Share
5% Stockholders:
Lighthouse Settlement (1)	19,250,483	71.62%

Executive Officers and Directors:
Saad Bendidi	-	*
Mustapha Jamaleddine	-	*
Julien Benitah	-	*
Paul Packer	2,640	*
Franco Cassar	2,640	*
James Lasry	2,640	*
Ira Greenstein	2,640	*
Rachel Bitan	2,640	*
All directors and executive officers as a group (8 individuals)	13,200	0.05%

(1) Consists of 17,863,869 shares owned by Lighthouse Capital Limited, 631,614 shares owned by Lighthouse Settlement and 755,000 shares that are held in an escrow account as “indemnity shares” pursuant to the Business Combination Agreement. Lighthouse Settlement is the sole shareholder of Lighthouse Capital Limited. Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. Lighthouse Corporation PTC, as trustee of Lighthouse Settlement, may be deemed to be the beneficial owner of the securities held by Lighthouse Settlement as trustee. Lighthouse Corporation PTC Limited is controlled by its three directors, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen. Lighthouse Corporation PTC Limited, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen each disclaim beneficial ownership over these securities except to the extent of their respective pecuniary interest therein.

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

A.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Business Combination

On June 9, 2022 (the “Closing Date”), the Company consummated the transaction contemplated by the Business Combination Agreement, which provides for the Business Combination between Globis and FAHL.

In accordance with the Business Combination Agreement, the consummation of the following series of separate transactions took place: (i) Globis formed a new holding company, Globis NV Merger Corp., a Nevada corporation (“Globis Nevada”), which changed its jurisdiction of incorporation by transferring by way of a redomiciliation and domesticating as a Gibraltar private limited company known as “Forafric Global Limited” (the “Redomiciliation”) and, following the Redomiciliation, altered its authorized and issued share capital and thereafter re-registering as a Gibraltar public company limited by shares and changed its name to “Forafric Global PLC”; (ii) the Company formed a new wholly-owned subsidiary, Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”); (iii) Globis merged with and into Merger Sub, with Merger Sub surviving (the “Merger”); (iv) an agent was appointed to act on behalf of Globis stockholders such that, subject to and immediately following the completion of the Merger, the agent entered into a contribution and subscription agreement with the Company (the “Contribution Agreement”) pursuant to which the issued and outstanding shares of common stock of Merger Sub issued pursuant to the Merger will be exchanged (the “Exchange”), on a one-for-one basis, for ordinary shares, nominal value $0.001 per share, of the Company (the “Ordinary Shares”); and (v) on June 9, 2022, the Company acquired 100% of the equity interests in FAHL from Lighthouse Capital Limited (“Seller”) and FAHL became a direct subsidiary of the Company.

As a result of the Business Combination, the Seller received (i) 17,004,762 Ordinary Shares on the Closing Date, (ii) 1,550,000 Ordinary shares pursuant to a subscription agreement dated 9 September 2022, and (iii) will be paid the principal sum of $8,000,000 together with interest on the outstanding amount from the Closing Date up to the date of payment (computed on the basis of a 360-day year consisting of twelve (12) months of thirty (30) days) accrued but unpaid thereon at the fixed per annum rate of 8%. The payment shall be made on the first anniversary of the Closing Date.

In addition, on September 9, 2022, the Company entered into a Warrant Agreement (the “Warrant Agreement”) with the Seller, pursuant to which the Company agreed to issue 516,666 warrants to the Seller, each of which entitles the holder to purchase one ordinary share of the Company, par value $0.001, at an exercise price of $11.50 per share in cash for a period of 5 years.

In addition to the foregoing consideration, the Seller is entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s shareholders, additional Ordinary Shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days.

Related Agreements

This section describes the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.

PIPE Financing

On December 31, 2021, Globis entered into a Subscription Agreement (the “PIPE Subscription Agreement”) with an accredited investor (the “PIPE Investor”), pursuant to which the PIPE Investor purchased Ordinary Share of the Company in a private placement following the Redomiciliation, Merger, and Exchange and prior to the closing of the Business Combination. Pursuant to the PIPE Subscription Agreement, the PIPE Investor purchased, at a purchase price of $10.50 per share, a number of Ordinary Shares (the “PIPE Shares”) that was equal to lesser of (i) 4.99% of all issued and outstanding ordinary shares, after taking into account the completion of the Business Combination and all ordinary shares issued pursuant to the FAHL Bonds (defined below) and other related subscription agreements, if any, and (ii) 1,904,761 ordinary shares (the “PIPE Investment”). The closing of the PIPE Investment was contingent upon, among other things, the substantially concurrent consummation of the Business Combination. On June 9, 2022, substantially concurrently with the Closing, the sale of the PIPE Shares was consummated, pursuant to which the PIPE Investor purchased an aggregate of 1,320,195 Ordinary Shares of the Company for total gross proceeds to the Company of approximately $14.0 million.

FAHL Bonds

In connection with the Business Combination, between December 31, 2021 and January 3, 2022, investors (each a “Bond Investor”) subscribed for convertible bonds of FAHL, as issuer, in an aggregate principal amount of $11.5 million (the “FAHL Bonds”) in a private placement, issued pursuant to a Bond Subscription Deed (the “Bond Subscription Deed”), among FAHL, the Seller and the Bond Investors. Unless earlier converted or redeemed in accordance with the terms of the FAHL Bonds, the FAHL Bonds were to mature and be redeemed on June 15, 2026. Interest accrued on the FAHL Bonds at a rate of 6% per annum and the Bond Investors were entitled to certain customary information rights. Pursuant to the current terms of the FAHL Bonds, upon consummation of the Business Combination, the FAHL Bonds were novated to the Company and automatically convert into 1,248,426 Ordinary Shares of the Company (the “Bond Shares”) at a price per share of $9.45, which was a 10% discount to the PIPE Investment. The number of Ordinary Shares was equal to the quotient that results from dividing the aggregate principal amount of the respective FAHL Bond plus accrued but unpaid interest thereon by $9.45, subject to certain adjustments. The Bond Investors include affiliates Up and Up Capital, LLC and Globis SPAC LLC, the sponsors of Globis, who subscribed for an aggregate principal amount of $9 million of the FAHL Bonds, which converted into 977,659 Ordinary Shares of the Company.

FAHL Related Party Loans

As previously disclosed, certain parties affiliated with FAHL held outstanding loans issued to FAHL (the “FAHL Related Party Loans”), which, in the aggregate, equaled approximately $15.1 million as of the Closing of the Business Combination. The FAHL Related Party Loans were interest-free loans with no maturity date. Upon consummation of the Business Combination, all FAHL Related Party Loans were paid off or novated to the Company and converted into 1,445,164 Ordinary Shares of the Company at a price of $10.50 per share (the “Loan Shares”).

Lock-Up Agreement

At the Closing, Seller and the Sponsors executed and delivered to the Company the Lock-Up Agreement, pursuant to which, among other things, the Seller and Sponsors will agree not to, subject to certain exceptions set forth in the Lock-Up Agreement, during the period commencing from the Closing and through the date that is the earlier of: (i) 180 days following the Closing Date; (ii) the date on which the sales price of the Ordinary Shares equals or exceeds $11.50 per share (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations, and the like) during the standard market trading hours for any 20 trading days within any 30-trading-day period commencing after the Closing Date; and (iii) the date that Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of the holders of Ordinary Shares having the right to exchange their Ordinary Shares for cash, securities, or other property (the “Lock-Up Period”): (i) sell, offer to sell, contract, or agree to sell, hypothecate, pledge, grant any option to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any portion of Ordinary Shares, or (ii) enter into any swap or other contract that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other equity securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Any waiver by the Company of the provisions of the Lock-Up Agreement requires the approval of a committee consisting of (a) Paul Packer and another individual designated by Paul Packer, and (b) two “independent” directors of the Company as of after the Closing, who shall be agreed to by each of Globis and FAHL before the Closing.

Forward Share Purchase Agreements

On June 8, 2022, Globis and the Forward Purchase Investors entered into Forward Share Purchase Agreements pursuant to which, on the three month anniversary of the date of the Closing, the Forward Purchase Investors may elect to sell and transfer to the Company, and the Company will purchase, in the aggregate up to 1,500,000 Ordinary Shares, or the Forward Investor Shares, consisting of (i) Ordinary Shares then held by the Forward Purchase Investors and/or (ii) any additional Ordinary Shares that the Forward Purchase Investors may acquire prior to the closing of the Business Combination. The Company will acquire the Forward Investor Shares at a price of $10.80 per share, or the Forward Shares Purchase Price

On September 9, 2022, the Company entered into three Buy Back Contracts with the Forward Purchase Investors: (i) a Buy Back Contract by and among the Company, NOMIS BAY LTD and BPY LIMITED, pursuant to which the Company bought back up to 500,000 ordinary shares, par value $0.001 per share; (ii) a Buy Back Contract by and between the Company and K2 PRINCIPAL FUND L.P., pursuant to which the Company bought back 448,651 ordinary shares, par value $0.001 per share; and (iii) a Buy Back Contract by and between the Company and POLAR MULTI-STRATEGY MASTER FUND, pursuant to which the Company bought back 231,071 ordinary shares, par value $0.001 per share (together “Buy Back Contracts”). As a result of the Buy Back Contracts, 1,179,722 ordinary shares were bought by the company and cancelled in full satisfaction of the Forward Purchase Agreements.

Globis Related Person Transactions

Private Placement

Simultaneously with the closing of the IPO, Globis consummated the Private Placement of (i) 4,188,889 Private Warrants at a price of $0.75 per Private Warrant to the Sponsors and (ii) 100,833 Private Placement Units at a price of $10.00 per Unit to a Sponsor, generating gross proceeds of $4,150,000. Each Private Warrant is exercisable for one share of Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Warrants were added to the proceeds from the IPO to be held in the Trust Account. The Private Warrants are non-redeemable and exercisable on a cashless basis.

Registration Rights

Pursuant to a registration rights agreement entered into on December 10, 2020 (the “Registration Rights Agreement”), the holders of the Ordinary Shares, Private Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Common Stock issuable upon the exercise of the Private Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination. However, the Registration Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Globis Related Parties Loans

Pursuant to an unsecured promissory note issued to Globis SPAC LLC on January 11, 2021 (the “Note”), Globis may borrow from time to time up to $1,000,000 from Globis SPAC LLC or its assignees or successors. The Note is non-interest bearing and payable upon the consummation of a Business Combination. On various dates during the year ended December 31, 2021, Globis drew a total of $2,600,000 under the Note in accordance with its terms. On April 28, 2021, the Note was amended to terminate the option for a holder to convert the amount outstanding under the Note into Private Warrants. On July 19, 2021, the Note was amended to increase the principal amount of the Note from $1,000,000 to $2,000,000. On October 13, 2021, the Note was amended to increase the principal amount of the Note from $2,000,000 to $3,000,000. On December 29, 2021, the Note was amended to increase the principal amount of the Note from $3,000,000 to $5,000,000. On January 27, 2022, the Note was amended to increase the principal amount of the Note from $5,000,000 to $7,000,000.

FAHL Related Person Transactions

Lease agreement

In 2015, FAHL entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary, with a lease term through 2024. The Seller owns 100% of the company that owns the building. Total rent is approximately $420,000 per year.

Exclusive Supply Agreement

Pursuant to Framework Contract for Delegation of Purchases and Terms of Application, between Forafric Maroc and Millcorp Geneve SA (“Millcorp”), a wholly owned subsidiary of the Seller, FAHL is obligated to obtain at least 80% of its annual requirements of common wheat, durham wheat, or any other cereal, for the five year period which began on April 1, 2018 and ended on March 31, 2023. The agreement was subsequently extended 3 years through March 31, 2026. As agreed upon by the parties. Millcorp is currently providing 100% of the imported grain to FAHL. The purchases incurred were $141,6 million and $112.5 million, as of December 31, 2021 and 2020, respectively.

In the beginning of 2021, FAHL received management fees of $500,000 from Millcorp Geneve SA.

Related Party Loans

FAHL has a loan to the non-controlling interest holders of MDS Burkina in the amount of $1.8 million.

During 2021, certain assets and liabilities of Forafric Corporation were transferred to FAHL. As a result, FAHL assumed approximately $1.3 million of debt of owed by Yariv Elbaz (which amount makes up part of the FAHL Related Party Loans and received fixed assets valued at approximately $168,000. Forafric Corporation is a related entity owned by the sole shareholder of Seller.

Statement of Policy Regarding Transactions with Related Persons Following the Business Combination

The Company adopted a formal written policy that will be effective upon the completion of the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s audit committee, subject to certain exceptions.

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements” and “Director Compensation”.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The Company did not declare any dividend in the past and the Board will consider whether or not to institute a divided policy in the future. The payment of future dividends on the Ordinary Shares will depend on the financial condition of the Company after the completion of the Business Combination subject to the discretion of the Board.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Ordinary Shares and Warrants are currently listed on NASDAQ Global Market under the symbol “AFRI” and “AFRIW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are currently listed on NASDAQ Global Market under the symbol “AFRI” and “AFRIW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description of our share capital and provisions of our Memorandum and Articles of Association are summaries and do not purport to be complete. Reference is made to our M&A, forms of which are filed as Exhibit 3.1 to this Annual Report.

We were registered as a public company limited by shares in Gibraltar on May 26, 2022 pursuant to the Companies Act.

Authorized and Outstanding Share Capital

See “Exhibit 2.2 — Description of Securities” attached to this Form 20-F.

Ordinary Shares

See “Exhibit 2.2 — Description of Securities” attached to this Form 20-F.

Preferred Shares

See “Exhibit 2.2 — Description of Securities” attached to this Form 20-F.

Class Z non-redeemable and non-convertible ordinary shares

See “Exhibit 2.2 — Description of Securities” attached to this Form 20-F.

Redeemable Warrants

See “Exhibit 2.2 — Description of Securities” attached to this Form 20-F.

Director meetings

Any director may call a directors’ meeting. The Company secretary must call a directors’ meeting if a director so requests. The quorum for directors’ meetings shall be half of the number of directors appointed to the board from time to time, rounded up to the nearest whole number. In the event that there is only one director, the quorum shall be one. Each director participating in a directors’ meeting has one vote. If a directors’ meeting, or part of a directors’ meeting, is concerned with an actual or proposed transaction or arrangement with the Company in which a director is interested, that director is not to be counted as participating in that meeting, or part of a meeting, for quorum or voting purposes. An interest of a person who is connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

However, a director who is interested in an actual or proposed transaction or arrangement with the Company is to be counted as participating in a decision at a directors’ meeting, or part of a directors’ meeting, relating to it for quorum and voting purposes, when (i) the Company by ordinary resolution disapplies the provision of the M&A which would otherwise prevent a director from being counted as participating in, or voting at, a directors’ meeting; (ii) the director’s interest cannot reasonably be regarded as likely to give rise to a conflict of interest; or (iii) the director’s conflict of interest arises from a permitted cause as set forth in the M&A.

At every annual general meeting any director who has at the start of the annual general meeting been in office for three calendar years or more since his last appointment or re-appointment shall retire at that annual general meeting, but he may offer himself for reappointment by the members.

Shareholder Meetings

The Company will call annual general meetings pursuant to the provisions of the Memorandum and Articles of Association in accordance with the Companies Act. The Board may call extraordinary general meetings whenever they see fit in accordance with the provisions of the Companies Act and the Memorandum and Articles of Association. A general meeting of the Company, other than a meeting for the passing of a special resolution, may be called by 7 days’ prior written notice. A general meeting of the Company for the passing of a special resolution may be called by giving at least 21 days’ prior written notice and specifying in the notice the resolution that will be proposed as a special resolution.

Subject to the provisions of the Companies Act and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting.

Appointment of Directors, Election of Directors and Vacancies

Any person who is willing to act as a director, is permitted by law to do so may be appointed to be a director of the Company by ordinary resolution, or by a decision of the Board.

Directors of the Company are generally appointed for periods of three calendar years, save as provided below. At every annual general meeting of the Company, any director who has at the start of the annual general meeting been in office for three calendar years or more since his last appointment or re-appointment shall retire at that annual general meeting but he may offer himself for reappointment by the shareholders. If the Company does not fill the vacancy in the Board at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost. The appointment of any person proposed as a director shall be effected by a separate resolution.

No person other than a director retiring by rotation shall be appointed a director at any general meeting unless he is recommended by the Board or, not less than three nor more than forty-two days before the date appointed for the general meeting, a notice executed by any shareholder qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars of that nominee, together with confirmation in writing executed by that person of his willingness to be appointed.

Save as provided above, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting. The Board may also appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term. Irrespective of the terms of his appointment, a director appointed by the Board shall hold office only until the next annual general meeting and shall be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Directors of the Company are not required to hold any shares in the capital of the Company by way of qualification.

Subject to the following paragraph, the Company may by ordinary resolution of which special notice has been given, or by special resolution, remove from office a director appointed by ordinary resolution or by a decision of the directors, notwithstanding any provisions of the articles of association or of any agreement between the Company and such director, but without prejudice to any claim the director may make for damages for breach of such agreement. The Company may, by ordinary resolution, appoint another person to be a director in the place of a director so removed from office. In default of such appointment the vacancy so arising may be filled by the Board as a casual vacancy.

During the first three calendar years commencing from the date of adoption of the articles of association of The Company, the company may only by special resolution or extraordinary resolution, remove from office a director appointed by ordinary resolution or by a decision of the directors, notwithstanding any provisions of the articles of association or of any agreement between The Company and such director, but without prejudice to any claim such director may make for damages for breach of such agreement.

Quorum

The Memorandum and Articles of Association provide that the holders of 33 1/3% of the issued and outstanding share capital of the Company present in person or by proxy and entitled to vote on the business to be transacted, shall be a quorum.

Vote Requirements

An ordinary resolution of the shareholders (or of a class of shareholders) of the Company means a resolution that is passed by members representing a simple majority (more than 50%) of the total voting rights of the shareholders or, as the case may be, of the class of shareholders. An extraordinary resolution of the shareholders means a resolution that is passed by shareholders representing a majority of not less than 75% of those shareholders at a general meeting of which notice specifying the terms of the resolution and the intention to propose the resolution as an extraordinary resolution has been given.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Share Capital

The Company may by ordinary resolution (i) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes; (ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; (iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Company’s memorandum of association and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and (iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. The Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

Anti-Takeover Measures; Regulation of Takeovers of Gibraltar Companies

Companies (Cross-Border Mergers) Regulations 2010

The Company is incorporated in Gibraltar and it is governed by Gibraltar legislation which regulates the takeover of Gibraltar registered companies. The Companies (Cross-Border Mergers) Regulations 2010, or the Regulations, transpose Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross border mergers of limited liability companies into the law of Gibraltar. This EC Directive has been incorporated into the laws of other EC member states, including in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007. The Regulations in force in Gibraltar, or the Regulations, in effect, are broadly similar but not identical to those in place in the United Kingdom. These Regulations are designed to facilitate cross-border mergers of limited liability companies registered in European Member States and to thereby allow for cross-border merger of a national limited liability company of one Member State with a limited liability company of another Member State. Under the Regulations, a Gibraltar merging company has to make an application to the court to obtain a pre-merger certificate prior to any merger taking place (“Pre-Merger Certificate”). In order to obtain such a certificate, the Gibraltar company must provide the court, inter alia, with the following:

●	draft terms of the proposed merger (indicating, inter alia, details for the companies involved, share exchange ratios, effects of the merger on employees, rights or restrictions on shares, articles of association, employee participation rights, assets and liabilities transferred and account dates) (the “Draft Terms”). The Draft Terms must be approved by 75% of the members of the company;

●	a directors’ report (indicating, inter alia, the effects of a cross-border merger for members, creditors and employees, legal and economic grounds for the Draft Terms and any material interests of the directors). The report must be delivered to the employees of the company; and

●	an independent expert’s report (indicating, inter alia, details of share exchange ratios and valuation difficulties). Employees of the Gibraltar company must be able to inspect and make copies of these documents.

The courts of Gibraltar may make an order approving the completion of a cross-border merger on the joint application of all the merging companies if:

●	an order for a Pre-Merger Certificate (either granted by the courts in Gibraltar or another competent authority in another member state) has been made within 6 months;

●	the Draft Terms presented for acquiring the Pre-Merger Certificate have not been amended; and

●	there are appropriate arrangements for employee participation in the transferee company in accordance with part 4 of the Regulations. Such an order will specify the date on which the consequences of the cross-border merger are to have effect. A copy of this order must be provided to the Registrar of Companies of Gibraltar within 7 days of the order if this has been made in Gibraltar or within 14 days if this has been made in another Member State.

The Companies (Cross-Border Mergers) Regulations 2010 only apply to mergers between companies in different European Member States. More commonly, takeovers of a Gibraltar registered company can also take place via a scheme of arrangement pursuant to the Companies Act.

The Gibraltar Companies Act 2014

The takeover of a Gibraltar registered company can take place via a scheme of arrangement under the Companies Act. The relevant sections of the Companies Act provide, inter alia, that an application must be made to court in order to convene a meeting of members of such company where such an arrangement can be proposed between a company and its members. Draft terms of the merger as well as other reports and accounting statements would need to be prepared, filed with the Companies Registrar and published prior to such a meeting being convened. At such meeting, at least 75% of the members present in person or by proxy must approve the arrangement in order for a court to thereafter be able to sanction the same. If sanctioned, the court may also order the transfer of undertaking, property and/or liabilities of the transferor company in accordance with the terms of the scheme.

In addition to the above, another mechanism exists under s.208 of the Gibraltar Companies Act 1930 and s.352(A) of the Companies Act (commonly referred to as the “Squeeze Out provisions”) which provides for the situation where a bidder proposes a scheme or contract to take over the shares of a Gibraltar registered company and certain shareholders do not consent to the proposal. If within four months from making such a proposal more than 90% of shareholders of a target company agree to the terms of such a scheme or contract, then the bidding company may within two months after the expiration of said four months give notice to the dissenting members of the target company that it will acquire the shares and certain shareholders do not consent to the proposal on the same terms of the scheme or contract. A Gibraltar scheme of arrangement, therefore, eliminates the risk that a minority of less than 10% of the target company’s shareholders may resist the transfer of their shares to the bidder. It should be noted, however, that such a scheme can be subject to the sanction of the court as any dissenting members may apply to court for an order seeking relief from such a scheme or contract.

Financial Services Act 2019 – Part 20 Acquisitions

Part 20 of the Financial Services Act 2019 applies to takeover bids for the securities of companies governed by the law of Gibraltar, where all or some of those securities are admitted to trading on a regulated market in Gibraltar. However, Gibraltar does not, as yet, have a regulated market. The Gibraltar Financial Services Commission is designated as the competent authority for the purposes of Part 20. Part 20 contains provisions on the conduct of bids, squeeze outs and sell outs, and applicable offences.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

There are currently no currency control restrictions on remittances of dividends on Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Gibraltar.

E. Taxation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is an analysis of the material U.S. federal income tax consequences of the ownership and disposition of the Company Ordinary Shares and the Company Warrants. This analysis applies only to the Ordinary Shares and the Company Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of the Company Ordinary Shares and the Company Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not analyzed. This analysis is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences analyzed below. The Company has not sought and will not seek any rulings from the IRS regarding the matters analyzed below. There can be no assurance the IRS will not take, or a court will not sustain, a contrary position regarding the tax consequences analyzed below.

This analysis does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers, or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the U.S.;

●	persons holding the Company Ordinary Shares and/or the Company Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Company Ordinary Shares and/or the Company Warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of the outstanding Ordinary Shares;

●	founders, sponsors, officers or directors of the Company or holders of private placement warrants;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

●	S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received the Company Ordinary Shares and/or the Company Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

In addition, this analysis does not address any tax consequences to investors that directly or indirectly held equity interests in FAHL prior to the Business Combination, including holders of the Company Ordinary Shares and/or the Company Warrants that also held, directly or indirectly, equity interests in FAHL.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes held or holds the Company Ordinary Shares and/or the Company Warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this analysis, a “U.S. Holder” is any beneficial owner of shares of Globis securities, the Company Ordinary Shares and/or the Company Warrants, as the case may be, that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation) created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF Globis UNITS OR Globis SECURITIES DEPEND IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO Globis COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF THE COMPANY ORDINARY SHARES AND/OR THE COMPANY WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE BUSINESS COMBINATION, THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO Globis COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF THE COMPANY ORDINARY SHARES AND/OR THE COMPANY WARRANTS.

U.S. Federal Income Tax Treatment of The Company

Tax Residence of The Company for U.S. Federal Income Tax Purposes.

Although the Company is incorporated and tax resident in Gibraltar, following the closing of the Business Combination the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because the Company is not so created or organized (but is instead incorporated only in Gibraltar), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

Under Code Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located, and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

The Company acquired substantially all of the assets of Globis through the Business Combination. As a result, Section 7874 of the Code may apply to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Business Combination, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, the Section 7874 Percentage of Globis stockholders in the Company should be less than 80% after the Business Combination. Accordingly, the Company is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Moreover, former holders of Globis Common Stock may be deemed to own an amount of the Company Ordinary Shares in respect to certain redemptions by former holders of Globis Common Stock prior to the Business Combination for purposes of determining the ownership percentage of former holders of Globis Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of the Company as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 the Company’s status as a foreign corporation for U.S. federal income tax purposes, the Company and certain the Company shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on the Company and future withholding taxes on certain the Company shareholders. In particular, holders of the Company Ordinary Shares and/or the Company Warrants would be treated as holders of stock and warrants of a U.S. corporation.

However, even if the Section 7874 Percentage were such that the Company were still respected as a foreign corporation under Code Section 7874, the Company may be limited in using its equity to engage in future acquisitions of U.S. corporations over the 36-month period following the Business Combination. If the Company were to be treated as acquiring substantially all of the assets of a U.S. corporation within the 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of the Company attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Code Section 7874 would apply to such subsequent acquisition.

The remainder of this analysis assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of Globis’ Tax Attributes and Certain Other Adverse Tax Consequences to The Company and The Company’s Shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. Specifically, Code Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, the Section 7874 Percentage should be less than 60% after the Business Combination. Accordingly, the limitations and other rules described above are not expected to apply to the Company or Globis after the Business Combination.

If the Section 7874 Percentage applicable to the Business Combination were at least 60% but less than 80%, the Company and certain of the Company’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by the Company include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, it is not expected that Globis will have a significant amount of inversion gain as a result of the Business Combination.

The determination that the Section 7874 Percentage should be less than 60% after the Business Combination is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether the Company is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to the Company, significant adverse tax consequences could result for the Company and for certain the Company shareholders, including a higher effective corporate tax rate on the Company U.S. Holders.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of The Company Ordinary Shares and The Company Warrants to U.S. Holders.

Distributions on The Company Ordinary Shares

Subject to the analysis below under “— Passive Foreign Investment Company Rules,” if the Company makes distributions of cash or property on the Company Ordinary Shares, such distributions will be treated first as a dividend to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by the Company (or another applicable withholding agent). If the Company does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the analysis above under “— Utilization of Globis’ Tax Attributes and Certain Other Adverse Tax Consequences to the Company and the Company’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the U.S. or (b) the Company is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program;

●	the Company is neither a PFIC (as analyzed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for the Company’s taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements;

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and

●	the taxpayer does not take the dividends into account as investment income under Code Section 163(d)(4)(B).

There is no comprehensive income tax treaty between the U.S. and Gibraltar, thus the Company will not be eligible for benefits of an applicable comprehensive income tax treaty. In addition, there can be no assurance that the Company Ordinary Shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, the Company will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company Ordinary Shares.

The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain exceptions, dividends on the Company Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as analyzed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to the Company Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of The Company Ordinary Shares and The Company Warrants

Subject to the analysis below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of the Company Ordinary Shares or the Company Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of the Company Ordinary Shares or the Company Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Company Ordinary Shares and/or the Company Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Gibraltar tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit.

Exercise, Lapse, or Redemption of a The Company Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Company Ordinary Share on the exercise of a Company Warrant for cash. A U.S. Holder’s tax basis in a Company Ordinary Shares received upon exercise of the Company Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Globis Warrant exchanged therefor (assuming the Business Combination is not a taxable transaction, as discussed above) and the exercise price. The U.S. Holder’s holding period for a Company Ordinary Share received upon exercise of the Company Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Company Warrant and will not include the period during which the U.S. Holder held the Company Warrant. If a Company Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Company Warrant.

The tax consequences of a cashless exercise of a Company Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in The Company Ordinary Shares received generally would equal the U.S. Holder’s basis in The Company Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in The Company Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of The Company Warrants and will not include the period during which the U.S. Holder held The Company Warrants. If the cashless exercise were treated as a recapitalization, the holding period of The Company Ordinary Shares would include the holding period of The Company Warrants exercised therefor.

It is also possible that a cashless exercise of a Company Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of The Company Ordinary Shares and The Company Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of the Company Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Company Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Company Ordinary Shares that would have been received in a regular exercise of the Company Warrants deemed surrendered, net of the aggregate exercise price of such the Company Warrants and (ii) the U.S. Holder’s tax basis in such the Company Warrants. In this case, a U.S. Holder’s aggregate tax basis in the Company Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Company Warrants deemed exercised and (ii) the aggregate exercise price of such the Company Warrants. A U.S. Holder’s holding period for the Company Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Company Warrants and will not include the period during which the U.S. Holder held the Company Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the Company Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of the Company Warrants.

Subject to the PFIC rules described below, if the Company redeems the Company Warrants for cash pursuant to the redemption provisions described in the section of this registration statement entitled “— Exercise, Lapse, or Redemption of a The Company Warrant” or if the Company purchases the Company Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of the Company Ordinary Shares and the Company Warrants.”

Possible Constructive Distributions

The terms of each the Company Warrant provide for an adjustment to the number of the Company Ordinary Shares for which the Company Warrant may be exercised or to the exercise price of the Company Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Company Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (for instance, through an increase in the number of the Company Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Company Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on The Company Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such The Company Warrant received a cash distribution from the Company equal to the fair market value of such increase in interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Company Ordinary Shares and the Company Warrants could be materially different from that described above, if the Company is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which the Company own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe it is a PFIC for U.S. federal income tax purposes for its current taxable year, which includes the Business Combination, and does not expect to become one for U.S. federal income tax purposes in the near future.

Nevertheless, whether the Company is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of the Company’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether the Company will be a PFIC in 2022 or for any future taxable year. In addition, neither Globis’ nor the Company’s respective U.S. counsel expresses any opinion with respect to the Company’s PFIC status for 2022 or future taxable years.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder owns the Company Ordinary Shares or the Company Warrants, the Company would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) the Company has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s the Company Ordinary Shares in which the Company was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its the Company Ordinary Shares at their fair market value on the last day of the last taxable year in which the Company is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Company Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

For each taxable year that the Company is treated as a PFIC with respect to a U.S. Holder’s the Company Ordinary Shares or the Company Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of the Company Ordinary Shares and under proposed regulations transfers of the Company Warrants and certain transfers of the Company Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its the Company Ordinary Shares or the Company Warrants (collectively the “excess distribution rules”), unless, with respect to the Company Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Company Ordinary Shares or the Company Warrants that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Company Ordinary Shares or the Company Warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Company Ordinary Shares or the Company Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Company Ordinary Shares or the Company Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which the Company may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that the Company does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of the Company’s subsidiaries.

If the Company is a PFIC, a U.S. Holder of shares in the Company may avoid taxation under the excess distribution rules described above in respect to the Company Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its the Company Ordinary Shares only if the Company provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that the Company will have timely knowledge of its status as a PFIC in the future or that the Company will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its the Company Ordinary Shares would generally be required to include in income for each year that the Company is treated as a PFIC the U.S. Holder’s pro rata share of the Company’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Company Ordinary Shares. Any net deficits or net capital losses of the Company for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Company Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Company Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Company Ordinary Shares by a corresponding amount. If the Company owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to the Company’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that the Company will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, the Company may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance the Company will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Company Ordinary Shares in which the Company is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its the Company Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Company Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Company Ordinary Shares.

It is not entirely clear how various aspects of the PFIC rules apply to the Company Warrants. However, a U.S. Holder may not be eligible to make a QEF election with respect to its the Company Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and the Company was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above.

If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired the Company Ordinary Shares (or has previously made a QEF election with respect to the Company Ordinary Shares), the QEF election will apply to the newly acquired the Company Ordinary Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired the Company Ordinary Shares (which under proposed regulations will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Company Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its the Company Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if the Company is a PFIC and the Company Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s the Company Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) the Company Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its the Company Ordinary Shares, such U.S. Holder generally will include in income for each year that the Company is treated as a PFIC with respect to such the Company Ordinary Shares an amount equal to the excess, if any, of the fair market value of The Company Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in The Company Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Company Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Company Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Company Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Company Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Company Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such the Company Ordinary Shares previously included in income. A U.S. Holder’s basis in the Company Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions the Company makes would generally be subject to the rules discussed above under “— Distributions on The Company Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Currently, U.S. Holders of the Company Warrants may not be able to make a mark-to-market election with respect to their the Company Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Company Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that The Company Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless The Company Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for The Company Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for The Company Ordinary Shares in which The Company is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to The Company Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s The Company Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if the Company is a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of the Company Ordinary Shares and the Company Warrants. For purposes of this analysis, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of the Company Ordinary Shares or the Company Warrants that is for U.S. federal income tax purposes not a U.S. Holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	a foreign estate or trust;

but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition of the Company Ordinary Shares or the Company Warrants (except to the extent analyzed below). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of exercising redemption rights with respect to Globis Common Stock or the ownership and disposition of the Company Ordinary Shares or the Company Warrants.

Non-U.S. Holders Exercising Redemption Rights with Respect to Globis Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Globis Common Stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Globis Common Stock, as described above under “— U.S. Holders Exercising Redemption Rights with Respect to Globis Common Stock.”

Subject to the analysis below concerning backup withholding, if such a redemption qualifies as a sale of the Globis Common Stock, any redeeming Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on any gain recognized as a result of the redemption or be able to utilize a loss in computing U.S. federal income tax liability unless one of the exceptions described below under “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Company Ordinary Shares and the Company Warrants to Non-U.S. Holders” applies in respect of gain from the disposition of Globis Common Stock. Moreover, redeeming Non-U.S. Holders may be subject to U.S. federal income tax on any gain recognized as a result of the redemption if Globis Common Stock constitutes a U.S. real property interest by reason of Globis’ status as a U.S. real property holding corporation for U.S. federal income tax purposes. Globis believes that it is not and has not been at any time since its formation a U.S. real property holding corporation.

If a Non-U.S. Holder receives cash for Globis Common Stock, and the redemption is treated as a corporate distribution (rather than a sale of stock under Section 302 of the Code), the Non-U.S. Holder will be subject to a 30% withholding tax (unless otherwise reduced by an applicable income tax treaty and the Non-U.S. Holder provides a proper certificate of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable)) on the gross amount of the distribution to the extent the distribution is paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and treated as dividends, provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the U.S. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Globis Common Stock and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such Globis Common Stock, which will be treated as described in the paragraph immediately above. A redemption treated as a dividend by Globis to a Non-U.S. Holder that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder in the U.S.) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same corporate or graduated individual rates applicable to U.S. Holders (together with branch profits tax, at a 30% rate, or such lower rate specified by an applicable tax treaty, as adjusted for certain items, if such Non-U.S. Holder is a corporation).

IF YOU ARE A NON-U.S. HOLDER OF Globis COMMON STOCK CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Company Ordinary Shares and the Company Warrants to Non-U.S. Holders

Subject to the analysis below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Company Ordinary Shares and the Company Warrants to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of the Company Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of the Company Ordinary Shares and/or the Company Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:

●	the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or

●	in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of the Company Warrant, or the lapse of the Company Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of the Company Warrant by a U.S. Holder, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Company Ordinary Shares and the Company Warrants to U.S. Holders — Exercise, Lapse or Redemption of the Company Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Company Ordinary Shares and the Company Warrants.

The characterization for U.S. federal income tax purposes of the redemption of the Non-U.S. Holder’s The Company Warrants generally will correspond to the U.S. federal income tax treatment of such a redemption of a U.S. Holder’s warrants, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of The Company Ordinary Shares and The Company Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Company Warrant” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the first paragraph above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of The Company Ordinary Shares and The Company Warrants to Non-U.S. Holders” based on such characterization.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Globis Common Stock, dividends received by U.S. Holders of the Company Ordinary Shares, and the proceeds received on the disposition of the Company Ordinary Shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Globis Common Stock or the Company Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of the Company Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of Globis securities or their The Company Ordinary Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to the Company Ordinary Shares and proceeds from the sale of other disposition of the Company Ordinary Shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX ANALYSIS SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE BUSINESS COMBINATION, THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO Globis COMMON STOCK, AND OF THE OWNERSHIP AND DISPOSITION OF THE COMPANY ORDINARY SHARES AND THE COMPANY WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We also maintain a corporate website at https://www.forafric.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The Company’s functional currency is the Moroccan dirham (“MAD”), and its presentation currency is the United States Dollar (“USD”). Our global operations require active participation in foreign exchange markets. Our primary foreign currency exposures are the Moroccan Dirham, US Dollar and Euro. To reduce the risk arising from foreign exchange rate fluctuations, we may enter into derivative instruments, such as foreign currency forward contracts, swaps, and options. The changes in market value of such contracts have a high correlation to the price changes in the related currency exposures. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Moroccan Dirham to the U.S. dollar and Euro. Substantial changes in the exchange rate could have a material effect on our clients, our business and our profitability. As of December 31, 2022, the Company has not entered into any foreign currency related derivative instruments

Credit Risk

Through our normal business activities, we are subject to significant credit and counterparty risks that arise through commercial sales and purchases. We define credit and counterparty risk as a potential financial loss due to the failure of a counterparty to honor its obligations. The exposure is measured based upon several factors, including unpaid accounts receivable from counterparties. Credit and counterparty risk also includes sovereign credit risk. We actively monitor credit and counterparty risk through a regular review of exposures and credit analysis by regional credit teams, as well as a review by corporate committees that monitor counterparty performance. We record provisions for counterparty losses from time to time as a result of our credit and counterparty analysis.

During periods of tight conditions in global credit markets, downturns in regional or global economic conditions, and/or significant price volatility, credit and counterparty risks are heightened. This increased risk is monitored through, among other things, exposure reporting, increased communication with key counterparties, management reviews, and specific focus on counterparties or groups of counterparties that we may determine as high risk.

Commodities Risk

We operate in many areas of the food industry, from agricultural raw materials to the production and sale of branded food products. As a result, we purchase and produce various materials, many of which are agricultural commodities, including: Flour, Semolina, Pasta and Couscous

Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk.

We enter into various derivative contracts with the primary objective of managing our exposure to adverse price movements in the agricultural commodities used and produced in our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are generally a combination of volumetric, drawdown, and value-at-risk (“VaR”) limits. We measure and review our commodity positions on a daily basis. We also employ stress-testing techniques in order to quantify our exposures to price and liquidity risks under non-normal or event driven market conditions.

Interest Rate Risk

Inflationary factors generally affect us by increasing our labor and overhead costs, as well as costs related to those items associated with certain risks identified above, which may adversely affect our results of operations and financial position. We have historically been able to recover the impacts of inflation through sales price increases, however we cannot reasonably estimate our ability to successfully recover any impact of inflation through price increases in the future. Our inability to do so could harm our results of operations and financial position.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Items 12.D.3 and 12.D.4 of this Item 12 are not applicable, as the Company does not have any American Depositary Shares; all other applicable information required by this Item 12 is included in Exhibit 2.3.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2022, were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Due to the Business Combination, and pursuant to guidance provided in Section 215.02 of the SEC’s Division of Corporation Finance Questions and Answers of General Applicability (https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp), we are not including management’s assessment on internal control over financial reporting in this Report. As the Business Combination was only closed in June 2022, management has not had sufficient time to thoroughly make this assessment, especially since Globis was a special purpose acquisition company whose only purpose was to look for and consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses and whose internal controls no longer exist. We shall include management’s report on internal control over financial reporting in next year’s annual report on Form 20-F.

(c) Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have one financial expert as of the date of this report. Our Board of Directors has determined that Franco Cassar, chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Mr. Cassar is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Global Market.

Item 16B. CODE OF ETHICS

Following the Business Combination, the Company posted its Code of Conduct and Ethics and intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner required by applicable rules or regulations of the SEC or securities exchange.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the years ended December 31,
	2022	2021
	(In thousand)
Audit fees	$480,000	$555,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$480,000	$555,000

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include review of documents filed with the SEC.

“Tax fees” include fees for professional services rendered by our principal auditor for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to other matters not reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditor including audit services, audit-related services, tax services and other services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 9, the Audit Committee of the Board of Directors of Globis dismissed Marcum LLP (“Marcum”), who served as Globis’ independent registered public accounting firm prior to the Business Combination, and approved the engagement of UHY LLP (“UHY”) as New Forafric’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2022. UHY had previously served as the independent registered public accounting firm for FAHL, which was acquired by New Forafric on June 9, 2022.

Marcum’s report on Globis’ financial statements as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from August 21, 2020 (inception) through December 31, 2020 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the period of Marcum’s engagement by the Company, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as described in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and subsequent interim period preceding Marcum’s dismissal.

During the period from August 21, 2020 (inception) through December 31, 2021, neither the Company nor anyone on its behalf consulted UHY regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Globis’ financial statements, and neither a written report was provided to the Company or oral advice was provided that UHY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event,” as described in Item 304(a)(1)(v) of Regulation S-K.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Forafric Global, PLC, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed with SEC on June 9, 2022)
2.1*	Registrant’s Specimen Certificate for Ordinary Shares
2.2*	Description of Securities
4.1	Business Combination Agreement, entered into as of December 19, 2021, by and among Globis Acquisition Corp., Seller and FAHL (incorporated by reference to Exhibit 2.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 20, 2021).
4.2	Amendment No. 1 to Business Combination Agreement, entered into as of April 20, 2022, by and among Globis Acquisition Corp., Seller, FAHL and Globis NV Merger Corp (incorporated by reference to Exhibit 2.2 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.3	Amendment No. 2 to Purchase Agreement, dated June 8, 2022 (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
4.4	Warrant Agreement, dated December 10, 2020, between Globis Acquisition Corp. and VStock Transfer, LLC. (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.5	Warrant Assignment and Novation Agreement, dated as of June 9, 2022, by and between Globis NV Merger 2 Corp. and Forafric Global PLC (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 10, 2022).
4.6	Letter Agreement, dated December 10, 2020, among Globis Acquisition Corp., the Sponsors and each of the officers and directors of Globis Acquisition Corp. (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.7	Registration Rights Agreement, dated December 10, 2020, between Globis Acquisition Corp. and the Sponsors (incorporated by reference to Exhibit 10.4 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.8	Subscription Agreement, dated December 31, 2021, by and between Globis Acquisition Corp. and the undersigned subscriber party thereto. (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.9	Bond Subscription Deed, dated as of December 31, 2021, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.10	Amendment to Bond Subscription Deed, dated as of April 20, 2022, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.10 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.11	Forafric 2022 Long Term Employee Share Incentive Plan (incorporated by reference to Exhibit 10.6 of Forafric Global PLC’ Form 8-K (File No. 001-41416), filed with the SEC on June 15, 2022).
4.12	Agreement, dated March 29, 2018, by and between Forafric Maroc and Millcorp Geneve (incorporated by reference to Exhibit 10.6 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)
4.13	Summary of terms of loans owed by Forafric Agro Holdings Limited to Yariv Elbaz, Michael Elbaz, Lighthouse Settlement and Lighthouse Capital Limited (incorporated by reference to Exhibit 10.7 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.14	Lease Agreement, dated January 2, 2018, by and between Forafric Maroc and Darafric SARL AU for the rent of the headquarters of Forafric Maroc in Casablanca (incorporated by reference to Exhibit 10.8 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)
4.15	Form of Forafric Global PLC Director Deed of Indemnity (incorporated by reference to Exhibit 10.9 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.16	Form of Forward Share Purchase Agreement (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
4.17	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with SEC on November 3, 2022)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 22.1 of the Company’s Current Report on on Form 8-K, filed with SEC on June 15, 2022)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from Marcum LLP to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K, filed with SEC on June 15, 2022)
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

**	Furnished with this annual report on Form 20-F
*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Forafric Global, PLC

Date: May 1, 2023	By:	/s/ Mustapha Jamaleddine
Mustapha Jamaleddine
Chief Executive Officer
(Principal Executive Officer)

/s/ Julien Benitah
Julien Benitah
Chief Financial Officer
(Principal Accounting and Financial Officer)

FORAFRIC GLOBAL PLC

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ and Board of Directors of Forafric Global PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Forafric Global PLC (the “Company”), as of December 31, 2022 and 2021, the related Consolidated Statement of Operations and Comprehensive (Loss) Income, Stockholders’ Equity and Cash Flows for the years ended December 31, 2022, 2021 and 2020 and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the Consolidated results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021

Melville, New York

May 1, 2023

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$24,827	$14,393
Accounts receivable, net of allowance for credit losses of $14,067 and $15,737, respectively	30,858	32,313
Amount due from related parties	2,366	2,493
Other receivables	41,958	18,824
Inventories, net	27,218	37,563
Prepaid expenses and other current assets	16,345	11,962
Total current assets	143,572	117,548
Property, plant, and equipment, net	100,527	109,476
Right-of-use assets	10,430	16,359
Goodwill	45,898	51,571
Intangible assets, net	3,723	3,975
Other assets, noncurrent	3,014	973
Total assets	$307,164	$299,902

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$46,954	$79,504
Lines of credit – wheat inventories	137,457	70,361
Accounts payable	27,295	26,196
Accrued expenses	18,974	13,062
Contract liabilities	540	1,910
Current portion of long-term debt	5,417	10,845
Contingent consideration liability	1,260	-
Other liabilities, current	284	1,019
Total current liabilities	238,181	202,897
Long-term debt	9,828	14,129
Loan from related party	1,801	1,234
Stockholder loans	-	15,269
Deferred tax liabilities	12,399	18,721
Total liabilities	262,209	252,250
Commitments and contingencies (Note 20)

Stockholders’ equity:
Preferred Shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at December 31, 2022 and December 31, 2021, respectively	$-	$-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,879,102 and 20,555,595 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	27	21
Class Z ordinary shares, $0.001 par value; 30,000,000 authorized; 29,999,990 and — issued and outstanding, at December 31, 2022 and December 31, 2021, respectively	30	-
Additional paid-in capital	143,658	119,979
Accumulated deficit	(102,678)	(83,550)
Accumulated other comprehensive (loss) income	(2,984)	3,685
Non-controlling interest	6,902	7,517
Total Stockholders’ equity	44,955	47,652
Total liabilities and Stockholders’ equity	$307,164	$299,902

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In thousands, except share and per share data)

	December 31,
	2022	2021	2020

Revenues	$289,772	$261,679	$196,596
Cost of sales	260,399	219,311	156,188
Gross profit	29,373	42,368	40,408
Operating expenses:
Selling, general and administrative expenses	30,795	38,982	30,517
Total operating expenses	30,795	38,982	30,517
Operating (loss) income	(1,422)	3,386	9,891
Other expense (income):
Interest income	(34)	(543)	(3)
Interest expense	12,513	10,362	6,847
Change in fair value of derivatives and contingent consideration	(4,733)	-	-
Foreign exchange loss	10,369	1,440	3,043
Other non-operating expenses	1,691	-	-
Total other expense	19,806	11,259	9,887
(Loss) income before taxes	(21,228)	(7,873)	4
Income tax (benefit) expense	(2,058)	(89)	143
Net loss	(19,170)	(7,784)	(139)
Net (loss) income attributable to noncontrolling interest	(42)	198	(29)
Net loss attributable to the Company	$(19,128)	$(7,982)	$(110)

Loss per ordinary shares outstanding – basic and diluted	$(0.72)	$(0.38)	$(0.22)

Weighted average number of ordinary shares outstanding - basic and diluted	26,604,710	20,555,595	619,485

Net loss	(19,170)	(7,784)	(139)
Other comprehensive (loss) income net of tax:
Foreign currency translation adjustments	(7,242)	(2,995)	5,774
Total other comprehensive (loss) income	(7,242)	(2,995)	5,774
Comprehensive (loss) income	(26,412)	(10,779)	5,635
less: Comprehensive loss attributable to non-controlling interest	(615)	(173)	(29)
Comprehensive (loss) income attributable to the Company	$(25,797)	$(10,606)	$5,664

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

(In thousands, except share and per share data)

	Ordinary shares		Class Z Ordinary shares		Additional paid-in	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	capital	Deficit	Income (Loss)	Interest	Equity
Balance, December 31, 2019 - issued	3,690	$4	-	$-	$-	$(74,622)	$535	$-	$(74,083)
Retroactive adjustment to reflect recapitalization	(3,689)	(4)	-	-	4	-	-	-	-
Balance, December 31, 2019 - adjusted	1	$-	-	$-	$4	$(74,622)	$535	$-	$(74,083)
Consolidation of variable interest entities	-	-	-	-	-	335	-	111	446
Net loss	-	-	-	-	-	(110)	-	(29)	(139)
Foreign exchange gain	-	-	-	-	-	-	5,774	-	5,774
Conversion of stockholder loan to ordinary shares	20,555,594	21	-	-	119,975	-	-	-	119,996
Balance, December 31, 2020	20,555,595	$21	-	$-	$119,979	$(74,397)	$6,309	$82	$51,994
Consolidation of variable interest entities	-	-	-	-	-	-	-	7,608	7,608
Net (loss) income	-	-	-	-	-	(7,982)	-	198	(7,784)
Transfer of stockholder loan from related party	-	-	-	-	-	(1,339)	-	-	(1,339)
Contribution of fixed assets from related party	-	-	-	-	-	168	-	-	168
Foreign exchange loss	-	-	-	-	-	-	(2,624)	(371)	(2,995)
Balance, December 31, 2021	20,555,595	$21	-	$-	$119,979	$(83,550)	$3,685	$7,517	$47,652
Merger and recapitalization	7,451,249	7	29,999,990	30	44,926	-	-	-	44,963
Transaction costs	-	-	-	-	(3,104)	-	-	-	(3,104)
Derivative liability for forward purchase agreement	-	-	-	-	(4,685)	-	-	-	(4,685)
Contingent consideration liability	-	-	-	-	(1,308)	-	-	-	(1,308)
Shares issued upon exercise of warrants	38,780	-	-	-	446	-	-	-	446
Share-based compensation	13,200	-	-	-	125	-	-	-	125
Settlement of forward share purchase agreement derivative liability	(1,179,722)	(1)	-	-	(12,721)	-	-	-	(12,722)
Net loss	-	-	-	-	-	(19,128)	-	(42)	(19,170)
Foreign exchange loss	-	-	-	-	-	-	(6,669)	(573)	(7,242)
Balance, December 31, 2022	26,879,102	$27	29,999,990	$30	$143,658	$(102,678)	$(2,984)	$6,902	$44,955

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(19,170)	$(7,784)	$(139)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation of property, plant and equipment	4,993	3,926	3,639
Amortization of intangible assets	143	111	149
Amortization of right-of-use assets	1,457	1,173	1,183
Bad debt expense	150	2,794	1,508
Change in fair value of derivatives	(4,733)	-	-
Share-based compensation	125	-	-
Deferred income taxes	(4,286)	(2,585)	(1,876)
Changes in operating assets and liabilities:
Accounts receivable	(4,646)	(4,370)	3,289
Other receivables	(26,079)	(15,602)	315
Prepaid expenses and other current assets	(4,588)	9,929	(3,349)
Inventories	6,330	(9,825)	(11,681)
Other assets, noncurrent	(2,227)	-	-
Accounts payable	5,252	2,325	(4,045)
Lease liabilities	(776)	(1,531)	(353)
Other payables and liabilities	(9,514)	(4,609)	(122)
Net cash used in operating activities	(57,569)	(26,048)	(11,482)
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	-	(8,639)	-
Purchase of equity method investment	-	(385)	-
Advances to related parties	-	(511)	-
Purchases of property, plant, and equipment	(4,533)	(4,833)	(657)
Sales of property, plant, and equipment	765	488	236
Additions to intangible assets	(262)	(634)	(278)
Net cash used in investing activities	(4,030)	(14,514)	(699)
Cash flows from financing activities:
Cash acquired in merger and recapitalization	13,966	-	-
Proceeds from forward share purchase agreement	6,719	-	-
Proceeds from convertible bonds issued	11,000	500	-
Proceeds from exercise of warrants	446	-	-
Transaction costs	(3,104)	-	-
Stockholder loans	(100)	5,415	-
Borrowings on financial debt	193,013	163,993	108,301
Repayments on financial debt	(146,949)	(127,154)	(89,535)
Net cash provided by financing activities	74,991	42,754	18,766
Effect of exchange rate changes on cash and cash equivalents	(2,958)	(482)	(2,896)
Net increase in cash and cash equivalents	10,434	1,710	3,689
Cash and cash equivalents, beginning of year	14,393	12,683	8,994
Cash and cash equivalents, end of year	$24,827	$14,393	$12,683

Non-cash investing and financing activities:
Forward share purchase agreements	$4,685	$-	$-
Contingent consideration liability	$1,308
Conversion of convertible bonds into ordinary shares	$11,797	$-	$-
Consideration and accrued interest paid to selling stockholder in ordinary shares	$12,398	$-	$-
Issuance of shares to stockholder to extinguish debt	$-	$-	$119,996
Transfer of related party debt	$-	$1,339	$-
Fixed assets contributed from related party	$-	$168	$-
Consolidation of variable interest entities related to business acquisitions	$-	$7,608	$446

Supplemental cash flow disclosures:
Interest paid	$11,343	$9,202	$6,847
Net income taxes paid	$2,228	$2,495	$1,904

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020

(In thousands, except share and per share data)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and Subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry in Morocco, with a complete offering of flours and semolina, secondary processing products including pasta and couscous, rice, and starches (“Milling Business”).

During 2021, the Company owned common stock representing 100% ownership in Millcorp Geneva SA (“Millcorp”). Millcorp is a trading company that trades grains and oils for use as animal feed (“Grain Trading Business”). On June 1, 2021 (“Separation Date”), the Company distributed its 100% ownership in Millcorp to the Parent Company which resulted in the spin-off of its Grain Trading business (“Restructuring”). The Company did not receive any consideration from the Parent Company for distributing the 100% ownership in Millcorp. The assets, liabilities, and results of operations of Millcorp have been excluded from these consolidated financial statements.

Based on an evaluation of the guidance under Staff Accounting Bulletin (“SAB”) Topic 5.Z.7, Accounting for the spin-off of a subsidiary, it was determined that the Restructuring should be reflected as a change in reporting entity. As such, the accompanying consolidated financial statements of the Company retroactively reflect the Restructuring, including all distributions and transactions in conjunction therewith, and exclude Millcorp for all periods presented. These consolidated financial statements are the consolidated financial statements of the Company and its subsidiaries, each of which is controlled, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. Refer to Note 22 — Related Parties for further information regarding the Company’s related party transactions.

On June 9, 2022 (the “Closing Date”), Forafric Agro Holdings Limited (“FAHL”), consummated the previously announced business combination and related transactions pursuant to a securities purchase agreement, dated December 19, 2021 (“Business Combination Agreement”) which provides for the Business Combination (as defined below) between FAHL and Globis Acquisition Corp., a Delaware corporation (“Globis”).

Description of the Business Combination - In accordance with the Business Combination Agreement, the consummation of the following series of separate transactions took place (collectively, the “Business Combination”): (i) Globis formed a new holding company, Globis NV Merger Corp., a Nevada corporation (“Globis Nevada”), which changed its jurisdiction of incorporation by transferring by way of a redomiciliation and domesticating as a Gibraltar private limited company known as “Forafric Global Limited” (the “Redomiciliation”) and, following the Redomiciliation, altered its authorized and issued share capital and thereafter re-registering as a Gibraltar public company limited by shares and changed its name to “Forafric Global PLC” (referred to herein as “New Forafric”); (ii) New Forafric formed a new wholly-owned subsidiary, Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”); (iii) Globis merged with and into Merger Sub, with Merger Sub surviving (the “Merger”); (iv) an agent was appointed to act on behalf of Globis stockholders such that, subject to and immediately following the completion of the Merger, the agent entered into a contribution and subscription agreement with New Forafric (the “Contribution Agreement”) pursuant to which the issued and outstanding shares of common stock of Merger Sub issued pursuant to the Merger was exchanged (the “Exchange”), on a one-for-one basis, for ordinary shares, nominal value $0.001 per share, of New Forafric (the “Ordinary Shares”); and (v) on June 9, 2022, New Forafric acquired 100% of the equity interests in FAHL from Lighthouse Capital Limited (“Seller”) and FAHL became a direct subsidiary of New Forafric.

Accounting Treatment - While the legal acquirer in the Business Combination is Globis, for financial accounting and reporting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”), FAHL is the accounting acquirer with the Business Combination accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of FAHL. Under this accounting method, Globis is treated as the “acquired” company and FAHL is the accounting acquirer, with the transaction treated as a recapitalization of FAHL. Globis’ assets, liabilities and results of operations were consolidated with FAHL beginning on the date of the Business Combination.

Except for certain derivative liabilities the assets and liabilities of Globis were recognized at historical cost and were not material, with no goodwill or other intangible assets recorded. The derivative liabilities, which are related to forward share purchase agreements and contingent consideration, were recorded at fair value. The consolidated assets, liabilities, and results of operations of FAHL became the historical financial statements, and operations prior to the closing of the Business Combination presented for comparative purposes are those of FAHL. Pre-Combination shares of common stock were converted to ordinary shares of the combined company using the conversion ratio of 0.1713 and for comparative purposes, the shares and net loss per share of FAHL, prior to the Business Combination, have been retroactively restated using the conversion ratio.

The following table provides a reconciliation of the ordinary shares as of December 31, 2022:

FAHL existing shares at closing date	120,000,000
FAHL existing shares at closing date - converted	20,555,595

Issuance of ordinary shares upon exercise of warrants	1,887,464
Ordinary shares issued in PIPE	1,320,195
Conversion of convertible bonds to ordinary shares	1,248,426
Consideration and accrued interest paid to selling shareholder in ordinary shares	1,550,000
Conversion of shareholder loans to ordinary shares	1,445,164
Total Recapitalization	7,451,249
Ordinary shares issued upon exercise of warrants	38,780
Share-based compensation	13,200
Settlement of forward share purchase agreement derivative liability	(1,179,722)
Total ordinary shares outstanding as of December 31, 2022	26,879,102

The following table provides a summary of the significant sources and uses of cash related to the closing of the Business Combination on June 9, 2022:

Cash acquired in merger and recapitalization	$13,966
Proceeds from forward share purchase agreements	6,719
Proceeds from convertible bonds issued	11,000
Transactions costs	(3,104)
$28,581

Basis of Presentation - These consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with U.S. GAAP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of our consolidated financial statements in conformity with GAAP requires management to use judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant accounting policy elections, estimates and assumptions include, among others, allowance for credit losses, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, and measurement of income tax assets. Given the uncertainty of the global economic environment and the impact of COVID-19, our estimates could be significantly different than future performance. Actual results could differ from these estimates. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

Principles of Consolidation – The accompanying consolidated financial statements include all entities controlled by the Company after reflecting the Restructuring previously described.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive the benefits from its activities that could potentially be significant to the entity. In assessing control, potential voting rights that are currently exercisable or convertible are considered. The accounts of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Cash Equivalents - We consider temporary cash investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowances for Credit Losses – We provide credit terms to customers in-line with industry standards, perform ongoing credit evaluations of our customers, and maintain allowances for potential credit losses based on historical experience recorded. We analyze the aging of customer accounts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for credit losses. Customer balances are written off after all collection efforts are exhausted. Estimated product returns, which have not been material, are deducted from sales at the time of shipment.

Inventories - Inventories are stated at the lower of cost or net realizable value. The Company’s inventory is valued using the weighted average cost method. The costs of finished goods inventories include raw materials, labor, and overhead costs.

Other Receivables – The Moroccan government provides certain subsidy programs based on production of affordable flour and import taxes. Subsidies are paid by the Moroccan government and are predicated on sales of flour and price of imported raw materials. Subsidies are paid by the Moroccan government semi-annually based on sales of flour for the trailing six months. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the consolidated statement of operations. During the year ended December 31, 2022, the Company received $38,364 in the aggregate of government subsidies for the production of affordable flour and relief from import tax on foreign sourced raw materials from the Moroccan government. Outstanding government subsidies are included in other receivables on the balance sheet.

Property, Plant, and Equipment - Property, plant, and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Assets	Useful Lives
Buildings	39 years
Machinery and equipment (technical installations)	30-50 years
Other assets	5-30 years

Building improvements are depreciated over the shorter of the estimated useful life of the assets or the remaining useful life. Leasehold improvements are amortized over the shorter of their useful life or remaining lease term. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets, are expensed as incurred.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property, plant and equipment is performed on a reporting unit level. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of such asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Goodwill and Other Intangible Assets - Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Assets	Useful Lives
Trademarks	Indefinite
Customer relationships	20 years
Patents and licenses	5-10 years
Computer software	5-10 years
Other intangible assets	3-10 years

Recognized intangible assets, exclusive of goodwill, are amortized over the useful lives of the assets unless that life is determined to be indefinite. All of our intangible assets, exclusive of goodwill and trademarks, are finite lived. All amortization expense related to intangible assets is recorded in Selling, general, and administrative expense in the consolidated statements of operations. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying amount over its fair value.

The Company performs an evaluation of goodwill at the reporting unit level, utilizing either a qualitative or quantitative impairment test. A qualitative assessment is performed at least on an annual basis to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The annual test for impairment is conducted as of December 31. The Company’s reporting units included in the assessment of potential goodwill impairment are the same as its operating segments.

Under a qualitative assessment, the most recent quantitative assessment is used to determine if it is more likely than not that the reporting unit’s goodwill is impaired. As part of this qualitative assessment, the Company assesses relevant events and circumstances including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in share price and entity-specific events to determine if there is an indication of impairment.

Under a quantitative assessment, goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and an impairment charge is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company’s fair value in an orderly transaction between market participants.

Under the income approach, the Company determines fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. The estimated future cash flows of each reporting unit are based on internally generated forecasts for the remainder of the respective reporting period and the next five years.

Under the market approach, the Company utilizes valuation multiples derived from publicly available information for guideline companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. The valuation multiples are applied to the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including net sales growth rates, gross profit margins, operating margins, discount rates and future market conditions, among others. Any changes in the judgments, estimates or assumptions used could produce significantly different results.

Segment Reporting - The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. Management has identified Soft Wheat, Durum Wheat, and Couscous and Pasta as separate operating segments. Refer to Note 21 for further information regarding the Company’s segment information.

Share-Based Compensation - Share-based payments to employees, including grants of restricted stock and performance-based share units, are measured at the grant date, based on the estimated fair value of the award, and the related expense is recognized over the requisite employee service period or performance period (generally the vesting period) for awards expected to vest. The Company also grants stock to its Board of Directors (“Board”) on an annual basis, which is recorded as expense at the grant date, based on the fair value of the award. The Company accounts for forfeitures of share-based awards as they occur.

Advertising - The Company has elected to expense all advertising costs as incurred.

Leases – The Company determines if an arrangement is or contains a lease at inception. The assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether the Company has the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the income statement. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Business Combinations – The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Foreign Currency Translation and Transactions - The Company’s functional currency is the Moroccan dirham (“MAD”), and its presentation currency is the United States Dollar (“USD”). The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in loss on foreign currency exchange in the consolidated statements of operations and comprehensive (loss) income.

Credit Risk – Financial instruments potentially subject to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. At times during the periods presented, the Company had funds in excess of Deposit Insurance programs in Morocco, on deposit at various financial institutions. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Revenue Recognition – The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company’s contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in Accounting Standards Codification (“ASC”) paragraph 10-50-14 of ASC Topic 606, Revenue from Contracts with Customers and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Trade discounts or volume rebates are recognized as a deduction in revenue. No payment terms beyond one year are granted at contract inception.

Revenue related to the sale of goods and equipment is measured based on consideration specified in a contract with a customer. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold.

Amounts received from customers prior to revenue recognition on a contract are recorded as contract liabilities on the consolidated balance sheets.

Amounts paid to suppliers prior to purchase recognition are recorded within other receivables on the consolidated balance sheets.

Shipping and Handling Costs – Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of sales. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities – The Company does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of sales.

Transaction Costs - The Company incurred significant costs direct and incremental to the Business Combination and therefore to the recapitalization of the Company. Direct transaction costs were allocated between equity and liability instruments measured at fair value on a recurring basis that were newly issued in the recapitalization.

Income Taxes – The provision for income taxes includes income taxes currently payable in Morocco and local jurisdictions, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. We account for uncertain tax positions using a “more-likely-than-not” threshold. A tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, or the statute of limitations concerning such issues lapses.

Accounting for Warrants – The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the Business Combination qualify for equity accounting treatment. For further detail on the Company’s Warrants (Public, Private and Lender), refer to Note 17 - Stockholders’ Equity.

Forward Share Purchase Agreements – The Company accounted for the Forward Share Purchase Agreements (“FPAs”) as a liability under ASC 480, Distinguishing Liabilities from Equity, because the instruments embodied an obligation to repurchase the Company’s shares by paying cash. Therefore, the option was classified as a current liability and is measured at fair value on the Company’s consolidated balance sheets. The unrealized gains and losses from changes in the fair value of the FPAs is reflected in the consolidated statements of operations and comprehensive income (loss). This liability was subject to re-measurement at each balance sheet date until exercised, and any change in fair value was recognized in our consolidated statement of operations and comprehensive income (loss). As of December 31, 2022, all options under these agreements expired or were exercised. For more information, refer to Note 13 - Forward Share Purchase Agreements.

Fair Value Measurements – The Company follows the guidance in accounting standards codification (“ASC”) 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used to value the assets and liabilities:

-	Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

-	Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

-	Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments include cash equivalents, accounts receivable from customers, other receivables, prepaid expenses and other current assets, accounts payable and accrued liabilities, all of which are typically short-term in nature. The Company believes that the carrying amounts of these financial instruments reasonably approximate their fair values due to their short-term nature.

The Company measures the derivative liability related to FPAs at fair value on a recurring basis beginning June 9, 2022 (the date of closing of the Business Combination) through September 9, 2022 (settlement date). Refer to Note 13 – Forward Share Purchase Agreements for further information.

The Company measures the contingent consideration liability at fair value on a recurring basis beginning June 9, 2022 (the date of closing of the Business Combination) and December 31, 2022. Refer to Note 14 – Contingent Consideration Liability for further information.

Variable Interest Entities – Effective on October 7, 2021, the Company completed a share purchase acquisition of Moulins Sanabil SA (“Sanabil SA”) and has been since actively involved in their operations and has the power to direct the activities and significantly impact Sanabil SA’s economic performance. The Company also bears the risk of losses and has the right to receive 60.00% of the benefits from Sanabil SA. As such, in accordance with ASC 810-10-25-38A through 25-38J, Sanabil SA is considered a VIE of the Company and the financial statements of Sanabil SA were consolidated from the date that the control existed.

Effective on July 30, 2021, the Company completed a share purchase acquisition of Moulin du Sahel Burkina (“MDS Burkina”) and has since significant economic exposure to MDS Burkina. The Company also bears the risk of losses and has the right to receive 78.21% of the benefits from MDS Burkina. As such, in accordance with ASC 810-10-25-38A through 25-38J, MDS Burkina is considered a VIE of the Company and the financial statements of MDS Burkina were consolidated from the date that the control existed.

Effective on April 30, 2021, the Company completed a share purchase acquisition of MDS Mali and has been since actively involved in their operations and has the power to direct the activities and significantly impact MDS Mali’s economic performance. The Company also bears the risk of losses and has the right to receive 70.35% of the benefits from MDS Mali. As such, in accordance with ASC 810-10-25-38A through 25-38J, MDS Mali is considered a VIE of the Company and the financial statements of MDS Mali were consolidated from the date that the control existed.

Equity Method Accounting – As of September 30, 2021, the Company owned 37.10% of the outstanding capital stock of Grands Moulins du Tenere Niger (“GMT Niger”) which was accounted for as an equity method investment. The Company applies the equity method of accounting for the investment, as the Company owns less than a 50% ownership interest and cannot exert significant influence. As such, this entity is not considered a variable interest entity. The equity method investment is included in other assets, noncurrent, on the accompanying consolidated balance sheets.

Non-Controlling Interests – Non-controlling interests on the consolidated statements of operations and comprehensive (loss) income represent the portion of a majority-owned subsidiary’s net income or loss that is attributed by non-controlling stockholders. Non-controlling interests on the consolidated balance sheets represent the portion of equity in a consolidated subsidiary owned by non-controlling stockholders.

Emerging Growth Company Status – the Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued until such time as those standards apply to private companies. The Company has elected to use this extended transition period. In providing this relief, the JOBS Act does not preclude the Company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company will continue to use this relief until the earlier of the date that it (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current period presentation.

Liquidity and going concern - We incurred losses and had an accumulated deficit of $102,678 and $83,550 on December 31, 2022 and 2021, respectively. Historically, the Company’s primary sources of liquidity have been cash and cash equivalents, cash flows from operations (when available), and cash flows from financing activities, including funding under credit agreements.

The Company believes that cash on hand, as well as cash from operations and proceeds from extended credit lines will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. This projection is based on the Company’s current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for the Company’s interim and annual reporting periods beginning after December 15, 2021. Refer to Note 2 for additional information disclosed by the Company.

4. LEASES

The Company has operating leases for real estate and vehicles. The Company has finance leases for equipment and land for future construction. Leases are classified as finance leases because ownership of the underlying assets transfers at the end the lease term. Remaining lease terms for these leases range from less than one year to six years.

The Company does not record leases with a term of 12 months or less on the balance sheet.

Supplemental balance sheet information related to leases was as follows:

	Balance Sheet	December 31,
	Classification	2022	2021
Assets		(in thousands)
Operating leases	Right-of-use assets	$1,816	$2,077
Finance leases	Right-of-use assets	8,614	14,282
Total assets		$10,430	$16,359

Liabilities
Current liabilities
Operating leases	Current portion of long-term debt	$621	$685
Finance leases	Current portion of long-term debt	1,380	2,318
Total current liabilities		2,001	3,003
Noncurrent liabilities
Operating leases	Long-term debt	665	1,529
Finance leases	Long-term debt	235	2,923
Total noncurrent liabilities		900	4,452
Total liabilities		$2,901	$7,455

Right-of-use assets and their corresponding lease liabilities are measured and recognized based on the present value of the future minimum lease payments over the lease term at the commencement date.

Discount Rates

For most of its leases, the Company uses the rate implicit in the lease. For leases without an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments for those leases.

The weighted-average discount rates for the Company’s leases were as follows:

	December 31,
	2022	2021
Operating leases	5.0%	5.0%
Finance leases	6.1%	6.2%

Lease Payments

The Company includes lease payments under options to extend or terminate the lease in the measurement of the right-of-use asset and lease liability when it is reasonably certain that it will exercise such options. Fixed lease costs represent the explicitly quantified lease payments prescribed by the lease agreement and are included in the measurement of the right-of-use asset and corresponding lease liability.

The weighted-average remaining lease term of the Company’s leases were as follows:

	December 31,
	2022	2021
Operating leases	6.4 years	6.6 years
Finance leases	0.8 years	2.0 years

The components of lease expense for the years ended December 31, 2022, 2021, and 2020 were as follows:

	December 31,
	2022	2021	2020
	(in thousands)
Operating lease cost	$987	$707	$674
Finance lease cost:
Amortization of right-of-use assets	470	466	509
Interest on lease liabilities	190	446	655
Total lease cost	$1,647	$1,619	$1,838

As of December 31, 2022, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
2023	672	1,662
2024	201	155
2025	84	36
2026	56	17
2027	55	5
Thereafter	406	-
Total lease payments	1,474	1,875
Less: Interest	(188)	(260)
Present value of lease liabilities	$1,286	$1,615

Other information related to leases for the years ended December 31, 2022, 2021 and 2020 were as follows:

	December 31,
	2022	2021	2020
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$987	$707	$674
Operating cash flows used for finance leases	$470	$466	$509
Financing cash flows used for finance leases	$190	$446	$655

5. ACCOUNTS RECEIVABLE

The gross and realizable value of accounts receivable are detailed as follows:

	December 31,
	2022	2021
	(in thousands)
Accounts receivable	$44,925	$48,050
Allowance for credit losses	(14,067)	(15,737)
Total	$30,858	$32,313

Changes in allowances for credit losses consisted of:

Allowance for
Accounts Receivable
(in thousands)
Balance at December 31, 2020	$(13,532)
Current period provision for expected credit losses	(2,794)
Foreign currency exchange adjustments	589
Balance at December 31, 2021	$(15,737)
Current period provision for expected credit losses	(150)
Foreign currency exchange adjustments	1,820
Balance at December 31, 2022	$(14,067)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2022	2021
	(in thousands)
Value-added tax receivable	602	3,916
Prepaid income taxes	1,763	2,712
Advances to suppliers	4,000	1,362
Prepaid expenses	1,445	248
Insurance recoveries	4,708	-
Other current assets	3,827	3,724
Total	$16,345	$11,962

7. INVENTORIES, NET

Inventories, net, are detailed as follows:

	December 31,
	2022	2021
	(in thousands)
Merchandise	$825	$777
Raw materials and consumable supplies	21,537	32,876
Finished Goods	4,856	5,024
Inventory reserves	-	(1,114)
Total	$27,218	$37,563

8. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2022	2021
	(in thousands)
Land	$23,988	$25,139
Buildings	55,542	60,384
Machinery and equipment	51,374	56,275
Assets in progress	8,458	5,417
Others	8,679	10,863
Total	148,041	158,078
Less accumulated depreciation	(47,514)	(48,602)
Total	$100,527	$109,476

Depreciation expense was $4,993, $3,926, and $3,639 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in cost of sales within the consolidated statements of operations and comprehensive (loss) income.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the establishment of reporting segments for each reporting period, the Company allocated goodwill between reporting units using a relative fair value allocation approach.

Goodwill on the balance sheet resulted from the acquisition of wholly owned subsidiaries, the Tria Group and Maymouna Food Group, in 2015 and the acquisitions completed in 2021. The Company performed the annual impairment assessment as of December 31, 2022 and December 31, 2021, which did not result in impairment losses.

In connection with the change in reportable segments beginning in the fourth quarter of 2021, the Company recasted its previously reported goodwill balances as of December 31, 2021 and 2020 on a relative fair value basis.

Changes in the carrying amount of goodwill allocated to its reporting units for the year ended December 31, 2022, and 2021 are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2020	$31,058	$7,641	$9,373	$48,072
Business combinations	5,607	-	-	5,607
Foreign currency exchange adjustments	(1,471)	(286)	(351)	(2,108)
Balance at December 31, 2021	$35,194	$7,355	$9,022	$51,571
Foreign currency exchange adjustments	(3,784)	(848)	(1,041)	(5,673)
Balance at December 31, 2022	$31,410	$6,507	$7,981	$45,898

Changes in the carrying amount of intangible assets for the year ended December 31, 2022, and 2021 are as follows:

	Trade	Customer	Other	Intangible
	names	relationships	intangibles	Assets
	(in thousands)
Balance at December 31, 2020	$-	$-	$363	$363
Acquisitions	1,057	2,213	645	3,915
Amortization	-	(64)	(47)	(111)
Foreign currency exchange adjustments	(46)	(108)	(38)	(192)
Balance at December 31, 2021	$1,011	$2,041	$923	$3,975
Acquisitions	-	-	262	262
Amortization	-	(90)	(53)	(143)
Foreign currency exchange adjustments	(84)	(155)	(132)	(371)
Balance at December 31, 2022	$927	$1,796	$1,000	$3,723

As of December 31, 2022, the weighted-average remaining amortization period for intangibles other than goodwill is 11 years and future intangible amortization is expected to total the following:

(in thousands)
2023	$226
2024	226
2025	226
2026	226
2027	226
Thereafter	1,666
Total amortization	$2,796

10. ACCRUED EXPENSES

Accrued expenses consist of:

	December 31,
	2022	2021
	(in thousands)
Consideration payable to selling stockholder	$8,200	$-
Accrued government taxes	5,517	8,647
Accrued interest	3,781	2,611
Accrued salaries and benefits	600	957
Accruals to social agencies	664	582
Other accrued expenses	212	265
Total	$18,974	$13,062

11. LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $48,000. Interest rates range from 5.6% to 7.5%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $148,000, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 1.4% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

12. LONG-TERM DEBT

The long-term debt of is presented as follows:

	December 31,
	2022	2021
	(in thousands)
Convertible bonds	$-	$500
Loans	12,344	17,019
Leases	2,901	7,455
Total outstanding debt	15,245	24,974
Less current portion	(5,417)	(10,845)
Total long-term debt	$9,828	$14,129

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums, if any, are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Convertible Bonds

On December 31, 2021, the Company authorized the issuance of convertible bonds of up to $40,000 with an annual interest rate of 6.00% through June 15, 2026. During the year ending December 31, 2022, Company issued $11,500 in aggregate principal amount of 6.00% convertible bonds (the “Convertible Bonds”). The Convertible Bonds bear cash interest at a rate of 6.00% payable annually on each 12-month anniversary of the date of issuance and on the final redemption date of June 15, 2026, unless earlier redeemed or converted in accordance with the terms of the Convertible Bonds. The Convertible Bonds are unsecured obligations of the Company and are not transferable without the consent of the Company.

The Convertible Bonds will be redeemable, in whole or in part at the Company’s option at any time, and from time to time at a cash redemption price equal to the principal amount of the Convertible Bonds to be redeemed, plus accrued and unpaid interest without premium or penalty.

Pursuant to the terms of the Convertible Bonds, upon consummation of the Business Combination, the Convertible Bonds were subject to mandatory conversion into ordinary shares of New Forafric at a conversion price of $9.45 per share. The ordinary shares were calculated by dividing the principal amount being converted, together with all accrued but unpaid interest thereon, but the conversion price of $9.45. The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications, and the like, and is also subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for, common stock at a price below the then-applicable conversion price (subject to certain exceptions).

Upon consummation of the Business Combination, all Convertible Bonds were converted into ordinary shares of the Company.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $14 to $104. Interest on the Term Loans range from 5.5%-7.5% per annum. The Term Loans mature at various dates ranging through 2034.

Lease Obligations

The Company owes $2,901 and $7,455 related to its leases as of December 31, 2022, and 2021, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 4 for additional information regarding the Company’s leases.

The scheduled maturities of outstanding debt as of December 31, 2022 are as follows:

(in thousands)
2023	$5,417
2024	3,280
2025	2,324
2026	1,904
2027	1,148
Thereafter	1,172
Total outstanding debt	$15,245

13. FORWARD SHARE PURCHASE AGREEMENTS

In 2022, the Company entered into separate FPAs with certain investors. The FPAs allow the investors to sell and transfer common stock held by the investors to the Company in exchange for cash. The price to be paid by the Company was $10.80 per share. As required by the FPAs, $16,200 of cash was placed into escrow upon closing of the Business Combination, to be used for the share purchases. If the FPAs were not exercised by the holders within their terms of three months post-Business Combination closing, the associated funds were to be released from escrow to the Company. We account for the FPAs as derivative liabilities, remeasured to fair value on a recurring basis, with changes in the fair value recorded to earnings.

On September 9, 2022, the Company settled the derivative liability associated with the Forward Share Purchase Agreements (“FPAs”) by repurchasing 1,179,722 ordinary shares at $10.80 on the settlement date. The fair value on the settlement date for the exercised FPAs was $0 and was equal to the intrinsic value of the put option on the settlement date (September 9, 2022). The intrinsic value was calculated using an exercise price of $10.80 per share and share price of $11.43 per share.

The derivative liability was remeasured to its intrinsic value at the date the underlying shares were repurchased or settled unexercised. Based on the above, $4,685 was recognized as a net gain within change in fair value of derivative liability on the consolidated statements of operations and comprehensive income (loss) in 2022. The net gain is comprised of a $402 loss recognized in the second quarter of 2022, and a $5,087 gain upon settlement on September 9, 2022.

The liability for the FPAs was valued using a Black-Scholes Option Pricing formula, except upon settlement in which the fair value was used, which is a Level 3 fair value measurement. The fair value of the FPAs is based on the current stock price and a weighted average of historical volatilities from select benchmark companies. The following table presents the quantitative information regarding Level 3 fair value measurements of the Forward Purchase Agreements as of the following dates:

	June 9, 2022	June 30, 2022
Stock Price	$9.47	$8.23
Exercise (Strike) Price	$10.80	$10.80
Time to Maturity (in years)	0.25	0.19
Annual Risk Free Rate	1.30%	1.70%
Volatility	122.00%	122.00%

The derivative liability is a Level 3 input.

14. CONTINGENT CONSIDERATION LIABILITY

In accordance with the terms of the Business Combination Agreement, the Company will pay to the Seller 20% of any cash proceeds received by Company before the five-year anniversary of the Closing resulting from the exercise of Company Warrants outstanding as of the Signing Date.

The contingent consideration liability is included in “Contingent consideration liability” on the consolidated balance sheet. Changes in the fair value of the liability are included in “Change in fair value of derivatives and contingent consideration” on the Consolidated Statements of Operations.

The Company utilized a probability weighted scenario-based model to determine the fair value of the contingent consideration. Based on this valuation model, the Company determined the fair value of the contingent consideration to be $1,308 as of the Closing date and $1,260 as of December 31, 2022. The assumptions used in the analysis are inherently subjective; therefore, the ultimate amount of the liability may differ materially from the current estimate.

The significant unobservable inputs used in the fair value measurement of the contingent consideration liability are measures of the estimated payouts over a five-year period based on internally generated financial projections on a probability-weighted basis and a discount rate which was in a range of 3.99% to 4.73% with a weighted average of 4.34% as of December 31, 2022. The contingent consideration liability is a Level 3 input.

The following table presents a summary of the changes in the fair value of the contingent consideration liability:

(in thousands)
June 9, 2022	$1,308
Change in fair value	(48)
December 31, 2022	$1,260

15. INCOME TAXES

The following table presents the components of the December 31, 2022, 2021 and 2020 provision for income taxes:

	December 31,
	2022	2021	2020
	(in thousands)
Current	$2,228	$2,104	$1,904
Deferred	(4,286)	(2,193)	(1,761)
Total income tax (benefit) expense	$(2,058)	$(89)	$143

The Company’s effective tax rate was 10% and 1% for the year ended December 31, 2022 and 2021, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on turnover and other specific revenue.

The current tax expense corresponds to the amounts paid or pending of payment in short-term to the Moroccan tax authorities for the period, according to the Law and Regulations of Morocco. The Company’s filed tax returns from the 2018 through 2022 tax years remain open for examination by the tax authorities under the normal statute of limitations

According to tax legislation in Morocco, companies are taxed on the difference between their trading income and expenditure. Business expenses incurred in the operation of the business are generally deductible unless specifically excluded. In December 2022, Morocco enacted Finance Law 2023 (“FL 23”). FL 23 introduced a phased reform of corporate income tax rates over a period of four years with the objective of converging towards unified tax rates applicable from 2026 onwards.

The unified target rates, effective as of January 2026 are as follows:

-	20% for companies with a net tax income lower than MAD 100 million,

-	35% for companies with a net tax income equal to or higher than MAD 100 million.

The current corporate income tax rates will progressively evolve pursuant to defined rates established in FL 23 annually from 2023 through 2026 to meet the above unified rates.

All the group’s entities in Morocco will be progressively subject to the 20% income tax rate.

MDS Mali is exempted from tax under the Law and Regulations of Mali. Companies in Burkina are subject to an income tax of 27.5%.

The following is a reconciliation of income tax expense computed at the Moroccan statutory tax rate to the income tax expense reported in the consolidated statements of operations:

	December 31,
	2022	2021	2020
	(in thousands)
Net loss	$(19,170)	$(7,784)	$(139)
Income tax expense for the period	(2,058)	(89)	143
Income (loss) before tax	(21,228)	(7,873)	4
Effective tax rate	10%	1%	3575%
Permanent differences not deductible (taxable) for tax purposes	(1,799)	(971)	(3,192)
Unrecognized tax losses	6,322	3,323	3,536
Other	-	-	(202)
Recalculated tax expense	$(6,581)	$(2,441)	$1
Statutory tax rate in Morocco	31%	31%	31%

The tax effects of temporary differences giving rise to deferred income tax assets (liabilities) were:

	December 31,
	2022	2021
	(in thousands)
Fixed assets and intangible assets	(10,292)	(16,580)
Loss carryforward	12,021	7,265
Receivables depreciation	-	429
Leases	(2,078)	(2,488)
Others	(29)	(82)
Less: valuation allowance	(12,021)	(7,265)
Deferred tax liabilities, net	$(12,399)	$(18,721)

During the years ended December 31, 2022, and 2021, the Company has $12,021 and $7,265, respectively, as net operating losses that begin to expire within four years.

In assessing the realizability of these deferred tax assets, management considers whether it is more-likely-than-not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. The Company considers the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies, and projected future taxable income in determining whether a valuation allowance is warranted. The Company maintained a valuation allowance for all losses to be carried forward indefinitely.

The Company maintained a valuation allowance of $12,021 in 2022, $7,265 in 2021 and $9,854 in 2020 against its net operating losses.

16. VARIABLE INTEREST ENTITIES AND ACQUISITIONS

Sanabil SA

Effective on October 7, 2021, the Company completed a share purchase acquisition of Moulins Sanabil SA (“Sanabil SA”). By way of the acquisition, the Company acquired a 60% stake in a wheat milling business in the region of Meknes, Morocco.

Pursuant to the terms of the agreement, the purchase price of the acquisition was $332, fully paid in cash.

The following table represents the final allocation of the purchase consideration among assets acquired and liabilities assumed at their estimated acquisition date fair values:

September 30,
2021
Consideration paid:
Cash	$332
Assumed debt	6,548
Noncontrolling interest	221
Total consideration paid	$7,101

Net assets acquired:
Current assets	$4,665
Current liabilities	(4,416)
Property, plant and equipment	5,413
Tradename	323
Customer relationship	453
Total net assets acquired	6,438
Goodwill	663
Total consideration paid	$7,101

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired customer relationships intangible assets. The method used for the acquired trade name intangible assets was the Relief from Royalty Method. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company’s estimates of customer attrition and revenue growth projections. The Company is amortizing the identifiable intangible assets arising from the Sanabil SA acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 20 years (see Note 8). Goodwill represents Sanabil SA’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

The Company incurred no material transaction costs for the acquisition of Sanabil SA.

The carrying amount of Sanabil SA’s assets and liabilities included in the consolidated financial statements are as follows on December 31, 2022, and 2021:

	December 31,
	2022	2021
	(in thousands)
Cash and cash equivalents	$1,739	$2,670
Accounts receivable	1,001	1,944
Inventory	2,490	936
Other current assets	6,048	3,950
Property, plant, and equipment	4,411	5,233
Intangible assets	652	777
Goodwill	573	636
Total assets	$16,914	$16,146
Accounts payable	$4,170	$3,896
Other liabilities	5,674	6,807
Long-term debt	1,060	1,061
Total liabilities	$10,904	$11,764

The operating results of Sanabil SA included in the consolidated financial statements are as follows:

	December 31,
	2022	2021
	(in thousands)
Revenues	$22,765	$4,840
Net income	$426	$179

Pro Forma information

The following unaudited pro forma information presents the impact of the results of operations of Sanabil SA on the Company revenue and net income for the year ended December 31, 2021, and 2020 as if the Sanabil SA acquisition had been completed on January 1, 2020, with adjustments to give effect to pro forma events that are directly attributable to the Sanabil SA acquisition.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and Sanabil SA. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the Sanabil SA acquisition occurred at January 1, 2020, nor are they intended to represent or be indicative of impact on future results of operations:

	December 31,
	2021	2020
	(in thousands)
Revenues	$20,028	$21,915
Net loss	$(458)	$(522)

MDS Burkina

Effective on July 30, 2021, the Company completed a share purchase acquisition of MDS Burkina. By way of the acquisition, the Company acquired a 78.21% stake in a wheat milling business in Burkina.

Pursuant to the terms of the agreement, the Company will provide financial investments to MDS Burkina in the form of a cash consideration for a total amount of $6,153 fully paid in cash as of December 31, 2022. The amount invested will be used first to recapitalize the company and finance working capital.

The Company thus agreed to fund MDS Burkina for operational cash flow needs and bear the risk of its losses from operations and MDA Burkina agrees that the Company has rights to 78.21% of MDS Burkina’s net profits, if any.

The following table represents the preliminary allocation of the purchase consideration among assets acquired and liabilities assumed at their estimated acquisition date fair values:

Consideration paid:
Cash	$6,153
Assumed debt	7,348
Noncontrolling interest	1,714
Total consideration paid	$15,215

Net assets acquired:
Current assets	$4,559
Current liabilities	(1,144)
Property, plant and equipment	9,970
Total net assets acquired	13,385
Goodwill	1,830
Total consideration paid	$15,215

Goodwill represents MDS Burkina’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

The Company incurred no material transaction costs for the acquisition of MDS Burkina.

The carrying amount of MDS Burkina’s assets and liabilities included in the consolidated financial statements are as follows on December 31, 2022, and 2021:

	December 31,
	2022	2021
	(in thousands)
Cash	$192	$170
Accounts receivable	-	189
Inventory	163	1,038
Other current assets	51	2,126
Property, plant, and equipment	8,793	9,449
Goodwill	1,642	1,744
Total assets	$10,841	$14,716
Accounts payable	$172	$476
Other current liabilities	3,190	507
Long-term debt	1,714	6,621
Total liabilities	$5,076	$7,604

The operating results of MDA Burkina included in the consolidated financial statements are as follows:

	December 31,
	2022	2021
	(in thousands)
Revenues	$2,678	$-
Net loss	$(906)	$(398)

Pro Forma information

The following unaudited pro forma information presents the impact of the results of operations of MDS Burkina on the Company revenue and net income for the year ended December 31, 2021, and 2020 as if the MDS Burkina acquisition had been completed on January 1, 2020, with adjustments to give effect to pro forma events that are directly attributable to the MDS Burkina acquisition.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and MDS Burkina. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the MDS Burkina acquisition occurred at January 1, 2020, nor are they intended to represent or be indicative of impact on future results of operations:

	December 31,
	2021	2020
	(in thousands)
Revenues	$520	$272
Net loss	$(817)	$(1,001)

MDS Mali

Effective on April 30, 2021, the Company completed a share purchase acquisition of MDS Mali. By way of the acquisition, the Company acquired a 70.35% stake in a wheat milling business in Mali.

Pursuant to the terms of the agreement, the Company will provide financial investments to MDS Mali in the form of a cash consideration for a total amount of $9,579 fully paid in cash as of December 31, 2022. The amount invested will be used first to recapitalize the company and finance working capital.

The following table represents the final allocation of the purchase consideration among assets acquired and liabilities assumed at their estimated acquisition date fair values:

Consideration paid:
Cash	$9,579
Assumed debt	9,723
Noncontrolling interest	4,037
Total consideration paid	$23,339

Net assets acquired:
Current assets	$16,715
Current liabilities	(7,293)
Property, plant and equipment	8,289
Tradename	734
Customer relationship	1,760
Other intangible assets	20
Total net assets acquired	20,225
Goodwill	3,114
Total consideration paid	$23,339

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired customer relationships intangible assets. The method used for the acquired trade name intangible assets was the Relief from Royalty Method. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company’s estimates of customer attrition and revenue growth projections.

The Company is amortizing the identifiable intangible assets arising from the MDS Mali acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 20 years (see Note 8).

Goodwill represents MDS Mali’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

The Company incurred no material transaction costs for the acquisition of MDS Mali.

The carrying amount of MDS Mali’s assets and liabilities included in the consolidated financial statements are as follows on December 31, 2022, and 2021:

	December 31,
	2022	2021
	(in thousands)
Cash	$556	$1,011
Accounts receivable	598	1,790
Inventory	1,306	3,132
Other current assets	3	7,571
Property, plant, and equipment	6,732	7,320
Intangible assets	2,072	2,287
Goodwill	2,749	2,919
Total assets	$14,016	$26,030
Accounts payable	$358	$4,493
Other current liabilities	1,456	1,017
Long-term debt	3,531	7,121
Total liabilities	$5,345	$12,631

The operating results of MDA Mali included in the consolidated financial statements are as follows:

	December 31,
	2022	2021
	(in thousands)
Revenues	$24,061	$15,353
Net income	$271	$656

Pro Forma information

The following unaudited pro forma information presents the impact of the results of operations of MDS Mali on the Company revenue and net income for the year ended December 31, 2021, and 2020 as if the MDS Mali acquisition had been completed on January 1, 2020, with adjustments to give effect to pro forma events that are directly attributable to the MDS Mali acquisition.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and MDS Mali. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the MDS Mali acquisition occurred at January 1, 2020, nor are they intended to represent or be indicative of impact on future results of operations:

	December 31,
	2021	2020
	(in thousands)
Revenues	$19,348	$11,008
Net income (loss)	$831	$(19)

Trigola

Effective on November 5, 2020, pursuant to an investment and shareholders agreement dated November 5, 2020, the Company entered into an agreement with Trigola, an entity incorporated in the Republic of Angola and owned by the Parent for a majority for a share in Trigola’s equity of 75%. Pursuant to the terms of the agreement, the Company will provide financial investments for the construction, commissioning and operation of a new industrial facility for the processing of wheat and the production of wheat flour, management services and other services on an exclusive basis in relation to Trigola’s business. The Company agrees to fund Trigola for operational cash flow needs and bear the risk of Trigola’s losses from operations and Trigola agreed that the Company has rights to 75% of Trigola’s net profits, if any.

The carrying amount of the Trigola’s assets and liabilities included in the consolidated financial statements are as on December 31, 2022, and 2021:

	December 31,
	2022	2021
	(in thousands)
Cash	$1,943	$98
Other current assets	162	400
Property, plant, and equipment	5,391	4,124
Total assets	$7,496	$4,622
Accounts payable	$7,496	$4,122
Other current liabilities	28	161
Total liabilities	$7,524	$4,283

The operating results of Trigola included in the consolidated financial statements are as follows for the year ended December 31, 2022, and 2021:

	December 31,
	2022	2021
	(in thousands)
Revenues	$-	$953
Net loss	$(378)	$(47)

On September 30, 2021, the Company acquired 37.10% of the capital stock of GMT Niger headquartered in Niger, which is a non-operational wheat milling facility. The Company has accounted for this investment as an equity method investment. GMT Niger was non-operational for the year ended December 31, 2022, and 2021, as such, no gain or loss representing the Company’s portion of ownership was recorded.

17. STOCKHOLDERS’ EQUITY

Capital stock

Preferred Shares - The Company is authorized to issue 1,000,000 Preferred Shares with a par value of $0.001 per share. The authorized Preferred Shares will be available for issuance by the Board upon the passing of an ordinary resolution of the holders of the ordinary shares. The ordinary resolutions of the stockholders of New Forafric will stipulate the powers, preferences and relative, participating, optional and other rights or special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as well as any restrictions, of the class of preferred shares as a whole, which has not yet been determined.

Ordinary Shares - The Company is authorized to issue 100,000,000 Ordinary Shares with a par value of $0.001 per share. As of December 31, 2022, a total of 26,879,102 ordinary shares were issued and outstanding. In the event of the liquidation of New Forafric, after satisfaction of liabilities to creditors, the assets of New Forafric will be distributed to the holders of the ordinary shares in New Forafric in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares may be subject to those of the holders of any preferred shares New Forafric may issue in the future.

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $0.001 per share. As of December 31, 2022, the Company had 29,999,990 Class Z Ordinary Shares issued and outstanding. In the event of the liquidation of New Forafric, after satisfaction of liabilities to creditors, the assets of New Forafric will be distributed to the holders of all classes of issued shares in New Forafric pari passu in proportion to their respective shareholdings. Prior to the allotment and issue of any ordinary shares, the holder of Class Z non-redeemable and non-convertible ordinary shares shall be entitled to the surplus assets of New Forafric that are available for distribution. Following the allotment and issue of any ordinary shares, the holder of Class Z non-redeemable and non-convertible ordinary shares shall only be entitled, on a pro rata basis and pari passu with the holders of all other shares in new Forafric, only the paid-up capital on the Class Z non-redeemable and non-convertible ordinary shares and shall not be entitled to any surplus assets of New Forafric available for distribution. The holders of Class Z non-redeemable and non-convertible ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class Z non-redeemable and non-convertible ordinary shares. The rights, preferences and privileges of holders of the Class Z non-redeemable and non-convertible ordinary shares may be subject to those of the holders of any Preferred Shares New Forafric may issue in the future.

Warrants

Public Warrants - At December 31, 2022, there were 11,461,220 public warrants outstanding. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

-	at any time while the warrants are exercisable;

-	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

-	if, and only if, the reported last sale price of the Ordinary Share equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

-	if, and only if, there is a current registration statement in effect with respect to the Ordinary Share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

Private Warrants - At December 31, 2022, there were 4,289,722 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder shall be entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. As of December 31, 2022, there have been no Earnout Shares issued.

The Earnout have been deemed financial instruments to be issued upon the occurrence of contingent earn out provisions. The Earnout Shares are accounted for under ASC Topic 815-40, “Derivatives and Hedging”, pursuant to which the Earnout Shares are considered to be indexed to the Company’s own stock and therefore will be classified as equity instruments.

18. EQUITY INCENTIVE PLAN

In connection with the Business Combination, the Stockholders of the Company considered and approved the Forafric 2022 Long Term Employee Share Incentive Plan (the “Equity Incentive Plan”) which provides for the grant of awards, consisting of nominal cost options or phantom options to employees, directors and consultants of the Company or any of its subsidiaries. The maximum number of shares which may be the subject of awards under the Equity Incentive Plan may not exceed 10% of the issued share capital of the Company from time to time and the maximum number of shares reserved and available for issuance shall not exceed 2,645,684. No award can be exercised after the tenth anniversary of the date of grant. With the exception of certain special circumstances, an award can only be exercised while the award holder is employed or engaged by the Company or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant. As of December 31, 2022, no awards have been issued in regard to the 2022 Equity Incentive Plan.

19. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the number of weighted average ordinary shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 26,604,710 and 20,555,595 and 619,485 for the years ended December 31, 2022, 2021and 2020, respectively. Because there was no activity to cause dilution in the weighted average ordinary shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

20. COMMITMENTS AND CONTINGENCIES

Since February 2022, the quantity of soft wheat available on the international market has decreased by 35% due to the ongoing war in Ukraine, causing the price of raw materials to increase. Despite this situation, we have not had any shortages on raw materials, and do not project to have any issues fulfilling future orders. We have no firm and irrevocable commitments that will be affected by the war in Ukraine, and we will continue to assess the impact the war may have on our business.

The Company entered into a five-year supply agreement with Millcorp, pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp. The agreement expired on March 31, 2023 and was subsequently amended to extend an additional three years through March 31, 2026. Millcorp is currently providing 100% of the Company’s imported grain needs. The purchases incurred were $207,188, $141,565, and $112,528 as of December 31, 2022, 2021 and 2020, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $25,464 as of December 31, 2022.

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements at December 31, 2022.

For the year ended December 31, 2022, we incurred expenses and losses of $4,708 related to damages caused by the non-conforming quality of imported wheat. Our insurance policies provide coverage and reimbursement for expenses and costs that have been incurred relating to the damages and losses suffered. We are currently working closely with our claims adjusters to ascertain the amount of insurance recoveries due to us. Independent experts have confirmed the damages for the Company in presence of the insurance company. As the Company deems it probable that the proceeds will be recovered, the amounts due to us are recorded as “Insurance recoveries” within current assets– Refer to the note 6, Prepaid expenses and other current assets.

21. SEGMENT INFORMATION

The Company manages operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. The Company has designated reportable segments based on how management views its business. The Company does not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented. The reportable segments, as presented below, are consistent with the way the Company reports its results to the chief operating decision maker (“CODM”).

The principal products that comprise each segment are as follows:

Soft Wheat – The Soft Wheat segment includes the production and sale of soft wheat yielding flour that is used to make desserts and sauces.

Durum Wheat - The Durum Wheat segment includes the production and sale of hard wheat yielding flour that is used to make pasta.

Couscous and Pasta – The Couscous and Pasta segment includes the secondary processing of products including couscous and pasta sold to end customers.

The Company evaluates the performance of its segments based on sales and operating income. Operating income is defined as gross profit less sales & marketing costs, direct selling, general, and administrative expenses, and other operating expenses. The amounts in the following tables are obtained from reports used by senior management and do not include income taxes. Other expenses not allocated include unallocated corporate expenses (other operating expenses).

Financial information relating to the Company’s reportable segments is as follows:

	December 31,
	2022	2021	2020
Sales to external customers:	(in thousands)
Soft Wheat	$216,659	$177,175	$129,096
Durum Wheat	45,286	54,737	37,571
Couscous & Pasta	27,827	29,767	29,929
Total	$289,772	$261,679	$196,596
Direct operating (loss) income:
Soft Wheat	$6,352	$1,114	$5,667
Durum Wheat	(5,255)	566	1,333
Couscous & Pasta	(2,519)	1,706	2,891
Operating (loss) income	$(1,422)	$3,386	$9,891

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 10.9% (8.3% in Mali, 0.9% in Burkina and 1.7% in other countries) and 9.5% of total consolidated net sales from continuing operations for the years ended December 31, 2022, and 2021, respectively. Net sales are determined based on the customer destination where the products are shipped.

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	December 31,
	2022	2021
	(in thousands)
Morocco	$79,125	$88,479
Burkina	8,793	9,449
Mali	6,732	7,320
Angola	5,391	4,124
Other	486	104
Total	$100,527	$109,476

22. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties.

In 2015, the Company entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary, with a lease term through 2024. A significant shareholder of the Company owns 100% of the company that owns the building. Total rent is approximately $420 per year.

Millcorp provides 100% of the imported grain to the Company. The purchases incurred were $207,188, $141,565, and $112,528 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s amounts due from related parties were $2,366 and $2,493 as of December 31, 2022, and 2021, respectively.

The Company’s amounts due to related parties were $1,801 and $1,234 as of December 31, 2022, and 2021, respectively.

As of December 31, 2021, the Company had an interest-free loan with no maturity date to a related party in the amount of $15,269. This loan has been converted into the Company’s shares as a result of the Business Combination at the Closing Date.

The Company has not entered into any significant transactions with other related parties.

23. SUBSEQUENT EVENTS

In preparing the consolidated financial statements through the December 31, 2022, the Company has evaluated subsequent events for recognition and disclosure through May 1, 2023, the date that these consolidated financial statements and accompanying notes were available for issuance.

In April 2023, the Company extended its borrowing capacity and increased the amounts available under its current financial lines of credit by $17,000.

