Form 20-F
period 2023-12-31
Forafric Global PLC
filed 2024-04-30
CIK 1903870

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 26,879,202 ordinary shares.

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

“FAHL Bonds” means the convertible bonds in an amount of $12 million issued by FAHL to third-party holders, pursuant to which the outstanding principal of the convertible bonds and accrued interest, concurrently with the consummation of the PIPE Investment and the Business Combination, converted to Ordinary Shares of the Company at the rate of $9.45 per share.

ii

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

iii

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

iv

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2023, 2022 and 2021.

Our equity is funded in U.S. dollars and we currently incur the majority of revenues and expenses in Moroccan Dirhams. Moroccan Dirhams is currently pegged to the U.S. dollar and Euros;

v

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

●	Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

●	A certain number of our Warrants will become exercisable for our Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

●	There is no guarantee that the Warrants will be in the money, and they may expire worthless.

●	A market for our Ordinary Shares may not develop, which would adversely affect the liquidity and price of our Ordinary Shares.

●	The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

●	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

●	We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

●	We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We qualify as a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we may rely on, exemptions from certain corporate governance requirements.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of Gibraltar, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

●	Severe adverse weather conditions, such as hurricanes or severe storms, or the effects of global warming, may also result in extensive property damage, extended business interruption, personal injuries and other loss and damage to us.

●	Our business is subject to fluctuations in agricultural commodity and other raw material prices, transportation costs, energy prices, interest rates and foreign currency exchange rates, in each case caused by factors outside of our control that could adversely affect our operating results.

●	Our business is dependent upon our ability to obtain quality raw materials.

●	We are dependent on a related party supplier from which we obtain substantially all of our raw material.

●	Our Business may be adversely affected by disruptions in its distribution and logistical systems.

●	Our Business is vulnerable to the effects of supply and demand imbalances in our industries.

●	We are subject to global and regional economic downturns and related risks.

●	The continuation of the war between Russia and Ukraine could led to raw material shortages or increases in raw material costs that could have a material adverse effect upon our business.

●	We are subject to currency exchange rate fluctuations which may have an adverse effect on our business.

●	We are subject to economic, political and other risks of doing business globally and in emerging markets.

●	A natural disaster, economic depression or other adverse events affecting Morocco where most our facilities and customers are located facilities could adversely affect our business.

●	We are dependent upon a small group of key executives and employees - If we fail to retain and motivate members of our management team and other key employees or fail to attract, train and retain additional employees to support our operations, our business and future growth prospects would be harmed.

●	We are subject to industry and other risks that could adversely affect our reputation and financial results.

●	We may be subject to significant liability that is not covered by insurance.

●	Our risk management strategies may not be effective.

●	We may not realize the anticipated benefits of acquisitions or joint ventures.

●	Agricultural commodity production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports.

●	Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

●	Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

●	We face significant competition in each of our businesses and we have numerous competitors, some of which are larger and have greater financial resources than we have.

●	Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.

●	We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and expand our business.

●	You will have limited ability to bring an action against us against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Gibraltar, because we conduct our operations primarily outside of the United States and because a majority of our directors and officers reside outside the United States.

●	Risks relating to our disclosure controls and procedures and internal financial reporting controls.

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

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and diagnostics technology candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

Warrants to purchase up to 15,789,722 Ordinary Shares became exercisable in 2022 in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of the Warrants is $11.50 per Ordinary Share, subject to adjustment pursuant to the terms of the Warrant Agreement. As of December 31, 2023, we had a total of 15,750,842 warrants outstanding. To the extent such Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Ordinary Shares.

There is no guarantee that the Warrants will be in the money, and they may expire worthless.

Pursuant to the terms of the Warrant Agreement, the Warrants will expire five years from the consummation of our business combination, or June 2027. The exercise price of our Warrants is $11.50 per Ordinary Share. Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $181 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless.

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

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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

As a result of the completion of the Business Combination, Seller controls a majority of the voting power (approximately 69.3%) of the outstanding Ordinary Shares. The ultimate beneficial owner of Seller is Lighthouse Corporation PTC, as trustee of the Lighthouse Settlement, the sole shareholder of Seller. The Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. The trustee, Lighthouse Corporation PTC Limited, controls the affairs of the trust.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results.

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

Risks Related to Data Security and Intellectual Property

Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.

Our business relies upon information technology systems operated by us and by our third-party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, or be damaged by computer viruses and unauthorized access. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. While we are currently in the process of developing and implementing policies and procedures to ensure the security and integrity of our information technology systems and confidential and proprietary information, we do not currently have any written policies and procedures in place. If we fail to maintain adequate policies and procedures for the protection of our information technology systems and confidential and proprietary information, we may be vulnerable to security breaches or disruptions and system breakdowns or other damage or interruptions.

We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. We have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. Such IT system failures, cybersecurity attacks or vulnerabilities to our or our third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and our competitive position could be harmed and the further development and commercialization of our products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Furthermore, significant security breaches or disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us.

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

The following diagram illustrates our corporate structure as of the date of this annual report:

On July 26, 2023, we acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”),a soft wheat milling company with primary operations in Marrakesh, for cash consideration and noncontrolling interest in the amount of approximately $56 thousand and the assumption of SIMS' outstanding debts in the amount of approximately $5.3 million.

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

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

Industry Overview

We operate primarily in the large and growing African food market, providing base products such as flour, semolina pasta and couscous, which are staple products for most consumers in this and other developing markets. We foresee continued market growth with the projected demographical increase and urbanization in the region. The African population was approximately 1.3 billion in 2020 and, according to the Organisation for Economic Co-operation and Development (OECD), will reach approximately 2.5 billion by 2050. Urbanization in Africa is projected to reach 1.5 billion by 2050, adding 950 million people since 2015. 36% of the world’s undernourished population is in Africa. This projected increase in urbanization is expected to lead to increased demand for more processed products.

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

Most of our assets are based in Morocco. The total wheat production for Morocco for the 2022-2023 season was 5.25 million of metric tons (MT) of wheat and 0.8 million of MT of durum. The total consumption of wheat-based product per person in Morocco is the second highest in the world, with 200kg per person per year. This is 3 times the average consumption per person per year of the rest of the world, as bread remains a staple of both the Moroccan diet and of Moroccan culture. The population of Morocco is projected to grow from approximately 38 million in 2024 to 46 million by 2050.

Our Strengths

Leader in the Moroccan market

We are a leader in the Moroccan market in respect of the wheat milling business, with a milling capacity of 3,000 tons per day (Vs 2.200 in 2022). This position enables us to have better access to raw materials, to improve its productivity and to benefit from the power of our two main brands, Maymouna and Tria (See Our Brands and Products).

Raw materials are the key to profitability in our industry. Raw material accounts for up to 90% of total cost. With a total volume of 725,000 tons per year, the group has great bargaining power, ahead of many international providers of wheat, and has, accordingly, had access to excellent conditions of purchasing.

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

Near-term and long-term Opportunities

Near-term opportunities

The Moroccan flour sector is changing. Though in the 1960s Morocco was largely self-sufficient, producing more than 80% of the wheat for domestic consumption, only 60% of the total domestic demand for wheat was met by the end the 20th century. Despite the introduction of improved wheat varieties and significant increases in yields, yield levels remain below both the global average of over 3 metric tons per Hectare (t/ha) and the African average of 2.3 t/ha. Consequently, Morocco continued to import large volumes, making wheat the most important (in both volume and value terms) of all agricultural imports. Governmental efforts to support yield growth are expected to continue, including the use of new technologies for better seed-delivery and to increase crop yield. The transformation of the sector will create immediate opportunities to grow and gain market share. As the leader on this market, we expect to benefit from this transformation. With abundant rains, wheat production in Morocco is expected to triple to 7.54 million tons, according to a recent Global Agricultural Information Network report from the US Department of Agriculture and the Company is expected to benefit from this increase.

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

Our Business Model

We have established itself as a leading wheat milling player in Morocco. With the recent acquisition of SIMS, we now own eight milling plants across Morocco (six of which are dedicated to common wheat and two are dedicated to durum wheat) with total processing capacity of 3,000 tons per day and a total milling capacity of 900,000 tons per year. We also have 1 secondary processing unit, 2 logistics platforms, and 300,000 tons of grain storage facilities in Morocco. We are also the owner of PRODELA, an animal feed processing company in Morocco, which was established in 1991 to commercialize the bran created by the mills.

Our products are exported to 45 countries. Our primary activities include the production and sale of a variety of wheat flours, Semolina and Pasta and Couscous in Morocco and outside Morocco. Our two main brands in Morocco are MAYMOUNA and TRIA (see Our Brands and Products).

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

MayMouna offers a diversified range of products segmented into two categories: soft wheat products and durum wheat products. In order to meet market demands, the products intended for the traditional consumer market (i.e., wholesalers, groceries), are sold in polypropylene packaging for the modern retail and in kraft paper for mass distribution. The industry, on the other hand, is delivered in bulk by tanker.

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

FERANE : Flour

AL BAROUK : Flour

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

Significant Events and Transactions

Due to our strong crushing volume in 2023, we have emerged as the leading wheat milling player in Morocco through the acquisition and consolidation of well-known businesses Forafric (MayMouna) and the Tria Group. Forafric (MayMouna) was created in 1943 with focus on imports, repositioning its core activity on milling in the 2000s and recently developing its branding strategy to becoming a leading wheat flour brand in Morocco. Forafric (MayMouna) was acquired by us in April 2015. The Tria group was created in 1949 under the name Minoterie Biscuiterie d’Anfa, with focus on milling activity, and was acquired by us in January 2016.

Company	2023 Crushing	Market Share
IZDA*	703,926	13.49%
Forafric	600,633	11.51%
Gromic	505,655	9.69%
Zine Cereales	394,822	7.57%
Fandy	371,933	7.13%
Casa Grains	283,009	5.42%
Others	2,358,431	45.19%
Total	5,218,409	100.00%

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

In October 2021, we acquired a majority stake in Moulin Sanabil based in Meknes Morocco. The strategy of the group in Morocco is to expand its capacity to reach 20% of market share and to expand geographically to reach all important customers in Morocco. Meknes is based in the center region of Morocco where we did not have mills. This opportunity enables the group to enter into this region with a huge capacity to expand. This region is also the main producer of wheat in Morocco so thanks to this new acquisition, the whole group will benefit from good conditions on the acquisition of local wheat produced in this region. In October 2023, we increased our stake in Sanibil to 80% of the shares after a capital increase.

In July 2023, we acquired a majority stake in Société Industrielle des Moulins du Sud based in Marrakech. This acquisition enabled the group to expand its market share in Morocco to reach the target of 20%. With this acquisition, the group is leader in the Marrakech Region.

In 2023, the price of raw materials decreased significantly but has remained higher than the normative level of the years 2018-2021.

Key Factors Affecting Operating Results

Government Regulation

We are subject to a variety of laws in each of the countries in which we operate which govern various aspects of our business, including the processing, handling, storage, transport and sale of our products; risk management activities; land-use and ownership of land, including laws regulating the acquisition or leasing of rural properties by certain entities and individuals; and environmental, health and safety matters. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from governmental agencies and our facilities are subject to periodic inspection by governmental agencies. In addition, we are subject to other laws and government policies affecting the food and agriculture industries, including food and feed safety, nutritional and labeling requirements and food security policies. In particular, the National Office for Food Safety in Morocco ONSSA requires various certifications for the export of products to Morocco. ONSSA certifications have been obtained for the following subsidiaries of the Company: Forafric SA; Finalog; Maymouna GrainLes Grands Moulins de Tensift; Les Grandes Semouleries de Casablanca; Les Grandes Semouleries de Safi; Tria Group; and Arzak.

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

Additionally, our business could be affected in the future by regulation or taxation of greenhouse gas emissions, or policies related to national emission reduction plans. It is difficult to assess the potential impact of any resulting regulation of greenhouse gas emissions. Potential consequences could include increased energy, transportation and raw material costs, and we may be required to make additional investments to modify our facilities, equipment and processes. Climate change could also lead to stronger production variability than today which could result in price volatility. Climate change could cause temperature increases and rainfall changes that could lead to lower yields in Morocco and other semi-arid Mediterranean countries in the future. In response to such concerns, the effects of additional climate change regulatory initiatives could have adverse impacts on our business and results of operations. Compliance with environmental laws and regulations did not materially affect our earnings or competitive position in 2023.

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

Seasonality

There is a degree of seasonality in the growing season and procurement of our principal raw materials. Further, in the Moroccan market where the bulk of our business originates and where we operate four flour mills, soft wheat cannot be freely imported during the calendar year. All our soft wheat must be imported before end of April and from beginning of September or October depending on the harvests of local wheat in Morocco. This is designed to protect local Moroccan producers of wheat by enabling them to sell their production on the local market. Accordingly, the third fiscal quarters of the year have generally been our weakest in terms of financial results.

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

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plant and equipment

As of December 31, 2023, the Company owns and leases 12 refining, packing and milling facilities throughout the world with an aggregate production capacity of 3,750 metric tons per day, including eight milling plants in Morocco with an aggregate capacity of 3,000 metric tons per day. We also have two storage facilities in Morocco with an aggregate storage capacity of 250,000 metric tons.

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

This annual report includes consolidated financial statements for the years ended December 31, 2023, 2022, and 2021. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the year ended December 31, 2021 has been omitted from this annual report, but may be found in “Management’s Discussion And Analysis of Financial Condition and Results of Operations of FAHL” in our registration statement on Form S-4 filed with the SEC on May 6, 2022.

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

The Company has not purchased, and has no contracts to purchase raw materials from either Ukraine or Russia in 2023. The Company has also in recent years diversified its sources of supply, and purchases most of its raw materials from European countries, as well as Argentina and Brazil. The Company believes that as a result, it will have adequate sources of supply of raw materials for the 2024 calendar year.

Because the Company does not currently have any business operations in Russia and is not purchasing raw materials from suppliers in Russia in 2023, the sanctions regime imposed upon Russia does not currently directly impact the Company’s business.

Key Components of Results of Operations

Net sales, cost of sales and gross profit figures are calculated with the following method:

Net sales: Total consolidated sales;

Cost of sales: includes cost of raw materials, cost of freight, depreciation expense, cost of foreign exchange and cost of improvements used in the production; and

Gross profit: the difference between net sales and cost of goods sold.

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

Industrial cost is the second main component of our result of operation. The industrial cost includes human resources, cost of equipment, maintenance, power consumption and financial cost as main components. We launched a huge restructuring plan in 2018 to reduce our industrial cost with success. We successfully reduced the industrial cost by 50% over the last four years.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating Results

	For the Years Ended December 31,
In thousands of USD	2023	2022	$ Change
Revenues	$305,476	$289,772	$15,704
Cost of sales	274,878	260,399	14,479
Gross profit	30,598	29,373	1,225
Operating expenses:
Selling, general and administrative expenses	29,465	30,795	(1,330)
Total operating expenses	29,465	30,795	(1,330)
Operating income (loss)	1,133	(1,422)	2,555
Other expense (income):
Interest income	(37)	(34)	(3)
Interest expense	14,016	12,513	1,503
Change in fair value of derivatives and contingent consideration	(25)	(4,733)	4,708
Foreign exchange (gain) loss	(207)	10,369	(10,576)
Other non-operating expenses	-	1,691	(1,691)
Total other expense	13,747	19,806	(6,059)
Loss before income taxes	(12,614)	(21,228)	8,614
Income tax (benefit) expense	(106)	(2,058)	1,952
Net loss	$(12,508)	$(19,170)	$(6,662)

Revenues

For the year ended December 31, 2023, net revenues totaled $305.5 million, increasing $15.7 million or 5.4% year over year. The increase in revenues when compared year over year is a direct result of an increase in sales volume.

Cost of Sales

For the year ended December 31, 2023, cost of sales totaled $274.9 million, increasing $14.5 million or 5.6% year over year. The increase in cost of sales when compared year over year is a direct result of the increase in crushed volume and higher cost of freight on raw material.

As a result, gross profits increased by $1.2 million or 4.2% when compared year over year.

Selling, General and Administrative Expenses

For the year ended December 31, 2023, selling, general and administrative expenses totaled $29.5 million, decreasing $1.3 million or 4.3% year over year. The decrease in selling, general and administrative expenses is primarily attributable to expenses activity with decrease of compensation cost and lease cost.

Other Expense (Income)

For the year ended December 31, 2023, other expense (income) totaled $13.7 million, decreasing $6.0 million or 30.6% year over year. The decrease in other expense is primarily attributable to decrease in foreign exchange (gain) loss.

Segments

The following table presents revenue and operating income (loss) by segment for the year ended December 31, 2023 and 2022:

	For the Years Ended December 31,
In thousands of USD	2023	2022	$ Change
Sales to external customers:
Soft wheat	$218,761	$213,775	$4,986
Durum wheat	51,755	44,447	7,308
Couscous and pasta	31,410	27,159	4,251
All other	3,550	4,391	(841)
Total	$305,476	$289,772	$15,704
Direct operating income (loss):
Soft wheat	$2,288	$8,957	$(6,669)
Durum wheat	327	(4,508)	4,835
Couscous and pasta	1,666	(1,924)	3,590
All other	(3,148)	(3,947)	799
Operating income (loss)	$1,133	$(1,422)	$2,555

For the year ended December 31, 2023, net revenues of soft wheat totaled $218.8 million, increasing 2.3% from $213.8 million during the comparable period in 2022. The increase was primarily attributable to an increase in volume of sales coupled with capacity extension in two Moroccan regions and the acquisition of SIMS during 2023.

For the year ended December 31, 2023, net sales of durum wheat totaled $51.8 million, increasing 16.4% from $44.4 million during the comparable period in 2022. The increase was primarily attributable to an increase in volume during fiscal 2023.

For the year ended December 31, 2023, net sales of couscous and pasta totaled $31.4 million, increasing 15.7% from $27.2 million during the comparable period in 2022.

Liquidity and Capital Resources

Working Capital and Working Capital Facilities – Working capital deficits were $132.0 million and $94.6 million as of December 31, 2023 and December 31, 2022, respectively.

The Company had available to it revolving working capital credit lines in the amount of $50.0 million and $48.0 million as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, the Company had borrowed $48.5 million and had unused availability of $1.5 million under such credit lines. As of December 31, 2022, the Company had borrowed $47.4 million and had unused availability of $0.6 million under such credit lines. The Company has also entered into credit agreements for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $142.0 million as of December 31, 2023 and $148.0 million as of December 31, 2022. The Wheat Credit Facilities are secured by inventory. The Wheat Credit Facilities must be renewed on a semi-annual basis. As of December 31, 2023, the Company had borrowed $126.5 million under the Wheat Credit Facilities, with unused availability of approximately $15.5 million. As of December 31, 2022, the Company had borrowed $137.0 million under the Wheat Credit Facilities, with unused availability of approximately $11.0 million.

Pursuant to the Business Combination Agreement, the Company’s Related Party Loans converted into Ordinary Shares upon consummation of the Business Combination. As of December 31, 2023, the Company has, in addition to its obligations under the working capital credit lines and the Wheat Credit Facilities, $4.5 million in lease obligations. The Company believes it has sufficient capital available to it to fulfill such obligations.

Cash and Cash Equivalents - Cash and cash equivalents were $24.0 million and $24.8 million at December 31, 2023 and December 31, 2022, respectively. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net were $34.7 million and $30.9 million at December 31, 2023 and December 31, 2022, respectively.

Inventories - Inventories were $28.4 million and $27.2 million at December 31, 2023 and December 31, 2022, respectively.

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

Warrant Proceeds - The Company has 15,750,842 outstanding Warrants to purchase 15,750,842 Ordinary Shares, exercisable at an exercise price of $11.50 per share, which expire on June 9, 2027, at 5:00 p.m., Eastern Standard Time.

The exercise of the Warrants, and any proceeds the Company may receive from their exercise, are highly dependent on the price of our Ordinary Share and the spread between the exercise price of the Warrant and the price of Ordinary Share at the time of exercise. For example, to the extent that the trading price of the Ordinary Shares exceeds $11.50 per share, it is more likely that holders of our Warrants will exercise their Warrants. If the trading price of the Ordinary Shares is less than $11.50 per share, it is unlikely that such holders will exercise their Warrants. As of December 29, 2023, the closing price of the Ordinary Shares was $10.59 per share. There can be no assurance that all of our Warrants will be in the money prior to their expiration and, as such, any or all of our Warrants may expire worthless. As such, it is possible that the Company may never generate any cash proceeds from the exercise of our Warrants. The Company will continue to evaluate the probability of warrant exercise over the life of our Warrants and the merit of including potential cash proceeds from the exercise thereof in our liquidity projections.

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

The Company believes that cash on hand, as well as cash from operations and proceeds from extended credit lines will provide sufficient liquidity to fund operations for at least one year after the date the consolidated financial statements are issued. This projection is based on the Company’s current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating Results

	For the Years Ended December 31,
In thousands of USD	2022	2021	$ Change
Revenues	$289,772	$261,679	$28,093
Cost of sales	260,399	219,311	41,088
Gross profit	29,373	42,368	(12,955)
Operating expenses:
Selling, general and administrative expenses	30,795	38,982	(8,187)
Total operating expenses	30,795	38,982	(8,187)
Operating (loss) income	(1,422)	3,386	(4,808)
Other expense (income):
Interest income	(34)	(543)	509

Interest expense	12,513	10,362	2,151
Change in fair value of derivative and contingent consideration	(4,733)	-	(4,733)
Foreign Exchange loss	10,369	1,440	8,929
Other non-operative expenses	1,691	-	1,691
Total other expense	19,806	11,259	8,547
Loss before income taxes	(21,228)	(7,873)	(13,355)
Income tax (benefit) expense	(2,058)	(89)	(1,969)
Net loss	$(19,170)	$(7,784)	$(11,386)

Revenues

For the year ended December 31, 2022, net revenues totaled $289.8 million, increasing $28.1 million from $261.7 million during in the same period in 2021.

Cost of Sales

For the year ended December 31, 2022, cost of sales totaled $260.4 million, increasing $41.1 million from $219.3 million during the same period in 2021, reflecting increases in raw material and shipping costs.

Gross profits for the year ended December 31, 2022, totaled $29.4 million, decreasing $13.0 million from $42.4 million during the same period in 2021.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2022, totaled $30.8 million, as compared to $39.0 million for the same period in 2021. The decrease was primarily attributable to a decrease in compensation costs and professional fees.

Other Expense (Income)

For the year ended December 31, 2022, other expenses totaled $19.8 million, increasing $8.5 million from $11.3 million during the same period in 2021, reflecting increases in interest expense to $12.5 million for the year ended December 31, 2022, from $10.4 million for the year ended December 31, 2021, in foreign currency exchange losses to $10.4 million for the year ended December 31, 2022, from $1.4 million for the year of 2021 and offsetting a $4.7 million net gain from the change in fait value of derivatives and contingent considerations

Segments

The following table presents revenue and operating income by segment for the year ended December 31, 2022 and 2021:

	For the Years Ended December 31,
In thousands of USD	2022	2021	$ Change
Sales to external customers:
Soft wheat	$213,775	$173,085	$40,690
Durum wheat	44,447	53,546	(9,099)
Couscous and pasta	27,159	28,819	(1,660)
All other	4,391	6,229	(1,838)
Total	$289,772	$261,679	$28,093
Direct operating (loss) income:
Soft wheat	$8,957	$1,233	$7,724
Durum wheat	(4,508)	600	(5,108)
Couscous and pasta	(1,924)	1,734	(3,658)
All other	(3,947)	(181)	(3,766)
Operating (loss) income	$(1,422)	$3,386	$(4,808)

For the year ended December 31, 2022, net sales of soft wheat totaled $213.8 million, increasing 23.5% from $173.1 million during the comparable period in 2021. The increase was due to higher volume of sales coupled with the acquisitions of MDS Mali, MDS Burkina Faso and Sanabil SA.

For the year ended December 31, 2022, net sales of durum wheat totaled $44.4 million, decreasing 17.0% from $53.5 million during the comparable period in 2021. The decrease was primarily due to higher selling prices as a direct result of the increase in cost of raw materials during fiscal 2022.

For the year ended December 31, 2022, net sales of couscous and pasta totaled $27.2 million, decreasing 5.8% from $28.8 million during the comparable period in 2021.

Liquidity and Capital Resources

Working Capital and Working Capital Facilities – Working capital deficits were $94.6 million and $85.3 million at December 31, 2022 and December 31, 2021, respectively.

The Company had available to it revolving working capital credit lines in the amount of $48.0 million and $80 million as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, the Company had borrowed $47.0 million and had unused availability of $1.0 million under such credit lines. As of December 31, 2021, the Company had borrowed $79.5 million and had unused availability of $0.5 million under such credit lines. The Company has also entered into credit agreements for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $148.0 million as of December 31, 2022 and $100.0 million as of December 31, 2021. The Wheat Credit Facilities are secured by the Company’s inventory. The Wheat Credit Facilities must be renewed on a semi-annual basis. As of December 31, 2022, the Company had borrowed $137.0 million under the Wheat Credit Facilities, with unused availability of approximately $11.0 million. As of December 31, 2021, the Company had borrowed $70.4 million under the Wheat Credit Facilities, with unused availability of approximately $29.6 million.

Pursuant to the Business Combination Agreement, all of the Company’s Related Party Loans were converted into Ordinary Shares upon consummation of the Business Combination. As of December 31, 2022, the Company has, in addition to its obligations under the working capital credit lines and the Wheat Credit Facilities, $2.9 million in lease obligations. The Company believes it has sufficient capital available to it to fulfill such obligations.

Cash and Cash Equivalents - Cash and cash equivalents were $24.8 million and $14.4 million at December 31, 2022, and 2021, respectively. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net were $30.9 million and $32.3 million at December 31, 2022 and 2021, respectively.

Inventories - Inventories were $27.2 million and $37.6 million at December 31, 2022 and 2021, respectively.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

As disclosed in Note 2, the significant accounting policies used in preparing the consolidated financial statements were applied on a basis consistent with those reflected in our consolidated financial statements that are included in this annual report. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

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

Foreign Currency Translation and Transactions - The Company’s reporting currency is the US dollar (“USD”). The functional currency of the Company’s operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of Stockholders’ equity. The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the consolidated statements of operations and comprehensive loss.

Foreign currency forward contracts –The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company at times manages through the use of foreign currency forward contracts. The Company has entered into foreign currency forward contracts and accounts for these instruments in accordance with ASC Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. The Company’s foreign currency contracts are not designated as hedging instruments under ASC 815; accordingly, changes in the fair value are recorded in current period earnings.

Share-Based Compensation - Share-based awards principally comprise of stock options and cash-settled stock options, referred to as “phantom options”. Share-based awards are generally issued to certain senior management personnel. Share-based compensation cost (other than phantom options) is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Our phantom options are accounted for as liability awards and are re-measured at fair value each reporting period with compensation expense being recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as the occur.

Inventories - Inventories are stated at the lower of cost or net realizable value. the Company’s inventory is valued using the weighted average cost method. The costs of finished goods inventories include raw materials, labor, and overhead costs.

Business Combinations and Asset Acquisitions – The Company accounts for acquisitions that qualify as business combinations by applying the acquisition method according to Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Transaction costs related to the acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquired entity are recognized and measured at their estimated fair values. The excess of the fair value of consideration transferred over the fair values of identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquired entity, net of the fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require management to make significant estimates and assumptions.

The Company evaluates acquisitions of assets and other similar transactions to assess whether the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, further determination is required as to whether the Company has acquired inputs and processes that can create outputs that would meet the definition of a business. When applying the screen test, significant judgment is required to determine whether an acquisition is a business combination or an acquisition of assets. Accounting for asset acquisitions falls under the guidance of Topic 805, Business Combinations, specifically Subtopic 805-50. A cost accumulation model is used to determine an asset acquisition’s cost. Assets acquired are based on their cost, generally allocated to them on a relative fair value basis. Direct acquisition-related costs are included in the cost of the acquired assets.

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

Goodwill and other indefinite-lived intangible assets are evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment evaluation is conducted during our fiscal fourth quarter.

In accordance with the accounting standards, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test, and if impaired, the associated assets must be written down to fair value.

The quantitative impairment test for goodwill compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, an impairment charge would be recorded to the Company’s operations, for the amount in which the carrying amount exceeds the reporting unit’s fair value. We determine fair values for each reporting unit using the market approach, when available and appropriate, the income approach, or a combination of both. The income approach involves forecasting projected financial information (such as revenue growth rates, profit margins, tax rates, and capital expenditures) and selecting a discount rate that reflects the risk inherent in estimated future cash flows. Under the market approach, the fair value is based on observed market data. If multiple valuation methodologies are used, the results are weighted appropriately.

Recent Accounting Pronouncements

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023. The Company is determining the impact of the ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is determining the impact of the ASU 2023-09 on its consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information, as of the date hereof, concerning the persons who serve as executive officers of the Company.

Name	Age	Position(s)
Saad Bendidi	65	Chairman
Mustapha Jamaleddine	62	CEO
Julien Benitah	42	CFO
Mustapha Ghazali	52	CTO
Oury Marciano	40	VP Business Development

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

Name	Age	Position(s)
Saad Bendidi	65	Director
Julien Benitah	42	Director
Franco Cassar	64	Director
James Lasry	56	Director
Paul Packer	53	Director
Ira Greenstein	65	Director
Rachel Bitan	48	Director

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Gibraltar
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6
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

B. Compensation of Executive Directors and Executive Officers

This section discusses the material components of the executive compensation program offered to the executive officers of FAHL who were “named executive officers” for 2023 and who serve as executive officers of the Company. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

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

2023 Summary Compensation Table

The following table presents information regarding the compensation earned or received by our NEOs for services rendered during the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Saad Bendidi,	2023	182,201		21,872	204,073
Chairman			—

Mustapha Jamaleddine,	2023	392,000		97,254	489,254
Chief Executive Officer			—

Julien Benitah,	2023	249,166	0	14,076	263,242
Chief Financial Officer

(1)	Other compensation includes employer contributions and social security paid by FAHL, a car allowance, and the value of other perquisites.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Each of the NEOs is paid a base salary commensurate with the executive’s skill set, experience, role and responsibilities. For Fiscal Year 2023, the annual base salaries Messers Bendidi, Jaamleddine and Benitah were $182,201, $392,000 and $249,166, respectively.

Annual Cash Bonuses

Based on the performance of the Company, no bonuses have been awarded in 2023.

Outstanding Equity Awards at 2023 Fiscal Year-End

As of December 31, 2023, the following awards have been granted under the Equity Incentive Plan:

Mustapha Jamal Eddine: 36,975 phantom options

Julien Benitah: 27,731 share options

Oury Marciano: 18,487 share options

Johann Elbaz: 18,487 share options

Mustapha Ghazzali: 9,244 phantom options

Mustapha Abaid: 3,697 phantom options

Fahd Sahli: 3,697 phantom options

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

Director Compensation

The following table presents the total compensation for each person who served as a non-employee director of the Board during fiscal year 2023.

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

Remuneration Committee

Franco Cassar, Ira Greenstein and Rachel Bitan serve as members of our Remuneration Committee. Under the Nasdaq rules, we are required to have a Remuneration Committee composed entirely of independent directors; our Board of Directors has determined that each of Franco Cassar, Ira Greenstein and Rachel Bitan are independent. Rachel Bitan serves as Chairman of the Remuneration Committee. The Company’s Remuneration Committee is responsible for, among other things:

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

The Board adopted a written charter for the Remuneration Committee, which is available on its website.

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

D. Employees

As of December 31, 2023, our subsidiaries had approximately 600 employees, located in 4 countries. None of our employees are represented by labor unions. In general, we consider our employee relations to be good. Our international workforce naturally results in a diversity of cultural, national and religious representation. We care about our people, and seek to promote their welfare, development and personal growth. The Company is dedicated to creating incentive programs to encourage and reward innovation and dedication.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,879,202 Ordinary Shares outstanding as of the date of this annual report.

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

Name of Beneficial Owners	Number of Ordinary Share Beneficially Owned	Percentage of Outstanding Ordinary Share
5% Stockholders:
Lighthouse Settlement (1)	19,250,483	71.62%
Paul Packer(2)	2,166,758	8.0%

Executive Officers and Directors:
Saad Bendidi	-	-
Mustapha Jamaleddine	-	-
Julien Benitah	-	-
Franco Cassar	2,640	*
James Lasry	2,640	*
Ira Greenstein	2,640	*
Rachel Bitan	2,640	*
All directors and executive officers as a group (8 individuals)	13,200	0.05%

(1) Consists of 18,618,869 shares owned by Lighthouse Capital Limited and 631,614 shares owned by Lighthouse Settlement. Lighthouse Settlement is the sole shareholder of Lighthouse Capital Limited. Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. Lighthouse Corporation PTC, as trustee of Lighthouse Settlement, may be deemed to be the beneficial owner of the securities held by Lighthouse Settlement as trustee. Lighthouse Corporation PTC Limited is controlled by its three directors, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen. Lighthouse Corporation PTC Limited, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen each disclaim beneficial ownership over these securities except to the extent of their respective pecuniary interest therein.

(2) Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 14, 2024. Based on such Schedule 13G, Mr. Paul Packer may be deemed to beneficially own 2,166,758 shares of the Company, individually and as managing member of (a) Globis Capital Advisors, L.L.C, for itself and as the general partner of Globis Capital Partners, L.P., and (b) Globis Capital, L.L.C. for itself and as the general partner of Globis Capital Management, L.P., the Investment Manager of Globis Capital Partners, L.P. With respect to such shares, Mr. Packer has shared voting power and shared dispositive power.

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

Exclusive Supply Agreement

Pursuant to Framework Contract for Delegation of Purchases and Terms of Application, between Forafric Maroc and Millcorp Geneve SA (“Millcorp”), a wholly owned subsidiary of the Seller, FAHL is obligated to obtain at least 80% of its annual requirements of common wheat, durum wheat, or any other cereal, for the five year period which began on April 1, 2018 and ended on March 31, 2023. The agreement was subsequently extended 3 years through March 31, 2026 as agreed upon by the parties. Millcorp is currently providing 100% of the imported grain to FAHL. The purchases incurred were $147,284 million and $207,188 million, as of December 31, 2023 and 2022, respectively.

Other Related Party Transactions

As a result of the Business Combination, the Seller will be paid the principal sum of $8,000,000 together with interest on the outstanding amount from the Closing Date up to the date of payment (computed on the basis of a 360-day year consisting of twelve (12) months of thirty (30) days) accrued but unpaid thereon at the fixed per annum rate of 8%.

The Company’s amounts due from related parties were $1.4 million and $2.4 million as of December 31, 2023, and 2022, respectively.

The Company’s loans due to related parties were $1.5 million and $1.8 million as of December 31, 2023, and 2022, respectively

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

Nevertheless, whether the Company is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of the Company’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether the Company will be a PFIC in 20232023 or for any future taxable year. 2023

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder owns the Company Ordinary Shares or the Company Warrants, the Company would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) the Company has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s the Company Ordinary Shares in which the Company was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its the Company Ordinary Shares at their fair market value on the last day of the last taxable year in which the Company is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Company Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The Company’s functional currency is the Moroccan dirham (“MAD”), and its presentation currency is the United States Dollar (“USD”). Our global operations require active participation in foreign exchange markets. Our primary foreign currency exposures are the Moroccan Dirham, US Dollar and Euro. To reduce the risk arising from foreign exchange rate fluctuations, we may enter into derivative instruments, such as foreign currency forward contracts, swaps, and options. The changes in market value of such contracts have a high correlation to the price changes in the related currency exposures. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Moroccan Dirham to the U.S. dollar and Euro. Substantial changes in the exchange rate could have a material effect on our clients, our business and our profitability. From the beginning of 2023, the Company entered into foreign currency forward contracts to reduce the risk arising from foreign exchange rate fluctuations.

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

Use of Proceeds

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2023, were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2023. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c) Attestation Report of the Company’s Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

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

	For the years ended December 31,
	2023	2022
	(In thousand)
Audit fees	$645,000	$480,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$645,000	$480,000

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and review of our semi-annual financial statements.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 9, 2022, the Audit Committee of the Board of Directors of Globis dismissed Marcum LLP (“Marcum”), who served as Globis’ independent registered public accounting firm prior to the Business Combination, and approved the engagement of UHY LLP (“UHY”) as New Forafric’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2022. UHY had previously served as the independent registered public accounting firm for FAHL, which was acquired by New Forafric on June 9, 2022.

Marcum’s report on Globis’ financial statements as of December 31, 2021 and 2020, and for the year ended December 31, 2022 and for the period from August 21, 2020 (inception) through December 31, 2020 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the period of Marcum’s engagement by the Company, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as described in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and subsequent interim period preceding Marcum’s dismissal.

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

Item 16G. CORPORATE GOVERNANCE

Under the Companies Act, all companies incorporated under the laws of Gibraltar, including companies whose shares whose shares are publicly traded and listed on the Nasdaq Global Market, are required to comply with various corporate governance requirements under Gibraltar law and the Articles of Association of such company. The requirements relate to such matters as the composition of the board of directors, the convening of board and shareholder meetings, proceedings at the same, and the issuance of shares. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of our ordinary shares on the Nasdaq Global Market.

Certain corporate governance practices in Gibraltar, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

As a foreign private issuer whose securities are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of the comparable requirements of the NASDAQ Rules pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

By way of example, we have relied on this exemption in respect of the following:

●	an exemption from the rule that a majority of our board of directors must be independent directors: There is no requirement in the Companies Act that the board of directors of the Company must be comprised of Independent Directors as defined in Rule 5605(a)(2).

●	an exemption from the rule that director nominees must be selected or recommended solely by independent directors: There is no such restriction in the Company’s Act or the Articles of Association of the Company. Therefore, director nominees do not have to be selected by or recommended solely by Independent Directors.

●	composition of the Corporate Governance and Nominating Committee and the Remuneration Committee: There is no requirement in the Companies Act that the members of the Corporate Governance and Nominating Committee and the Remuneration Committee be Independent Directors. As such, even though not an Independent Director, James Lasry was appointed as a member of the Corporate Governance and Nominating Committee and the Remuneration Committee.

●	notice, quorum, all procedural requirements in respect of each EGM and the Company’s AGM: As permitted, the Company has elected to follow the notice, quorum and procedural requirements in respect of each EGM and AGM stipulated in the Companies Act.

●	adoption of the ESOP: There is no requirement in the Companies Act for a share scheme to require the approval of the shareholders. The ESOP was therefore adopted by the board of directors of the Company in accordance with home country practice and the Company’s Articles of Association.

●	Issuance of Shares: Under the Companies Act, there is no restriction on the Company’s directors from allotting shares to the non-executive directors on the terms of the Directors Services Agreements, in accordance with the powers granted to them for 5 years under the Articles of Association.

To the extent we choose to follow home country practice with respect to additional corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We are developing a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The aforementioned policies are substantially in place, but not yet committed to writing or formally approved. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors Risks Related to Data Security and Intellectual Property — Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our Chief Information Officer, who holds over two decades of experience in information technology and the design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

We have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. See “Item 3.D — Risk Factors Risks Related to Data Security and Intellectual Property — Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Forafric Global, PLC, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed with SEC on June 9, 2022)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, and incorporate herein by reference).
2.2	Description of Securities (included as Exhibit 2.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, and incorporate herein by reference).
4.1	Business Combination Agreement, entered into as of December 19, 2021, by and among Globis Acquisition Corp., Seller and FAHL (incorporated by reference to Exhibit 2.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 20, 2021).
4.2	Amendment No. 1 to Business Combination Agreement, entered into as of April 20, 2022, by and among Globis Acquisition Corp., Seller, FAHL and Globis NV Merger Corp (incorporated by reference to Exhibit 2.2 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.3	Amendment No. 2 to Purchase Agreement, dated June 8, 2022 (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
4.4	Warrant Agreement, dated December 10, 2020, between Globis Acquisition Corp. and VStock Transfer, LLC. (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.5	Warrant Assignment and Novation Agreement, dated as of June 9, 2022, by and between Globis NV Merger 2 Corp. and Forafric Global PLC (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 10, 2022).
4.6	Letter Agreement, dated December 10, 2020, among Globis Acquisition Corp., the Sponsors and each of the officers and directors of Globis Acquisition Corp. (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.7	Registration Rights Agreement, dated December 10, 2020, between Globis Acquisition Corp. and the Sponsors (incorporated by reference to Exhibit 10.4 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.8	Subscription Agreement, dated December 31, 2021, by and between Globis Acquisition Corp. and the undersigned subscriber party thereto. (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.9	Bond Subscription Deed, dated as of December 31, 2021, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.10	Amendment to Bond Subscription Deed, dated as of April 20, 2022, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.10 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.11	Forafric 2022 Long Term Employee Share Incentive Plan (incorporated by reference to Exhibit 10.6 of Forafric Global PLC’ Form 8-K (File No. 001-41416), filed with the SEC on June 15, 2022).
4.12	Agreement, dated March 29, 2018, by and between Forafric Maroc and Millcorp Geneve (incorporated by reference to Exhibit 10.6 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)

4.13	Summary of terms of loans owed by Forafric Agro Holdings Limited to Yariv Elbaz, Michael Elbaz, Lighthouse Settlement and Lighthouse Capital Limited (incorporated by reference to Exhibit 10.7 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.14	Lease Agreement, dated January 2, 2018, by and between Forafric Maroc and Darafric SARL AU for the rent of the headquarters of Forafric Maroc in Casablanca (incorporated by reference to Exhibit 10.8 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)
4.15	Form of Forafric Global PLC Director Deed of Indemnity (incorporated by reference to Exhibit 10.9 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.16	Form of Forward Share Purchase Agreement (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
4.17	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with SEC on November 3, 2022)
8.1*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP, Independent Registered Public Accounting Firm.
16.1	Letter from Marcum LLP to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K, filed with SEC on June 15, 2022)
97.1#*	Clawback Policy
101	The following financial information from Forafric Global Plc’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101)

*	Filed herewith.
##	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Forafric Global, PLC

Date: April 30, 2024	By:	/s/ Mustapha Jamaleddine
Mustapha Jamaleddine
Chief Executive Officer
(Principal Executive Officer)

/s/ Julien Benitah
Julien Benitah
Chief Financial Officer
(Principal Accounting and Financial Officer)

FORAFRIC GLOBAL PLC

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Forafric Global PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Forafric Global PLC (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion on the Consolidated Financial Statements

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

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

Melville, New York

April 30, 2024

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$24,021	$24,827
Accounts receivable, net	34,716	30,858
Amount due from related parties	1,358	2,366
Other receivables	17,115	41,958
Inventories	28,378	27,218
Prepaid expenses and other current assets	15,654	16,345
Total current assets	121,242	143,572
Property, plant, and equipment, net	116,920	100,527
Right-of-use assets	13,385	10,430
Goodwill	48,488	45,898
Intangible assets, net	4,648	3,723
Other assets, noncurrent	4,767	3,014
Total assets	$309,450	$307,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$48,517	$47,371
Lines of credit – wheat inventories	126,452	137,040
Accounts payable	46,461	27,295
Accrued expenses	18,115	18,974
Contract liabilities	1,272	540
Current portion of long-term debt	10,471	5,417
Contingent consideration liability	1,326	1,260
Other liabilities, current	645	284
Total current liabilities	253,259	238,181
Long-term debt	11,841	9,828
Loan from related party	1,486	1,801
Deferred tax liabilities, net	10,982	12,399
Other liabilities	2,676	-
Total liabilities	280,244	262,209
Commitments and contingencies (Note 20)

Stockholders’ equity:
Preferred Shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at December 31, 2023 and 2022, respectively	$-	$-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,879,202 and 26,879,102 issued and outstanding, at December 31, 2023 and 2022, respectively	27	27
Class Z ordinary shares, $0.001 par value; 30,000,000 authorized; — and 29,999,990 issued and outstanding, at December 31, 2023 and 2022, respectively	-	30
Additional paid-in capital	143,127	143,658
Accumulated deficit	(115,354)	(102,678)
Accumulated other comprehensive loss	(5,005)	(2,984)
Non-controlling interest	6,411	6,902
Total Stockholders’ equity	29,206	44,955
Total liabilities and Stockholders’ equity	$309,450	$307,164

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	December 31,
	2023	2022	2021

Revenues	$305,476	$289,772	$261,679
Cost of sales	274,878	260,399	219,311
Gross profit	30,598	29,373	42,368
Operating expenses:
Selling, general and administrative expenses	29,465	30,795	38,982
Total operating expenses	29,465	30,795	38,982
Operating income (loss)	1,133	(1,422)	3,386
Other expense (income):
Interest income	(37)	(34)	(543)
Interest expense	14,016	12,513	10,362
Change in fair value of derivatives and contingent consideration	(25)	(4,733)	-
Foreign exchange (gain) loss	(207)	10,369	1,440
Other non-operating expenses	-	1,691	-
Total other expense	13,747	19,806	11,259
Loss before taxes	(12,614)	(21,228)	(7,873)
Income tax expense	(106)	(2,058)	(89)
Net loss	(12,508)	(19,170)	(7,784)
Net income (loss) attributable to noncontrolling interest	168	(42)	198
Net loss attributable to the Company	$(12,676)	$(19,128)	$(7,982)

Loss per ordinary shares outstanding – basic and diluted	$(0.47)	$(0.72)	$(0.38)

Weighted average number of shares outstanding - basic and diluted	26,879,159	26,604,710	20,555,595

Net loss	(12,508)	(19,170)	(7,784)
Other comprehensive loss net of tax:
Foreign currency translation adjustments	(1,747)	(7,242)	(2,995)
Total other comprehensive loss	(1,747)	(7,242)	(2,995)
Comprehensive loss	(14,255)	(26,412)	(10,779)
less: Comprehensive income (loss) attributable to non-controlling interest	442	(615)	(173)
Comprehensive loss attributable to the Company	$(14,697)	$(25,797)	$(10,606)

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share and per share data)

							Accumulated
	Ordinary shares		Class Z Ordinary Shares		Additional Paid-in	Accumulated	Other Comprehensive	Non- Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Equity

Balance, December 31, 2020 - issued	120,000,000	$120,000	-	$-	$-	$(74,397)	$6,309	$82	$51,994
Retroactive adjustment to reflect recapitalization	(99,444,405)	(119,979)	-	-	119,979	-	-	-	-
Balance, December 31, 2020 - adjusted	20,555,595	$21	-	$-	$119,979	$(74,397)	$6,309	$82	$51,994
Consolidation of variable interest entities	-	-	-	-	-		-	7,608	7,608
Net (loss) income	-	-	-	-	-	(7,982)	-	198	(7,784)
Transfer of stockholder loan from related party	-	-	-	-	-	(1,339)	-	-	(1,339)
Contribution of fixed assets from related party	-	-	-	-	-	168	-	-	168
Foreign exchange loss	-	-	-	-	-	-	(2,624)	(371)	(2,995)
Balance, December 31, 2021	20,555,595	$21	-	$-	$119,979	$(83,550)	$3,685	$7,517	$47,652
Merger and recapitalization	7,451,249	$7	29,999,990	$30	$44,926	$-	$-	$-	$44,963
Transaction costs	-	-	-	-	(3,104)	-	-	-	(3,104)
Derivative liability for forward purchase agreement	-	-	-	-	(4,685)	-	-	-	(4,685)
Contingent consideration liability	-	-	-	-	(1,308)	-	-	-	(1,308)
Shares issued upon exercise of warrants	38,780	-	-	-	446	-	-	-	446
Share-based compensation	13,200	-	-	-	125	-	-	-	125
Settlement of forward share purchase agreement derivative liability	(1,179,722)	(1)	-	-	(12,721)	-	-	-	(12,722)
Net loss	-	-	-	-	-	(19,128)	-	(42)	(19,170)
Foreign exchange loss	-	-	-	-	-	-	(6,669)	(573)	(7,242)
Balance, December 31, 2022	26,879,102	$27	29,999,990	$30	$143,658	$(102,678)	$(2,984)	$6,902	$44,955
Shares repurchased and retired	-	-	(29,999,990)	(30)	-	-	-	-	(30)
Shares issued upon exercise of warrants	100	-	-	-	1	-	-	-	1
Acquisition of non-controlling interest	-	-	-	-	(549)	-	-	(933)	(1,482)
Redeemable noncontrolling interest	-	-	-	-	(152)	-	-	-	(152)
Share-based compensation	-	-	-	-	169	-	-	-	169
Net (loss) income	-	-	-	-	-	(12,676)	-	168	(12,508)
Foreign exchange (loss) gain	-	-	-	-	-	-	(2,021)	274	(1,747)
Balance, December 31, 2023	26,879,202	$27	-	$-	$143,127	$(115,354)	$(5,005)	$6,411	$29,206

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(12,508)	$(19,170)	$(7,784)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	4,763	4,993	3,926
Amortization of intangible assets	260	143	111
Amortization of right-of-use assets	1,059	1,457	1,173
Bad debt expense	87	150	2,794
Change in fair value of derivatives and contingent consideration	(25)	(4,733)	-
Non-cash accretion of interest expense	129	-	-
Share-based compensation	169	125	-
Deferred income taxes	(2,093)	(4,286)	(2,585)
Changes in operating assets and liabilities:
Accounts receivable	(2,300)	(4,646)	(4,370)
Other receivables	26,658	(26,079)	(16,195)
Prepaid expenses and other current assets	4,158	(4,588)	10,522
Inventories	447	6,330	(9,825)
Other assets, noncurrent	(1,640)	(2,227)	-
Accounts payable	15,731	5,252	2,325
Lease liabilities	(581)	(776)	(1,531)
Other payables and liabilities	(988)	(9,514)	(4,609)
Net cash provided by (used in) operating activities	33,326	(57,569)	(26,048)
Cash flows from investing activities:
Acquisition of businesses and assets, net of cash acquired	(37)	-	(8,639)
Purchase of equity method investment	-	-	(385)
Advances to related parties	-	-	(511)
Purchases of property, plant, and equipment	(9,528)	(4,533)	(4,833)
Sales of property, plant, and equipment	47	765	488
Additions to intangible assets	(319)	(262)	(634)
Net cash used in investing activities	(9,837)	(4,030)	(14,514)
Cash flows from financing activities:
Cash acquired in merger and recapitalization	-	13,966	-
Proceeds from forward share purchase agreement	-	6,719	-
Proceeds from convertible bonds issued	-	11,000	500
Proceeds from exercise of warrants	1	446	-
Transaction costs	-	(3,104)	-
Stockholder loans	-	(100)	5,415
(Repayments) borrowings on working capital facilities, net	(1,590)	(24,389)	16,852
Borrowings on lines of credit – Wheat inventories	59,604	117,225	67,103
Repayments on lines of credit – Wheat inventories	(77,781)	(39,420)	(47,869)
Borrowings on loans	3,733	2,792	12,217
Repayments on loans	(5,149)	(10,144)	(11,464)
Net cash (used in) provided by financing activities	(21,182)	74,991	42,754
Effect of exchange rate changes on cash and cash equivalents	(3,113)	(2,958)	(482)
Net (decrease) increase in cash and cash equivalent	(806)	10,434	1,710
Cash and cash equivalents, beginning of year	24,827	14,393	12,683
Cash and cash equivalents, end of year	$24,021	$24,827	$14,393

Non-cash activities:
Non-cash acquisition of non-controlling interest	$1,482	$-	$-
Shares repurchased and retired	$30	$-	$-
Forward share purchase agreements	$-	$4,685	$-
Contingent consideration liability	$-	$1,308	$-
Conversion of convertible bonds into ordinary shares	$-	$11,797	$-
Consideration and accrued interest paid to selling stockholder in ordinary shares	$-	$12,398	$-
Transfer of related party debt	$-	$-	$1,339
Fixed assets contributed from related party	$-	$-	$168
Consolidation of variable interest entities related to business acquisitions	$-	$-	$7,608

Supplemental cash flow disclosures:
Interest paid	$15,750	$11,343	$9,202
Net income taxes paid	$1,987	$2,228	$2,495

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In thousands, except share and per share data)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and Subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry in Morocco, with a complete offering of flours and semolina, secondary processing products including pasta and couscous, rice, and starches.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Except for certain derivative liabilities. the assets and liabilities of Globis were recognized at historical cost and were not material, with no goodwill or other intangible assets recorded. The derivative liabilities, which are related to forward share purchase agreements and contingent consideration, were recorded at fair value. The consolidated assets, liabilities, and results of operations of FAHL became the historical financial statements, and operations prior to the closing of the Business Combination presented for comparative purposes are those of FAHL. Pre-Combination shares of common stock were converted to shares of common stock of the combined company using the conversion ratio of 0.1713 and for comparative purposes, the shares and net loss per share of FAHL, prior to the Business Combination, have been retroactively restated using the conversion ratio.

Basis of Presentation - These consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with U.S. GAAP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to use judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant accounting policy elections, estimates and assumptions include, among others, allowance for credit losses, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, and measurement of income tax assets. Given the uncertainty of the global economic environment, our estimates could be significantly different than future performance. Actual results could differ from these estimates. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

Principles of Consolidation – The accompanying consolidated financial statements include all entities controlled by the Company. Intercompany accounts and transactions are eliminated.

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

Other Receivables – Other receivables include government subsidies for the production and sale of flour. The Moroccan government provides a fixed subsidy based on production and customer. Subsidies are paid by the Moroccan government twice a year based on sales of flour for the previous six months. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the consolidated statement of operations. During the year ended December 31, 2023, and 2022, the Company received $99,453 and $38,364, respectively, in the aggregate of government subsidies for the production of affordable flour and relief from import tax on foreign sourced raw materials from the Moroccan government.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

Goodwill and other indefinite-lived intangible assets are evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment evaluation is conducted during our fiscal fourth quarter.

In accordance with the accounting standards, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test, and if impaired, the associated assets must be written down to fair value.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The quantitative impairment test for goodwill compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, an impairment charge would be recorded to the Company’s operations, for the amount in which the carrying amount exceeds the reporting unit’s fair value. We determine fair values for each reporting unit using the market approach, when available and appropriate, the income approach, or a combination of both. The income approach involves forecasting projected financial information (such as revenue growth rates, profit margins, tax rates, and capital expenditures) and selecting a discount rate that reflects the risk inherent in estimated future cash flows. Under the market approach, the fair value is based on observed market data. If multiple valuation methodologies are used, the results are weighted appropriately.

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

Advertising - The Company has elected to expense all advertising costs as incurred. The Company expenses advertising costs as incurred and such expenses totaled $258, $19, and $536 for the fiscal years ending December 31, 2023, 2022 and 2021, respectively.

Leases - We determine if an arrangement is or contains a lease at inception. Our assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether we have the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the income statement. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Share-Based Compensation - Share-based awards principally comprise of stock options and cash-settled stock options, referred to as “phantom options”. Share-based awards are generally issued to certain senior management personnel. Share-based compensation cost (other than phantom options) is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Our phantom options are accounted for as liability awards and are re-measured at fair value each reporting period with compensation expense being recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as the occur.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Business Combinations and Asset Acquisitions – The Company accounts for acquisitions that qualify as business combinations by applying the acquisition method according to Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Transaction costs related to the acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquired entity are recognized and measured at their estimated fair values. The excess of the fair value of consideration transferred over the fair values of identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquired entity, net of the fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require management to make significant estimates and assumptions.

The Company evaluates acquisitions of assets and other similar transactions to assess whether the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, further determination is required as to whether the Company has acquired inputs and processes that can create outputs that would meet the definition of a business. When applying the screen test, significant judgment is required to determine whether an acquisition is a business combination or an acquisition of assets. Accounting for asset acquisitions falls under the guidance of Topic 805, Business Combinations, specifically Subtopic 805-50. A cost accumulation model is used to determine an asset acquisition’s cost. Assets acquired are based on their cost, generally allocated to them on a relative fair value basis. Direct acquisition-related costs are included in the cost of the acquired assets.

Foreign Currency Translation and Transactions - The Company’s reporting currency is the US dollar (“USD”). The functional currency of the Company’s operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of Stockholders’ equity. The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the consolidated statements of operations and comprehensive loss.

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

Revenue Recognition – The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company’s contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in AASC paragraph 10-50-14 of ASC Topic 606, Revenue from Contracts with Customers and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Trade discounts or volume rebates are recognized as a deduction in revenue. No payment terms beyond one year are granted at contract inception.

Revenue related to the sale of goods is measured based on consideration specified in a contract with a customer. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Amounts received from customers prior to revenue recognition on a contract are recorded as contract liabilities on the consolidated balance sheets.

Amounts paid to suppliers prior to purchase recognition are recorded within prepaid expenses and other current assets on the consolidated balance sheets.

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

Accounting for Warrants – The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the Business Combination qualify for equity accounting treatment. For further detail on the Company’s Warrants (Public and Private), refer to Note 17 - Stockholders’ Equity.

Foreign Currency Forward Contracts –The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company at times manages through the use of foreign currency forward contracts. The Company has entered into foreign currency forward contracts and accounts for these instruments in accordance with ASC Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. The Company’s foreign currency contracts are not designated as hedging instruments under ASC 815; accordingly, changes in the fair value are recorded in current period earnings. For more information, refer to Note 13 - Foreign currency forward contracts.

Fair Value Measurements – The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

The Company measures the derivative liability and asset related to foreign currency forward contracts at fair value on a recurring basis. Refer to Note 13 – Foreign currency forward contracts.

The Company measures the contingent consideration liability at fair value on a recurring basis on each reporting date. Refer to Note 14 — Contingent Consideration Liability for further information.

Non-Controlling Interests – Non-controlling interests on the consolidated statements of operations and comprehensive loss represent the portion of a majority-owned subsidiary’s net income or loss that is attributed by non-controlling stockholders. Non-controlling interests on the consolidated balance sheets represent the portion of equity in a consolidated subsidiary owned by non-controlling stockholders.

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

Liquidity and going concern - The Company believes that cash on hand, as well as cash from operations and proceeds from extended credit lines will provide sufficient liquidity to fund operations for at least one year after the date the consolidated financial statements are issued. This projection is based on the Company’s current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023. The Company is determining the impact of the ASU 2023-07 on its consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is determining the impact of the ASU 2023-09 on its consolidated financial statements.

4. LEASES

The Company has operating leases for real estate and vehicles. The Company has finance leases for equipment and construction land space. Leases are classified as finance leases because ownership of the underlying assets transfers at the end the lease term. Remaining lease terms for these leases range from less than one year to six years.

The Company does not record leases with a term of 12 months or less on the balance sheet.

Supplemental balance sheet information related to leases was as follows:

	Balance Sheet	December 31,
	Classification	2023	2022
		(in thousands)
Assets
Operating leases	Right-of-use assets	$3,377	$1,816
Finance leases	Right-of-use assets	10,008	8,614
Total assets		$13,385	$10,430

Liabilities
Current liabilities
Operating leases	Current portion of long-term debt	$625	$621
Finance leases	Current portion of long-term debt	1,009	1,380
Total current liabilities		1,634	2,001
Noncurrent liabilities
Operating leases	Long-term debt	2,191	665
Finance leases	Long-term debt	642	235
Total noncurrent liabilities		2,833	900
Total liabilities		$4,467	$2,901

Right-of-use assets and their corresponding lease liabilities are measured and recognized based on the present value of the future minimum lease payments over the lease term at the commencement date.

Discount Rates

For the majority of its leases, the Company uses the rate implicit in the lease. For leases without an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments for those leases.

The weighted-average discount rates for the Company’s leases were as follows:

	December 31,
	2023	2022
Operating leases	5.0%	5.0%
Finance leases	7.0%	6.1%

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

The weighted-average remaining lease term of the Company’s leases were as follows:

	December 31,
	2023	2022
Operating leases	6.5 years	6.4 years
Finance leases	1.4 years	0.8 years

The components of lease expense for the year ended December 31, 2023, 2022, and 2021 were as follows:

	December 31,
	2023	2022	2021
	(in thousands)
Operating lease cost	$581	$987	$707
Finance lease cost:
Amortization of right-of-use assets	478	470	466
Interest on lease liabilities	156	190	446
Total lease cost	$1,215	$1,647	$1,619

As of December 31, 2023, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
2024	$728	$1,112
2025	601	461
2026	570	98
2027	542	68
2028	127	27
Thereafter	1,120	1
Total lease payments	3,688	1,767
Less: Interest	(872)	(116)
Present value of lease liabilities	$2,816	$1,651

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Other information related to leases for the year ended December 31, 2023, 2022, and 2021 were as follows:

	December 31,
	2023	2022	2021
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$581	$987	$707
Operating cash flows for finance leases	$478	$470	$466
Financing cash flows for finance leases	$156	$190	$446

5. ACCOUNTS RECEIVABLE

The gross and realizable value of accounts receivable are detailed as follows:

	December 31,
	2023	2022
	(in thousands)
Accounts receivable	$49,695	$44,925
Allowance for credit losses	(14,979)	(14,067)
Total	$34,716	$30,858

Changes in allowances for credit losses consisted of:

Allowance for
Credit Losses
(in thousands)
Balance at December 31, 2021	$(15,737)
Current period provision for expected credit losses	(150)
Foreign currency exchange adjustments	1,820
Balance at December 31, 2022	$(14,067)
Current period provision for expected credit losses	(87)
Foreign currency exchange adjustments	(825)
Balance at December 31, 2023	$(14,979)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2023	2022
	(in thousands)
Value-added tax receivable	$1,547	$602
Prepaid income taxes	1,000	1,763
Advances to suppliers	3,696	4,000
Prepaid expenses	643	1,445
Insurance recoveries	4,984	4,708
Other current assets	3,784	3,827
Total	$15,654	$16,345

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7. INVENTORIES

Inventories are detailed as follows:

	December 31,
	2023	2022
	(in thousands)
Merchandise	$874	$825
Raw materials and consumable supplies	22,821	21,537
Finished Goods	4,683	4,856
Total	$28,378	$27,218

The Company has no inventory reserves as of December 31, 2023, and 2022.

8. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2023	2022
	(in thousands)
Land	$25,389	$23,988
Buildings	63,200	55,542
Machinery and equipment	63,284	51,374
Assets in progress	10,354	8,458
Others	9,393	8,679
Total	171,620	148,041
Less accumulated depreciation	(54,700)	(47,514)
Total	$116,920	$100,527

Depreciation expense was $4,763 and $4,993 for the years ended December 31, 2023, and 2022, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the establishment of reporting segments for each reporting period, the Company allocated goodwill between reporting units using a relative fair value allocation approach.

Changes in the carrying amount of goodwill allocated to its reporting units for the year ended December 31, 2023, and 2022 are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2021	$35,194	$7,355	$9,022	$51,571
Foreign currency exchange adjustments	(3,784)	(848)	(1,041)	(5,673)
Balance at December 31, 2022	$31,410	$6,507	$7,981	$45,898
Foreign currency exchange adjustments	1,741	381	468	2,590
Balance at December 31, 2023	$33,151	$6,888	$8,449	$48,488

The Company performed the annual impairment assessment as of December 31, 2023, and 2022, which did not result in impairment losses.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Changes in the carrying amount of intangible assets for the year ended December 31, 2023, and 2022 are as follows:

	Trade	Customer	Other	Intangible
	names	relationships	intangibles	Assets
	(in thousands)
Balance at December 31, 2021	$1,011	$2,041	$923	$3,975
Acquisitions	-	-	262	262
Amortization	-	(90)	(53)	(143)
Foreign currency exchange adjustments	(84)	(155)	(132)	(371)
Balance at December 31, 2022	$927	$1,796	$1,000	$3,723
Acquisitions	-	-	987	987
Amortization	-	(92)	(168)	(260)
Foreign currency exchange adjustments	40	71	87	198
Balance at December 31, 2023	$967	$1,775	$1,906	$4,648

As of December 31, 2023, the weighted-average remaining amortization period for intangibles other than goodwill is 9 years and future intangible amortization is expected to total the following:

(in thousands)
2024	$469
2025	469
2026	469
2027	371
2028	273
Thereafter	1,630
Total amortization	$3,681

10. ACCRUED EXPENSES

Accrued expenses consist of:

	December 31,
	2023	2022
	(in thousands)
Consideration payable to selling stockholder	$8,840	$8,200
Accrued government taxes	5,580	5,517
Accrued interest	2,047	3,781
Accrued salaries and benefits	657	600
Accruals to social agencies	669	664
Other accrued expenses	322	212
Total	$18,115	$18,974

11. LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $50,000. Interest rates range from 5.6% to 7.5%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $142,000, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 1.4% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

12. LONG-TERM DEBT

The long-term debt of is presented as follows:

	December 31,
	2023	2022
	(in thousands)
Loans	$17,845	$12,344
Leases	4,467	2,901
Total outstanding debt	22,312	15,245
Less current portion	(10,471)	(5,417)
Total long-term debt	$11,841	$9,828

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums, if any, are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $14 to $104. Interest on the Term Loans range from 5.5%-5.9% per annum. The Term Loans mature at various dates ranging through 2034.

Lease Obligations

The Company owes $4,467 and $2,901 related to its leases as of December 31, 2023, and 2022, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 4 for additional information regarding the Company’s leases.

The scheduled maturities of outstanding debt As of December 31, 2023 are as follows:

(in thousands)
2024	10,471
2025	3,591
2026	2,820
2027	2,204
2028	743
Thereafter	2,483
Total outstanding debt	$22,312

13. FOREIGN CURRENCY FORWARD CONTRACTS

Our global operations require active participation in foreign exchange markets. From the beginning of 2023, the Company entered into foreign currency forward contracts to reduce the risk arising from foreign exchange rate fluctuations.

We do not utilize hedge accounting and as such value open foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in “Change in fair value of derivatives and contingent consideration” on the Company’s consolidated statements of operations.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company had 50 foreign currency forward contracts outstanding as of December 31, 2023, with a notional value of $14,100 and €40,200 ($36,400), respectively. All of these contracts will expire by December 31, 2024. These instruments are typically short term in duration.

Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate as of the reporting period; thus, the Company measures the fair value of these contracts under a Level 2 input.

The foreign currency forward contract assets and liabilities totaled $430 and $337, respectively at December 31, 2023. These assets and liabilities are recorded within prepaid expenses and other current assets, and other liabilities, current, respectively on the consolidated balance sheets. The Company recorded a gain on foreign exchange forward contracts of $91 for the year ended December 31, 2023.

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

The Company utilized a probability weighted scenario-based model under a level 3 input to determine the fair value of the contingent consideration. Based on this valuation model, the Company determined the fair value of the contingent consideration to be $1,326 and $1,260 as of December 31, 2023 and 2022, respectively. The assumptions used in the analysis are inherently subjective; therefore, the ultimate amount of the liability may differ materially from the current estimate.

The significant unobservable inputs used in the fair value measurement of the contingent consideration liability are measures of the estimated payouts over a five-year period based on internally generated financial projections on a probability-weighted basis and a discount rate which was in a range of 4.49% to 5.47% with a weighted average of 4.94% As of December 31, 2023.

The following table presents a summary of the changes in the fair value of the contingent consideration liability:

(in thousands)
June 9, 2022	$1,308
Change in fair value	(48)
December 31, 2022	$1,260
Change in fair value	66
December 31, 2023	$1,326

15. INCOME TAXES

The following table presents the components of the December 31, 2023, 2022 and 2021 provision for income taxes:

	December 31,
	2023	2022	2021
	(in thousands)
Current	$1,987	$2,228	$2,104
Deferred	(2,093)	(4,286)	(2,193)
Total income tax expense	$(106)	$(2,058)	$(89)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company’s effective tax rate was 1%, 10%, and 1% for the year ended December 31, 2023, 2022 and 2021, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on revenue and other specific income items.

The current tax expense corresponds to the amounts paid or pending of payment in short-term to the Moroccan tax authorities for the period, according to the Law and Regulations of Morocco. The Company’s filed tax returns from the 2019 through 2023 tax years remain open for examination by the tax authorities under the normal statute of limitations.

According to tax legislation in Morocco, companies are taxed on the difference between their trading income and expenditure. Business expenses incurred in the operation of the business are generally deductible unless specifically excluded. The Moroccan 2023 Tax Code enacted a tax reform by fixing two target rates as follows:

-	20% for companies with a net tax income lower than MAD 100 million.

-	35% for companies with a net tax income equal to or higher than MAD 100 million.

All the group’s entities in Morocco will be progressively subject to the 20% income tax rate.

Companies in Mali and Burkina are subject to an income tax of 30% and 27.5% respectively.

The following is a reconciliation of income tax expense computed at the Moroccan statutory tax rate to the income tax benefit reported in the consolidated statements of operations:

	December 31,
	2023	2022	2021
	(in thousands)
Net loss	$(12,508)	$(19,170)	$(7,784)
Income tax expense for the period	(106)	(2,058)	(89)
Income (loss) before tax	(12,614)	(21,228)	(7,873)
Effective tax rate	1%	10%	1%
Permanent differences not deductible (taxable) for tax purposes	3,942	(1,799)	(971)
Unrecognized tax losses	695	6,322	3,323
Change in the valuation allowance	(2,221)	-	-
Recalculated tax expense	$(2,523)	$(6,581)	$(2,441)
Statutory tax rate in Morocco	20%	31%	31%

The tax effects of temporary differences giving rise to deferred income tax assets (liabilities) were:

	December 31,
	2023	2022
	(in thousands)
Fixed assets and intangible assets	(10,810)	(10,292)
Loss carryforward	7,446	12,021
Leases	(2,344)	(2,078)
Others	(102)	(29)
Less: valuation allowance	(5,172)	(12,021)
Deferred tax liabilities, net	$(10,982)	$(12,399)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

During the years ended December 31, 2023, and 2022, the Company has $37,228 and $48,684, respectively, as cumulative net operating losses of which $23,546 and $36,663 that begin to expire within four years, respectively.

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

The Company maintains a valuation allowance for deferred tax assets that may not be realizable in the future. During the year ended December 31, 2023, the Company reassessed its deferred tax assets and liabilities, including the valuation allowance, in accordance with ASC 740, “Income Taxes.”

As a result of this assessment, the Company determined that it is more likely than not that a portion of the previously established valuation allowance is no longer necessary. Therefore, the Company released a portion of the valuation allowance, resulting in a decrease in income tax expense of $2,221 for the year ended December 31, 2023.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. Following the release of the aforementioned valuation allowance, we continue to believe it is more likely than not that the benefit for certain net operating loss carryforwards will not be realized. In recognition of this risk, we continue to provide a partial valuation allowance on the deferred tax assets relating to these carryforwards in the amount of $5,172 as of December 31, 2023.

16. VARIABLE INTEREST ENTITIES AND ACQUISITIONS

Asset acquisitions

On July 26, 2023, Forafric acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”), a soft wheat milling company with primary operations in Marrakesh, for cash consideration and noncontrolling interest in the amount of approximately $56 and the assumption of SIMS' outstanding debts in the amount of approximately $5,318.

The transaction met the screen test and was accounted for as an acquisition of assets under U.S. GAAP. Accordingly, the acquisition cost was allocated on a relative fair value basis.

The following table represents the final purchase cost allocation:

Allocated cost
Property, plant, and equipment	$8,788
Intangible assets	686
Right-of-use assets	331
Inventories	59
Accounts receivable	28
Cash and cash equivalents	7
Other liabilities, noncurrent	(2,328)
Accounts payable	(1,503)
Other payables	(693)
Total net assets acquired	$5,374

Consolidated Variable Interest Entities

Sanabil SA

Effective on October 7, 2021, the Company completed a share purchase acquisition of Moulins Sanabil SA (“Sanabil SA”). By way of the acquisition, the Company acquired a 60% stake in a wheat milling business in the region of Meknes, Morocco.

Pursuant to the terms of the agreement, the purchase price of the acquisition was $332, fully paid in cash.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired customer relationships intangible assets. The method used for the acquired trade name intangible assets was the Relief from Royalty Method. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company’s estimates of customer attrition and revenue growth projections. The Company is amortizing the identifiable intangible assets arising from the Sanabil SA acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 20 years. Goodwill represents Sanabil SA’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes. The Company incurred no material transaction costs for the acquisition of Sanabil SA.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company is amortizing the identifiable intangible assets arising from the MDS Mali acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 20 years.

Goodwill represents MDS Mali’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes. The Company incurred no material transaction costs for the acquisition of MDS Mali.

Pro Forma information

The following unaudited pro forma information presents the aggregate impact of the results of operations of Sanabil SA, MDS Burkina and MDS Mali on the Company revenue and net income (loss) for the years ended December 31, 2021, and 2020 as if the acquisitions had been completed on January 1, 2020, with adjustments to give effect to pro forma events that are directly attributable to the acquisitions.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and the acquisitions. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the acquisitions occurred at January 1, 2020, nor are they intended to represent or be indicative of impact on future results of operations:

	December 31,
	2021	2020
	(in thousands)
Revenues	$39,896	$33,195
Net loss	$(444)	$(1,542)

Changes in non-controlling interest

Acquisition of additional interest in Sanabil

During 2023, the Company increased its ownership in Sanabil SA from 60% to 80% in exchange for the forgiveness of amounts due from the minority shareholders.

17. STOCKHOLDERS’ EQUITY

Capital stock

Preferred Shares - The Company is authorized to issue 1,000,000 Preferred Shares with a par value of $.001 per share. The authorized Preferred Shares will be available for issuance by the Board upon the passing of an ordinary resolution of the holders of the ordinary shares. The ordinary resolutions of the stockholders of the Company will stipulate the powers, preferences and relative, participating, optional and other rights or special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as well as any restrictions, of the class of preferred shares as a whole, which has not yet been determined.

Ordinary Shares - The Company is authorized to issue 100,000,000 Ordinary Shares with a par value of $.001 per share. As of December 31, 2023, a total of 26,879,202 ordinary shares were issued and outstanding. In the event of the liquidation of the Company, after satisfaction of liabilities to creditors, the assets of the Company will be distributed to the holders of the ordinary shares in the Company in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares may be subject to those of the holders of any preferred shares the Company may issue in the future.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $0.001 per share. As of December 31, 2023, and 2022, the Company had - and 29,999,990 Class Z Ordinary Shares issued and outstanding, respectively. All outstanding Class Z non-redeemable and non-convertible ordinary shares were repurchased and retired during 2023.

Warrants

Public Warrants - There were 11,461,120 and 11,461,220 public warrants outstanding at December 31, 2023, and 2022, respectively. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

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

Private Warrants - At December 31, 2023, and 2022, there were 4,289,722 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder shall be entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. As of December 31, 2023, there have been no Earnout Shares issued.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table summarizes all stock option activity for the year ended December 31, 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2022	-	$-	-	$-
Granted	64,705	0.001	9.38	685
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding at December 31, 2023	$64,705	$0.001	$9.38	$685
Exercisable at December 31, 2023	$-	$-	$-	$-

The weighted-average grant-date fair value of options granted during the year ended December 31, 2023, was $10.99.

As of December 31, 2023, the unrecognized compensation expense associated with the stock options is $542 and it will be recognized over 24 months from the end of December 31, 2023.

The grant date fair value of the stock options was estimated using the following assumptions:

Expected term	5 years
Volatility	62.39%
Expected dividend yield	0.00%
Annual Risk Free Rate	3.52%

The following table summarizes the phantom option activity for the year ended December 31, 2023:

	Phantom Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2022	-	$-	-	-
Granted	53,613	0.001	9.39	568
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding at December 31, 2023	$53,613	$0.001	$9.39	$568
Exercisable at December 31, 2023	$-	$-	$-	$-

The weighted-average fair value of the phantom stock options for the year ended December 31, 2023, was $10.59. The liability for outstanding phantom stock options as of December 31, 2023 was $135 and is included in other liabilities in the consolidated balance sheet.

As of December 31, 2023, the unrecognized compensation expense associated with the phantom options is $433 and it will be recognized over 24 months from the end of December 31, 2023.

The fair value of the phantom options at December 31, 2023 was estimated using the following assumptions:

Expected term	5 years
Volatility	60.31%
Expected dividend yield	0.00%
Annual Risk Free Rate	3.84%

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

19. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) by the number of weighted average ordinary shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 26,879,159 and 26,604,710 and 20,555,595 for the years ended December 31, 2023, 2022 and 2021, respectively. Because there was no activity to cause dilution in the weighted average ordinary shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout and option shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

20. COMMITMENTS AND CONTINGENCIES

Since February 2022, the quantity of soft wheat available on the international market has decreased by 35% due to the ongoing war in Ukraine, causing the price of raw materials to increase. Despite this situation, we have not had any shortages on raw materials, and do not project to have any issuing fulfilling future orders. We have no firm and irrevocable commitments that will be affected by the war in Ukraine, and we will continue to assess the impact the war may have on our business.

The Company entered into a five-year supply agreement with Millcorp Geneva SA (“Millcorp”), pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp. The agreement expired on March 31, 2023 and was subsequently amended to extend through March 2026. Millcorp is currently providing 100% of the Company’s imported grain needs. The purchases incurred were $147,284, $207,188, and $141,565 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $25,464 As of December 31, 2023.

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements at December 31, 2023.

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

The “all other” category includes activities and items not allocated to reportable segments, such as non-operating entities, non-significant activities and centrally incurred corporate overhead expenses.

The Company evaluates the performance of its segments based on sales and operating income. Operating income (loss) is defined as gross profit less sales & marketing costs, direct selling, general, and administrative expenses, and other operating expenses. The amounts in the following tables are obtained from reports used by senior management and do not include income taxes.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Financial information relating to the Company’s reportable segments is as follows:

	December 31,
	2023	2022	2021
	(in thousands)
Sales to external customers:
Soft Wheat	$218,761	$213,775	$173,085
Durum Wheat	51,755	44,447	53,546
Couscous & Pasta	31,410	27,159	28,819
All other	3,550	4,391	6,229
Total	$305,476	$289,772	$261,679
Operating income (loss)
Soft Wheat	$2,288	$8,957	$1,233
Durum Wheat	327	(4,508)	600
Couscous & Pasta	1,666	(1,924)	1,734
All other	(3,148)	(3,947)	(181)
Operating income (loss)	$1,133	$(1,422)	$3,386

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 12.7% (8.5% in Mali, 2.2% in Burkina and 2.0% in other countries) and 10.9% of total consolidated net sales from operations for the years ended December 31, 2023, and 2022, respectively. Net sales are determined based on the customer destination where the products are shipped.

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	December 31,
	2023	2022
	(in thousands)
Morocco	$96,149	$79,125
Burkina	8,913	8,793
Mali	6,991	6,732
Angola	4,396	5,391
Other	471	486
Total	$116,920	$100,527

22. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties.

In 2015, the Company entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary. The Company’s Parent owns 100% of the company that owns the building. Total rent is approximately $420 per year.

Millcorp provides 100% of the imported grain to the Company. The purchases incurred were $147,284, $207,188, and $141,565 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s amounts due from related parties were $1,358 and $2,366 as of December 31, 2023, and 2022, respectively.

The Company’s loans due to related parties were $1,486 and $1,801 as of December 31, 2023, and 2022, respectively.

Moreover, the Company owed the Lighthouse Capital Limited $8 million as part of the consideration paid in consideration for the business combination consummated in 2022 with interest accruing at the rate of 8% per annum from June 8, 2022. The total outstanding consideration payable to Lighthouse Capital Limited amounts to $8,840, and $8,200 for the years ended December 31, 2023, and 2022, respectively. These amounts are recorded within accrued expenses.

The Company has not entered into any significant transactions with other related parties.

23. SUBSEQUENT EVENTS

In preparing the consolidated financial statements through the December 31, 2023, the Company has evaluated subsequent events for recognition and disclosure through April 30, 2024, the date that these consolidated financial statements and accompanying notes were available for issuance.

