Form 20-F
period 2024-12-31
Forafric Global PLC
filed 2025-04-30
CIK 1903870

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Khalid Assari

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

Tel: +011 350 20072505

Email: kassari@forafric.ma

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 26,901,592 ordinary shares.

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

“Business Combination Agreement” means the Business Combination Agreement, entered into as of December 19, 2021, as amended on April 20, 2022 and on June 8, 2022, by and among Globis, FAHL, Seller and Globis Nevada, as amended and supplemented.

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

ii

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

iii

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

iv

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2024, 2023 and 2022.

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

Warrants to purchase up to 15,789,722 Ordinary Shares became exercisable in 2022 in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of the Warrants is $11.50 per Ordinary Share, subject to adjustment pursuant to the terms of the Warrant Agreement. As of December 31, 2024, we had a total of 15,750,842 warrants outstanding. To the extent such Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Ordinary Shares.

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

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements.

On January 14, 2025, we announced that we received written notice from the listing qualifications department of The Nasdaq Stock Market (“Nasdaq”) stating that since we have not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of our second quarter (the “Six Month Report”) by December 31, 2024, we were not in compliance with Listing Rule 5250 (c) (2) (the “Rule”). On January 16, 2025, we filed our Six Month Report with the SEC, and on the same day, we received a letter from Nasdaq confirming that we were in compliance with the Rule.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our ordinary shares on Nasdaq. If we fail to satisfy the continued listing requirements of Nasdaq, Nasdaq may take steps to delist our shares of common stock. Such a delisting would have a negative effect on the price of our shares of common stock, impair the ability to sell or purchase our shares of common stock when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our shares of common stock are a “penny stock,” which would require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our shares of common stock. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our shares of common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our shares of common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We are a “controlled company” as that term is defined in the rules of Nasdaq and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements. To the extent that we elect to rely on these exemptions, shareholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As a result of the completion of the Business Combination, Seller controls a majority of the voting power (approximately 69.21%) of the outstanding Ordinary Shares. The ultimate beneficial owner of Seller is Lighthouse Corporation PTC, as trustee of the Lighthouse Settlement, the sole shareholder of Seller. The Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. The trustee, Lighthouse Corporation PTC Limited, controls the affairs of the trust.

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

We may not be able to retain existing customers, attract new customers, expand product offerings, and increase processed volumes and revenue from both new and existing customers.

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

Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Additionally, acquisitions involve other risks, such as differing levels of management and internal control effectiveness at the acquired entities, systems integration risks, the risk of impairment charges relating to goodwill and intangible assets recorded in connection with acquisitions, the risk of significant accounting charges resulting from the completion and integration of a sizeable acquisition, the need to fund increased capital expenditures and working capital requirements, our ability to retain and motivate employees of acquired entities and other unanticipated problems and liabilities. From time to time, we may also seek to divest some of our businesses or assets, including divestitures of operations in certain markets, plant or milling assets or business lines.

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

The Moroccan market where the bulk of our business originates and where we operate nine milling plants, is highly regulated by the Moroccan government. In particular:

1.	Soft wheat cannot be freely imported during the calendar year. All our soft wheat must be imported before end of April and from beginning of September or October depending on the harvests of local wheat in Morocco. This is designed to protect local Moroccan producers of wheat by enabling them to sell their production on the local market. For an industrial producer, the quality of local wheat is not high enough to ensure a good quality of finished products.

2.	Part of the flour on the Moroccan market is subsidized by the government. This mechanism is to disappear in the next few months which may change the competition on the market.

3.	All soft wheat imported to Morocco must be certificated for import by the National Office for Food Safety in Morocco (Office National de Securité Sanitaire des Produits Alimentaires, or “ONSSA”). Our subsidiaries have generally been successful in obtaining ONSSA certification of the export of wheat to Morocco. Any failure or delay in our ability to obtain ONSSA certification in the future cold have a material adverse effect on our business.

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

On June 9, 2022, we completed a Business Combination, in accordance with the Business Combination Agreement, by and among Globis, the Company, and Lighthouse Capital Limited, a Gibraltar private company limited by shares. On that day, as contemplated in the Business Combination Agreement: (i) Globis merged with and into Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”), with Merger Sub surviving (the “Merger”); (ii) immediately following the effectiveness of the Merger, all of the common stock of Merger Sub issued pursuant to the Merger were contributed to the Company; and (iii) thereafter the Company acquired 100% of the equity interests in FAHL from the Seller and FAHL became a direct subsidiary of the Company.

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

The following diagram illustrates our corporate structure as of the date of this annual report:

Forafric Global PLC
Entity: Gibraltar Public company Directors: Ira Greenstein; Rachel Bittan, Paul Packer, James Lasry, Franco Cassar, Saad Bendidi, Julien Benitah
Forafric Agro Holdings Limited
114436
Entity: Gibraltar limited company
Forafric Agro Industries Limited
Entity: Mauritius company
Forafric PT
Entity: Portuguese company
Forafric Maroc SA
Entity: Moroccan company
78.21%
MDS Burkina
Entity: BF
70.35%
MDS Mali
Entity: Mali
45%
MDS Niger
Entity: Niger
MDS Benin
Entity: Benin
MDS Guinea Bissau
Entity: GB
MDS Ivory Coast
Entity: IC
75%
Trigola
Entity: Angola

On July 26, 2023, we acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”),a soft wheat milling company with primary operations in Marrakesh, Morocco, for cash consideration and noncontrolling interest in the amount of approximately $56 thousand and the assumption of SIMS’ outstanding debts in the amount of approximately $5.3 million.

On April 5, 2024, we signed, through our subsidiary, Epidor, a long term lease agreement of 10 years with HMMA Group to rent a mill based in Meknes, Morocco. The rental fees will be $692,308 per annum for the 5 first years, $748,440 per annum for the 3 following years and $773,389 per annum for the 2 last years.

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

Overview

We operate through FAHL, our fully owned subsidiary, which is a private company limited by shares incorporated in Gibraltar under the laws of Gibraltar. FAHL is registered with the Registrar of Companies in Gibraltar under registration number 114436. FAHL is a holding company, and substantially all of our operations are conducted through our subsidiaries. Our corporate headquarters is located at Madison Building, Midtown, Queensway, Gibraltar GX11 1AA. Our registered office is located at 57/63 Line Wall Road, Gibraltar GX11 1AA.

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

Tria Group was established in 1923 in Morocco under the name Minoterie Biscuiterie d’Anfa. The brand Tria was created in 1949. Tria Group was purchased by Mr. Mohammed Jamaleddine (father of Mustapha Jamaleddine, the former CEO of the group) in 1974. At this time the group had only one mill with a total capacity of 70 tons per day. In 1981, a first investment was made to increase the capacity to 150T/day. The production of pasta and couscous was launched in 1989. In 1995, a second investment to increase the capacity was made. In 2004, Tria formed the Ceraelis trading company, and in 2008, Finalog, a logistics company, with storage facilities in Casablanca. Tria Group was managed by the Jamaleddine family until 2016 and its acquisition by Forafric.

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

Industry Overview

We operate primarily in the large and growing African food market, providing base products such as flour, semolina pasta and couscous, which are staple products for most consumers in this and other developing markets. We foresee continued market growth with the projected demographical increase and urbanization in the region. The African population was approximately 1.5 billion in 2025 and, according to the Organisation for Economic Co-operation and Development (OECD), will reach approximately 2.5 billion by 2050. Urbanization in Africa is projected to reach 1.5 billion by 2050, adding 950 million people since 2015. 36% of the world’s undernourished population is in Africa. This projected increase in urbanization is expected to lead to increased demand for more processed products.

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

Most of our assets are based in Morocco. The total wheat production for Morocco in 2024 was 5 million of metric tons (MT) of wheat and 0.9 million of MT of durum. The total consumption of wheat-based product per person in Morocco is the second highest in the world, with 200kg per person per year. This is three times the average consumption per person per year of the rest of the world, as bread remains a staple of both the Moroccan diet and of Moroccan culture. The population of Morocco is projected to grow from approximately 38 million in 2024 to 46 million by 2050.

Our Strengths

Leader in the Moroccan market

We are a leader in the Moroccan market in respect of the wheat milling business, with a milling capacity of 3,700 tons per day, compared to 3,000 tons per day in 2023. This position enables us to have better access to raw materials, to improve its productivity and to benefit from the power of our two main brands, Maymouna and Tria (See Our Brands and Products).

Raw materials are the key to profitability in our industry. Raw material accounts for up to 90% of total cost. With a total volume of 633,752 tons per year as of December 31, 2024, the group has great bargaining power, ahead of many international providers of wheat, and has, accordingly, had access to excellent conditions of purchasing.

As with every industrial business, productivity is key to performance. With nine milling plants in Morocco, we improved our productivity over the past three years and reduced our industrial cost. We consider ourselves to be among the top performing industrial units in our industry.

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

Long-term opportunities

We believe that the market in which we operate is sustainable and growing. We expect future growth in our market will be led by:

●	Continued demographical growth in the African continent from approximately 1.5 billion in 2025 to approximately 2.5 billion by 2050;

●	Increasing urbanization in Africa, projected to reach 1.5 billion by 2050, adding 800 million people since 2025; and

●	The continued growth in the consumption of our products in the region, which the Company expects to not only remain staple products, but to gain further traction with increasing urbanization.

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

Our Business Model

We have established ourself as a leading wheat milling player in Morocco. With the acquisition of SIMS in 2023, and the long term lease signed by our subsidiary Epidor in 2024 we now operate nine milling plants across Morocco (seven of which are dedicated to common wheat and two are dedicated to durum wheat) with total processing capacity of 3,700 tons per day and a total milling capacity of 1,100,000 tons per year as of December 31, 2024. We also have 1 secondary processing unit, 2 logistics platforms, and 300,000 tons of grain storage facilities in Morocco. We also operate two mills in Mali and Burkina Faso for an additional capacity of 500T per day. We are also the owner of PRODELA, an animal feed processing company in Morocco, which was established in 1991 to commercialize the bran created by the mills.

Our products are exported to 45 countries. Our primary activities include the production and sale of a variety of wheat flours, Semolina and Pasta and Couscous in Morocco and outside Morocco. Our two main brands in Morocco are MAYMOUNA and TRIA (see Our Brands and Products).

Our Brands and Products

Forafric owns two leading brands: Tria and MayMouna.

Tria

TRIA
100%
1KG
Couscous fin

TRIA
Farine de Blé Tendre
Fleur
1KG

TRIA
Langue d'oiseau
500g

TRIA
100%
1KG
Couscous complet

TRIA
100%
1KG
Couscous fin

TRIA
Farine de Blé Tendre
Fleur
1KG

TRIA
Langue d'oiseau
500g

TRIA
100%
1KG
Couscous complet

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

Tria continues to be a highly respected brand for packaged flour, precooked couscous and packaged pasta on the Moroccan market. Today, Tria combines modernity and tradition, which makes it one of the favorite brands of Moroccans. As of December 31, 2024, Tria has approximately 15% of the overall market in Morocco of couscous, approximately 28% in the market of packaged couscous, and approximately 9% of the overall market of pasta in Morocco.

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

Grinding: The wheat then goes to milling. This operation dissociates the bran and the floury part thanks to a succession of grinding and sieving. The various finished products are evaluated according to their grain size, protein level, humidity, color, etc. These analyzes are supplemented by use tests in the bakery, in particular to test the breadmaking. A series of sanitary analysis is added to ensure the wholesomeness of each product in compliance with the required standards.

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

Our Finalog subsidiary, with a capacity of 79,000 metric tons, which is based in Casablanca, manages transport, handling and storage activities. The Finalog’s multimodal platform (Road / Rail) is devoted 100% to cereals and is linked to the port of Casablanca by rail. Finalog has a daily reception capacity of 7,000 tons and 3,000 tons per day for delivery. Though most of its revenues are generated by the Company, Finalog also rents part of its facilities to other companies. We inted to sell Finalog in 2025.

Significant Events and Transactions

Due to our strong crushing volume in 2024, we believe we are the leading wheat milling player in Morocco through the acquisition and consolidation of well-known businesses Forafric (MayMouna) and the Tria Group. Forafric (MayMouna) was created in 1943 with focus on imports, repositioning its core activity on milling in the 2000s and recently developing its branding strategy to becoming a leading wheat flour brand in Morocco. Forafric (MayMouna) was acquired by us in April 2015. The Tria group was created in 1949 under the name Minoterie Biscuiterie d’Anfa, with focus on milling activity, and was acquired by us in January 2016.

Company	2024 Crushing	Market Share
IZDA*	583,397	12.03%
Forafric	536,167	11.05%
Gromic	515,836	10.63%
Zine Cereales	360,993	7.44%
Fandy	357,106	7.36%
Casa Grains	292,041	6.02%
Others	2,205,983	45.47%
Total	4,851,523	100.00%

Source ONICL Morocco

*IZDA: not a company but a group with common purchasing interest

In July 2023, we acquired a majority stake in Société Industrielle des Moulins du Sud based in Marrakech. This acquisition enabled the group to expand its market share in Morocco to reach the target of 20%. With this acquisition, the group is leader in the Marrakech Region.

In 2024, the price of raw materials remained stable and is still higher than the normative level of the years 2018-2021. The Moroccan government decided to continue with subsidies on imported wheat in 2024 and in 2025.

In February 2025, we announced that we adopted a new balance sheet strengthening strategy with a Morocco and soft wheat focus. As part of this initiative, we are divesting non-core assets: assets outside of Morocco, durum wheat focused businesses and logistics activities in Morocco. These divestments will strengthen our balance sheet and will significantly improve our working capital position.

Key Factors Affecting Operating Results

Government Regulation

We are subject to a variety of laws in each of the countries in which we operate which govern various aspects of our business, including the processing, handling, storage, transport and sale of our products; risk management activities; land-use and ownership of land, including laws regulating the acquisition or leasing of rural properties by certain entities and individuals; and environmental, health and safety matters. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from governmental agencies and our facilities are subject to periodic inspection by governmental agencies. In addition, we are subject to other laws and government policies affecting the food and agriculture industries, including food and feed safety, nutritional and labeling requirements and food security policies. In particular, ONSSA requires various certifications for the export of products to Morocco. ONSSA certifications have been obtained for the following subsidiaries of the Company: Forafric SA; Finalog; Maymouna Grain; Les Grands Moulins de Tensift; Les Grandes Semouleries du Maroc; Les Grandes Semouleries de Safi; Tria Group; and Arzak.

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

Additionally, our business could be affected in the future by regulation or taxation of greenhouse gas emissions, or policies related to national emission reduction plans. It is difficult to assess the potential impact of any resulting regulation of greenhouse gas emissions. Potential consequences could include increased energy, transportation and raw material costs, and we may be required to make additional investments to modify our facilities, equipment and processes. Climate change could also lead to stronger production variability than today which could result in price volatility. Climate change could cause temperature increases and rainfall changes that could lead to lower yields in Morocco and other semi-arid Mediterranean countries in the future. In response to such concerns, the effects of additional climate change regulatory initiatives could have adverse impacts on our business and results of operations. Compliance with environmental laws and regulations did not materially affect our earnings or competitive position in 2024.

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

Insurance

In each country where the Company conducts business, our operations and assets are subject to varying degrees of risk and uncertainty. We ensure our businesses and assets in each country in a manner that it deems appropriate for a company of our size and activities, based on an analysis of the relative risks and costs. If we were to incur a significant loss or liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations. The Company believes that it maintains adequate policies of insurance to insure its operations against such risks as can be reasonably anticipated in the markets in which it operates.

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

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plant and equipment

As of December 31, 2024, the Company owns and leases 13 refining, packing and milling facilities throughout the world with an aggregate production capacity of 4,200 metric tons per day, including nine milling plants in Morocco with an aggregate capacity of 3,700 metric tons per day. We also have two storage facilities in Morocco with an aggregate storage capacity of 250,000 metric tons.

Our corporate headquarters in Gibraltar, occupies approximately 1,200 square feet of space under a lease that expires in October 2030. We also own or lease other office space for our operations worldwide.

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

This annual report includes consolidated financial statements for the years ended December 31, 2024, 2023, and 2022.

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

As part of its new strategy with a Morocco and soft wheat focus, the Company initiated in November 2024 a plan for the potential disposal of several assets/businesses. As of December 31, 2024, the Company concluded that the following sale transactions met the criteria of classification as held for sale in accordance with Subtopic 205-20 and 360-10:

●	All long-term assets belonging to a durum wheat mill with a capacity of 240 tons per day, located in Casablanca,
●	A wholly owned subsidiary operating in logistic activities.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating Results

	For the Years Ended December 31,
In thousands of USD	2024	2023*	$ Change
Revenues	$274,223	$301,954	$(27,731)
Cost of sales	246,891	273,417	(26,526)
Gross profit	27,332	28,537	(1,205)
Operating expenses:
Selling, general and administrative expenses	35,093	27,295	7,798
Total operating expenses	35,093	27,295	7,798
Operating (loss) profit from continuing operations	(7,761)	1,242	(9,003)
Other expense (income):
Interest income	(31)	(37)	6
Interest expense	12,815	13,478	(663)
Change in fair value of derivatives and contingent consideration	(1,442)	(25)	(1,417)
Foreign exchange (gain) loss	33	(212)	245
Other non-operating expenses	2,546	-	2,546
Total other expense	13,921	13,204	717
Loss before taxes from continuing operations	(21,682)	(11,962)	(9,720)
Income tax (benefit) expense	1,651	589	1,062
Loss from continuing operations	(23,333)	(12,551)	(10,782)
Discontinued operations:
Profit (Loss) before taxes from discontinued operations	33	(652)	685
Income tax expense (benefit)	55	(695)	750
(Loss) Profit from discontinued operations	(22)	43	(65)
Net loss	$(23,355)	$(12,508)	$(10,847)

*Prior year comparatives for the year ended 2023 are adjusted following the classification of a discontinued operation (see Note 23–Assets and Liabilities Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).

Revenues

Net sales from continuing operations for the year ended December 31, 2024 amounted to $274.2 million, compared to $302.0 million for the year ended December 31, 2023, a decrease of $27.7 million, or 9.2% year over year. The decrease was primarily attributable to the decrease of crushed volume in both soft wheat and durum in Morocco.

Cost of Sales

Our cost of sales for the year ended December 31, 2024 amounted to $246.9 million, compared to $273.4 million for the year ended December 31, 2023, a decrease of $26.5 million, or 9.7% year over year. The decrease was primarily attributable to the decrease of crushed volume in both wheat and durum.

Gross Profit

Our gross profit for the year ended December 31, 2024 amounted to $27.3 million, compared to $28.5 million for the year ended December 31, 2023, a decrease of $1.2 million, or 4.2% year over year. The decrease was primarily attributable to the decrease of total sales.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2024 amounted to $35.1 million, compared to $27.3 million for the year ended December 31, 2023, an increase of $7.8 million, or 28.6% year over year. The increase was primarily attributable to impairment of other assets for $5.0 million and the increase of activity in Western Africa.

Other Expense (Income)

Our other expense (income) for the year ended December 31, 2024 amounted to $13.9 million, compared to $13.2 million for the year ended December 31, 2023, an increase of $0.7 million, or 5.4% year over year. The increase was primarily attributable to the increase of other non-operating expenses due to tax penalties in 2024.

Segments

The following table presents revenue and operating income (loss) from continuing operations by segment for the year ended December 31, 2024 and 2023:

	For the Years Ended December 31,
In thousands of USD	2024	2023*	$ Change
Sales to external customers:
Soft wheat	$215,090	$218,761	$(3,671)
Durum wheat	27,418	48,233	(20,815)
Couscous and pasta	27,021	31,410	(4,389)
All other	4,694	3,550	1,144
Total	$274,223	$301,954	$(27,731)

Cost of sales:
Soft wheat	$(194,492)	$(194,453)	$(39)
Durum wheat	(29,150)	(47,465)	18,315
Couscous and pasta	(19,397)	(28,649)	9,252
All other	(3,852)	(2,850)	(1,002)
Total	$(246,891)	$(273,417)	$26,526

Gross profit:
Soft wheat	$20,598	$24,308	$(3,710)
Durum wheat	(1,732)	768	(2,500)
Couscous and pasta	7,624	2,761	4,863
All other	842	700	142
Total	$27,332	$28,537	$(1,205)

Selling, general, and administrative expenses:
Soft wheat	$(21,806)	$(22,020)	$214
Durum wheat	(264)	(332)	68
Couscous and pasta	(9,236)	(1,095)	(8,141)
All other	(3,787)	(3,848)	61
Total	$(35,093)	$(27,295)	$(7,798)

Operating income (loss):
Soft wheat	$(1,208)	$2,288	$(3,496)
Durum wheat	(1,996)	436	(2,432)
Couscous and pasta	(1,612)	1,666	(3,278)
All other	(2,945)	(3,148)	203
Total	$(7,761)	$1,242	$(9,003)

*Prior year comparatives for the year ended 2023 are adjusted following the classification of a discontinued operation (see Note 23–Assets and Liabilities Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).

Our net sales of soft wheat for the year ended December 31, 2024 amounted to $215.1 million, compared to $218.8 million for the year ended December 31, 2023, a decrease of $3.7 million, or 1.7% year over year. The decrease was primarily attributable to the decrease of crushed volume in 2024.

Our net sales of durum wheat for the year ended December 31, 2024 amounted to $27.4 million, compared to $48.2 million for the year ended December 31, 2023, a decrease of $20.8 million, or 43.2% year over year. The decrease was primarily attributable to the planned asset disposal of one of our semolina crushing facilities.

Our net sales of couscous and pasta for the year ended December 31, 2024 amounted to $27.0 million, compared to $31.4 million for the year ended December 31, 2023, a decrease of $4.4 million, or 14.0% year over year. The decrease was primarily attributable to the decrease of volume sold in 2024.

Our cost of sales on soft wheat for the year ended December 31, 2024 amounted to $194.5 million, compared to $194.5 million for the year ended December 31, 2023, a change of $0.0 million, or 0.1% year over year. The change was primarily attributable to the decrease of crushed volume in 2024 and increased energy costs.

Our cost of sales on durum wheat for the year ended December 31, 2024 amounted to $29.2 million, compared to $47.5 million for the year ended December 31, 2023, a decrease of $18.3 million, or 38.6% year over year. The decrease was primarily attributable to the planned asset disposal of one of our semolina crushing facilities.

Our cost of sales on couscous and pasta for the year ended December 31, 2024 amounted to $19.4 million, compared to $28.6 million for the year ended December 31, 2023, a decrease of $9.3 million, or 32.3% year over year. The decrease was primarily attributable to the decrease of volume sold in 2024.

Our selling, general, and administrative expenses on soft wheat for the year ended December 31, 2024 amounted to $21.8 million, compared to $22.0 million for the year ended December 31, 2023, a decrease of $0.2 million, or 1.0% year over year. The decrease was primarily attributable to the decrease of transportation costs in 2024.

Our selling, general, and administrative expenses on durum wheat for the year ended December 31, 2024 amounted to $0.3 million, compared to $0.3 million for the year ended December 31, 2023, a change of $0.0 million or 0.0% year over year.

Our selling, general, and administrative expenses on couscous and pasta for the year ended December 31, 2024 amounted to $9.2 million, compared to $1.1 million for the year ended December 31, 2023, an increase of $8.1 million year over year. The increase was primarily attributable to other selling, general, and administrative costs.

Liquidity and Capital Resources

In connection with the preparation of the consolidated financial statements for the year ending December 31, 2024, management has evaluated the company’s ability to continue as a going concern. Based on current financial conditions, the company has incurred significant operating losses in recent periods, and its cash flow projections indicate that it may not have sufficient liquidity to meet its obligations over the next twelve months.

As of April 30, 2025, management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale of non-core assets. These plans have not been finalized but management is confident on the closing of the sale of a wholly owned subsidiary operating in logistics activities and the sale of long-term assets belonging to a durum wheat mill for total estimated proceeds of $10.0 million and $19.0 million, respectively. The closings of both potential transactions are expected to be completed by May 31, 2025.

These conditions, among others, raise substantial doubt about the company’s ability to continue as a going concern. The financial statements have been prepared assuming the company will continue as a going concern, but if the company is unable to secure additional financing or otherwise resolve these uncertainties, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Cash and Cash Equivalents - Cash and cash equivalents were $12.2 million and $24.0 million at December 31, 2024 and December 31, 2023, respectively, a decrease of $11.8 million, or 49.0% year over year. The decrease was primarily attributable to repayment of financial debt on wheat inventory.

Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net were $18.0 million and $34.7 million at December 31, 2024 and December 31, 2023, respectively, a decrease of $16.7 million, or 48.2% year over year. The decrease was primarily attributable to decrease of sales in H2 2024.

Inventories - Inventories were $15.2 million and $28.4 million at December 31, 2024 and December 31, 2023, respectively, a decrease of $13.2 million, or 46.4% year over year. The decrease was primarily attributable to decrease of sales during the second half of 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating Results

	For the Years Ended December 31,
In thousands of USD	2023*	2022*	$ Change
Revenues	$301,954	$283,932	$18,022
Cost of sales	273,417	254,724	18,693
Gross profit	28,537	29,208	(671)
Operating expenses:
Selling, general and administrative expenses	27,295	26,933	362
Total operating expenses	27,295	26,933	362
Operating (loss) profit from continuing operations	1,242	2,275	(1,033)
Other expense (income):
Interest income	(37)	(34)	(3)
Interest expense	13,478	11,944	1,534
Change in fair value of derivatives and contingent consideration	(25)	(4,733)	4,708
Foreign exchange (gain) loss	(212)	10,364	(10,576)
Other non-operating expenses	-	1,691	(1,691)
Total other expense	13,204	19,232	(6,028)
Loss before taxes from continuing operations	(11,962)	(16,957)	4,995
Income tax expense (benefit)	589	(1,844)	2,433
Loss from continuing operations	(12,551)	(15,113)	2,562
Profit (Loss) before taxes from discontinued operations	(652)	(4,271)	3,619
Income tax expense	(695)	(214)	(481)
Income (Loss) from discontinued operations	43	(4,057)	4,100
Net loss	$(12,508)	$(19,170)	$6,662

*Prior year comparatives for the year ended 2023 and 2022 are adjusted following the classification of a discontinued operation (see Note 23–Assets and Liabilities Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).

Revenues

Our net revenues from continuing operations for the year ended December 31, 2023 amounted to $302.0 million, compared to $283.9 million for the year ended December 31, 2022, an increase of $18.0 million, or 6.3% year over year. The increase was a direct result of an increase in sales volume.

Cost of Sales

Our cost of sales for the year ended December 31, 2023 amounted to $273.4 million, compared to $254.7 million for the year ended December 31, 2022, an increase of $18.7 million, or 7.3% year over year. The increase was primarily attributable to the increase of volume and unfavorable conditions on buying raw materials.

Gross Profits

Our gross profits for the year ended December 31, 2023 amounted $28.5 million compared to $29.2 million for the year ended December 31, 2022, a decrease of $0.7 million or 2.3% year over year. The decrease was primarily due to the increase of cost of sales.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2023 amounted $27.3 million, compared to $26.9 million for the year ended December 31, 2022, an increase of $0.4 million, or 1.3% year over year. The increase was primarily attributable to increase of activity.

Other Expense (Income)

Our other expense income for the year ended December 31, 2023 amounted $13.2 million compared to $19.2 million for the year ended December 31, 2022, a decrease of $6.0 million or 31.3% year over year. The decrease was primarily attributable to decrease in foreign exchange (gain) loss.

Segments

The following table presents revenue and operating income (loss) from continuing operations by segment for the year ended December 31, 2023 and 2022:

	For the Years Ended December 31,
In thousands of USD	2023*	2022*	$ Change
Sales to external customers:
Soft wheat	$218,761	$213,775	$4,986
Durum wheat	48,233	38,607	9,626
Couscous and pasta	31,410	27,159	4,251
All other	3,550	4,391	(841)
Total	$301,954	$283,932	$18,022
Cost of Sales:
Soft wheat	$(194,453)	$(183,868)	$(10,585)
Durum wheat	(47,465)	(38,971)	(8,494)
Couscous and pasta	(28,649)	(28,820)	171
All other	(2,850)	(3,065)	215
Total	$(273,417)	$(254,724)	$(18,693)
Gross profit:
Soft wheat	$24,308	$29,907	$(5,599)
Durum wheat	768	(364)	1,132
Couscous and pasta	2,761	(1,661)	4,422
All other	700	1,326	(626)
Total	$28,537	$29,208	$(671)
Selling, general, and administrative expenses:
Soft wheat	$(22,020)	$(20,950)	$(1,070)
Durum wheat	(332)	(447)	115
Couscous and pasta	(1,095)	(263)	(832)
All other	(3,848)	(5,273)	1,425
Total	$(27,295)	$(26,933)	$(362)
Operating income (loss):
Soft wheat	$2,288	$8,957	$(6,669)
Durum wheat	436	(811)	1,247
Couscous and pasta	1,666	(1,924)	3,590
All other	(3,148)	(3,947)	799
Total	$1,242	$2,275	$(1,033)

*Prior year comparatives for the year ended 2023 and 2022 are adjusted following the classification of a discontinued operation (see Note 23–Assets and Liabilities Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).

Our net sales of soft wheat amounted to $218.8 million for the year ended December 31, 2023 compared to $213.8 million for the year ended December 31, 2022, an increase of $5.0 million or 2.3% year over year. The increase was primarily attributable to an increase in volume of sales coupled with capacity extension in two Moroccan regions and the acquisition of SIMS during 2023.

Our net sales of durum wheat amounted $48.2 million for the year ended December 31, 2023 compared to $38.6 million for the year ended December 31, 2022, an increase of $9.6 million or 24.9% year over year. The increase was primarily attributable to an increase in volume during fiscal 2023.

Our net sales of Couscous and Pasta amounted $31.4 million for the year ended December 31, 2023 compared to $27.2 million for the year ended December 31, 2022, an increase of $4.3 million or 15.7% year over year. The increase was primarily attributable to an increase in volume.

Our cost of sales on soft wheat for the year ended December 31, 2023 amounted to $194.5 million, compared to $183.9 million for the year ended December 31, 2022, an increase of $10.6 million, or 5.8% year over year. The increase was primarily attributable to an increase in volume of sales coupled with capacity extension in two Moroccan regions and the acquisition of SIMS during 2023.

Our cost of sales on durum wheat for the year ended December 31, 2023 amounted to $47.5 million, compared to $39.0 million for the year ended December 31, 2022, an increase of $8.5 million, or 21.8% year over year. The increase was primarily attributable to an increase in volume during fiscal 2023.

Our cost of sales on couscous and pasta for the year ended December 31, 2023 amounted to $28.6 million, compared to $28.8 million for the year ended December 31, 2022, a decrease of $0.2 million, or 0.6% year over year. The decrease was primarily attributable to decrease production costs in 2023.

Our selling, general, and administrative expenses on soft wheat for the year ended December 31, 2023 amounted to $22.0 million, compared to $21.0 million for the year ended December 31, 2023, an increase of $1.1 million, or 5.1% year over year. The increase was primarily attributable to increase transportation costs and overall sales volume.

Our selling, general, and administrative expenses on durum wheat for the year ended December 31, 2023 amounted to $0.3 million, compared to $0.4 million for the year ended December 31, 2022, a decrease of $0.1 million, or 25.7% year over year. The cost stayed consistent period over period.

Our selling, general, and administrative expenses on couscous and pasta for the year ended December 31, 2023 amounted to $1.1 million, compared to $0.3 million for the year ended December 31, 2022, an increase of $0.8 million, or 316.3% year over year. The increase was primarily attributable to an increase in packaging costs and overall activity.

Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Assets and liabilities held for sale and discontinued operations – The Company classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset, and the sale expected to be completed within one year from the date of the classification.

Assets and liabilities classified as held for sale are presented separately in the Consolidated Balance Sheets. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss only if they represent a strategic shift.

Recent Accounting Pronouncements

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 21, Segment Information in the accompanying notes to the consolidated financial statements for further detail.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information, as of the date hereof, concerning the persons who serve as executive officers of the Company.

Name	Age	Position(s)
Khalid Assari	62	CEO and Chairman of the Board
Julien Benitah	43	CFO
Mustapha Ghazali	53	CTO
Oury Marciano	41	VP Business Development

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

Name	Age	Position(s)
Khalid Assari	62	CEO and Chairman of the Board
Julien Benitah	43	Director
Franco Cassar	65	Director
James Lasry	57	Director
Paul Packer	54	Director
Ira Greenstein	65	Director
Rachel Bitan	49	Director

Executive Officers and Directors

Khalid Assari – Mr. Assari has served as the Chief Executive Officer of the Company and its wholly-owned subsidiary, Forafric Morocco, since December 2024, and as the Chairman of our Board since April 2025. Mr. Assari has had a long and successful career in the agricultural business, holding several senior positions within Caissed e Dépôts (CDG Group). From 2020 to 2024, he was an investor in the real estate and agro business sectors in Morocco. From 2016 through 2018, Mr. Assari was the CEO of Forafric Morocco. Mr. Assari holds an MBA in finance from Old Dominion University in Norfolk, Virginia, United States.

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

Ira Greenstein – Mr. Greenstein has served as a member of the Board since June 2022. Mr Greenstein is a founding partner of Pierson Ferdinand LLP, an international law firm formed in January 2024. From 2022-2023, he was a partner in FisherBroyles LLP.  Prior to that, Mr. Greenstein served as Senior Advisor to Qrypt, Inc., a quantum cryptography company from 2019-2021. Prior to that ,he served as Deputy Assistant and Strategist to President Trump from 2017-2018. Prior to serving in the Trump Administration, Mr. Greenstein was President of Genie Energy, Ltd., a retail energy and oil and gas exploration company that was spun off from IDT Corp., an international telecommunications carrier, from 2011-2017. Mr. Greenstein served as President and Counsel to the Chairman of IDT, from 2000-2011, and counsel and advisor to various companies, including Net2Phone, Inc., a pioneer in voice over the internet protocol. Prior to joining IDT, Mr. Greenstein was a partner in Morrison & Foerster LLP, where he served as the Chairman of that firm’s New York office’s Business Department. Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Slate, Meagher & Flom LLP and served on the Securities Advisory Committee and as secondment counsel to the Ontario Securities Commission. At the OSC, Mr. Greenstein advised on the implementation of the US-Canada Multijurisdictional Disclosure System and on the securities law aspects of NAFTA. Since February 2025, Mr. Greenstein is serving on the Board of Directors of Franklin Wireless Corp. Prior to that, Mr. Greenstein served on the Boards of Directors of NanoVibronixInc. and Regal Bank of New Jersey. Mr. Greenstein served on the Boards of Trustees of Young Israel of Scarsdale, Ramaz, SAR Academy and Friends of Jerusalem College of Technology. Mr. Greenstein received a B.S. from Cornell University School of Industrial and Labor Relations (1981) and a J.D. from Columbia University Law School (1985) where he currently serves as a member of the Dean’s Council. Mr. Greenstein is based in the United States.

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

B. Compensation of Executive Directors and Executive Officers

This section discusses the material components of the executive compensation program offered to the executive officers of FAHL who were “named executive officers” for 2024 and who serve as executive officers of the Company. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

●	Saad Bendidi, our former Chairman;

●	Mustapha Jamaleddine, our former Chief Executive Officer; and

●	Julien Benitah, our Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Company adopts in the future could vary significantly from our historical practices and currently planned programs summarized in this discussion.

2024 Summary Compensation Table

The following table presents information regarding the compensation earned or received by our NEOs for services rendered during the fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Saad Bendidi(2)	2024	183,112		21,987	205,099
Former Chairman of the Board			0

Mustapha Jamaleddine(3)	2024	415,193		93,621	508,814
Former Chief Executive Officer			0

Julien Benitah,	2024	246,622	0	11,719	258,341
Chief Financial Officer

(1)	Other compensation includes employer contributions and social security paid by FAHL, a car allowance, and the value of other perquisites.

(2)	Effective April 4, 2025, Saad Bendidi retired as the Chairman of the Board of the Company.
(3)	Effective December 31, 2024, Mustapha Jamaleddine retired as the Chief Executive Officer of the Company.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Each of the NEOs is paid a base salary commensurate with the executive’s skill set, experience, role and responsibilities. For Fiscal Year 2024, the annual base salaries Messers Bendidi, Jamaleddine and Benitah were $183,112, $415,193 and $246,622, respectively.

Annual Cash Bonuses

Based on the performance of the Company, no bonuses have been awarded in 2024.

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

Director Compensation

The following table presents the total compensation for each person who served as a non-employee director of the Board during fiscal year 2024.

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

D. Employees

As of December 31, 2024, our subsidiaries had approximately 600 employees, located in 4 countries. None of our employees are represented by labor unions. In general, we consider our employee relations to be good. Our international workforce naturally results in a diversity of cultural, national and religious representation. We care about our people, and seek to promote their welfare, development and personal growth. The Company is dedicated to creating incentive programs to encourage and reward innovation and dedication.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,901,592 Ordinary Shares outstanding as of the date of this annual report.

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

Name of Beneficial Owners	Number of Ordinary Share Beneficially Owned		Percentage of Outstanding Ordinary Share
5% Stockholders:
Lighthouse Settlement	19,250,483	(1)	71.62%

Executive Officers and Directors:
Paul Packer	2,173,876	(2)	8.1%
Khalid Assari	-		-
Julien Benitah	-		-
Franco Cassar	7,118		*
James Lasry	7,118		*
Ira Greenstein	7,118		*
Rachel Bitan	7,118		*
All directors and executive officers as a group (7 individuals)	2,202,348		8.11%

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

(2) Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 14, 2024. Based on such Schedule 13G, Mr. Paul Packer may be deemed to beneficially own 2,173,876 shares of the Company, individually and as managing member of (a) Globis Capital Advisors, L.L.C, for itself and as the general partner of Globis Capital Partners, L.P., and (b) Globis Capital, L.L.C. for itself and as the general partner of Globis Capital Management, L.P., the Investment Manager of Globis Capital Partners, L.P. With respect to such shares, Mr. Packer has shared voting power and shared dispositive power.

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

FAHL Related Person Transactions

Lease agreement

In 2015, FAHL entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary, with a lease term through 2024. The Seller owns 100% of the company that owns the building. Total rent is approximately $420,000 per year. This lease has ended on December 31, 2024.

Exclusive Supply Agreement

Pursuant to Framework Contract for Delegation of Purchases and Terms of Application, between Forafric Maroc and Millcorp, a wholly owned subsidiary of the Seller, FAHL is obligated to obtain at least 80% of its annual requirements of common wheat, durum wheat, or any other cereal, for the five year period which began on April 1, 2018 and ended on March 31, 2023. The agreement was subsequently extended 3 years through March 31, 2026 as agreed upon by the parties. Millcorp is currently providing 100% of the imported grain to FAHL. The purchases incurred were $67,042 million and $147,284 million, as of December 31, 2024 and 2023, respectively.

Other Related Party Transactions

As a result of the Business Combination, the Seller was paid the principal sum of $8,000,000 together with interest on the outstanding amount from the Closing Date up to the date of payment (computed on the basis of a 360-day year consisting of twelve (12) months of thirty (30) days) accrued but unpaid thereon at the fixed per annum rate of 8%.

The Company’s amounts due from related parties were $1.2 million and $1.4 million as of December 31, 2024, and 2023, respectively.

The Company’s loans due to related parties were $7.7 million and $1.5 million as of December 31, 2024, and 2023, respectively.

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

B. Memorandum and Articles of Association

Copies of our Memorandum and Articles of Association are attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

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

Nevertheless, whether the Company is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of the Company’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether the Company will be a PFIC in 2024 or for any future taxable year.

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

Not applicable.

J. Annual Report to Security Holders

Not applicable.

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

Commodities Risk

We operate in many areas of the food industry, from agricultural raw materials to the production and sale of branded food products. As a result, we purchase and produce various materials, many of which are agricultural commodities, including: Flour, Semolina, Pasta and Couscous.

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

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2024, were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2024. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

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

	For the years ended December 31,
	2024	2023

Audit fees	$675,000	$645,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$675,000	$645,000

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

Not applicable.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as Exhibit 11.1 to this annual report.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Forafric Global, PLC, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed with SEC on June 9, 2022)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, and incorporate herein by reference).
2.2*	Description of Securities.
4.1	Business Combination Agreement, entered into as of December 19, 2021, by and among Globis Acquisition Corp., Seller and FAHL (incorporated by reference to Exhibit 2.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 20, 2021).
4.2	Amendment No. 1 to Business Combination Agreement, entered into as of April 20, 2022, by and among Globis Acquisition Corp., Seller, FAHL and Globis NV Merger Corp (incorporated by reference to Exhibit 2.2 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.3	Amendment No. 2 to Purchase Agreement, dated June 8, 2022 (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
4.4	Warrant Agreement, dated December 10, 2020, between Globis Acquisition Corp. and VStock Transfer, LLC. (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.5	Warrant Assignment and Novation Agreement, dated as of June 9, 2022, by and between Globis NV Merger 2 Corp. and Forafric Global PLC (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 10, 2022).
4.6	Letter Agreement, dated December 10, 2020, among Globis Acquisition Corp., the Sponsors and each of the officers and directors of Globis Acquisition Corp. (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.7	Registration Rights Agreement, dated December 10, 2020, between Globis Acquisition Corp. and the Sponsors (incorporated by reference to Exhibit 10.4 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.8	Subscription Agreement, dated December 31, 2021, by and between Globis Acquisition Corp. and the undersigned subscriber party thereto. (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.9	Bond Subscription Deed, dated as of December 31, 2021, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.10	Amendment to Bond Subscription Deed, dated as of April 20, 2022, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.10 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.11	Forafric 2022 Long Term Employee Share Incentive Plan (incorporated by reference to Exhibit 10.6 of Forafric Global PLC’ Form 8-K (File No. 001-41416), filed with the SEC on June 15, 2022).

4.12	Agreement, dated March 29, 2018, by and between Forafric Maroc and Millcorp Geneve (incorporated by reference to Exhibit 10.6 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)
4.13	Summary of terms of loans owed by Forafric Agro Holdings Limited to Yariv Elbaz, Michael Elbaz, Lighthouse Settlement and Lighthouse Capital Limited (incorporated by reference to Exhibit 10.7 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.14	Lease Agreement, dated January 2, 2018, by and between Forafric Maroc and Darafric SARL AU for the rent of the headquarters of Forafric Maroc in Casablanca (incorporated by reference to Exhibit 10.8 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)
4.15	Form of Forafric Global PLC Director Deed of Indemnity (incorporated by reference to Exhibit 10.9 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.16	Form of Forward Share Purchase Agreement (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
4.17	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with SEC on November 3, 2022)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F, filed with SEC on April 30, 2024)
11.1*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP, Independent Registered Public Accounting Firm.
97.1#	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F, filed with SEC on April 30, 2024)
101	The following financial information from Forafric Global Plc’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101)

*	Filed herewith.
##	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Forafric Global, PLC

Date: April 30, 2025	By:	/s/ Khalid Assari
Khalid Assari
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

/s/ Julien Benitah
Julien Benitah
Chief Financial Officer
(Principal Accounting and Financial Officer)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Forafric Global PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Forafric Global PLC (the “Company”), as of December 31, 2024 and 2023, the related Consolidated Statements of Operations and Comprehensive Loss, Changes in Stockholders’ Equity and Cash Flows for the years ended December 31, 2024, 2023 and 2022 and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding the Company’s Ability to Continue as a Going Concern

The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Consolidated Financial Statements, the Company has suffered recurring losses from operations, has an accumulated deficit and does not believe that its current level of cash and cash equivalents is sufficient to fund continuing operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Melville, New York

April 30, 2025

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$12,231	$23,998
Accounts receivable, net	17,977	34,703
Amount due from related parties	1,195	1,358
Other receivables	5,405	17,115
Inventories	15,224	28,378
Prepaid expenses and other current assets	11,480	15,405
Assets held for sale, current	13,873	285
Total current assets	77,385	121,242
Property, plant, and equipment, net	101,645	107,256
Right-of-use assets	16,183	13,264
Goodwill	42,886	44,011
Intangible assets, net	4,404	4,648
Other assets, noncurrent	3,575	4,763
Assets held for sale, noncurrent	-	14,266
Total assets	$246,078	$309,450

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$52,126	$48,517
Lines of credit – wheat inventories	88,378	126,452
Accounts payable	35,308	46,214
Accrued expenses	22,594	17,603
Contract liabilities	2,215	1,272
Current portion of long-term debt	4,635	10,449
Contingent consideration liability	-	1,326
Other liabilities, current	440	645
Liabilities held-for-sale, current	1,574	1,224
Total current liabilities	207,270	253,702
Long-term debt	13,116	11,753
Loan from related party	7,715	1,486
Deferred tax liabilities, net	9,569	10,321
Other liabilities, noncurrent	3,092	2,676
Liabilities held for sale, noncurrent	-	306
Total liabilities	240,762	280,244
Commitments and contingencies (Note 20)

Stockholders’ equity:
Preferred shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at December 31, 2024 and 2023, respectively	$-	$-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,901,592 and 26,879,202 issued and outstanding, at December 31, 2024 and 2023, respectively	27	27
Additional paid-in capital	143,649	143,127
Accumulated deficit	(139,679)	(115,354)
Accumulated other comprehensive loss	(5,670)	(5,005)
Non-controlling interest	6,989	6,411
Total Stockholders’ equity	5,316	29,206
Total liabilities and Stockholders’ equity	$246,078	$309,450

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	December 31,
	2024	2023	2022

Revenues	$274,223	$301,954	$283,932
Cost of sales	246,891	273,417	254,724
Gross profit	27,332	28,537	29,208
Operating expenses:
Selling, general and administrative expenses	35,093	27,295	26,933
Total operating expenses	35,093	27,295	26,933
Operating (loss) profit from continuing operations	(7,761)	1,242	2,275
Other expense (income):
Interest income	(31)	(37)	(34)
Interest expense	12,815	13,478	11,944
Change in fair value of derivatives and contingent consideration	(1,442)	(25)	(4,733)
Foreign Exchange loss (gain)	33	(212)	10,364
Other non-operating expenses	2,546	-	1,691
Total other expense	13,921	13,204	19,232
Loss before taxes from continuing operations	(21,682)	(11,962)	(16,957)
Income tax expense (benefit)	1,651	589	(1,844)
Loss from continuing operations	(23,333)	(12,551)	(15,113)
Discontinued operations:
Profit (loss) before taxes from discontinued operations	33	(652)	(4,271)
Income tax expense (benefit)	55	(695)	(214)
(Loss) profit from discontinued operations	(22)	43	(4,057)
Net loss	(23,355)	(12,508)	(19,170)
Net income (loss) attributable to noncontrolling interest	970	168	(42)
Net loss attributable to the Company	$(24,325)	$(12,676)	$(19,128)

Loss from continuing operations per ordinary shares outstanding – basic and diluted	$(0.87)	$(0.47)	$(0.57)
Loss from discontinued operations per ordinary shares outstanding – basic and diluted	$(0.00)	$0.00	$(0.15)

Weighted average number of ordinary shares outstanding - basic and diluted	26,884,238	26,879,159	26,604,710

Net loss	(23,355)	(12,508)	(19,170)
Other comprehensive loss net of tax:
Foreign currency translation adjustments	(1,057)	(1,747)	(7,242)
Total other comprehensive loss	(1,057)	(1,747)	(7,242)
Comprehensive loss	(24,412)	(14,255)	(26,412)
less: Comprehensive income (loss) attributable to non-controlling interest	578	442	(615)
Comprehensive loss attributable to the Company	$(24,990)	$(14,697)	$(25,797)

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share and per share data)

							Accumulated
					Additional		Other	Non-	Total
	Ordinary shares		Class Z Ordinary Shares		Paid-in	Accumulated	Comprehensive	Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Equity

Balance, December 31, 2021 - issued	120,000,000	$120,000	-	$-	$119,979	$(83,550)	$3,685	$7,517	$47,652
Retroactive adjustment to reflect recapitalization	(99,444,405)	(119,979)	-	-	119,979	-	-	-	-
Balance, December 31, 2021 - adjusted	20,555,595	$21	-	$-	$119,979	$(83,550)	$3,685	$7,517	$47,652
Merger and recapitalization	7,451,249	7	29,999,990	30	44,926	-	-	-	44,963
Transaction costs	-	-	-	-	(3,104)	-	-	-	(3,104)
Derivative liability for forward purchase agreement	-	-	-	-	(4,685)	-	-	-	(4,685)
Contingent consideration liability	-	-	-	-	(1,308)	-	-	-	(1,308)
Shares issued upon exercise of warrants	38,780	-	-	-	446	-	-	-	446
Share-based compensation	13,200	-	-	-	125	-	-	-	125
Settlement of forward share purchase agreement derivative liability	(1,179,722)	(1)	-	-	(12,721)	-	-	-	(12,722)
Net loss	-	-	-	-	-	(19,128)	-	(42)	(19,170)
Foreign exchange loss	-	-	-	-	-	-	(6,669)	(573)	(7,242)
Balance, December 31, 2022	26,879,102	$27	29,999,990	$30	$143,658	$(102,678)	$(2,984)	$6,902	$44,955
Shares repurchased and retired	-	-	(29,999,990)	(30)	-	-	-	-	(30)
Shares issued upon exercise of warrants	100	-	-	-	1	-	-	-	1
Acquisition of non-controlling interest	-	-	-	-	(549)	-	-	(933)	(1,482)
Redeemable noncontrolling interest	-	-	-	-	(152)	-	-	-	(152)
Share-based compensation	-	-	-	-	169	-	-	-	169
Net (loss) income	-	-	-	-	-	(12,676)	-	168	(12,508)
Foreign exchange (loss) gain	-	-	-	-	-	-	(2,021)	274	(1,747)
Balance, December 31, 2023	26,879,202	$27	-	$-	$143,127	$(115,354)	$(5,005)	$6,411	$29,206
Share-based compensation	22,390	-	-	-	522	-	-	-	522
Net (loss) income	-	-	-	-	-	(24,325)	-	970	(23,355)
Foreign exchange loss	-	-	-	-	-	-	(665)	(392)	(1,057)
Balance, December 31, 2024	26,901,592	$27	-	$-	$143,649	$(139,679)	$(5,670)	$6,989	$5,316

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(23,355)	$(12,508)	$(19,170)
Less: Income (loss) from discontinued operations, net of tax	22	(43)	4,057
Net loss from continuing operations	(23,333)	(12,551)	(15,113)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities from continuing operations:
Depreciation of property, plant and equipment	4,338	4,494	4,715
Amortization of intangible assets	352	259	142
Amortization of right-of-use assets	1,353	1,059	1,457
Bad debt expense	895	87	150
Impairment of other assets	4,962	-	-
Change in fair value of derivatives and contingent consideration	(1,442)	(25)	(4,733)
Non-cash accretion of interest expense	65	129	-
Share-based compensation	522	169	125
Deferred income taxes	(581)	(1,286)	(3,883)
Changes in operating assets and liabilities:
Accounts receivable	8,852	(1,845)	(12,183)
Other receivables	11,539	26,658	(26,079)
Prepaid expenses and other current assets	8,065	8,059	(16,467)
Inventories	10,129	1,656	6,125
Other assets, noncurrent	1,143	(1,632)	(2,238)
Accounts payable	(10,942)	8,950	13,989
Lease liabilities	(695)	(581)	(776)
Other payables and liabilities	7,035	(310)	(4,614)
Net cash provided by (used in) operating activities from continuing operations	22,257	33,290	(59,383)
Net cash provided by operating activities from discontinued operations	1,209	36	1,814
Net cash provided by (used in) operating activities	23,466	33,326	(57,569)
Cash flows from investing activities:
Acquisition of businesses and assets, net of cash acquired	-	(37)	-
Purchases of property, plant, and equipment	(1,776)	(9,485)	(4,469)
Sales of property, plant, and equipment	7	47	765
Additions to intangible assets	(283)	(319)	(262)
Net cash used in investing activities from continuing operations	(2,052)	(9,794)	(3,966)
Net cash used in investing activities from discontinued operations	(9)	(43)	(64)
Net cash used in investing activities	(2,061)	(9,837)	(4,030)
Cash flows from financing activities:
Cash acquired in merger and recapitalization	-	-	13,966
Proceeds from forward share purchase agreement	-	-	6,719
Proceeds from convertible bonds issued	-	-	11,000
Proceeds from exercise of warrants	-	1	446
Transaction costs	-	-	(3,104)
Loans from related parties	5,640	-	(100)
Borrowings on working capital facilities, net	7,349	(1,803)	(24,279)
Borrowings on lines of credit – Wheat inventories	50,385	59,604	117,225
Repayments on lines of credit – Wheat inventories	(86,349)	(77,781)	(39,420)
Borrowings on loans	862	3,733	2,792
Repayments on loans	(8,678)	(5,149)	(8,708)
Net cash (used in) provided by financing activities from continuing operations	(30,791)	(21,395)	76,537
Net cash (used in) provided by financing activities from discontinued operations	(2,397)	213	(1,546)
Net cash (used in) provided by financing activities	(33,188)	(21,182)	74,991
Effect of exchange rate changes on cash and cash equivalents	(7)	(3,113)	(2,958)
Net (decrease) increase in cash and cash equivalents	(11,790)	(806)	10,434
Cash and cash equivalents, beginning of year	24,021	24,827	14,393
Cash and cash equivalents, end of year	$12,231	$24,021	$24,827

Non-cash activities:
Non-cash acquisition of non-controlling interest	$-	$1,482	$-
Shares repurchased and retired	$-	$30	$-
Forward share purchase agreements	$-	$-	$4,685
Contingent consideration liability	$-	$-	$1,308
Conversion of convertible bonds into ordinary shares	$-	$-	$11,797
Consideration and accrued interest paid to selling stockholder in ordinary shares	$-	$-	$12,398

Supplemental cash flow disclosures:
Interest paid	$13,079	$15,750	$11,343
Net income taxes paid	$2,232	$1,987	$2,228

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022

(In thousands, except share and per share data)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and Subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry. The Company operates in Morocco and West Africa and has a complete offering of flours and semolina, as well secondary processing products including pasta and couscous, rice, and starches.

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

Unless otherwise noted, discussion in these Notes to Consolidated Financial Statements refers to our continuing operations. Refer to Note 23, Assets and liabilities held for sale and discontinued operations, for additional information.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Other Receivables – Other receivables include government subsidies for the production and sale of flour. The Moroccan government provides a fixed subsidy based on production and customer. Subsidies are paid by the Moroccan government twice a year based on sales of flour for the previous six months. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the consolidated statement of operations. During the year ended December 31, 2024, and 2023, the Company received $17,299 and $43,509, respectively, in the aggregate of government subsidies for the production of affordable flour and relief from import tax on foreign sourced raw materials from the Moroccan government.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

Advertising - The Company has elected to expense all advertising costs as incurred. The Company expenses advertising costs as incurred and such expenses totaled $69, $258, and $19 for the fiscal years ending December 31, 2024, 2023 and 2022, respectively.

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

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as they occur.

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

The Company measures the derivative liability / asset related to foreign currency forward contracts at fair value on a recurring basis. Refer to Note 13 – Foreign currency forward contracts.

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

Assets and liabilities held for sale and discontinued operations – The Company classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset, and the sale expected to be completed within one year from the date of the classification.

Assets and liabilities classified as held for sale are presented separately in the Consolidated Balance Sheets. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss only if they represent a strategic shift. The revenue and expenses included in the results of discontinued operations are the revenue and direct operating expenses incurred by the discontinued component that may be reasonably segregated from the revenue and costs of the ongoing operations of the Company. Refer to Note 23 for further information.

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

Reclassifications – Certain prior period amounts have been reclassified to conform to the current period presentation and following the classification assets and liabilities held for sale and discontinued operations.

Liquidity and going concern - In connection with the preparation of the consolidated financial statements for the year ending December 31, 2024, management has evaluated the company’s ability to continue as a going concern. Based on current financial conditions, the company has incurred significant operating losses in recent periods, and its cash flow projections indicate that it may not have sufficient liquidity to meet its obligations over the next twelve months.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

As of April 30, 2025, management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale of non-core assets. These plans have not been finalized but management is confident on the closing of the sale of a wholly owned subsidiary operating in logistics activities and the sale of long-term assets belonging to a durum wheat mill for total estimated proceeds of $10,000 and $19,000, respectively. The closings of both transactions are expected to be completed by May 31, 2025. As of December 31, 2024, the Company concluded that the pending transactions met the criteria of classification as held for sale in accordance with Subtopic 205-20 and 360-10. Refer to Note 23, Assets and liabilities held for sale and discontinued operations, for additional information.

These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements have been prepared assuming the Company will continue as a going concern, but if the Company is unable to secure additional financing or otherwise resolve these uncertainties, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 21, Segment Information in the accompanying notes to the consolidated financial statements for further detail.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Other than as described above, no accounting pronouncements issued or effective during the year ended December 31, 2024, has had or is expected to have a material impact on the consolidated financial statements.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company does not record leases with a term of 12 months or less on the balance sheet.

Supplemental balance sheet information related to leases was as follows:

	Balance Sheet	December 31,
	Classification	2024	2023
Assets		(in thousands)
Operating leases	Right-of-use assets	$6,931	$3,377
Finance leases	Right-of-use assets	9,252	9,887
Total assets		$16,183	$13,264

Liabilities
Current liabilities
Operating leases	Current portion of long-term debt	$635	$625
Finance leases	Current portion of long-term debt	390	987
Total current liabilities		1,025	1,612
Noncurrent liabilities
Operating leases	Long-term debt	5,893	2,191
Finance leases	Long-term debt	182	554
Total noncurrent liabilities		6,075	2,745
Total liabilities		$7,100	$4,357

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

The weighted-average discount rates for the Company’s leases were as follows:

	December 31,
	2024	2023
Operating leases	5.2%	5.0%
Finance leases	7.0%	7.0%

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

The weighted-average remaining lease term of the Company’s leases were as follows:

	December 31,
	2024	2023
Operating leases	9.5 years	6.5 years
Finance leases	0.5 years	1.4 years

The components of lease expense for the years ended December 31, 2024, 2023, and 2022 were as follows:

	December 31,
	2024	2023	2022
	(in thousands)
Operating lease cost	$810	$581	$987
Finance lease cost:
Amortization of right-of-use assets	543	478	470
Interest on lease liabilities	81	156	190
Total lease cost	$1,434	$1,215	$1,647

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

As of December 31, 2024, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
2025	$1,022	$465
2026	983	86
2027	949	57
2028	919	21
2029	857	-
Thereafter	3,905	-
Total lease payments	8,635	629
Less: Interest	(2,107)	(57)
Present value of lease liabilities	$6,528	$572

Other information related to leases for the years ended December 31, 2024, 2023, and 2022 were as follows:

	December 31,
	2024	2023	2022
	(in thousands)
Cash paid for amounts included in the measurement
of lease liabilities:
Operating cash flows used for operating leases	$810	$581	$987
Operating cash flows used for finance leases	$543	$478	$470
Financing cash flows used for finance leases	$81	$156	$190

5. ACCOUNTS RECEIVABLE

The gross and realizable value of accounts receivable are detailed as follows:

	December 31,
	2024	2023
	(in thousands)
Accounts receivable	$33,544	$49,682
Allowance for credit losses	(15,567)	(14,979)
Total	$17,977	$34,703

Changes in allowances for credit losses consisted of:

Allowance for
Estimated Credit Losses
(in thousands)
Balance at December 31, 2022	$(14,067)
Current period provision for expected credit losses	(87)
Foreign currency exchange adjustments	(825)
Balance at December 31, 2023	$(14,979)
Current period provision for expected credit losses	(895)
Foreign currency exchange adjustments	307
Balance at December 31, 2024	$(15,567)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2024	2023
	(in thousands)
Value-added tax receivable	$1,614	$1,547
Prepaid income taxes	4,476	3,165
Advances to suppliers	3,515	3,541
Prepaid expenses	485	565
Insurance recoveries	-	4,984
Other current assets	1,390	1,603
Total	$11,480	$15,405

7. INVENTORIES

Inventories are detailed as follows:

	December 31,
	2024	2023
	(in thousands)
Merchandise	$847	$874
Raw materials and consumable supplies	12,819	22,821
Finished Goods	1,558	4,683
Total	$15,224	$28,378

The Company has no inventory reserves as of December 31, 2024, and 2023.

8. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2024	2023
	(in thousands)
Land	$22,857	$23,368
Buildings	54,026	54,282
Machinery and equipment	60,498	58,986
Assets in progress	6,661	10,263
Others	5,036	5,336
Total	149,078	152,235
Less accumulated depreciation	(47,433)	(44,979)
Total	$101,645	$107,256

Depreciation expense was $4,338 and $4,494 for the years ended December 31, 2024, and 2023, respectively.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill allocated to its reporting units for the year ended December 31, 2024, and 2023 are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2022	$31,410	$2,277	$7,981	$41,668
Foreign currency exchange adjustments	1,741	134	468	2,343
Balance at December 31, 2023	$33,151	$2,411	$8,449	$44,011
Foreign currency exchange adjustments	(890)	(52)	(183)	(1,125)
Balance at December 31, 2024	$32,261	$2,359	$8,266	$42,886

The Company performed the annual impairment assessment as of December 31, 2024, and 2023, which did not result in impairment losses.

Changes in the carrying amount of intangible assets for the year ended December 31, 2024, and 2023 are as follows:

	Trade	Customer	Other	Intangible
	names	relationships	intangibles	Assets
	(in thousands)
Balance at December 31, 2022	$927	$1,796	$1,000	$3,723
Acquisitions	-	-	987	987
Amortization	-	(92)	(167)	(259)
Foreign currency exchange adjustments	40	71	86	197
Balance at December 31, 2023	$967	$1,775	$1,906	$4,648
Acquisitions	-	-	283	283
Amortization	-	(93)	(259)	(352)
Foreign currency exchange adjustments	(47)	(89)	(39)	(175)
Balance at December 31, 2024	$920	$1,593	$1,891	$4,404

As of December 31, 2024, the weighted-average remaining amortization period for intangibles other than goodwill is 8.3 years and future intangible amortization is expected to total the following:

(in thousands)
2025	$600
2026	600
2027	600
2028	475
2029	349
Thereafter	860
Total amortization	$3,484

10. ACCRUED EXPENSES

Accrued expenses consist of:

	December 31,
	2024	2023
	(in thousands)
Consideration payable to selling stockholder	$9,480	$8,840
Accrued government taxes	9,127	5,068
Accrued interest	2,304	2,047
Accrued salaries and benefits	592	657
Accruals to social agencies	637	669
Other accrued expenses	454	322
Total	$22,594	$17,603

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

11. LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $52,126. Interest rates range from 5.6% to 7.5%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $133,000, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 2.75% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

In December 2024, the Company received a demand letter from a lender requesting immediate repayment of two outstanding loan facilities. The demand was issued as a result of a shortfall in the level of inventory pledged as collateral under the terms of the loan agreements. A review performed by the lender determined that the pledged inventory had fallen below the required threshold.

The outstanding balance of the loan facilities subject to the demand is $42,000. The Company is currently in active discussions with the lender to resolve the matter, which may include reinstating compliance through the provision of additional collateral or refinancing the facility under revised terms.

At this time, no assurance can be given regarding the outcome of these negotiations. The Company is evaluating the financial and operational implications of this demand and will take all necessary measures to protect its interests and ensure continuity of operations. Management has assessed the implications of this event and has included the related borrowings as current liabilities as of December 31, 2024.

12. LONG-TERM DEBT

The long-term debt of is presented as follows:

	December 31,
	2024	2023
	(in thousands)
Loans	$10,651	$17,845
Leases	7,100	4,357
Total outstanding debt	17,751	22,202
Less current portion	(4,635)	(10,449)
Total long-term debt	$13,116	$11,753

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums, if any, are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $13 to $215, with annual payments ranging from approximately $103 to $332. Interest on the Term Loans range from 5.5% to 9.0% per annum. The Term Loans mature through 2034.

Lease Obligations

The Company owes $7,186 and $4,467 related to its leases as of December 31, 2024, and 2023, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 4 for additional information regarding the Company’s leases.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The scheduled maturities of outstanding debt As of December 31, 2024 are as follows:

(in thousands)
2025	$4,634
2026	2,968
2027	2,426
2028	1,554
2029	1,476
Thereafter	4,693
Total outstanding debt	$17,751

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

The Company had 8 foreign currency forward contracts outstanding as of December 31, 2024, with a notional value of $8,540 and €2,020 ($2,098), respectively. All of these contracts will expire by December 31, 2025. These instruments are typically short term in duration.

Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate as of the reporting period; thus, the Company measures the fair value of these contracts under a Level 2 input.

The foreign currency forward contract assets totaled $272 and $430, respectively at December 31,2024 and 2023. The Foreign currency forward contract liabilities totaled $67 and 337, respectively at December 31, 2024 and 2023. These assets and liabilities are recorded within prepaid expenses and other current assets, and other liabilities, current, respectively on the consolidated balance sheets. The Company recorded a gain on foreign exchange forward contracts of $116 for the year ended December 31, 2024.

14. CONTINGENT CONSIDERATION LIABILITY

In accordance with the terms of the Business Combination Agreement, the Company will pay to the Seller 20% of any cash proceeds received by Company before the five-year anniversary of the Closing resulting from the exercise of Company Warrants outstanding as of June 9, 2022.

The contingent consideration liability is included in “Contingent consideration liability” on the consolidated balance sheet. Changes in the fair value of the liability are included in “Change in fair value of derivatives and contingent consideration” on the Consolidated Statements of Operations.

The Company utilized a probability weighted scenario-based model under a level 3 input to determine the fair value of the contingent consideration. Based on this valuation model, the Company determined the fair value of the contingent consideration to be $0 and $1,326 as of December 31, 2024, and 2023, respectively. The assumptions used in the analysis are inherently subjective; therefore, the ultimate amount of the liability may differ materially from the current estimate.

As of December 31, 2023, the significant unobservable inputs used in the fair value measurement of the contingent consideration liability are measures of the estimated payouts over a five-year period based on internally generated financial projections on a probability-weighted basis and a discount rate which was in a range of 4.49% to 5.47% with a weighted average of 4.94%.

As of December 31, 2024, the contingent consideration liability has been valued at nil based on the management’s assessment that the probability that any contingent consideration will be paid is remote based on the terms and conditions of the Business Combination Agreement and remaining time left until the five-year anniversary of the closing.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table presents a summary of the changes in the fair value of the contingent consideration liability:

(in thousands)
December 31, 2022	$1,260
Change in fair value	66
December 31, 2023	$1,326
Change in fair value	(1,326)
December 31, 2024	$-

15. INCOME TAXES

The following table presents the components of the December 31, 2024, 2023 and 2022 provision for income taxes:

	December 31,
	2024	2023	2022
	(in thousands)
Current	$2,232	$1,875	$2,039
Deferred	(581)	(1,286)	(3,883)
Total income tax expense	$1,651	$589	$(1,844)

The Company’s effective tax rate was -8%, -5%, and 11% for the year ended December 31, 2024, 2023 and 2022, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on revenue and other specific income items.

The current tax expense corresponds to the amounts paid or pending of payment in short-term to the Moroccan tax authorities for the period, according to the Law and Regulations of Morocco. The Company’s filed tax returns from the 2021 through 2024 tax years remain open for examination by the tax authorities under the normal statute of limitations.

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

The following is a reconciliation of income tax expense computed at the Moroccan statutory tax rate to the income tax expense reported in the consolidated statements of operations:

	December 31,
	2024	2023	2022
	(in thousands)
Net loss	$(23,333)	$(12,551)	$(15,113)
Income tax benefit for the period	1,651	589	(1,844)
Loss before tax	(21,682)	(11,962)	(16,957)
Effective tax rate	-8%	-5%	11%
Permanent differences not deductible (taxable) for tax purposes	3,421	3,685	(1,577)
Unrecognised tax losses	2,292	695	4,989
Other	280	(1,408)	-
Recalculated tax benefit	$(4,342)	$(2,383)	$(5,256)
Statutory tax rate in Morocco	20%	20%	31%

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The tax effects of temporary differences giving rise to deferred income tax assets (liabilities) were:

	December 31,
	2024	2023
	(in thousands)
Fixed assets and intangible assets	$(9,845)	$(9,317)
Loss carryforward	7,710	6,247
Leases	(2,375)	(2,344)
Others	(170)	(102)
Less: valuation allowance	(4,889)	(4,805)
Deferred tax liabilities, net	$(9,569)	$(10,321)

During the years ended December 31, 2024, and 2023, the Company has $40,349 and $37,228, respectively, as cumulative net operating losses of which $19,262 and $23,546 that begin to expire within four years, respectively.

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

The Company maintains a valuation allowance for deferred tax assets that may not be realizable in the future. During the year ended December 31, 2024, the Company reassessed its deferred tax assets and liabilities, including the valuation allowance, in accordance with ASC 740, “Income Taxes.”

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. Following the release of the aforementioned valuation allowance, we continue to believe it is more likely than not that the benefit for certain net operating loss carryforwards will not be realized. In recognition of this risk, we continue to provide a partial valuation allowance on the deferred tax assets relating to these carryforwards in the amount of $4,889 and $4,805 as of December 31, 2024 and 2023, respectively. These allowance amounts correspond mainly to carryforward losses that are not indefinite.

16. VARIABLE INTEREST ENTITIES AND ACQUISITIONS

Asset acquisitions

On July 26, 2023, Forafric acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”), a soft wheat milling company with primary operations in Marrakesh, for cash consideration and noncontrolling interest in the amount of approximately $56 and the assumption of SIMS’ outstanding debts for $5,318.

The transaction met the screen test and was accounted for as an acquisition of assets under U.S. GAAP. Accordingly, the acquisition cost was allocated on a relative fair value basis.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table represents the final purchase cost allocation:

Allocated cost
Property, plant, and equipment	$8,788
Intangible assets	686
Right-of-use assets	331
Inventories	59
Accounts receivable	28
Cash and cash equivalents	7
Other liabilities, noncurrent	(2,328)
Accounts payable	(1,503)
Other payables	(694)
Total net assets acquired	$5,374

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

Ordinary Shares - The Company is authorized to issue 100,000,000 Ordinary Shares with a par value of $.001 per share. As of December 31, 2024, a total of 26,901,592 ordinary shares were issued and outstanding. In the event of the liquidation of the Company, after satisfaction of liabilities to creditors, the assets of the Company will be distributed to the holders of the ordinary shares in the Company in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares may be subject to those of the holders of any preferred shares the Company may issue in the future.

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $0.001 per share. As of December 31, 2024, and 2023, the Company had zero Class Z Ordinary Shares issued and outstanding, respectively. All outstanding Class Z non-redeemable and non-convertible ordinary shares were repurchased and retired during 2023.

Warrants

Public Warrants - There were 11,461,120 public warrants outstanding at December 31, 2024, and 2023. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

Private Warrants - At December 31, 2024, and 2023, there were 4,289,722 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder shall be entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. As of December 31, 2024, there have been no Earnout Shares issued.

The Earnout have been deemed financial instruments to be issued upon the occurrence of contingent earn out provisions. The Earnout Shares are accounted for under ASC Topic 815-40, “Derivatives and Hedging”, pursuant to which the Earnout Shares are considered to be indexed to the Company’s own stock and therefore will be classified as equity instruments.

18. SHARE-BASED COMPENSATION

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

The following table summarizes all stock option activity for the year ended December 31, 2024:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2023	64,705	$0.001	9.38	$685
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding at December 31, 2024	64,705	$0.001	8.38	$663
Exercisable at December 31, 2024	-	$-	-	$-

The weighted-average grant-date fair value of options was $10.99.

As of December 31, 2024, the unrecognized compensation expense associated with the stock options is $271 and it will be recognized over 12 months from the end of December 31, 2024.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The grant date fair value of the stock options was estimated using the following assumptions:

Expected term	5 years
Volatility	62.39%
Expected dividend yield	0.00%
Annual Risk Free Rate	3.52%

The following table summarizes the phantom option activity for the year ended December 31, 2024:

	Phantom Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2023	53,613	$0.001	9.38	$568
Granted	3,700	0.001	10.00	38
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding at December 31, 2024	57,313	$0.001	8.45	$587
Exercisable at December 31, 2024	-	$-	-	$-

The weighted-average fair value of the phantom stock options for the year ended December 31, 2024, was $10.25. The liability for outstanding phantom stock options as of December 31, 2024 was $351 and is included in other liabilities in the consolidated balance sheet.

As of December 31, 2024, the unrecognized compensation expense associated with the phantom options is $237 and it will be recognized over 12 months from the end of December 31, 2024.

The fair value of the phantom options at December 31, 2024 was estimated using the following assumptions:

Expected term	5 years
Volatility	55.00%
Expected dividend yield	0.00%
Annual Risk Free Rate	4.38%

In addition to the equity incentive plan discussed above, the Company entered into a Director Service Agreement, on November 2, 2022 (the “Director Agreements”). The Director Agreements stipulate that each director shall receive that number of shares of the Company’s common stock equal to $25, based on the market price of the Common Stock, on June 9, 2022 (the “Commencement Date”) and on each anniversary of the Commencement Date. As of December 31, 2024, the total compensation expense associated with the Director Service Agreement is $312.

19. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) by the number of weighted average ordinary shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 26,884,238 and 26,879,159 and 26,604,710 for the years ended December 31, 2024, 2023 and 2022, respectively. Because there was no activity to cause dilution in the weighted average ordinary shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout and option shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

The Company entered into a five-year supply agreement with Millcorp Geneva SA (“Millcorp”), pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp. The agreement expired on March 31, 2023 and was subsequently amended to extend through March 2026. The purchases incurred were $67,042, $147,284, and $207,188 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $35,464 As of December 31, 2024.

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements at December 31, 2024.

21. SEGMENT INFORMATION

The Company manages operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. The Company has designated reportable segments based on how management views its business. The Company does not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented. The reportable segments, as presented below, are consistent with the way the Company reports its results to the chief operating decision maker (“CODM”). Management determined that the Company’s CEO, is ultimately responsible for allocating resources and assessing the performance of the Company. As such, the CEO is the CODM in accordance with ASC 280-10-50-5.

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

The Company evaluates the performance of its segments based on sales, cost of sales and operating income. Operating income (loss) is defined as gross profit less sales & marketing costs, direct selling, general, and administrative expenses, and other operating expenses. The amounts in the following tables are obtained from reports used by senior management and do not include income taxes.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Financial information relating to the Company’s reportable segments is as follows:

	December 31,
	2024	2023	2022
	(in thousands)
Sales to external customers:
Soft Wheat	$215,090	$218,761	$213,775
Durum Wheat	27,418	48,233	38,607
Couscous & Pasta	27,021	31,410	27,159
All other	4,694	3,550	4,391
Total	$274,223	$301,954	$283,932
Cost of sales (1)
Soft Wheat	$(194,492)	$(194,453)	$(183,868)
Durum Wheat	(29,150)	(47,465)	(38,971)
Couscous & Pasta	(19,397)	(28,649)	(28,820)
All other	(3,852)	(2,850)	(3,065)
Total	$(246,891)	$(273,417)	$(254,724)
Gross profit
Soft Wheat	$20,598	$24,308	$29,907
Durum Wheat	(1,732)	768	(364)
Couscous & Pasta	7,624	2,761	(1,661)
All other	842	700	1,326
Total	$27,332	$28,537	$29,208
Selling, general, and administrative expenses (2)
Soft Wheat	$(21,806)	$(22,020)	$(20,950)
Durum Wheat	(264)	(332)	(447)
Couscous & Pasta	(9,236)	(1,095)	(263)
All other	(3,787)	(3,848)	(5,273)
Total	$(35,093)	$(27,295)	$(26,933)
Operating income (loss)
Soft Wheat	$(1,208)	$2,288	$8,957
Durum Wheat	(1,996)	436	(811)
Couscous & Pasta	(1,612)	1,666	(1,924)
All other	(2,945)	(3,148)	(3,947)
Total	$(7,761)	$1,242	$2,275

(1)	Primarily includes purchases of inventory, packaging, and other sales costs.
(2)	Primarily includes payroll costs, transportation fees, professional fees, and other selling, general, and administrative costs.

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 18.5% (11.8% in Mali, 4.7% in Burkina and 2% in other countries) and 12.7% of total consolidated net sales from operations for the years ended December 31, 2024, and 2023, respectively. Net sales are determined based on the customer destination where the products are shipped.

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	December 31,
	2024	2023
	(in thousands)
Morocco	$82,391	$86,485
Burkina	8,269	8,913
Mali	6,508	6,991
Angola	4,016	4,396
Other	461	471
Total	$101,645	$107,256

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

22. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties.

In 2015, the Company entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary. The Company’s Parent owns 100% of the company that owns the building. Total rent is approximately $420 per year. The lease agreement has been terminated effective on December 31, 2024.

Millcorp provides significant part of the imported grain to the Company. The purchases incurred were $67,042, $147,284 and $207,188 for the years ended December 31, 2024, 2023 and 2022, respectively. The Company’s has outstanding amounts of $5,545 and $1,891 included in the account payable due to Millcorp as of December 31, 2024 and 2023, respectively.

The Company grants share-based payments to non-executive members of its board of directors in exchange for directors’ services. For the year ended December 31, 2024, the share-based compensation expense recognized was $312.

The Company’s amounts due from related parties were $1,195 and $1,358 as of December 31, 2024, and 2023, respectively.

The Company’s loans from related parties were $7,715 and $1,486 as of December 31, 2024, and 2023, respectively.

Moreover, the Company owed the Lighthouse Capital Limited $8,000 as part of the consideration paid in consideration for the business combination consummated in 2022 with interest accruing at the rate of 8% per annum from June 8, 2022. The total outstanding consideration payable to Lighthouse Capital Limited amounts to $9,480, and $8,840 for the years ended December 31, 2024, and 2023, respectively. These amounts are recorded within accrued expenses.

The Company has not entered into any significant transactions with other related parties.

23. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

As part of its new strategy with a Morocco and soft wheat focus, the Company initiated in November 2024 a plan for the potential disposal of several assets and businesses. As of December 31, 2024, the Company concluded that the following pending sale transactions met the criteria of classification as held for sale in accordance with Subtopic 205-20 and 360-10:

-	All long-term assets belonging to a durum wheat mill with a capacity of 240 tons per day, located in Casablanca,

-	A wholly owned subsidiary operating in logistic activities.

In January 2025, the Company entered into an agreement for the sale of these two items for total consideration of $29,000. The Company expects to finalize these transactions before the end of May 2025.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table presents a summary of the carrying amounts of major classes of assets and liabilities classified as held for sale:

	December 31,
	2024	2023
	(in thousands)
Carrying amounts of major classes of assets included as part of discontinued operations:
Property, plant, and equipment, net	$6,685	$7,066
Goodwill	4,380	4,477
	$11,065	$11,543

Carrying amounts of major classes of assets not included as part of discontinued operations:
Cash and cash equivalents	$-	$23
Accounts receivable, net	139	13
Prepaid expenses and other current assets	119	249
Property, plant, and equipment, net	2,439	2,598
Right-of-use assets	107	121
Other assets, noncurrent	4	4
	$2,808	$3,008

Total assets held for sale	$13,873	$14,551

Carrying amounts of major classes of liabilities included as part of discontinued operations:
Deferred tax liabilities	$404	$443
	$404	$443

Carrying amounts of major classes of liabilities not included as part of discontinued operations:
Lines of credit – working capital	$209	$-
Accounts payable	187	247
Accrued expenses	514	512
Current portion of long-term debt	23	22
Long-term debt	63	88
Deferred tax liabilities, net	174	218
	$1,170	$1,087

Total liabilities held for sale	$1,574	$1,530

The following table presents the major line items constituting pretax profit (loss) of discontinued operations:

	December 31,
	2024	2023	2022
	(in thousands)
Revenues	$11,866	$3,522	$5,840
Cost of sales	(9,045)	(1,461)	(5,675)
Selling, general and administrative expenses	(2,264)	(2,170)	(3,862)
Interest expense	(521)	(538)	(569)
Foreign Exchange loss	(3)	(5)	(5)
Total pretax profit (loss) of discontinued operations	$33	$(652)	$(4,271)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Cash and cash equivalents, as reported in the consolidated statements of cash flows, are reconciled to the balance sheet as follows:

	December 31,
	2024	2023
	(in thousands)
Cash and cash equivalents	$12,231	$23,998
Cash and cash equivalents in held-for-sale assets	-	23
Amounts reported in the consolidated statements of cash flows	$12,231	$24,021

24. SUBSEQUENT EVENTS

In preparing the consolidated financial statements through the December 31, 2024, the Company has evaluated subsequent events for recognition and disclosure through April 30, 2025, the date that these consolidated financial statements and accompanying notes were available for issuance.

In January 2025, the Company entered into agreements for the sale of all long-term assets belonging to a durum wheat mill, for a total consideration of $19,000 and the sale of a wholly owned subsidiary operating in logistics activities for a total consideration of $10,000.

