Form 20-F
period 2025-12-31
Forafric Global PLC
filed 2026-05-15
CIK 1903870

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 26,917,597 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

- i -

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 20-F, or our annual report, to the “Company,” “we,” “us,” “our,” “Forafric,” “group” and other similar terms refer to Forafric Global PLC and its consolidated subsidiaries or to Forafric Agro Holdings Limited (“FAHL”) and its subsidiaries prior to the Business Combination (as defined in “Item 4. Information on the Company – A. History and Development of the Company” of this annual report). All references to “shares” or “ordinary shares” are to our ordinary shares, par value $0.001 per share. All references to “warrants” are to the Public Warrants and the Private Placement Warrants, unless the context otherwise requires (both as defined in “Item 4. Information on the Company – A. History and Development of the Company” of this annual report).

PRESENTATION OF FINANCIAL INFORMATION

This annual report includes our audited consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2025, 2024 and 2023.

Our equity is funded in U.S. dollars (“USD”), and we currently incur the majority of revenues and expenses in Moroccan Dirhams (“MAD”). The Moroccan Dirham is currently pegged to the U.S. dollar and the Euro.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The Forafric logo and other trademarks and service marks of Forafric Global PLC appearing in this annual report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this annual report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us, by any other companies.

MARKET AND INDUSTRY DATA

This annual report contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. Forward-looking information obtained from these sources is subject to uncertainty and risk due to a variety of factors, including those described under “Special Note Regarding Forward-Looking Statements.” While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

- ii -

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions, funding plans and results of operations, including our ability to continue as a going concern;

●	the success of acquisitions and dispositions;

●	our expectations regarding demand for and market acceptance of our products once available;

●	our expectations regarding our development and commercialization of our products;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

You should thoroughly read this annual report and the documents referred to in this annual report with the understanding that our actual future results may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

- iii -

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report on Form 20-F and in our other filings with the United States Securities and Exchange Commission (the “SEC”) including the following risk factors which we face, and which are faced by our industry. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” elsewhere in this annual report.

Summary Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

●	Our business is subject to fluctuations in agricultural commodity and other raw material prices, transportation costs, energy prices, interest rates and foreign currency exchange rates, in each case caused by factors outside of our control that could adversely affect our operating results.

●	Our business is dependent upon our ability to obtain quality raw materials.

●	Our business may be adversely affected by disruptions in its distribution and logistical systems.

●	Our business is vulnerable to the effects of supply and demand imbalances in our industries.

●	We are subject to global and regional economic downturns and related risks.

●	We are subject to currency exchange rate fluctuations which may have an adverse effect on our business.

●	We are subject to economic, political and other risks of doing business globally and in emerging markets.

●	A natural disaster, economic depression or other adverse events affecting Morocco, where most of our facilities and customers are located, could adversely affect our business.

●	Severe adverse weather conditions, such as hurricanes or severe storms, or the effects of global warming, may also result in extensive property damage, extended business interruption, personal injuries and other loss and damage to us.

●	We are dependent upon a small group of key executives and employees - If we fail to retain and motivate members of our management team and other key employees or fail to attract, train and retain additional employees to support our operations, our business and future growth prospects would be harmed.

●	Risks relating to our disclosure controls and procedures and internal financial reporting controls.

●	We may not be able to retain existing customers, attract new customers, expand product offerings, and increase processed volumes and revenue from both new and existing customers.

●	Effective December 31, 2025, we no longer qualify as an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies no longer apply, which will increase our costs and demands on management.

●	We face significant competition in highly competitive global commodity markets.

●	Our business and operations would suffer in the event of information technology (“IT”) system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.

●	We have incurred and will continue to incur significant costs and devote substantial management time as a result of operating as a public company.

●	We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	There is substantial doubt about our ability to continue as a going concern.

●	We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and expand our business.

●	Raising additional capital may cause dilution to our shareholders.

●	The proposed sale of a controlling interest in Forafric Maroc SA to Cap Holding is subject to regulatory and other approvals and may not be completed on the anticipated terms or timeline, or at all.

●	Our proposed strategic expansion into defense, food security and energy may not achieve its intended benefits and exposes us to new and heightened risks.

●	Our risk management strategies may not be effective.

●	We may not realize the anticipated benefits of acquisitions or joint ventures.

●	Government regulation of agricultural commodities, including extensive regulation of the Moroccan market, could adversely affect our business and results of operations.

●	Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

●	Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

●	Issuances by us of additional securities could affect ownership and voting rights over us.

●	Our warrants are exercisable for our ordinary shares, which increases the number of shares eligible for future resale in the public market and results in dilution to our shareholders.

●	Future resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

●	There is no guarantee that the warrants will be in the money, and they may expire worthless.

●	A market for our ordinary shares may not be sustained, which would adversely affect the liquidity and price of our ordinary shares.

●	The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such warrants.

●	If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

●	We qualify as a “controlled company” within the meaning of the rules of The Nasdaq Stock Market (“Nasdaq”) and, as a result, we may rely on exemptions from certain corporate governance requirements.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of Gibraltar, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

●	We do not anticipate paying dividends for the foreseeable future.

●	We may be classified as a passive foreign investment company, which could have adverse U.S. federal income tax consequences for U.S. investors.

Risks Related to Our Business

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

The quality of our products depends upon the quality of raw materials. If we do not have access to high-quality wheat, we have to use enhancers such as enzymes, ascorbic acid and gluten, to reach a higher level of quality. Such additional costs will negatively impact our results.

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

Historically, the market of flour mills in Morocco is imbalanced, with periods of high demand and periods of low demand and with a supply capacity exceeding the demand. To maintain our market shares, we must compete on price and reduce margins.

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

Due to the international nature of our business, we are exposed to currency exchange rate fluctuations. Changes in exchange rates between the U.S. dollar and other currencies, particularly the Angolan Kwanza and the Euro, affect our revenues and expenses that are denominated in local currencies and may also have a negative impact on the value of our assets.

We are subject to economic, political and other risks of doing business globally and in emerging markets, including geopolitical instability, conflict, sanctions and export controls.

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

We are also exposed to other risks of international operations, including:

●	changes in laws and regulations or their interpretation or enforcement in the countries where we operate, such as tax laws,

●	sovereign risk;

●	exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

●	challenges in maintaining an effective internal control environment with operations in multiple international locations, including language differences, varying levels of U.S. Generally Accepted Accounting Principles (“GAAP”) expertise in international locations;

●	labor disruptions, civil unrest, significant political instability, wars or other armed conflict or acts of terrorism;

●	adverse trade policies or trade barriers on agricultural commodities and commodity products, sanctions and export controls, including as a result of the current conflicts in the Middle East and Eastern Europe;

●	inflation and hyperinflationary economic conditions and adverse economic effects resulting from governmental attempts to control inflation, such as imposition of wage and price controls and higher interest rates;

●	difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions; and

●	government intervention, including through expropriation, or regulation of the economy or natural resources, including restrictions on foreign ownership of land or other assets.

These risks could adversely affect our operations, business strategies and operating results.

A natural disaster, economic depression or other adverse events affecting Morocco, where most of our facilities and customers are located, could adversely affect our business.

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

The international price of wheat is the main risk in our operations. Fluctuation of wheat cost depends on weather and strategies of the main producers of wheat based in North America, Central Europe and around the Black Sea. Adverse weather conditions have historically caused volatility in the agricultural commodity industry by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of the agricultural commodities that we sell and use in our business, negatively affect the creditworthiness of agricultural producers who do business with us or impact our ability to obtain sufficient unprocessed grains to meet demand. Variations in the acquisition price of wheat cannot be directly passed on to our average selling price of flour, semolina, pasta and couscous.

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

Our success and future growth depend largely upon the continued services of our executive officers as well as our other key employees. These executives and certain key employees have been primarily responsible for the success and growth of our Company and development of our brands, reputation and relationships with our customers. None of such persons is subject to long-term written employment arrangements. The loss of any such persons could adversely affect our business and ability to grow. In addition, our success depends in part upon our ability to attract, train and retain a sufficient number of employees and managers who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. An inability to either replace departing personnel or attract and retain new qualified personnel could adversely affect our business.

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

We believe that our insurance coverage is consistent with industry practice and is sufficient for our needs. However, claims under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, or we may incur severe, unexpected losses that are not fully covered by our insurance. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, our business and operating results could be adversely affected.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis, and our financial statements may be materially misstated.

When we are no longer a smaller reporting company, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed.

When we are no longer a smaller reporting company, if our auditors were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common stock to decline. Internal control deficiencies could also result in a restatement of our financial results in the future.

Effective December 31, 2025, we no longer qualify as an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies no longer apply, which will increase our costs and demands on management.

As of December 31, 2025, we no longer qualify as an emerging growth company within the meaning of Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startup Act of 2012 (“JOBS Act”). As such, we are subject to certain disclosure and compliance requirements that apply to other public companies but did not previously apply to us due to our status as an emerging growth company.

As an emerging growth company, we were permitted to rely on certain accommodations under the JOBS Act, to the extent relevant to foreign private issuers, including scaled disclosure accommodations, relief from the requirement to provide an auditor attestation report on internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act for so long as we qualified as an emerging growth company, and the ability to defer compliance with certain new or revised financial accounting standards until those standards would otherwise apply to private companies. Effective December 31, 2025, these emerging growth company accommodations are no longer available to us, and we must comply with the disclosure, financial reporting and compliance requirements applicable to public companies that are not emerging growth companies, subject to any separate exemptions or accommodations that remain available to us as a foreign private issuer or as a non-accelerated filer.

The loss of emerging growth company status will increase the complexity of our SEC reporting and compliance obligations and may require additional legal, accounting, financial reporting, investor relations and management resources, in addition to the public company costs described elsewhere in this Item 3.D.

Although we are currently a non-accelerated filer and this annual report does not include an attestation report of our registered public accounting firm on internal control over financial reporting, we can no longer rely on the JOBS Act exemption from Section 404(b) of the Sarbanes-Oxley Act. If we become an accelerated filer or large accelerated filer in the future, auditor attestation requirements could require substantial additional management effort and increase our audit, accounting and compliance costs.

As a result, the loss of emerging growth company status may make our reporting obligations more costly and time-consuming, place additional demands on our management, finance and accounting personnel, divert management’s attention from operating and growing our business, and materially adversely affect our business, financial condition, results of operations and ability to access the capital markets.

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

We face significant competition in highly competitive global commodity markets.

We face significant competition in each of our businesses, and we have numerous competitors, some of which are larger and have greater financial resources than we have. As many of the products we sell are global commodities, the markets for our products are highly price competitive and, in many cases, sensitive to product substitution. In addition, to compete effectively, we must continuously focus on improving efficiency in our production and distribution operations, as well as developing and maintaining appropriate market share and customer relationships. Competition could cause us to lose market share or reduce pricing, which could have an adverse effect on our business and profitability.

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

We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage, and the further development and commercialization of our product candidates could be delayed. We have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of artificial intelligence increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. Such IT system failures, cybersecurity attacks or vulnerabilities to our or our third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and our competitive position could be harmed, and the further development and commercialization of our products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Furthermore, significant security breaches or disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us.

We have incurred and will continue to incur significant costs and devote substantial management time as a result of operating as a public company.

Our management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could result in an increasing amount of their time that may be devoted to these activities which could result in less time being devoted to the management of our business. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States.

As a public company, we have incurred and may continue to incur significant legal, accounting, and other expenses. Compliance with these requirements has resulted in additional legal and financial compliance costs and made some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. We will continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

As a result of disclosure of information as a public company, our business and financial condition has become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If the claims are successful, our business, financial condition and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and adversely affect our business, financial condition and results of operations. These factors could also make it more difficult for us to attract and retain qualified colleagues, executive officers, and members of our board of directors.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Any semi-annual reports or press releases we may issue relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true:

●	the majority of our directors or executive officers are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

If we lose our status as a foreign private issuer in the future, we will, among other things, be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Risks Related to Our Capital Requirements

There is substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited consolidated financial statements for the year ended December 31, 2025, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have incurred net losses of $13.8 million, $23.4 million and $12.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of $154.6 million. These events and conditions, along with other matters, indicate that a material uncertainty exists that raises substantial doubt about our ability to continue as a going concern. The financial statements for 2025 do not include any adjustments that might result from the outcome of this uncertainty. Management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale or strategic restructuring of certain assets. As part of these initiatives, the Company completed the sale of a wholly owned subsidiary engaged in logistics activities in August 2025 for proceeds of approximately $8.3 million and the sale of long-term assets related to a durum wheat milling operation in March 2026 for proceeds of approximately $18.7 million.

We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and expand our business.

We require significant amounts of capital to operate our business and fund capital expenditures. In addition, our working capital needs are directly affected by the prices of agricultural commodities, with increases in commodity prices generally causing increases in our borrowing levels. Furthermore, the expansion of our business and pursuit of acquisitions or other business opportunities may require us to have access to significant amounts of capital and working capital. If we are unable to generate sufficient cash flows or raise sufficient external financing to fund these activities and their working capital, we may be forced to limit our operations and growth plans, which has and may continue to adversely impact our competitiveness and, therefore, our results of operations.

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

Risks Related to Our Growth Strategy

The proposed sale of a controlling interest in Forafric Maroc SA to Cap Holding is subject to regulatory and other approvals and may not be completed on the anticipated terms or timeline, or at all.

On March 9, 2026, we submitted to the Moroccan Competition Council a proposed transaction under which Cap Holding SA (“Cap Holding”), a Moroccan industrial group, may obtain a controlling interest in Forafric Maroc SA, our indirect subsidiary (“Forafric Maroc”). The Moroccan Competition Council has since granted antitrust approval in connection with the proposed transaction. Completion of the transaction, however, remains subject to additional conditions, including approval by our board of directors and other customary closing conditions, and there can be no assurance that the transaction will be completed on the anticipated terms or timeline, or at all. Even if the transaction is completed, we may not realize the anticipated strategic or financial benefits of the transaction, or such benefits may be smaller in scope or take longer to realize than expected, including as a result of regulatory remedies, transitional disruption, our loss of control over Forafric Maroc, or adverse reactions from employees, customers, suppliers or other counterparties. The pendency of the transaction could divert management attention; disrupt relationships with employees, customers, suppliers or other counterparties; and result in additional costs. If the transaction is not completed, or if the expected benefits are not realized on the anticipated timeline or at all, our business, results of operations, reputation and share price could be adversely affected. See “Item 4. Information on the Company – A. History and Development of the Company” for additional information regarding the proposed transaction.

Our proposed strategic expansion into defense, food security and energy may not achieve its intended benefits and exposes us to new and heightened risks.

On April 23, 2026, we announced a strategic expansion initiative to complement our core agribusiness operations by pursuing opportunities in defense, food security and energy infrastructure through joint ventures, partnerships and selective investments, with a disciplined approach to capital allocation. These initiatives are at an early stage and are expected to require capabilities, regulatory clearances and counterparties we have not historically relied upon. There can be no assurance that we will successfully implement or achieve this strategy on the anticipated timeline or at all, or that the anticipated strategic or financial benefits will be realized, and any benefits that are realized may be smaller in scope or delayed. See “Item 4. Information On The Company – B. Business Overview – Our Business Strategy” for a more detailed description of our strategic expansion plan.

A substantial portion of our initiatives are expected to be executed through joint ventures, partnerships and selective investments, which would increase our reliance on third parties for execution, compliance, information and performance. These arrangements may involve shared control, divergent objectives, information-sharing constraints and dependence on partners’ systems and reporting; partners may underperform, fail to comply with applicable laws (including trade, export-control or procurement requirements), or face their own financial or operational constraints. Such dynamics can delay or derail projects, increase costs, or limit our ability to realize anticipated benefits.

Successful execution will require disciplined selection and sequencing of projects, development of new organizational capabilities, recruitment and retention of personnel with specialized technical and regulatory expertise, and the ability to obtain and maintain necessary licenses and approvals in the jurisdictions in which we operate or plan to operate. Misjudging expected returns, misallocating capital, encountering unanticipated costs or delays, or failing to secure or maintain required approvals could adversely affect our business, reputation, financial condition and results of operations.

In addition, many of our potential opportunities are in the Middle East and North Africa and other markets where geopolitical instability, conflict, sanctions, export controls, procurement rules, currency controls, local-content requirements, tax and other policy changes, and shifting enforcement priorities may disrupt operations, delay or condition approvals, restrict counterparties, and adversely affect project timing and returns.

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

Risks Related to Litigation and Government Regulation

Government regulation of agricultural commodities, including extensive regulation of the Moroccan market, could adversely affect our business and results of operations.

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

The Moroccan market where the bulk of our business originates and where we operate nine milling plants, is highly regulated by the Moroccan government. In particular:

●	Soft wheat cannot be freely imported during the calendar year. All our soft wheat must be imported before end of April and from beginning of September or October depending on the harvests of local wheat in Morocco. This is designed to protect local Moroccan producers of wheat by enabling them to sell their production on the local market. For an industrial producer, the quality of local wheat is not high enough to ensure a good quality of finished products.

●	Part of the flour on the Moroccan market is subsidized by the government. This mechanism is to disappear in the next few months which may change the competition on the market.

●	All soft wheat imported to Morocco must be certificated for import by the National Office for Food Safety in Morocco (Office National de Securité Sanitaire des Produits Alimentaires, or “ONSSA”). Our subsidiaries have generally been successful in obtaining ONSSA certification of the export of wheat to Morocco. Any failure or delay in our ability to obtain ONSSA certification in the future could have a material adverse effect on our business.

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

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. Although we carry insurance for certain potential liabilities, such coverage may be insufficient or may not cover the potential liabilities with which we may be faced. For example, the Company is currently subject to legal proceedings filed in Casablanca, Morocco, initiated by Crédit Agricole du Maroc (“CAM”) in connection with certain outstanding credit facilities. CAM has asserted a claim for the immediate repayment of the Company’s indebtedness under such facilities for the total amount of $42 million. The Company is in the process of finalizing a settlement agreement with CAM which, if executed, is expected to result in the termination of all related legal proceedings. See “Item 4. Information On The Company – B. Business Overview – Legal Proceedings.”

Risks Related to the Company’s Securities

Issuances by us of additional securities could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase those preferred shares, could negatively impact the value of our ordinary shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

From time to time, we may issue in public or private sales additional securities to third party investors. Such securities may provide holders with ownership and voting rights that could provide the holders thereof with substantial influence over our business. Any preferred shares that may be issued shall have such rights, preferences, privileges and restrictions as may be designated from time to time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. There cannot be any assurance that we will not issue preferred securities with rights and preferences that are more beneficial than those provided to our ordinary shares.

Warrants for our ordinary shares are exercisable and, if exercised, will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Warrants to purchase up to 15,789,722 ordinary shares became exercisable in 2022 in accordance with the terms of the warrant agreement made as of December 10, 2020, by and between Globis Acquisition Corp.’s (“Globis”), and VStock Transfer, LLC (as warrant agent), which agreement was assigned and novated by Globis to the Company upon the exchange, on a one-for-one basis, of the common stock of Merger Sub for ordinary shares (the “Warrant Agreement”) governing those securities. The exercise price of the warrants is $11.50 per ordinary share, subject to adjustment pursuant to the terms of the Warrant Agreement. As of December 31, 2025, we had a total of 15,750,842 warrants outstanding. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the existing holders of ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of ordinary shares.

There is no guarantee that the warrants will be in the money, and they may expire worthless.

Pursuant to the terms of the Warrant Agreement, the warrants will expire five years from the consummation of our Business Combination, or June 2027. Given that the warrants are approaching their expiration date and have an exercise price of $11.50 per ordinary share, the likelihood of exercise depends on whether the market price of our ordinary shares exceeds the exercise price prior to expiration. Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $181 million. However, we will only receive such proceeds if all the warrant holders exercise all of their warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no guarantee that the warrants will ever be “in the money” prior to their expiration, and as such, the warrants may expire worthless.

Resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Certain of our shareholders may sell ordinary shares pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule.

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

A market for our ordinary shares may not be sustained, which would adversely affect the liquidity and price of our ordinary shares.

An active trading market for our ordinary shares may not be sustained. You may be unable to sell your ordinary shares unless a market can be sustained.

The trading prices of ordinary shares and warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:

●	changes in the sectors in which we operate;

●	changes in our projected operating and financial results;

●	changes in laws and regulations affecting our business;

●	ability to continue to innovate and bring products to market in a timely manner;

●	changes in our senior management team, our board of directors or key personnel;

●	our involvement in litigation or investigations;

●	negative publicity about us or our products;

●	the volume of ordinary shares available for public sale;

●	announcements of significant business developments, acquisitions, or new offerings;

●	general economic, political, regulatory, industry, and market conditions; and

●	natural disasters or major catastrophic events.

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

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such holder.

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

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares and warrants may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

Our ordinary shares and warrants are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements.

On January 14, 2025, we announced that we received written notice from the listing qualifications department of Nasdaq stating that since we have not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of our second quarter by December 31, 2024, we were not in compliance with Nasdaq Listing Rule 5250 (c)(2). On January 16, 2025, we filed our six month report with the SEC, and on the same day, we received a letter from Nasdaq confirming that we were in compliance.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our ordinary shares on Nasdaq. If we fail to satisfy the continued listing requirements of Nasdaq, Nasdaq may take steps to delist our shares of common stock. Such a delisting would have a negative effect on the price of our ordinary shares and warrants, impair the ability to sell or purchase our shares of common stock when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our shares of common stock are a “penny stock,” which would require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our shares of common stock. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our shares of common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our shares of common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We are a “controlled company” as that term is defined in the rules of Nasdaq and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements. To the extent that we elect to rely on these exemptions, shareholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As a result of the completion of the Business Combination, Lighthouse Capital Limited (“Lighthouse Capital”) controls a majority of the voting power (approximately 71.39%) of the outstanding ordinary shares. The ultimate beneficial owner of Lighthouse Capital is Lighthouse Corporation PTC, as trustee of the Lighthouse Settlement, the sole shareholder of Lighthouse Capital. The Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. The trustee, Lighthouse Corporation PTC Limited, controls the affairs of the trust.

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

Our corporate affairs will be governed by our Memorandum and Articles of Association and the Companies Act 2014 of the Laws of Gibraltar (the “Companies Act”). The rights of our shareholders and the fiduciary duties of our directors under Gibraltar law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Gibraltar has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than Gibraltar. In addition, shareholders of Gibraltar companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in Gibraltar, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Listing Rules pursuant to Nasdaq Listing Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Listing Rule 5600 Series. Since Gibraltar does not have any rules regarding the following, we intend to rely on the exemption available to foreign private issuers for the requirement that the compensation committee be comprised of independent directors and the requirement that we obtain shareholder approval to issue 20% or more of our outstanding ordinary shares in a private offering. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We do not anticipate paying dividends for the foreseeable future.

It is expected that we will continue to operate at a loss in the foreseeable future, and will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

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

We may be classified as a passive foreign investment company, which could have adverse U.S. federal income tax consequences for U.S. investors.

We would be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

We believe that we were not a PFIC for the year ended December 31, 2025 and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is made annually and depends on the composition of our income and assets, including the value of our goodwill and other intangible assets, which may be determined by reference to the market price of the ordinary shares and assets of our subsidiaries, from time to time. Accordingly, our PFIC status may change from year to year, and there can be no assurance that we will not be classified as a PFIC in the current or any future taxable year.

If we were to be classified as a PFIC in any taxable year in which a U.S. Holder holds the ordinary shares or the warrants, such U.S. Holder could be subject to materially increased U.S. federal income tax liabilities on gains recognized on the sale or disposition of the ordinary Shares, the warrants and on certain distributions received from us, as well as burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. investors should consult their own tax advisors regarding the potential PFIC implications of an investment in the ordinary shares and/or the warrants and the availability of any elections that may mitigate the adverse tax consequences of a PFIC classification.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an integrated, global business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. The principal agricultural commodities that we handle are flour and semolina, and secondary processing products such as pasta and couscous.

Forafric Maroc is the combination of two former family owned businesses, Forafric (MayMouna) and Tria Group SA (the “Tria Group”). Forafric (MayMouna) was acquired by Forafric Agro Holdings Limited, a Gibraltar private company limited by shares (“FAHL”) in April 2015 and the Tria Group was acquired by us in January 2016. Today, we sell processed commodity products to customers in approximately 45 countries in Europe, Asia, Africa and the Middle East. The principal purchasers of our products are wholesale foods manufacturers and distributors. We have developed an extensive global logistics network including storage facilities with direct access to ports by rail.

On June 9, 2022, we completed a business combination (the “Business Combination”), in accordance with the Business Combination Agreement, entered into December 19, 2021, as amended on April 20, 2022 and on June 8, 2022 by and among Globis Acquisition Corp. (“Globis”), the Company, and Lighthouse Capital (the “Business Combination Agreement”). On that day, as contemplated in the Business Combination Agreement: (i) Globis merged with and into Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”), with Merger Sub surviving (the “Merger”); (ii) immediately following the effectiveness of the Merger, all of the common stock of Merger Sub issued pursuant to the Merger were contributed to the Company; and (iii) thereafter the Company acquired 100% of the equity interests in FAHL from Lighthouse Capital and FAHL became a direct subsidiary of the Company.

As a result of the Business Combination, (i) Globis stockholders received one ordinary share for each issued and outstanding share of Common Stock, par value $0.0001 per share, of Globis (the “Common Stock”) held prior to the Merger; (ii) the issued and outstanding redeemable warrants (the “Public Warrants”) that were registered pursuant to the Registration Statement on Form S-1 (SEC File No. 333-250939) of Globis automatically became redeemable warrants to acquire ordinary shares at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (which Warrant Agreement was assigned and novated by Globis to the Company with no other changes having been made to the terms of any issued and outstanding Globis’ warrants sold in Globis’ initial public offering as a result of the Merger); (iii) each issued and outstanding warrant of Globis issued in a private placement (the “Private Placement Warrants”) automatically became warrants to acquire ordinary shares at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (with no other changes having been made to the terms of any issued and outstanding private placement warrants as a result of the Merger); and (iv) each issued and outstanding unit of Globis that had not been previously separated into the underlying Common Stock and underlying warrant upon the request of the holder thereof, was cancelled and entitled the holder thereof to one ordinary share and one redeemable warrant to acquire one ordinary share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement. The Business Combination was consummated on June 9, 2022. The transaction was approved by the board of directors of Globis and was approved at the special meeting of Globis’ shareholders held on June 9, 2022.

As a result of the Business Combination, on June 10, 2022, our ordinary shares and warrants commenced trading on Nasdaq under the symbols of “AFRI” and “AFRIW,” respectively.

On July 26, 2023, we acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”), a soft wheat milling company with primary operations in Marrakesh, Morocco, for cash consideration and noncontrolling interest in the amount of approximately $56,000 and the assumption of SIMS’ outstanding debts in the amount of approximately $5.3 million.

On April 5, 2024, we signed, through our subsidiary, Epidor, a long term lease agreement of 10 years with HMMA Group to rent a mill based in Meknes, Morocco. The rental fees are $692,308 per annum for the first five years, $748,440 per annum for the three following years and $773,389 per annum for the last two years.

On June 30, 2025, we sold part of our ownership in Moulins du Sahel Mali S.A. (“MDS Mali”), Moulin du Sahel Burkina (“MDS BF”) and Grands Moulins du Tenere Niger (“MDS Niger”) for a total consideration of $15.7 million to Millcorp Geneva SA (“Millcorp”). Following the completion of this transaction, we retained a 51% controlling ownership interest in each of MDS Mali and Moulin du Sahel Burkina (“MDS Burkina”), which represent our two active operating entities in the region, and a minority interest of 25% in MDS Niger. As previously disclosed, we acquired ownership in MDS Mali, MDS BF and MDS Niger in 2022 for a total investment of $17 million. This transaction strengthened our balance sheet.

On November 5, 2025, we sold 100% of our subsidiary Prodela to Millcorp for a total consideration of approximately $1 million. This subsidiary was not part of our long term strategy as it was engaged not in the milling of wheat but in animal feeding. This sale strengthened our balance sheet.

On August 8, 2025 we sold 100% of our subsidiary Finalog SA (“Finalog”) to a third party for a total consideration of $8.3 million. Finalog was dedicated to storage in Casablanca, Morocco. This asset was underused and this transaction strengthened our balance sheet.

In March 2026, the Company completed the sale of all long-term assets belonging to a durum wheat mill with a capacity of 240 tons per day, located in Casablanca, Morocco for total consideration of $18.7 million.

On March 9, 2026, the Company announced that, as part of its previously reported strategy to increase shareholder value, the Company submitted to the Moroccan antitrust commission a proposed transaction with Cap Holding, a Moroccan industrial group, for regulatory approval. The Company announced on April 23, 2026 that antitrust approval has been obtained from the Moroccan antitrust commission in connection with the proposed transaction, under which Cap Holding may obtain a controlling interest in Forafric Maroc, an indirect subsidiary of the Company. Completion of the transaction remains subject to the satisfaction of certain conditions, including approval by the Company’s board of directors (the “Board”) and other customary closing conditions, and there can be no assurance that the transaction will be completed on the anticipated terms or timeline, or at all.

The following diagram illustrates our corporate structure as of the date of this annual report:

We maintain a corporate website at https://www.forafric.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our principal shareholders are exempt from reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

B. Business Overview

Overview

We operate through FAHL, our wholly owned subsidiary, which is a private company limited by shares incorporated in Gibraltar under the laws of Gibraltar. FAHL is registered with the Registrar of Companies in Gibraltar under registration number 114436. FAHL is a holding company, and substantially all of our operations are conducted through our subsidiaries. Our corporate headquarters is located at Madison Building, Midtown, Queensway, Gibraltar GX11 1AA. Our registered office is located at 57/63 Line Wall Road, Gibraltar GX11 1AA.

We are an integrated, global business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. The principal agricultural commodities that we handle are flour and semolina, and secondary processing products such as pasta and couscous.

On March 9, 2026, we submitted to the Moroccan Competition Council a proposed transaction under which Cap Holding may obtain a controlling interest in Forafric Maroc. The Moroccan Competition Council has since granted antitrust approval in connection with the proposed transaction. Completion of the transaction, however, remains subject to additional conditions, including approval by our Board and other customary closing conditions, and there can be no assurance that the transaction will be completed on the anticipated terms or timeline, or at all.

Industry Overview

We operate primarily in the large and growing African food market, providing base products such as flour, semolina, pasta and couscous, which are staple products for most consumers in this and other developing markets. We foresee continued market growth with the projected demographic increase and urbanization in the region.

Wheat is unique as a source of gluten proteins that alone have the dough-forming properties needed to make the variety of foods that rely on the rheology of dough, namely, leavened breads, pasta, noodles, flat/pocket breads, steamed breads, biscuits, cakes, pastries and various food ingredients. Therefore wheat, which we believe is an essential part of the diet of most of the world’s population, is prominent in world trade. Its quality traits are the most critical of all the grains.

Our Strengths

We are a leader in the Moroccan market in respect of the wheat milling business, with a milling capacity of 3,700 tons per day. This position enables us to have better access to raw materials, to improve our productivity and to benefit from the power of our two main brands, MayMouna and Tria. See “—Our Brands and Products” below.

Raw materials are the key to profitability in our industry. Raw material accounts for up to 90% of total cost. With a total volume of 338,472 tons per year as of December 31, 2025, the group has great bargaining power, ahead of many international providers of wheat, and has, accordingly, had access to excellent conditions of purchasing.

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

Our Business Strategy

We have established ourselves as a leading wheat milling player in Morocco. With the acquisition of SIMS in 2023, and the long term lease signed by our subsidiary Epidor in 2024, we now operate nine milling plants across Morocco (seven of which are dedicated to common wheat and two are dedicated to durum wheat) with total processing capacity of 3,700 tons per day and a total milling capacity of 1,100,000 tons per year as of December 31, 2025. We also have one secondary processing unit, one logistics platform, and 150,000 tons of grain storage facilities in Morocco. We also operate two mills in Mali and Burkina Faso, through our majority-owned subsidiaries, MDS Mali and MDS Burkina, in each of which we hold a 51% ownership interest, for an additional capacity of 500T per day. Our products are exported to 45 countries. Our primary activities include the production and sale of a variety of wheat flours, semolina, pasta and couscous in Morocco and outside Morocco. Our two main brands in Morocco are MayMouna and Tria. See “—Our Brands and Products” below.

We consider sustainable growth to be the pillar of our business management strategy, through which we consolidate our position as a benchmark business group in our areas of activity and as a sound, innovative, sustainable, responsible enterprise, committed to: (i) social well-being, diversity, environmental balance and social and economic progress; and (ii) tax responsibility, respect of human rights and prevention of corruption and other illegal conduct. We thus undertake, as an essential principle in our actions, the creation of a business model that is respectful of and sustainable for the environment and society overall and, while ensuring value, profitability and competitiveness, we promote diversity, respect for human rights, tax responsibility and the prevention of corruption, thus contributing towards the progress of society and generating trust among our stakeholders.

In February 2025, we announced that we adopted a new balance sheet strengthening strategy with a Morocco and soft wheat focus. As part of this initiative, we are divesting non-core assets: assets outside of Morocco, durum wheat focused businesses and logistics activities in Morocco. We believe that these divestments will strengthen our balance sheet and will significantly improve our working capital position.

As part of this strategy, we have consummated three transactions during 2025: (i) the sale of Prodela, (ii) the sale of Finalog and (iii) the sale of part of our ownership in MDS Mali, MDS BF and MDS Niger to Millcorp. For more information on these transactions, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

On April 23, 2026, we announced a strategic expansion initiative to complement our core agribusiness operations by pursuing opportunities in three sectors that are increasingly central to economic resilience and national security in our core regions of operation: defense, food security and energy infrastructure. We are initially evaluating opportunities in each area through joint ventures, partnerships and selective investments, with a disciplined approach to capital allocation:

Defense. We are exploring a partnership-led approach focused on advanced defense and security technologies, including applications of artificial intelligence, unmanned aerial vehicles, counter-UAV/anti-drone laser systems and related platforms. We are assessing several potential international collaboration and joint venture opportunities intended to position us as a regional platform for the deployment and commercialization of such systems, and expect to provide additional information as these opportunities develop.

Food Security. We intend to broaden our role across the agricultural value chain by expanding beyond traditional milling operations into higher-value activities such as origination, trading and distribution. These initiatives are intended to support supply-chain resilience in our core markets and to capture additional commercial opportunities linked to food security objectives.

Energy. We are evaluating opportunities aligned with growing regional demand for reliable and scalable power solutions. Potential projects may support industrial activity, including our own operations, while contributing to broader infrastructure development in our core markets.

Our Brands and Products

Forafric owns two leading brands: Tria and MayMouna.

Tria

The Tria brand was established more than 60 years ago from a family that had a passion for the transmission of Moroccan culinary traditions, associated with a high level of quality.

For several generations, Tria has strived to keep intact the fundamentals that have made its reputation, from the selection of high-quality raw materials, and seeks to reinvent its products in order to support changing consumer needs.

Tria continues to be a highly respected brand for packaged flour, precooked couscous and packaged pasta on the Moroccan market. Today, Tria combines modernity and tradition, which makes it one of the favorite brands of Moroccans.

MayMouna

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

Reception: On delivery of the wheat, a representative sample undergoes a battery of analyses ensuring compliance with the Company’s quality standards. From the pit, the wheat then undergoes a pre-cleaning to eliminate any large waste.

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

Trading and Storage

The Company has a storage infrastructure in Morocco with one unit dedicated to storage and more than 100,000 tons of grain storage capacity. This allows us to optimize and meet the needs of our mills and to effectively manage the costs of our supply chain.

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

Additionally, our business could be affected in the future by regulation or taxation of greenhouse gas emissions, or policies related to national emission reduction plans. It is difficult to assess the potential impact of any resulting regulation of greenhouse gas emissions. Potential consequences could include increased energy, transportation and raw material costs, and we may be required to make additional investments to modify our facilities, equipment and processes. Climate change could also lead to stronger production variability than today which could result in price volatility. Climate change could cause temperature increases and rainfall changes that could lead to lower yields in Morocco and other semi-arid Mediterranean countries in the future. In response to such concerns, the effects of additional climate change regulatory initiatives could have adverse impacts on our business and results of operations. Compliance with environmental laws and regulations did not materially affect our earnings or competitive position in 2025.

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

Legal Proceedings

From time to time, the Company and its subsidiaries may become subject to various legal proceedings. None of such proceedings, individually, or in the aggregate, is expected to have a material adverse effect on the Company or its operations if decided adversely against the Company.

In addition, the Company is currently subject to legal proceedings filed in Casablanca, Morocco, initiated by Crédit Agricole du Maroc (“CAM”) in connection with certain outstanding credit facilities. CAM has asserted a claim for the immediate repayment of the Company’s indebtedness under such facilities for the total amount of $42 million. The Company is in the process of finalizing a settlement agreement with CAM which, if executed, is expected to result in the termination of all related legal proceedings. While we expect this matter to be resolved upon completion of the settlement, there can be no assurance that the settlement will be finalized on the anticipated terms or at all. Based on currently available information, we do not expect the resolution of this matter to have a material adverse effect on our business, financial condition or results of operations.

Insurance

In each country where the Company conducts business, our operations and assets are subject to varying degrees of risk and uncertainty. We insure our businesses and assets in each country in a manner that we deem appropriate for a company of our size and activities, based on an analysis of the relative risks and costs. If we were to incur a significant loss or liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations. The Company believes that it maintains adequate insurance policies to insure its operations against such risks as can be reasonably anticipated in the markets in which it operates.

Seasonality

There is a degree of seasonality in the growing season and procurement of our principal raw materials. Further, in the Moroccan market where the bulk of our business originates and where we operate nine milling plants, soft wheat cannot be freely imported during the calendar year. All our soft wheat must be imported before end of April and from beginning of September or October depending on the harvests of local wheat in Morocco. This is designed to protect local Moroccan producers of wheat by enabling them to sell their production on the local market. Accordingly, the third fiscal quarters of the year have generally been our weakest in terms of financial results.

Intellectual Property

Our material intellectual property consists of approximately 25 trademarks and logos relating to our two main brands, MayMouna and Tria, and our other brands and products. These intellectual property rights are registered in Morocco. Under Moroccan law, such registrations are valid for 10 years from the date of filing the application, and are renewable for additional periods of 10 years. There is also a grace period for late renewals, and a registration is not canceled unless it is not renewed within six months of the end of the registration period.

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plant and equipment

As of December 31, 2025, the Company owns and leases 11 refining, packing and milling facilities throughout the world with an aggregate production capacity of 4,200 metric tons per day, including nine milling plants in Morocco with an aggregate capacity of 3,700 metric tons per day. We also have one storage facility in Morocco with an aggregate storage capacity of 150,000 metric tons.

Our corporate headquarters in Gibraltar occupies approximately 1,200 square feet of space under a lease that expires in October 2030. We also own or lease other office space for our operations worldwide.

We believe our current facilities are sufficient to meet our needs.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Special Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. Our discussion and analysis for the year ended December 31, 2024 can be found in Item 5, “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025.

This annual report includes consolidated financial statements for the years ended December 31, 2025, 2024, and 2023.

Overview

Key Factors Affecting Our Performance

The key factors affecting the performance of our business are described below:

Cost of Raw material. The cost of wheat is almost 90% of total cost in our business. Fluctuation on the price of wheat has a direct impact on our performance. The cost of wheat depends on weather, supply and demand and strategies of main international producers. The cost of raw material depends also on freight cost and currency exchange rate fluctuations.

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

On the price of finished product, we can have a limited impact due to high concurrency on the market.

Key Components of Results of Operations

Net sales, cost of sales and gross profit figures are calculated with the following method:

●	Net sales: Total consolidated sales;

●	Cost of sales: includes cost of raw materials, cost of freight, depreciation expense, cost of foreign exchange and cost of improvements used in the production; and

●	Gross profit: the difference between net sales and cost of goods sold.

The key components of our results of operation are:

●	Price of raw materials, which is affected by many factors, including global and regional supply, which in turn is impacted by factors such as weather conditions, local planting decisions, crop failure, reduced harvests, governmental policies (including both tariffs and subsidies), and other agricultural conditions, as well as local, regional, and international demand.

●	Cost of freight, which is impacted by shipping availability, international demand, labor shortages, strikes, regional conflicts, inadequate or obsolete port infrastructure and other factors.

●	Foreign exchange rates, which are continually fluctuating due to the relative economic strengths or governmental policies of different countries.

●	Human resources productivity, which may be impacted by the training and skills of the available workforce, the nature of tools and facilities in place, financial incentives and other factors over which we do not have any control.

●	Power consumption and costs, which may be affected by governmental policies, including green energy initiatives and the age and efficiency of existing and newly acquired facilities.

●	Our Results of Operations depends primarily on the cost of raw materials and on our industrial cost.

In our business, most raw materials are imported from Europe, South America, Black Sea and Canada (for durum). In Morocco, there is production of wheat but the quality is generally not high enough for industrial usage. The variation of the cost of raw materials has a significant impact on our business and can explain the changes in the results of operations from period to period.

As part of its new strategy with a Morocco and soft wheat focus, the Company initiated in November 2024 a plan for the potential disposal of several assets and businesses. As of December 31, 2024 the Company concluded that the following pending sale transactions met the criteria of classification as held for sale in accordance with Subtopic 205-20 and 360-10:

●	All long-term assets belonging to a durum wheat mill with a capacity of 240 tons per day, located in Casablanca.
●	A wholly owned subsidiary operating in logistic activities.

In August 2025, the Company completed the first sale transaction for total consideration of approximately $8.3 million.

In March 2026, the Company completed the second sale transaction for total consideration of approximately $18.7 million.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating Results

	For the Years Ended December 31,
In thousands of USD	2025	2024	$ Change
Revenues	$176,488	$274,223	$(97,735)
Cost of sales	158,091	246,891	(88,800)
Gross profit	18,397	27,332	(8,935)
Operating expenses:
Selling, general and administrative expenses	21,952	35,093	(13,141)
Total operating expenses	21,952	35,093	(13,141)
Operating loss from continuing operations	(3,555)	(7,761)	4,206
Other expense (income):
Interest income	(52)	(31)	(21)
Interest expense	14,319	12,815	1,504
Change in fair value of derivatives and contingent consideration	222	(1,442)	1,664
Foreign exchange (gain) loss	(1,619)	33	(1,652)
Gain on sale of subsidiary	(6,603)	-	(6,603)
Other non-operating expenses	900	2,546	(1,646)
Total other expense	7,167	13,921	(6,754)
Loss before taxes from continuing operations	(10,722)	(21,682)	10,960
Income tax expense	1,383	1,651	(268)
Loss from continuing operations	(12,105)	(23,333)	11,228
Discontinued operations:
Profit (Loss) before taxes from discontinued operations	(1,647)	33	(1,680)
Income tax expense	38	55	(17)
Loss from discontinued operations	(1,685)	(22)	(1,663)
Net loss	$(13,790)	$(23,355)	$9,565

Revenues

Net sales from continuing operations for the year ended December 31, 2025 amounted to $176.5 million, compared to $274.2 million for the year ended December 31, 2024, a decrease of $97.7 million, or 35.6% year over year. The decrease was primarily attributable to the decrease in crushed volume in both soft wheat and Durum in Morocco due to lack of financing for working capital.

Cost of Sales

Our cost of sales for the year ended December 31, 2025 amounted to $158.1 million, compared to $246.9 million for the year ended December 31, 2024, a decrease of $88.8 million, or 36.0% year over year. The decrease was primarily attributable to the decrease in crushed volume in both wheat and Durum.

Gross Profit

Our gross profit for the year ended December 31, 2025 amounted to $18.4 million, compared to $27.3 million for the year ended December 31, 2024, a decrease of $8.9 million, or 32.7% year over year. The decrease was primarily attributable to the decrease in total sales.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2025 amounted to $22.0 million, compared to $35.1 million for the year ended December 31, 2024, a decrease of $13.1 million, or 37.4% year over year. The decrease was primarily attributable to the decrease in activity in Morocco.

Other Expense (Income)

Our other expense (income) for the year ended December 31, 2025 amounted to $7.2 million, compared to $13.9 million for the year ended December 31, 2024, a decrease of $6.8 million, or 48.5% year over year. The decrease was primarily attributable to the increase of other non-operating income due to sale of assets in 2025.

Segments

The following table presents revenue and operating income (loss) from continuing operations by segment for the year ended December 31, 2025 and 2024:

	For the Years Ended December 31,
In thousands of USD	2025	2024	$ Change
Sales to external customers:
Soft wheat	$150,136	$215,090	(64,954)
Durum wheat	6,238	27,418	(21,180)
Couscous and pasta	17,397	27,021	(9,624)
All other	2,717	4,694	(1,977)
Total	$176,488	$274,223	$(97,735)

Cost of sales:
Soft wheat	$(134,749)	$(194,492)	$59,743
Durum wheat	(6,923)	(29,150)	22,227
Couscous and pasta	(13,912)	(19,397)	5,485
All other	(2,507)	(3,852)	1,345
Total	$(158,091)	$(246,891)	$88,800

Gross profit:
Soft wheat	$15,387	$20,598	$(5,211)
Durum wheat	(685)	(1,732)	1,047
Couscous and pasta	3,485	7,624	(4,139)
All other	210	842	(632)
Total	$18,397	$27,332	$(8,935)

Selling, general, and administrative expenses:
Soft wheat	$(13,009)	$(21,806)	$8,797
Durum wheat	(1,753)	(264)	(1,489)
Couscous and pasta	(1,348)	(9,236)	7,888
All other	(5,842)	(3,787)	(2,055)
Total	$(21,952)	$(35,093)	$13,141

Operating income (loss):
Soft wheat	$2,378	$(1,208)	$3,586
Durum wheat	(2,438)	(1,996)	(442)
Couscous and pasta	2,137	(1,612)	3,749
All other	(5,632)	(2,945)	(2,687)
Total	$(3,555)	$(7,761)	$4,206

Our net sales of soft wheat for the year ended December 31, 2025 amounted to $150.1 million, compared to $215.1 million for the year ended December 31, 2024, a decrease of $65.0 million, or 30.2% year over year. The decrease was primarily attributable to the decrease in crushed volume in 2025 due to lack of financing.

Our net sales of durum wheat for the year ended December 31, 2025 amounted to $6.2 million, compared to $27.4 million for the year ended December 31, 2024, a decrease of $21.2 million, or 77.2% year over year. The decrease was primarily attributable to the planned asset disposal of one of our semolina crushing facilities.

Our net sales of couscous and pasta for the year ended December 31, 2025 amounted to $17.4 million, compared to $27.0 million for the year ended December 31, 2024, a decrease of $9.6 million, or 35.6% year over year. The decrease was primarily attributable to the decrease in volume sold in 2025 due to lack of financing.

Our cost of sales on soft wheat for the year ended December 31, 2025 amounted to $134.7 million, compared to $194.5 million for the year ended December 31, 2024, a decrease of $59.7 million, or 30.7% year over year. The change was primarily attributable to the decrease in crushed volume in 2025.

Our cost of sales on durum wheat for the year ended December 31, 2025 amounted to $6.9 million, compared to $29.2 million for the year ended December 31, 2024, a decrease of $22.2 million, or 76.3% year over year. The decrease was primarily attributable to the planned asset disposal of one of our semolina crushing facilities.

Our cost of sales on couscous and pasta for the year ended December 31, 2025 amounted to $13.9 million, compared to $19.4 million for the year ended December 31, 2024, a decrease of $5.5 million, or 28.3% year over year. The decrease was primarily attributable to the decrease in volume sold in 2025.

Our selling, general, and administrative expenses on soft wheat for the year ended December 31, 2025 amounted to $13.0 million, compared to $21.8 million for the year ended December 31, 2024, a decrease of $8.8 million, or 40.3% year over year. The decrease was primarily attributable to the decreased volume sold in 2025.

Our selling, general, and administrative expenses on durum wheat for the year ended December 31, 2025 amounted to $1.8 million, compared to $0.3 million for the year ended December 31, 2024, an increase of $1.5 million or 564.0% year over year. The increase was largely due to impairment of goodwill recorded as of June 30, 2025.

Our selling, general, and administrative expenses on couscous and pasta for the year ended December 31, 2025 amounted to $1.3 million, compared to $9.2 million for the year ended December 31, 2024, a decrease of $7.9 million, or 85.4% year over year. The decrease was primarily attributable to the decreased volume sold in 2025.

Liquidity and Capital Resources

In connection with the preparation of the consolidated financial statements for the year ending December 31, 2025, management has evaluated the Company’s ability to continue as a going concern. Based on current financial conditions, the Company has incurred significant operating losses in recent periods, and its cash flow projections indicate that it may not have sufficient liquidity to meet its obligations over the next twelve months.

Management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale or strategic restructuring of certain assets. As part of these initiatives, the Company completed the sale of a wholly owned subsidiary engaged in logistics activities in August 2025 for proceeds of $8.3 million and the sale of long-term assets related to a durum wheat milling operation in March 2026 for proceeds of $18.7 million.

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

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $4 to $107, with annual payments ranging from approximately $83 to $354. Interest on the Term Loans range from 5.5% to 13.36% per annum. The Term Loans mature through 2034.

Cash and Cash Equivalents - Cash and cash equivalents were $14.3 million and $12.2 million at December 31, 2025 and December 31, 2024, respectively, an increase of $2.1 million, or 17.0% year over year. The increase was primarily attributable to decrease of working capital needs.

Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net were $14.0 million and $18.0 million at December 31, 2025 and December 31, 2024, respectively, a decrease of $4.0 million, or 22.3% year over year. The decrease was primarily attributable to the decrease in sales in 2025.

Inventories - Inventories were $14.1 million and $15.2 million at December 31, 2025 and December 31, 2024, respectively, a decrease of $1.1 million, or 7.5% year over year. The decrease was primarily attributable to the decrease in sales in 2025.

Recent Developments

On March 9, 2026, the Company announced that, as part of its previously reported strategy to increase shareholder value, the Company submitted to the Moroccan antitrust commission a proposed transaction with Cap Holding, a Moroccan industrial group, for regulatory approval. The Company announced on April 23, 2026 that antitrust approval has been obtained from the Moroccan antitrust commission in connection with the proposed transaction, under which Cap Holding may obtain a controlling interest in Forafric Maroc, an indirect subsidiary of the Company. Completion of the transaction remains subject to the satisfaction of certain conditions, including approval by the Board and other customary closing conditions, and there can be no assurance that the transaction will be completed on the anticipated terms or timeline, or at all.

On April 23, 2026, we announced a strategic expansion initiative to complement our core agribusiness operations by pursuing opportunities in defense, food security and energy infrastructure through joint ventures, partnerships and selective investments, with a disciplined approach to capital allocation. These initiatives are at an early stage and are expected to require capabilities, regulatory clearances and counterparties we have not historically relied upon. There can be no assurance that we will successfully implement or achieve this strategy on the anticipated timeline or at all, or that the anticipated strategic or financial benefits will be realized, and any benefits that are realized may be smaller in scope or delayed. See “Item 4. Information On The Company – B. Business Overview – Our Business Strategy” for a more detailed description of our strategic expansion plan.

Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

As disclosed in Note 2 to our financial statements, the significant accounting policies used in preparing the consolidated financial statements were applied on a basis consistent with those reflected in our consolidated financial statements that are included in this annual report. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

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

Foreign Currency Translation and Transactions - The Company’s reporting currency is the USD. The functional currency of the Company’s operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of stockholders’ equity. The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the consolidated statements of operations and comprehensive loss.

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

Business Combinations and Asset Acquisitions – The Company accounts for acquisitions that qualify as business combinations by applying the acquisition method according to ASC 805, Business Combinations. Transaction costs related to the acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquired entity are recognized and measured at their estimated fair values. The excess of the fair value of consideration transferred over the fair values of identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquired entity, net of the fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require management to make significant estimates and assumptions.

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

Recognized intangible assets, exclusive of goodwill, are amortized over the useful lives of the assets unless that life is determined to be indefinite. All of our intangible assets, exclusive of goodwill, are finite lived. All amortization expenses related to intangible assets are recorded in selling, general, and administrative expense in the consolidated statements of operations. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

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

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset, and the sale expected to be completed within one year from the date of the classification, except if events or circumstances beyond the Company’s control extend the period of time required to sell the asset or disposal group beyond one year; the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan to sell have been initiated.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 prospectively for the year ended December 31, 2025. See Note 14 — Income Taxes. Since this new ASU addresses only disclosures, its adoption did not have any effect on the Company’s financial position, results of operations, or cash flows.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025. The ASU is applied prospectively and early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On December 8, 2025, the FASB issued ASU 2025-11 to clarify the current interim disclosure requirements and the applicability of ASC 270 — “Interim Reporting” (“ASC 270”). The ASU creates a comprehensive list of interim disclosures in ASC 270 that are required in interim financial statements and the accompanying notes under GAAP. It also incorporates a disclosure principle requiring entities to disclose in interim periods events and changes that occur after the end of the most recent annual reporting period that have a material impact on the entity. ASU 2025-11 also clarifies that SEC registrants are required to refer to existing SEC guidance, such as Rule 10-01 of Regulation S-X, since those rules provide form and content requirements for condensed financial statements. ASU 2025-11 will be effective for interim and annual reporting periods beginning after 2027, which will be first quarter of fiscal 2028 for the Company. Early adoption is permitted, and the guidance can be applied prospectively or retrospectively. Since ASU 2025-11 is disclosure-related only, its adoption is not expected to have an effect on the Company’s financial position, results of operations, or cash flows. The Company is currently evaluating the disclosure guidance in ASU 2025-11 to determine if any new or amended disclosures will be required upon adoption.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information, as of the date hereof, concerning the persons who serve as executive officers of the Company.

Name	Age	Position(s)
Khalid Assari	63	CEO and Chairman of the Board
Julien Benitah	44	CFO
Mustapha Ghazali	55	CTO
Oury Marciano	42	VP Business Development

The Board is comprised of six directors. Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office. The following table sets forth certain information, as of the date hereof concerning the persons who serve as directors.

Name	Age	Position(s)
Khalid Assari	63	CEO and Chairman of the Board
Julien Benitah	44	Director
Franco Cassar	66	Director
Johann Elbaz	44	Director
Ira Greenstein	66	Director
Rachel Bitan	50	Director

Executive Officers and Directors

Khalid Assari – Mr. Assari has served as the Chief Executive Officer (“CEO”) of the Company and its wholly-owned subsidiary, Forafric Morac, since February 2025, and as the Chairman of our Board since April 2025. Mr. Assari has had a long and successful career in the agricultural business, holding several senior positions within Caisse de Dépôts (CDG Group). From 2020 to 2024, he was an investor in the real estate and agribusiness sectors in Morocco. From 2016 through 2018, Mr. Assari was the CEO of Forafric Morocco. Mr. Assari holds an MBA in finance from Old Dominion University in Norfolk, Virginia, United States.

Julien Benitah – Mr. Benitah has served as Chief Financial Officer (“CFO”) of the Company since June 2022 and as Chief Financial Officer of FAHL since March 2018. Mr. Benitah has been CFO of Forafric Maroc from March 2018 and M&A Director from October 2015. Mr. Benitah was also the COO of Ycap Asset Management (now Homa Capital), from January 2016 to October 2017. Prior to Homa Capital, Mr. Benitah served as Partner and COO of Smart Equity from January 2011 to September 2015. Mr. Benitah holds a master’s degree in management from the EM Lyon. Mr. Benitah operates from the headquarters of Forafric Maroc in Morocco.

Mustapha Ghazali – Mr. Ghazali has served as the Chief Technology Officer (“CTO”) of the Company since June 2022 and as CTO of Forafric Maroc since June 2018. Mr. Ghazali was a plant manager at Tria Group from January 2013 to May 2018. Mr. Ghazali served as the Technical Director from March 1996 to December 2012. Mr. Ghazali was educated at University of Economics of Casablanca, and he holds a degree from the National School of Milling and Cereal Industries in Casablanca and Paris. Mr. Ghazali operates from the headquarters of Forafric Maroc in Morocco.

Oury Marciano – Mr. Marciano has served as a member of the Board since June 2022 and has served as VP Business Development of FAHL since July 2016. Mr. Marciano was an analyst from June 2009 to December 2011 at Societe Generale Corporate and Investment Banking in both New York and Paris. He managed his own real estate acquisitions business in New York from January 2012 to June 2016. Mr. Marciano holds a master’s degree in Banking Finance and Insurance from Dauphine University in Paris, and he received an M.A. in International Economics and Finance from Brandeis University in Massachusetts. Mr. Marciano operates from the headquarters of Forafric Maroc in Morocco.

Franco Cassar – Mr. Cassar has served as a member of the Board since June 2022 and as a member of the board of directors of FAHL since 2016. Mr. Cassar has held senior management positions at Abacus Financial Services Ltd, SG Hambros Private Bank, Barclays Gibraltar and NatWest Gibraltar. Mr. Cassar was educated at Uxbridge, Harrow and West London Colleges, UK. Mr. Cassar is based in Gibraltar.

Johann Elbaz – Johann Elbaz was appointed to the Board on March 9, 2026, replacing Paul Packer. Mr. Elbaz. has 18 years’ experience in marketing, strategy and business development. He joined Forafric in 2018 and is currently Deputy CEO of Forafric Maroc. He previously served as Director of Research, Development, and Innovation and as Marketing Director, contributing to the company’s strategic development and brand positioning. Prior to joining the Company, Mr. Elbaz worked in advertising and investment sectors with Publicis, DDB and Smart Equity. He studied Economics and Management at Paris XII University and holds a business degree in International Commerce and Communication from ESGCI as well as a master’s degree in communication from ESG.

Ira Greenstein – Mr. Greenstein has served as a member of the Board since June 2022. Mr Greenstein is a Founding Partner of Pierson Ferdinand LLP. Mr. Greenstein served as Senior Advisor to Qrypt, Inc., a quantum cryptography company from 2019-2021. He served as Deputy Assistant and Strategist to President Trump from 2017-2018. Prior to serving in the Trump Administration, Mr. Greenstein was President of Genie Energy, Ltd., a retail energy and oil and gas exploration company that was spun off from IDT Corp., an international telecommunications carrier, from 2011-2017. Mr. Greenstein served as President and Counsel to the Chairman of IDT, from 2000-2011, and counsel and advisor to various companies, including Net2Phone, Inc., a pioneer in voice over the internet protocol. Prior to joining IDT, Mr. Greenstein was a partner in Morrison & Foerster LLP, where he served as the Chairman of that firm’s New York office’s Business Department. Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Slate, Meagher & Flom LLP and served on the Securities Advisory Committee and as secondment counsel to the Ontario Securities Commission. At the OSC, Mr. Greenstein advised on the implementation of the US-Canada Multijurisdictional Disclosure System and on the securities law aspects of NAFTA. Mr. Greenstein served on the boards of directors of NanoVibronixInc. and Regal Bank of New Jersey. Mr. Greenstein served on the Boards of Trustees of Young Israel of Scarsdale, Ramaz, SAR Academy and Friends of Jerusalem College of Technology. Mr. Greenstein received a B.S. from Cornell University School of Industrial and Labor Relations (1981) and a J.D. from Columbia University Law School (1985) where he currently serves as a member of the Dean’s Council. Mr. Greenstein is based in the United States.

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

Corporate Governance Guidelines and Code of Business Conduct

Director Independence

In connection with the Business Combination, the Company’s ordinary shares are listed on Nasdaq. Under the Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors. In addition, the Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees be independent. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the Nasdaq rules.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the Nasdaq rules, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Board has undertaken a review of the independence of each director and considered whether each director of the Company has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Company believes that Franco Cassar, Ira Greenstein, and Rachel Bitan are “independent directors” as defined under the listing requirements and Nasdaq rules and the applicable rules of the Exchange Act.

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

We have taken all actions necessary to comply with the Nasdaq listing standards without reliance on the “controlled company” exemption, including appointing independent directors to the board and establishing certain committees composed entirely of independent directors within the time frames set forth under the Nasdaq listing standards. However, as long as the Company remains a “controlled company,” these requirements will not apply to the Company and the Company may, in the future, seek to utilize some or all of these exemptions.

B. Compensation of Executive Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of $352,500 in cash and benefits to our executive officers. We paid non-employee directors an aggregate of $301,500 in cash and benefits.

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

The maximum number of ordinary shares which may be the subject of awards under the Equity Incentive Plan may not exceed 2,645,684 ordinary shares. Subject to certain provisions of the Equity Incentive Plan, no award can be exercised after the tenth anniversary of the date of grant. With the exception of certain special circumstances, an award can only be exercised while the award holder is employed or engaged by the Company or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant.

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

C. Board Practices

Our Board currently consists of six members, all of whom were elected pursuant to our current Memorandum and Articles. Our nominating and governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy.

Board Leadership Structure

The Company believes that the structure of the Board and its committees provide strong overall management of the Company.

Committees of the Board

The Board has an audit committee, compensation committee and nominating and corporate governance committee. The composition and responsibilities of each of the committees of the Board is described below. Members serve on these committees until their resignation or until as otherwise determined by the Board.

Audit Committee

Franco Cassar, Ira Greenstein and Rachel Bitan serve as members of our Audit Committee. Under the Nasdaq rules and applicable SEC rules, all the directors on the Audit Committee must be independent; our Board has determined that each of Franco Cassar, Ira Greenstein and Rachel Bitan is independent under the Nasdaq rules and applicable SEC rules. Franco Cassar serves as the Chairman of the Audit Committee. Each member of the Audit Committee is financially literate, and our Board has determined that Franco Cassar qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Company’s Audit Committee is responsible for, among other things:

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

Remuneration Committee

Franco Cassar, Ira Greenstein and Rachel Bitan serve as members of our Remuneration Committee. Under the Nasdaq rules, we are required to have a Remuneration Committee composed entirely of independent directors; our Board has determined that each of Franco Cassar, Ira Greenstein and Rachel Bitan is independent. Rachel Bitan serves as Chairman of the Remuneration Committee. The Company’s Remuneration Committee is responsible for, among other things:

●	reviewing, approving and determining the compensation of the Company’s officers and key employees;

●	reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Board or any committee thereof;

●	administering the Company’s equity compensation plans;

●	reviewing, approving and making recommendations to the Board regarding incentive compensation and equity compensation plans; and

●	establishing and reviewing general policies relating to compensation and benefits of the Company’s employees.

The Board adopted a written charter for the Remuneration Committee, which is available on its website.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing the Company’s corporate governance policies and reporting and making recommendations to the Board concerning governance matters.

The members of the Company’s Nominating and Corporate Governance Committee are Franco Cassar, Ira Greenstein and Rachel Bitan. Each of the members of the Company’s Nominating and Corporate Governance Committee is an independent director as defined in the listing standards. Our Board adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our corporate website. The information on our website is not part of this Report.

Code of Ethics

Following the Business Combination, the Company has posted its Code of Conduct and Ethics and intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner required by applicable rules or regulations of the SEC or securities exchange.

Compensation Committee Interlocks and Insider Participation

None of the Company’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the Company’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Board.

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

It is also anticipated that the Company will enact policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the Audit Committee has the responsibility to review related person transactions.

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

The functions and powers of our Board include, among others:

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

Our Memorandum and Articles also provide that our directors may be removed by the directors or ordinary resolution or special resolution of the shareholders, and that any vacancy on our Board, including a vacancy resulting from an enlargement of our Board (which shall not exceed any maximum number stated therein), may be filled by ordinary resolution or by vote of a majority of our directors then in office.

D. Employees

As of December 31, 2025, our subsidiaries had approximately 600 employees, located in 4 countries. None of our employees are represented by labor unions. In general, we consider our employee relations to be good. Our international workforce naturally results in a diversity of cultural, national and religious representation. We care about our people, and seek to promote their welfare, development and personal growth. The Company is dedicated to creating incentive programs to encourage and reward innovation and dedication.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,963,815 ordinary shares outstanding as of May 8, 2026.

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

Name of Beneficial Owners	Number of Ordinary Share Beneficially Owned		Percentage of Outstanding Ordinary Share
5% Stockholders:
Lighthouse Settlement	19,250,483	(1)	71.39%
Paul Packer	2,671,184	(2)	9.91%
Executive Officers and Directors:

Johann Elbaz	-		-
Oury Marciano	18,487		*
Khalid Assari	-		-
Julien Benitah	27,731		*
Franco Cassar	10,319		*
Ira Greenstein	10,319		*
Rachel Bitan	10,319		*
Mustapha Ghazali	-		-
All directors and executive officers as a group (8 individuals)	77,175		*

* Less than 1% of total outstanding ordinary shares on an as converted basis.

(1) Consists of 18,618,869 shares owned by Lighthouse Capital and 631,614 shares owned by Lighthouse Settlement. Lighthouse Settlement is the sole shareholder of Lighthouse Capital. Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. Lighthouse Corporation PTC, as trustee of Lighthouse Settlement, may be deemed to be the beneficial owner of the securities held by Lighthouse Settlement as trustee. Lighthouse Corporation PTC Limited is controlled by its three directors, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen. Lighthouse Corporation PTC Limited, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen each disclaim beneficial ownership over these securities except to the extent of their respective pecuniary interest therein.

(2) Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 14, 2024. Based on such Schedule 13G, Mr. Paul Packer may be deemed to beneficially own 2,671,184 shares of the Company, individually and as managing member of (a) Globis Capital Advisors, L.L.C, for itself and as the general partner of Globis Capital Partners, L.P., and (b) Globis Capital, L.L.C. for itself and as the general partner of Globis Capital Management, L.P., the Investment Manager of Globis Capital Partners, L.P. With respect to such shares, Mr. Packer has shared voting power and shared dispositive power.

A.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

FAHL Related Person Transactions

Exclusive Supply Agreement

Pursuant to Framework Contract for Delegation of Purchases and Terms of Application, between Forafric Maroc, and company within our group and then a wholly owned subsidiary of Lighthouse Capital, and Millcorp, FAHL is obligated to obtain at least 80% of its annual requirements of common wheat, durum wheat, or any other cereal, for the five year period which began on April 1, 2018 and ended on March 31, 2023. The agreement was subsequently extended by three years through March 31, 2026 as agreed upon by the parties. The purchases incurred were $38.4 million and $67.0 million, as of December 31, 2025 and 2024, respectively. This agreement was not renewed in March 2026.

Other Related Party Transactions

The Company’s amounts due from related parties were $0.9 million and $1.2 million as of December 31, 2025, and 2024.

The Company’s loans due to related parties were $2.2 million and $7.7 million as of December 31, 2025, and 2024, respectively.

Certain Transactions with Millcorp

On June 30, 2025, we sold part of our ownership in MDS Mali, MDS BF and MDS Niger for a total consideration of $15.7 million to Millcorp. Following the transfers, the Company’s ownership interests in the two majority owned subsidiaries were reduced to 51%, while the ownership interest in the non-consolidated equity method investee was reduced from 45% to 25%. On November 5, 2025, we sold 100% of our subsidiary Prodela to Millcorp for a total consideration of $963,000.

For more information on these transactions, see “Item 5.B. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividend Policy

The Company did not declare any dividend in the past and the Board will consider whether or not to institute a dividend policy in the future. The payment of future dividends on the ordinary shares will depend on the financial condition of the Company after the completion of the Business Combination subject to the discretion of the Board.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ordinary shares and warrants are currently listed on Nasdaq Capital Market under the symbol “AFRI” and “AFRIW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are currently listed on Nasdaq Capital Market under the symbol “AFRI” and “AFRIW,” respectively.

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

C. Material Contracts

Except as set forth below, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company – A. History and Development of the Company,” “Item 5.B. Operating and Financial Review and Prospects-Liquidity and Capital Resources,” “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions,” or elsewhere in this annual report.

D. Exchange Controls

There are currently no currency control restrictions on remittances of dividends on ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Gibraltar.

E. Taxation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares and warrants by U.S. Holders (as defined below). This discussion applies only to our ordinary shares and warrants, as the case may be, that are held by U.S. Holders as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete discussion of all potential tax effects arising in connection with the ownership and disposition of our ordinary shares and warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not analyzed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences analyzed below. The Company has not sought and will not seek any rulings from the IRS regarding the matters analyzed below. There can be no assurance the IRS will not take, or a court will not sustain, a contrary position regarding the tax consequences analyzed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers, or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the U.S.;

●	persons holding the ordinary shares and/or warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares and/or warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of the outstanding ordinary shares;

●	founders, sponsors, officers or directors of the Company or holders of Private Placement Warrants;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

●	S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received the ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes held or holds the ordinary shares and/or warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the ordinary shares and/or warrants, as the case may be, that is for U.S. federal income tax purposes:

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

U.S. Federal Income Tax Treatment of the Company

Tax Residence of the Company for U.S. Federal Income Tax Purposes.

Although as discussed below, such treatment is not expected, the IRS may assert that the Company should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

Under Code Section 7874, a corporation created or organized outside of the U.S. (i.e., a foreign corporation) will be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the shareholders of the acquired U.S. corporation hold, by vote or value shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”) amounting to at least 80%, and (iii) after the acquisition, the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

Although the Company is incorporated and tax resident in Gibraltar, the Company acquired substantially all of the assets of Globis through the Business Combination. As a result, Section 7874 of the Code may apply to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

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

However, the calculation of the Section 7874 Percentage is complex, is governed by detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Moreover, former holders of Globis Common Stock may be deemed to own an amount of the ordinary shares in respect to certain redemptions by former holders of Globis Common Stock prior to the Business Combination for purposes of determining the ownership percentage of former holders of Globis Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of the Company as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 the Company’s status as a foreign corporation for U.S. federal income tax purposes, the Company and certain Company shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on the Company and future withholding taxes on certain distributions to the Company shareholders. In particular, holders of the ordinary shares and/or warrants would be treated as holders of stock and warrants of a U.S. corporation.

The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of Globis’ Tax Attributes and Certain Other Adverse Tax Consequences to the Company and the Company’s Shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can, in certain circumstances, limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income, and result in certain other adverse tax consequences. These rules generally apply where, among other requirements, the Section 7874 Percentage is at least 60% (by either vote or value).

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the applicable treasury regulations, and certain factual assumptions, the Section 7874 Percentage is expected to be less than 60% after the Business Combination. Accordingly, the limitations and other rules described in this section are not expected to apply to the Company or Globis after the Business Combination.

If, however, the Section 7874 Percentage were determined to be at least 60% but less than 80%, the Company and certain of its shareholders could be subject to adverse tax consequences including, notably, the disqualification of dividends paid by the Company from preferential “qualified dividend income” rates for certain non-corporate U.S. Holders (including individuals).

The determination that the Section 7874 Percentage should be less than 60% after the Business Combination is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in law, potentially with retroactive effect) and certain factual uncertainties. There can be no assurance that the IRS will not challenge the Company’s position or that such a challenge would not be sustained by a court.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Ordinary Shares.

Distributions on the Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” if the Company makes distributions of cash or property on the ordinary shares, such distributions will be treated first as a dividend to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by the Company (or another applicable withholding agent). If the Company does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend paid by the Company will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion above under “— Utilization of Globis’ Tax Attributes and Certain Other Adverse Tax Consequences to the Company and the Company’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) will be treated as “qualified dividend income” that is taxable to such U.S. Holder at preferential rates applicable to long-term capital gain provided that:

●	either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) the Company is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program;

●	the Company is neither a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for the Company’s taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements;

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and

●	the taxpayer does not take the dividends into account as investment income under Code Section 163(d)(4)(B).

Because there is no comprehensive income tax treaty between the U.S. and Gibraltar, the first clause above can only be satisfied if the ordinary shares are readily tradable on an established securities market in the United States. Under IRS authority, the ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq on which the ordinary shares are traded. Furthermore, we do not believe we are or have been a PFIC, as discussed under “— Passive Foreign Investment Company Rules” below. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares.

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

Subject to certain exceptions, dividends on the ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as analyzed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to the ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of the Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize U.S. source gain or loss on any sale, exchange, redemption or other taxable disposition of the ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of the ordinary shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it should not be currently classified as a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that the Company could become a PFIC in a future taxable year.

In general, a company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC and you are a U.S. Holder, unless you make an effective “qualified electing fund”(“QEF”) election, gain realized on the sale or other disposition of the Ordinary Shares would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares, you would be treated as if you had realized such gain and certain “excess distributions”ratably over your holding period for the ordinary shares and would be taxed at the highest tax rate in effect for each previous year to which the gain was allocated in which we were a PFIC with respect to you, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, the ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in the ordinary shares. As discussed above, dividends received from the Company will not be eligible for the special tax rates applicable to “qualified dividend income” if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own the ordinary shares during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. Holder to make a QEF election in the event the Company is determined to be a PFIC.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Warrants

Although not entirely clear, it is likely that under current law the warrants will not be subject to the PFIC rules even if we are classified as a PFIC. It is possible, however, that the IRS could finalize current proposed regulations with a retroactive effective date that could cause the warrants to be subject to the PFIC rules for periods prior to the issuance of such regulations if we are classified as a PFIC. In addition, it is possible that the IRS could issue final regulations with a future effective date that could cause the warrants to be subject to the PFIC rules if we are classified as a PFIC either in the current taxable year or a future taxable year. You should consult your tax advisors regarding the potential application of the PFIC rules to warrants if we are classified as a PFIC. Except as described below under “—Tax Consequences if the Warrants Are Subject to PFIC Rules,” the remainder of the discussion below assumes that the warrants will not be subject to any special PFIC rules.

Exercise, Lapse, Redemption or Disposition of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, you generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant. Your tax basis in an ordinary share received upon exercise of the warrant generally will be an amount equal to the sum of your tax basis in the warrant exchanged therefor and the exercise price. It is unclear whether your holding period for the ordinary share received will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which you held the warrant. If a warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes.

In either tax-free situation, your tax basis in the ordinary shares received generally would equal your tax basis in the warrants. If the cashless exercise is not treated as a realization event, it is unclear whether your holding period for the ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. In either case, the holding period will not include the period during which you held the warrant. If the cashless exercise is treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining warrants, which would be deemed to be exercised. For this purpose, you may be deemed to have surrendered a number of warrants having an aggregate value equal to the exercise price for the total number of warrants to be deemed exercised. You would recognize capital gain or loss in an amount equal to the difference between the fair market value of the total number of warrants deemed surrendered and your tax basis in such warrants. In this case, your aggregate tax basis in ordinary shares received would equal the sum of your initial investment in the warrants deemed exercised and the exercise price of such warrants. It is unclear whether your holding period for the ordinary shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, you should consult your own tax advisor regarding the tax consequences of a cashless exercise.

If we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to you. In such an event, or upon an actual sale or other disposition of your warrants, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your warrants. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. You would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interests in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise or through a decrease to the exercise price of a warrant) as a result of a distribution of cash or other property to the holders of ordinary shares which is taxable to the U.S. holders of such ordinary shares as described under “U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if you received a cash distribution from us equal to the fair market value of such increased interest, and would increase your adjusted tax basis in your warrants to the extent that such distribution is treated as a dividend.

Tax Consequences if the Warrants Are Subject to PFIC Rules

As discussed above, although not entirely clear, it is likely that under current law the warrants will not be subject to the PFIC rules even if we are classified as a PFIC be subject to the PFIC rules even if we are classified as a PFIC. If, however, the PFIC rules apply to the warrants, a U.S. Holder may not make a mark-to-market election with respect to its warrants. As a result, if the PFIC rules apply to the warrants and a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), and we were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above under “U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Ordinary Shares —Passive Foreign Investment Company Rules.” In addition, if the PFIC rules apply to the warrants, the holding period of ordinary shares acquired upon exercise of the warrants would, for purposes of the PFIC rules described above, include the period in which the warrants were held.

Shareholder Reporting

If a U.S. Holder owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), it may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions , as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. You are urged to contact your tax advisors regarding the application of this filing requirement to your ownership of the ordinary shares and warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of the ordinary shares, and the proceeds received on the disposition of the ordinary shares or warrants effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to the ordinary shares and proceeds from the sale, exchange, redemption or other disposition of the ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES AND THE WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We also maintain a corporate website at https://www.forafric.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The Company’s functional currency is the MAD, and its presentation currency is the USD. Our global operations require active participation in foreign exchange markets. Our primary foreign currency exposures are the Moroccan Dirham, US Dollar and Euro. To reduce the risk arising from foreign exchange rate fluctuations, we may enter into derivative instruments, such as foreign currency forward contracts, swaps, and options. The changes in market value of such contracts have a high correlation to the price changes in the related currency exposures. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Moroccan Dirham to the U.S. dollar and Euro. Substantial changes in the exchange rate could have a material effect on our clients, our business and our profitability. From the beginning of 2023, the Company entered into foreign currency forward contracts to reduce the risk arising from foreign exchange rate fluctuations.

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

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of debt or equity financing, as well as exploring cost-reduction initiatives and the potential sale of non-core assets, to fund our business operating plans and future obligations.

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

Use of Proceeds

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2025, were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2025. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c) Attestation Report of the Company’s Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Our principal executive officer and principal financial officer have concluded, based on their evaluation, that our disclosure controls and procedures were effective as of December 31, 2025. This annual report does not include an attestation report of our registered public accounting firm.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have one financial expert as of the date of this report. Our Board has determined that Franco Cassar, chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the Nasdaq Capital Market. Mr. Cassar is “independent” as that term is defined in the rules of the SEC and the applicable Nasdaq rules.

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

	For the years ended December 31,
	2025	2024

Audit fees	$500,000	$675,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$500,000	$675,000

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Under the Companies Act, all companies incorporated under the laws of Gibraltar, including companies whose shares are publicly traded and listed on the Nasdaq Capital Market, are required to comply with various corporate governance requirements under Gibraltar law and the Articles of Association of such company. The requirements relate to such matters as the composition of the board of directors, the convening of board and shareholder meetings, proceedings at the same, and the issuance of shares. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of our ordinary shares on the Nasdaq Capital Market.

Certain corporate governance practices in Gibraltar, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

As a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the comparable requirements of the Nasdaq Listing Rules pursuant to Nasdaq Listing Rule 5615(a)(3), which provides for such exemption to compliance with Nasdaq Listing Rule 5600 Series, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

By way of example, we have relied on this exemption in respect of the following:

●	an exemption from the rule that a majority of our Board must be independent directors: There is no requirement in the Companies Act that the Board must be comprised of Independent Directors as defined in Nasdaq Listing Rule 5605(a)(2).

●	an exemption from the rule that director nominees must be selected or recommended solely by independent directors: There is no such restriction in the Company’s Act or the Articles of Association of the Company. Therefore, director nominees do not have to be selected by or recommended solely by Independent Directors.

●	notice, quorum, all procedural requirements in respect of each EGM and the Company’s AGM: As permitted, the Company has elected to follow the notice, quorum and procedural requirements in respect of each EGM and AGM stipulated in the Companies Act.

●	adoption of the ESOP: There is no requirement in the Companies Act for a share scheme to require the approval of the shareholders. The ESOP was therefore adopted by the Board in accordance with home country practice and the Company’s Articles of Association.

●	Issuance of Shares: Under the Companies Act, there is no restriction on the Company’s directors from allotting shares to the non-executive directors on the terms of the Directors Services Agreements, in accordance with the powers granted to them for five years under the Articles of Association.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is included as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

We are developing a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The aforementioned policies are substantially in place, but not yet committed to writing or formally approved. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors Related to our Business — Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.”

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

We have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. See “Item 3.D — Risk Factors Risks Related to our Business — Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Forafric Global, PLC, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed with SEC on June 9, 2022)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).
2.2	Description of Securities (incorporated by references to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, filed with the SEC on May 1, 2023).
4.1	Warrant Agreement, dated December 10, 2020, between Globis Acquisition Corp. and VStock Transfer, LLC. (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.2	Warrant Assignment and Novation Agreement, dated as of June 9, 2022, by and between Globis NV Merger 2 Corp. and Forafric Global PLC (incorporated by reference to Exhibit 4.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 10, 2022).
4.3	Registration Rights Agreement, dated December 10, 2020, between Globis Acquisition Corp. and the Sponsors (incorporated by reference to Exhibit 10.4 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on December 15, 2020).
4.4	Bond Subscription Deed, dated as of December 31, 2021, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.2 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on January 4, 2022).
4.5	Amendment to Bond Subscription Deed, dated as of April 20, 2022, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors (incorporated by reference to Exhibit 10.10 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.6	Forafric 2022 Long Term Employee Share Incentive Plan (incorporated by reference to Exhibit 10.6 of Forafric Global PLC’ Form 8-K (File No. 001-41416), filed with the SEC on June 15, 2022).
4.7	Agreement, dated March 29, 2018, by and between Forafric Maroc and Millcorp Geneva (incorporated by reference to Exhibit 10.6 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on February 15, 2022)
4.8	Summary of terms of loans owed by Forafric Agro Holdings Limited to Yariv Elbaz, Michael Elbaz, Lighthouse Settlement and Lighthouse Capital Limited (incorporated by reference to Exhibit 10.7 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.9	Form of Forafric Global PLC Director Deed of Indemnity (incorporated by reference to Exhibit 10.9 of Globis’ Form S-4/A (File No. 333-262126), filed with the SEC on April 20, 2022).
4.10	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with SEC on November 3, 2022)
8.1*	List of Subsidiaries
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 30, 2025)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP, Independent Registered Public Accounting Firm.
97.1#	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F, filed with SEC on April 30, 2024)
101	The following financial information from Forafric Global Plc’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101)

*	Filed herewith.
##	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Forafric Global, PLC

Date: May 15, 2026	By:	/s/ Khalid Assari
Khalid Assari
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

/s/ Julien Benitah
Julien Benitah
Chief Financial Officer
(Principal Accounting and Financial Officer)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ and Board of Directors of Forafric Global PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Forafric Global PLC (the “Company”), as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Note 2 and Note 9 to the consolidated financial statements, the Company performs an annual impairment assessment of its goodwill, or more frequently if events or circumstances indicate that the carrying value exceeds its fair value. Management bypassed the qualitative impairment assessment (step zero) and performed a quantitative impairment assessment utilizing a combination of the market and income approaches to determine the estimated fair value of its reporting units as of December 31, 2025.

We identified the evaluation of the fair value of the Company’s reporting units used to estimate goodwill impairment as a critical audit matter. Evaluating the fair value of the reporting units, including the related key assumptions, involved especially challenging, subjective, and complex auditor judgment. In particular, the fair value measurements were sensitive to changes in forecasted revenue growth rates and the discount rate applied under the income approach. In addition, judgment was required in evaluating the relevance and weight of a subsequent sales transaction entered into after year-end, which remained subject to closing conditions as of the report date, as an indicator of fair value under the market approach, including consideration of its terms and underlying economics. Changes in these assumptions could have had a significant impact on the estimated fair value of the reporting units and the resulting goodwill impairment assessment.

Our principal audit procedures related to the goodwill impairment assessment included the following:

●	We evaluated management’s significant accounting policies related to goodwill impairment for reasonableness.
●	We obtained an understanding of management’s process for estimating the fair value of the reporting units and evaluated the reasonableness of the key assumptions used in the analysis.
●	We evaluated management’s forecasts of future revenue by comparing them to historical operating results, industry trends, and external market data, and performed sensitivity analyses on key assumptions, including revenue growth rates and the discount rate.
●	We evaluated the Company’s consideration of the subsequent sales transaction entered into after year-end, including assessing the relevance and weight assigned to the transaction as an indicator of fair value, given that it remained subject to closing conditions as of the report date.
●	We involved our firm’s valuation professionals, with specialized skills and knowledge, who assisted in assessing assumptions utilized under the income and market approaches. These procedures included evaluating the discount rate by comparing it to a range of independently developed weighted average cost of capital estimates using publicly available market data for comparable entities, evaluating selected market multiples against comparable publicly traded companies, and developing an independent estimate of fair value to compare to management’s estimate.

/s/ UHY LLP

We have served as the Company’s auditor since 2021

Melville, New York

May 15, 2026

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$14,309	$12,231
Accounts receivable, net	13,963	17,977
Amount due from related parties	949	1,195
Other receivables	3,341	5,405
Inventories	14,078	15,224
Prepaid expenses and other current assets	9,242	11,480
Assets held for sale, current	12,300	13,873
Total current assets	68,182	77,385
Property, plant, and equipment, net	107,747	101,645
Right-of-use assets	16,327	16,183
Goodwill	46,559	42,886
Intangible assets, net	5,157	4,404
Other assets, noncurrent	2,962	3,575
Total assets	$246,934	$246,078

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$49,989	$52,126
Lines of credit – wheat inventories	80,828	88,378
Accounts payable	41,164	35,308
Accrued expenses	23,734	22,594
Contract liabilities	1,941	2,215
Current portion of long-term debt	8,766	4,635
Other liabilities, current	688	440
Liabilities held-for-sale, current	481	1,574
Total current liabilities	207,591	207,270
Long-term debt	17,628	13,116
Loan from related party	2,175	7,715
Deferred tax liabilities, net	10,276	9,569
Other liabilities, noncurrent	2,607	3,092
Total liabilities	240,277	240,762
Commitments and contingencies (Note 18)

Stockholders’ equity:
Preferred shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at December 31, 2025 and 2024, respectively	$-	$-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,917,597 and 26,901,592 issued and outstanding, at December 31, 2025 and 2024, respectively	27	27
Additional paid-in capital	152,041	143,649
Accumulated deficit	(154,569)	(139,679)
Accumulated other comprehensive loss	(6,188)	(5,670)
Non-controlling interest	15,346	6,989
Total Stockholders’ equity	6,657	5,316
Total liabilities and Stockholders’ equity	$246,934	$246,078

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	December 31,
	2025	2024	2023

Revenues	$176,488	$274,223	$301,954
Cost of sales	158,091	246,891	273,417
Gross profit	18,397	27,332	28,537
Operating expenses:
Selling, general and administrative expenses	21,952	35,093	27,295
Total operating expenses	21,952	35,093	27,295
Operating (loss) income from continuing operations	(3,555)	(7,761)	1,242
Other expense (income):
Interest income	(52)	(31)	(37)
Interest expense	14,319	12,815	13,478
Change in fair value of derivatives and contingent consideration	222	(1,442)	(25)
Foreign Exchange (gain) loss	(1,619)	33	(212)
Gain on sale of subsidiary	(6,603)	-	-
Other non-operating expenses	900	2,546	-
Total other expense	7,167	13,921	13,204
Loss before taxes from continuing operations	(10,722)	(21,682)	(11,962)
Income tax expense	1,383	1,651	589
Loss from continuing operations	(12,105)	(23,333)	(12,551)
Discontinued operations:
(Loss) profit from discontinued operations (note 21)	(1,647)	33	(652)
Income tax expense (benefit)	38	55	(695)
(Loss) income from discontinued operations	(1,685)	(22)	43
Net loss	(13,790)	(23,355)	(12,508)
Net income attributable to noncontrolling interest	1,100	970	168
Net loss attributable to the Company	$(14,890)	$(24,325)	$(12,676)

Loss from continuing operations per ordinary shares outstanding – basic and diluted	$(0.45)	$(0.87)	$(0.47)
(Loss) profit from discontinued operations per ordinary shares outstanding – basic and diluted	$(0.06)	$(0.00)	$0.00

Weighted average number of ordinary shares outstanding - basic and diluted	26,902,820	26,884,238	26,879,159

Net loss	(13,790)	(23,355)	(12,508)
Other comprehensive loss net of tax:
Foreign currency translation adjustments	458	(1,057)	(1,747)
Total other comprehensive income (loss)	458	(1,057)	(1,747)
Comprehensive loss	(13,332)	(24,412)	(14,255)
less: Comprehensive income attributable to non-controlling interest	2,073	578	442
Comprehensive loss attributable to the Company	$(15,405)	$(24,990)	$(14,697)

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Ordinary shares		Class Z Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Interest	Equity

Balance, January 1, 2023	26,879,102	$27	29,999,990	$30	$143,658	$(102,678)	$(2,984)	$6,902	$44,955
Shares repurchased and retired	-	-	(29,999,990)	(30)	-	-	-	-	(30)
Shares issued upon exercise of warrants	100	-	-	-	1	-	-	-	1
Acquisition of non-controlling interest	-	-	-	-	(549)	-	-	(933)	(1,482)
Redeemable non-controlling interest	-	-	-	-	(152)	-	-	-	(152)
Share-based compensation	-	-	-	-	169	-	-	-	169
Net (loss) income	-	-	-	-	-	(12,676)	-	168	(12,508)
Foreign exchange (loss) gain	-	-	-	-	-	-	(2,021)	274	(1,747)
Balance, December 31, 2023	26,879,202	$27	-	$-	$143,127	$(115,354)	$(5,005)	$6,411	$29,206
Share-based compensation	22,390	-	-	-	522	-	-	-	522
Net (loss) income	-	-	-	-	-	(24,325)	-	970	(23,355)
Foreign exchange loss	-	-	-	-	-	-	(665)	(392)	(1,057)
Balance, December 31, 2024	26,901,592	$27	-	$-	$143,649	$(139,679)	$(5,670)	$6,989	$5,316
Share-based compensation	16,005	-	-	-	396	-	-	-	396
Net (loss) income	-	-	-	-	-	(14,890)	-	1,100	(13,790)
Transactions with an entity under common control (Note 20)	-	-	-	-	7,996	-	(3)	6,284	14,277
Foreign exchange (loss) income	-	-	-	-	-	-	(515)	973	458
Balance, December 31, 2025	26,917,597	$27	-	$-	$152,041	$(154,569)	$(6,188)	$15,346	$6,657

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(13,790)	$(23,355)	$(12,508)
Less: Income (loss) from discontinued operations, net of tax	1,685	22	(43)
Net loss from continuing operations	(12,105)	(23,333)	(12,551)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation of property, plant and equipment	4,793	4,338	4,494
Amortization of intangible assets	464	352	259
Amortization of right-of-use assets	1,316	1,353	1,059
Bad debt expense	696	895	87
Impairment of goodwill	1,020	-	-
Impairment of other assets	-	4,962	-
Change in fair value of derivatives and contingent consideration	222	(1,442)	(25)
Non-cash accretion of interest expense	1	65	129
Share-based compensation	396	522	169
Deferred income taxes	(314)	(581)	(1,286)
Gain on sale of subsidiary	(6,603)	-	-
Changes in operating assets and liabilities:		-	-
Accounts receivable	3,745	8,852	(1,845)
Other receivables	2,584	11,539	26,658
Prepaid expenses and other current assets	6,365	8,065	8,059
Inventories	596	10,129	1,656
Other assets, noncurrent	(43)	1,143	(1,632)
Accounts payable	3,513	(10,942)	8,950
Lease liabilities	(763)	(695)	(581)
Other payables and liabilities	(4,922)	7,035	(310)
Net cash provided by operating activities from continuing operations	961	22,257	33,290
Net cash (used in) provided by operating activities from discontinued operations	(605)	1,209	36
Net cash provided by operating activities	356	23,466	33,326
Cash flows from investing activities:
Cash proceeds from sale of subsidiary, net of cash disposed	8,286	-	-
Acquisition of businesses and assets, net of cash acquired	-	-	(37)
Purchases of property, plant, and equipment	(517)	(1,776)	(9,485)
Sales of property, plant, and equipment	-	7	47
Additions to intangible assets	(451)	(283)	(319)
Net cash provided by (used in) investing activities from continuing operations	7,318	(2,052)	(9,794)
Net cash used in investing activities from discontinued operations	(43)	(9)	(43)
Net cash provided by (used in) investing activities	7,275	(2,061)	(9,837)
Cash flows from financing activities:
Proceeds from exercise of warrants	-	-	1
Cash proceeds from transactions with an entity under common control	9,860	-	-
Loans from related parties	568	5,640	-
Borrowings on working capital facilities, net	(7,984)	7,349	(1,803)
Borrowings on lines of credit – Wheat inventories	5,553	50,385	59,604
Repayments on lines of credit – Wheat inventories	(11,628)	(86,349)	(77,781)
Borrowings on loans	-	862	3,733
Repayments on loans	(3,058)	(8,678)	(5,149)
Net cash used in financing activities from continuing operations	(6,689)	(30,791)	(21,395)
Net cash provided by (used in) financing activities from discontinuing operations	571	(2,397)	213
Net cash used in financing activities	(6,118)	(33,188)	(21,182)
Effect of exchange rate changes on cash and cash equivalents	565	(7)	(3,113)
Net increase (decrease) in cash and cash equivalents	2,078	(11,790)	(806)
Cash and cash equivalents, beginning of year	12,231	24,021	24,827
Cash and cash equivalents, end of year	$14,309	$12,231	$24,021

Non-cash activities:
Extinguishment of related party loan in connection with transactions with an entity under common control	$5,726	$-	$-
Debt assumed by purchaser in sale of subsidiary	$962	$-	$-
Non-cash acquisition of non-controlling interest	$-	$-	$1,482
Shares repurchased and retired	$-	$-	$30

Supplemental cash flow disclosures:
Interest paid	$13,236	$13,079	$15,750
Net income taxes paid	$1,102	$2,232	$1,987

The accompanying notes are an integral part of these consolidated financial statements.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended DECEMBER 31, 2025, 2024 AND 2023

(In thousands, except share and per share data)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and its subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry. The Company operates in Morocco and West Africa and has a complete offering of flours and semolina, as well secondary processing products including pasta and couscous, rice, and starches.

These consolidated financial statements are the consolidated financial statements of the Company and its subsidiaries, each of which is controlled, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. Refer to Note 20 — Related Parties for further information regarding the Company’s related party transactions.

Unless otherwise noted, discussion in these Notes to Consolidated Financial Statements refers to our continuing operations. Refer to Note 21, Assets and liabilities held for sale and discontinued operations, for additional information.

Basis of Presentation - These consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Other Receivables – Other receivables include government subsidies for the production and sale of flour. The Moroccan government provides a fixed subsidy based on production and customer. Subsidies are paid by the Moroccan government twice a year based on sales of flour for the previous six months. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the consolidated statement of operations. During the year ended December 31, 2025, and 2024, the Company received $11,551 and $17,299, respectively, in the aggregate of government subsidies for the production of affordable flour and relief from import tax on foreign sourced raw materials from the Moroccan government.

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

Recognized intangible assets, exclusive of goodwill, are amortized over the useful lives of the assets unless that life is determined to be indefinite. All of our intangible assets, exclusive of goodwill and trademarks, are finite lived. All amortization expenses related to intangible assets are recorded in selling, general, and administrative expense in the consolidated statements of operations. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

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

Segment Reporting - The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. Management has identified Soft Wheat, Durum Wheat, and Couscous and Pasta as separate operating segments. Refer to Note 19 for further information regarding the Company’s segment information.

Advertising - The Company has elected to expense all advertising costs as incurred. The Company expenses advertising costs as incurred and such expenses totaled $114, $69, and $258 for the fiscal years ending December 31, 2025, 2024 and 2023, respectively.

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

Foreign Currency Translation and Transactions - The Company’s reporting currency is the US dollar (“USD”). The functional currency of the Company’s operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of Stockholders’ equity. The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in foreign exchange (gain) loss in the consolidated statements of operations and comprehensive loss.

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

Revenue Recognition – The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company’s contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in ASC paragraph 10-50-14 of ASC Topic 606, Revenue from Contracts with Customers and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Trade discounts or volume rebates are recognized as a deduction in revenue. No payment terms beyond one year are granted at contract inception.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Amounts paid to suppliers prior to purchase recognition are recorded within prepaid expenses and other current assets on the consolidated balance sheets.

Shipping and Handling Costs – Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfilment activity and are included in cost of sales. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

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

Accounting for Warrants – The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the public warrants and private placement warrants issued pursuant to the business combination consummated in 2022 (the “Business Combination”) qualify for equity accounting treatment. For further detail on the Company’s warrants (public and private), refer to Note 15 - Stockholders’ Equity.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

The Company measured the derivative liability / asset related to foreign currency forward contracts at fair value on a recurring basis. Refer to Note 13 – Foreign currency forward contracts.

The Company measured the contingent consideration liability at fair value on a recurring basis.

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

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset, and the sale expected to be completed within one year from the date of the classification except if events or circumstances beyond the Company’s control extend the period of time required to sell the asset or disposal group beyond one year; the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan to sell have been initiated.

Assets and liabilities classified as held for sale are presented separately in the Consolidated Balance Sheets. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss only if they represent a strategic shift. The revenue and expenses included in the results of discontinued operations are the revenue and direct operating expenses incurred by the discontinued component that may be reasonably segregated from the revenue and costs of the ongoing operations of the Company. Refer to Note 21 – Assets and liabilities held for sale and discontinued operations for further information.

Liquidity and going concern - In connection with the preparation of the consolidated financial statements for the year ending December 31, 2025, management has evaluated the company’s ability to continue as a going concern. Based on current financial conditions, the company has incurred significant operating losses in recent periods, and its cash flow projections indicate that it may not have sufficient liquidity to meet its obligations over the next twelve months.

Management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale or strategic restructuring of certain assets. As part of these initiatives, the Company completed the sale of a wholly owned subsidiary engaged in logistics activities in August 2025 for proceeds of $8,286, and the sale of long-term assets related to a durum wheat milling operation in March 2026 for proceeds of $18,733.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 prospectively for the year ended December 31, 2025. See Note 14 — Income Taxes. Since this new ASU addresses only disclosures, its adoption did not have any effect on the Company’s financial position, results of operations, or cash flows.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025. The ASU is applied prospectively and early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On December 8, 2025, the FASB issued ASU 2025-11 to clarify the current interim disclosure requirements and the applicability of ASC 270 — “Interim Reporting” (“ASC 270”). The ASU creates a comprehensive list of interim disclosures in ASC 270 that are required in interim financial statements and the accompanying notes under GAAP. It also incorporates a disclosure principle requiring entities to disclose in interim periods events and changes that occur after the end of the most recent annual reporting period that have a material impact on the entity. ASU 2025-11 also clarifies that SEC registrants are required to refer to existing SEC guidance, such as Rule 10-01 of Regulation S-X, since those rules provide form and content requirements for condensed financial statements. ASU 2025-11 will be effective for interim and annual reporting periods beginning after 2027, which will be first quarter of fiscal 2028 for the Company. Early adoption is permitted, and the guidance can be applied prospectively or retrospectively. Since ASU 2025-11 is disclosure-related only, its adoption is not expected to have an effect on the Company’s financial position, results of operations, or cash flows. The Company is currently evaluating the disclosure guidance in ASU 2025-11 to determine if any new or amended disclosures will be required upon adoption.

Other than as described above, no accounting pronouncements issued or effective during the year ended December 31, 2025, has had or is expected to have a material impact on the consolidated financial statements.

4.	LEASES

The Company has operating leases for real estate and vehicles. The Company has finance leases for equipment and construction land space. Leases are classified as finance leases because ownership of the underlying assets transfers at the end the lease term. Remaining lease terms for these leases range from less than one year to nine years.

The Company does not record leases with a term of 12 months or less on the balance sheet.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Supplemental balance sheet information related to leases was as follows:

	Balance Sheet	December 31,
	Classification	2025	2024
		(in thousands)
Assets
Operating leases	Right-of-use assets	$6,624	$6,931
Finance leases	Right-of-use assets	9,703	9,252
Total assets		$16,327	$16,183

Liabilities
Current liabilities
Operating leases	Current portion of long-term debt	$713	$635
Finance leases	Current portion of long-term debt	73	390
Total current liabilities		786	1,025
Noncurrent liabilities
Operating leases	Long-term debt	5,515	5,893
Finance leases	Long-term debt	75	182
Total noncurrent liabilities		5,590	6,075
Total liabilities		$6,376	$7,100

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

The weighted-average discount rates for the Company’s leases were as follows:

	December 31,
	2025	2024
Operating leases	5.2%	5.2%
Finance leases	6.6%	7.0%

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

The weighted-average remaining lease term of the Company’s leases were as follows:

	December 31,
	2025	2024
Operating leases	8.8 years	9.5 years
Finance leases	0.9 years	0.5 years

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The components of lease expense for the year ended December 31, 2025, 2024, and 2023 were as follows:

	December 31,
	2025	2024	2023
	(in thousands)
Operating lease cost	$795	$810	$581
Finance lease cost:
Amortization of right-of-use assets	521	543	478
Interest on lease liabilities	24	81	156
Total lease cost	$1,340	$1,434	$1,215

As of December 31, 2025, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
2026	1,072	115
2027	1,004	84
2028	967	40
2029	901	-
2030	778	-
Thereafter	3,394	-
Total lease payments	8,116	239
Less: Interest	(1,888)	(91)
Present value of lease liabilities	$6,228	$148

Other information related to leases for the year ended December 31, 2025, 2024, and 2023 were as follows:

	December 31,
	2025	2024	2023
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$795	$810	$581
Operating cash flows used for finance leases	$521	$543	$478
Financing cash flows used for finance leases	$24	$81	$156

5.	ACCOUNTS RECEIVABLE, NET

The gross and realizable value of accounts receivable are detailed as follows:

	December 31,
	2025	2024
	(in thousands)
Accounts receivable	$26,533	$33,544
Allowance for credit losses	(12,570)	(15,567)
Total	$13,963	$17,977

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Changes in allowances for estimated credit losses consisted of:

Allowance for
Estimated Credit Losses
(in thousands)
Balance at December 31, 2023	$(14,979)
Current period provision for expected credit losses	(895)
Foreign currency exchange adjustments	307
Balance at December 31, 2024	$(15,567)
Current period provision for expected credit losses	(696)
Write-offs	5,763
Deconsolidation	(488)
Foreign currency exchange adjustments	(1,582)
Balance at December 31, 2025	$(12,570)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2025	2024
	(in thousands)
Value-added tax receivable	$2,190	$1,614
Prepaid income taxes	2,541	4,476
Advances to suppliers	3,459	3,515
Prepaid expenses	340	485
Other current assets	712	1,390
Total	$9,242	$11,480

7.	INVENTORIES

Inventories are detailed as follows:

	December 31,
	2025	2024
	(in thousands)
Merchandise	$24	$847
Raw materials and consumable supplies	9,445	12,819
Finished goods	4,609	1,558
Total	$14,078	$15,224

The Company has no inventory reserves as of December 31, 2025, and 2024.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2025	2024
	(in thousands)
Land	$25,322	$22,857
Buildings	59,710	54,026
Machinery and equipment	67,519	60,498
Assets in progress	6,688	6,661
Others	5,667	5,036
Total	164,906	149,078
Less accumulated depreciation	(57,159)	(47,433)
Total	$107,747	$101,645

Depreciation expense was $4,793 and $4,338 for the years ended December 31, 2025, and 2024, respectively.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill allocated to its reporting units for the year ended December 31, 2025, and 2024 are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2023	$33,151	$2,411	$8,449	$44,011
Foreign currency exchange adjustments	(890)	(52)	(183)	(1,125)
Balance at December 31, 2024	$32,261	$2,359	$8,266	$42,886
Impairment	-	(1,020)	-	(1,020)
Foreign currency exchange adjustments	3,574	229	890	4,693
Balance at December 31, 2025	$35,835	$1,568	$9,156	$46,559

The Company performed its annual goodwill impairment assessment as of December 31, 2024, which did not result in the recognition of any impairment losses. During the six months ended June 30, 2025, the Company identified triggering events related to the Durum reporting unit, primarily due to delays in achieving the forecasted projections supporting the reporting unit’s original business plan. As a result, the Company performed a quantitative goodwill impairment assessment using an income approach (discounted cash flow) and recognized a goodwill impairment charge of approximately $1,020.

As of December 31, 2025, the Company elected to bypass the optional qualitative goodwill impairment assessment and proceeded directly to a quantitative goodwill impairment test for all reporting units. The Company then performed a quantitative assessment utilizing a combination of income and market approaches to estimate the fair value of its reporting units. The analysis incorporated updated forecasts of future operating performance, including revenue growth assumptions, as well as market-based valuation inputs derived from comparable companies. The Company also considered a subsequent sales transaction entered into after year-end, which remained subject to final closing conditions as of the report date, as an indicator of fair value under the market approach. Additionally, as of December 31, 2025, the Company determined that the carrying values of its Durum Wheat reporting unit was negative. Based on the analysis performed, no additional goodwill impairment was recognized.

Changes in the carrying amount of intangible assets for the year ended December 31, 2025, and 2024 are as follows:

	Trade	Customer	Other	Intangible
	names	relationships	intangibles	Assets
	(in thousands)
Balance at December 31, 2023	$967	$1,775	$1,906	$4,648
Acquisitions	-	-	283	283
Amortization	-	(93)	(259)	(352)
Foreign currency exchange adjustments	(47)	(89)	(39)	(175)
Balance at December 31, 2024	$920	$1,593	$1,891	$4,404
Acquisitions	-	-	449	449
Amortization	-	(97)	(367)	(464)
Transfer	-	-	244	244
Foreign currency exchange adjustments	114	197	213	524
Balance at December 31, 2025	$1,034	$1,693	$2,430	$5,157

As of December 31, 2025, the weighted-average remaining amortization period for intangibles other than goodwill is 7.1 years and future intangible amortization is expected to total the following:

(in thousands)
2026	$818
2027	818
2028	818
2029	694
2030	571
Thereafter	404
Total amortization	$4,123

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

10.	ACCRUED EXPENSES

Accrued expenses consist of:

	December 31,
	2025	2024
	(in thousands)
Consideration payable to selling stockholder	$10,122	$9,480
Accrued government taxes	7,751	9,127
Accrued interest	3,778	2,304
Accrued salaries and benefits	709	592
Accruals to social agencies	387	637
Other accrued expenses	987	454
Total	$23,734	$22,594

11.	LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $50,000. Interest rates range from 5.6% to 13.36%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $80,828, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 2.75% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

Demand Letter

In December 2024, the Company received a demand letter from a lender requesting immediate repayment of two outstanding loan facilities. The demand was issued as a result of a shortfall in the level of inventory pledged as collateral under the terms of the loan agreements. A review performed by the lender determined that the pledged inventory had fallen below the required threshold, constituting a breach of the collateral coverage terms and triggering a default provision under the agreements.

The outstanding balance of the loan facilities subject to the demand is $42,000. The Company is currently in active discussions with the lender to resolve the matter, which may include reinstating compliance through the provision of additional collateral or refinancing the facility under revised terms.

At this time, no assurance can be given regarding the outcome of these negotiations. The Company is evaluating the financial and operational implications of this demand and will take all necessary measures to protect its interests and ensure continuity of operations. Management has assessed the implications of this event and has included the related borrowings as current liabilities as of December 31, 2025.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12.	LONG-TERM DEBT

The long-term debt is presented as follows:

	December 31,
	2025	2024
	(in thousands)
Loans	$20,018	$10,651
Leases	6,376	7,100
Total outstanding debt	26,394	17,751
Less current portion	(8,766)	(4,635)
Total long-term debt	$17,628	$13,116

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums, if any, are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $4 to $107, with annual payments ranging from approximately $83 to $354. Interest on the Term Loans range from 5.5% to 13.36% per annum. The Term Loans mature through 2034.

During 2025, the Company, through its subsidiaries Cerelis and Finagrain, finalized restructuring arrangements with CIH Bank related to certain existing borrowings. As part of these arrangements, the Company made repayments of outstanding indebtedness and restructured portions of the remaining obligations into consolidation term loans. The restructuring package also included the renewal of certain working-capital, trade-finance and guarantee facilities. The consolidation term loans had contractual principal amounts of approximately $4,711 for Cerelis and $6,135 for Finagrain, respectively. Each term loan bears interest at approximately 6.8% plus applicable taxes and is repayable in quarterly installments beginning June 30, 2025 over an approximate four-year term. Separately, the renewed working-capital facilities for Cerelis and Finagrain each had aggregate commitments of approximately $10,955 and were subject to product-specific pricing and maturity terms.

The Company evaluated the modified borrowing arrangements under ASC 470-50 and concluded that the changes represent modifications of existing debt. Accordingly, no gain or loss was recognized upon the restructurings. For accounting purposes, the modified borrowings continue at their pre-modification carrying amounts, with the revised contractual terms reflected prospectively in interest expense. The arrangements are supported by a collateral and guarantee package that includes mortgages over certain real property, first-demand guarantees, related insurance assignments and cross-collateralization among certain group obligations.

Lease Obligations

The Company owes $6,376 and $7,100 related to its leases as of December 31, 2025, and 2024, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 4 for additional information regarding the Company’s leases.

The scheduled maturities of outstanding debt as of December 31, 2025 are as follows:

(in thousands)
2026	8,766
2027	5,646
2028	4,608
2029	2,351
2030	1,303
Thereafter	3,720
Total outstanding debt	$26,394

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13.	FOREIGN CURRENCY FORWARD CONTRACTS

Our global operations require active participation in foreign exchange markets. From the beginning of 2023, the Company entered into foreign currency forward contracts to reduce the risk arising from foreign exchange rate fluctuations.

We do not utilize hedge accounting and as such value open foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in “Change in fair value of derivatives and contingent consideration” on the Company’s consolidated statements of operations and comprehensive loss.

As of December 31, 2025 the Company did not have outstanding foreign currency forward contracts. The Company had 8 foreign currency forward contracts outstanding as of December 31, 2024, with a notional value of $8,540 and €2,020 ($2,098), respectively.

Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate as of the reporting period; thus, the Company measures the fair value of these contracts under a Level 2 input.

The foreign currency forward contract assets totaled $0 and $272, respectively at December 31, 2025 and 2024. The Foreign currency forward contract liabilities totaled $0 and $67, respectively at December 31, 2025 and December 31, 2024. These assets and liabilities are recorded within prepaid expenses and other current assets, and other liabilities, current, respectively on the consolidated balance sheets.

14.	INCOME TAXES

The following table presents the components of the December 31, 2025, 2024 and 2023 provision for income taxes:

	December 31,
	2025	2024	2023
	(in thousands)
Current	$1,697	$2,232	$1,875
Deferred	(314)	(581)	(1,286)
Total income tax expense	$1,383	$1,651	$589

The components of the Company’s income tax provision were as follows for the periods indicated (in thousands):

	December 31,
	2025	2024	2023
	(in thousands)
Current
Morocco	$333	$769	$1,140
Mali	1,191	1,815	561
Burkina Faso	173	(352)	174
Total current income tax expense	$1,697	$2,232	$1,875

Deferred
Morocco	$(469)	$(501)	$(1,286)
Mali	40	(179)	-
Burkina Faso	115	99	-
Total deferred income tax benefit	$(314)	$(581)	$(1,286)
Total income tax expense	$1,383	$1,651	$589

The Company’s effective tax rate was -13%, -8%, and -5% for the year ended December 31, 2025, 2024 and 2023, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on revenue and other specific income items.

The current tax expense corresponds to the amounts paid or pending of payment in short-term to the Moroccan tax authorities for the period, according to the Law and Regulations of Morocco. The Company’s filed tax returns from the 2022 through 2025 tax years remain open for examination by the tax authorities under the normal statute of limitations.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

According to tax legislation in Morocco, companies are taxed on the difference between their trading income and expenditure. Business expenses incurred in the operation of the business are generally deductible unless specifically excluded. The Moroccan 2023 Tax Code enacted a tax reform by fixing two target rates as follows:

-	20% for companies with a net tax income lower than Moroccan Dirham (“MAD”) 100 million.

-	35% for companies with a net tax income equal to or higher than MAD 100 million.

All the group’s entities in Morocco will be progressively subject to the 20% income tax rate.

Companies in Mali and Burkina are subject to an income tax of 30% and 27.5% respectively.

For the year ended December 31, 2025, we adopted ASU 2023-09 prospectively. A reconciliation of income tax expense computed at the Moroccan statutory tax rate to the income tax expense reported in the consolidated statements of operations pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	December 31, 2025
	$	%

Moroccan tax at statutory rate	$(2,145)	20.0%
Foreign tax effects – Mali permanent differences	25	-0.2%
Foreign tax effects – Mali unrecognized tax losses	173	-1.6%
Foreign tax effects – Mali other local tax effects	390	-3.6%
Morocco Unrecognized tax losses	3,360	-31.3%
Morocco change in valuation allowance	258	-2.4%
Morocco permanent differences	(678)	6.3%
Recalculated tax expense	$1,383	-12.9%

The reconciliation of income tax expense computed at the Moroccan statutory tax rate to the income tax expense for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	December 31,
	2024	2023
	(in thousands)
Net loss	$(23,333)	$(12,551)
Income tax benefit for the period	1,651	589
Loss before tax	(21,682)	(11,962)
Effective tax rate	-8%	-5%
Permanent differences not deductible (taxable) for tax purposes	(3,421)	(3,685)
Unrecognized tax losses	(2,292)	(695)
Other	(280)	1,408
Recalculated tax benefit	$(4,342)	$(2,383)
Statutory tax rate in Morocco	20%	20%

During the years ended December 31, 2025, and 2024, the Company has $55,024 and $40,349, respectively, as cumulative net operating losses of which $29,776 and $19,262 that begin to expire within four years, respectively.

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

The Company maintains a valuation allowance for deferred tax assets that may not be realizable in the future. During the year ended December 31, 2025, the Company reassessed its deferred tax assets and liabilities, including the valuation allowance, in accordance with ASC 740, “Income Taxes.”

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. Following the release of the aforementioned valuation allowance, we continue to believe it is more likely than not that the benefit for certain net operating loss carryforwards will not be realized. In recognition of this risk, we continue to provide a partial valuation allowance on the deferred tax assets relating to these carryforwards in the amount of $7,414 and $4,889 as of December 31, 2025 and 2024, respectively. These allowance amounts correspond mainly to carryforward losses that are not indefinite,

For the year ended December 31, 2025, we adopted ASU 2023-09 prospectively. The amount of cash income taxes paid by the Company were as follows:

2025
(in thousands)
Morocco	$437
Mali	595
Burkina Faso	70
Total cash income taxes paid	$1,102

15. STOCKHOLDERS’ EQUITY

Capital stock

Preferred Shares - The Company is authorized to issue 1,000,000 preferred shares with a par value of $.001 per share. The authorized Preferred Shares will be available for issuance by the Company’s board of directors (the “Board”) upon the passing of an ordinary resolution of the holders of the ordinary shares. The ordinary resolutions of the stockholders of the Company will stipulate the powers, preferences and relative, participating, optional and other rights or special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as well as any restrictions, of the class of preferred shares as a whole, which has not yet been determined.

Ordinary Shares - The Company is authorized to issue 100,000,000 ordinary shares with a par value of $.001 per share. As of December 31, 2025, a total of 26,917,597 ordinary shares were issued and outstanding. In the event of the liquidation of the Company, after satisfaction of liabilities to creditors, the assets of the Company will be distributed to the holders of the ordinary shares in the Company in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to ordinary shares. The rights, preferences and privileges of holders of ordinary shares may be subject to those of the holders of any preferred shares the Company may issue in the future.

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $0.001 per share. As of December 31, 2025, and 2024, the Company had zero Class Z Ordinary Shares issued and outstanding.

Warrants

Public Warrants - There were 11,461,120 public warrants outstanding at December 31, 2025, and 2024. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

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

Private Warrants - At December 31, 2025, and 2024, there were 4,289,722 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder was entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. As of December 31, 2024, no earn out shares were issued and the rights have expired.

16. SHARE-BASED COMPENSATION

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

The following table summarizes all stock option activity for the year ended December 31, 2025:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2024	64,705	$0.001	8.38	$663
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding at December 31, 2025	64,705	$0.001	7.38	$714
Exercisable at December 31, 2025	-	$-	-	$-

The weighted-average grant-date fair value of options was $10.99.

As of December 31, 2025, all the compensation expense associated with the stock options has been recognized.

The grant date fair value of the stock options was estimated using the following assumptions:

Expected term	5 years
Volatility	62.39%
Expected dividend yield	0.00%
Annual Risk Free Rate	3.52%

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table summarizes the phantom option activity for the year ended December 31, 2025:

	Phantom Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at December 31, 2024	57,313	$0.001	8.45	$587
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	(40,672)	0.001	8.45	(417)
Outstanding at December 31, 2025	16,641	$0.001	7.45	$184
Exercisable at December 31, 2025	-	$-	-	$-

The weighted-average fair value of the phantom stock options for the year ended December 31, 2025, was $11.03. The liability for outstanding phantom stock options as of December 31, 2025 was $184 and is included in other liabilities in the consolidated balance sheet.

As of December 31, 2025, all the compensation expense associated with the phantom options has been recognized.

The fair value of the phantom options at December 31, 2025 was estimated using the following assumptions:

Expected term	5 years
Volatility	54.45%
Expected dividend yield	0.00%
Annual Risk Free Rate	3.47%

In addition to the equity incentive plan discussed above, the Company entered into a Director Service Agreement, on November 2, 2022 (the “Director Agreements”). The Director Agreements stipulate that each director shall receive that number of shares of the Company’s common stock equal to $25, based on the market price of the Common Stock, on June 9, 2022 (the “Commencement Date”) and on each anniversary of the Commencement Date. As of December 31, 2025, the total compensation expense associated with the Director Service Agreement is $435.

17. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) by the number of weighted average ordinary shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 26,902,820 and 26,884,238 and 26,879,159 for the years ended December 31, 2025, 2024 and 2023, respectively. Because there was no activity to cause dilution in the weighted average ordinary shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout and option shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

18. COMMITMENTS AND CONTINGENCIES

The Company entered into a five-year supply agreement with Millcorp Geneva SA (“Millcorp”), pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp. The agreement expired on March 31, 2026, and will not be renewed. The purchases incurred were $38,412, $67,042, and $ 147,284 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $38,756 As of December 31, 2025.

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements at December 31, 2025.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

19. SEGMENT INFORMATION

The Company manages operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. The Company has designated reportable segments based on how management views its business. The Company does not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented. The reportable segments, as presented below, are consistent with the way the Company reports its results to the chief operating decision maker (“CODM”). Management determined that the Company’s Chief Executive Officer (“CEO”), is ultimately responsible for allocating resources and assessing the performance of the Company. As such, the CEO is the CODM in accordance with ASC 280-10-50-5.

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

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Financial information relating to the Company’s reportable segments is as follows:

	December 31,
	2025	2024	2023
	(in thousands)
Sales to external customers:
Soft Wheat	$150,136	$215,090	$218,761
Durum Wheat	6,238	27,418	48,233
Couscous & Pasta	17,397	27,021	31,410
All other	2,717	4,694	3,550
Total	$176,488	$274,223	$301,954
Cost of sales (1)
Soft Wheat	$(134,749)	$(194,492)	$(194,453)
Durum Wheat	(6,923)	(29,150)	(47,465)
Couscous & Pasta	(13,912)	(19,397)	(28,649)
All other	(2,507)	(3,852)	(2,850)
Total	$(158,091)	$(246,891)	$(273,417)
Gross profit
Soft Wheat	$15,387	$20,598	$24,308
Durum Wheat	(685)	(1,732)	768
Couscous & Pasta	3,485	7,624	2,761
All other	210	842	700
Total	$18,397	$27,332	$28,537
Selling, general and administrative expenses (2)
Soft Wheat	$(13,009)	$(21,806)	$(22,020)
Durum Wheat	(1,753)	(264)	(332)
Couscous & Pasta	(1,348)	(9,236)	(1,095)
All other	(5,842)	(3,787)	(3,848)
Total	$(21,952)	$(35,093)	$(27,295)
Operating income (loss)
Soft Wheat	$2,378	$(1,208)	$2,288
Durum Wheat	(2,438)	(1,996)	436
Couscous & Pasta	2,137	(1,612)	1,666
All other	(5,632)	(2,945)	(3,148)
Total	$(3,555)	$(7,761)	$1,242

(1)	Primarily includes purchases of inventory, packaging, and other sales costs.

(2)	Primarily includes payroll costs, transportation fees, professional fees, and other selling, general, and administrative costs.

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 32.5% (20.9% in Mali, 10% in Burkina and 1.6% in other countries) and 18.5% of total consolidated net sales from operations for the years ended December 31, 2025, and 2024, respectively. Net sales are determined based on the customer destination where the products are shipped.

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	December 31,
	2025	2024
	(in thousands)
Morocco	$86,981	$82,391
Burkina	9,269	8,269
Mali	7,049	6,508
Angola	3,997	4,016
Other	451	461
Total	$107,747	$101,645

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

20. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties.

Millcorp provides significant part of the imported grain to the Company. The purchases incurred were $38,412, $67,042 and $147,284 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company has outstanding amounts of $11,236 and $5,545 included in the account payable due to Millcorp as of December 31, 2025 and 2024, respectively.

The Company grants share-based payments to non-executive members of its Board in exchange for directors’ services. For the year ended December 31, 2025, the share-based compensation expense recognized was $125.

The Company’s amounts due from related parties were $949 and $1,195 as of December 31, 2025, and 2024, respectively.

The Company’s loans from related parties were $2,175 and $7,715 as of December 31, 2025, and 2024, respectively.

Moreover, the Company owed Lighthouse Capital Limited (“Lighthouse Capital”) $8,000 as part of the consideration for the Business Combination with interest accruing at the rate of 8% per annum from June 8, 2022. The total outstanding consideration payable to Lighthouse Capital amounts to $10,122, and $9,480 for the years ended December 31, 2025, and 2024, respectively. These amounts are recorded within accrued expenses.

Transactions Between Entities Under Common Control

On June 30, 2025, the Company sold partial ownership interests in two majority owned subsidiaries, and one non-consolidated equity method investee, to a related-party entity under common control. The total consideration of this transaction was $15,691. The sales qualified as transactions between entities under common control and were therefore accounted for in accordance with ASC 805-50, Transactions Between Entities Under Common Control, and ASC 810-10, Consolidation. Under this guidance, the Company derecognized the carrying amounts of the ownership interests transferred but did not recognize any gain or loss. The difference between the carrying amount transferred and the consideration received was recorded within Equity as an increase to Additional Paid-in Capital.

Following the transfers, the Company’s ownership interests in the two majority owned subsidiaries were reduced to 51%, while the ownership interest in the non-consolidated equity method investee was reduced from 45% to 25%.

In November 2025, the Company completed the sale of its entire ownership interest in a subsidiary that does not operate within its core business segments to the same related-party entity under common control for total consideration of $963. This transaction was similarly accounted for as a transfer between entities under common control, with the Company derecognizing the carrying amount of the subsidiary’s net assets and recognizing no gain or loss. The difference between the consideration received and the carrying amount of the net assets transferred was recorded within equity as an adjustment to additional paid-in capital.

21. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

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

In August 2025, the Company completed the first sale transaction for total consideration of $8,286. See Note 22.

In March 2026, the Company completed the second sale transaction for total consideration of $18,733.

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table presents a summary of the carrying amounts of major classes of assets and liabilities classified as held for sale:

	December 31,
	2025	2024
	(in thousands)
Carrying amounts of major classes of assets included as part of discontinued operations:
Property, plant, and equipment, net	$7,448	$6,685
Goodwill	4,852	4,380
	$12,300	$11,065

Carrying amounts of major classes of assets not included as part of discontinued operations:
Accounts receivable, net	$-	$139
Prepaid expenses and other current assets	-	119
Property, plant, and equipment, net	-	2,439
Right-of-use assets	-	107
Other assets, noncurrent	-	4
	$-	$2,808

Total assets held for sale	$12,300	$13,873

Carrying amounts of major classes of liabilities included as part of discontinued operations:
Deferred tax liabilities	481	404
	$481	$404

Carrying amounts of major classes of liabilities not included as part of discontinued operations:
Lines of credit – working capital	$-	$209
Accounts payable	-	187
Accrued expenses	-	514
Current portion of long-term debt	-	23
Long-term debt	-	63
Deferred tax liabilities, net	-	174
	$-	$1,170

Total liabilities held for sale	$481	$1,574

The following table presents the major line items constituting pretax profit (loss) of discontinued operations:

	December 31,
	2025	2024	2023
	(in thousands)
Revenues	$-	$11,866	$3,522
Cost of sales	(69)	(9,045)	(1,461)
Selling, general and administrative expenses	(935)	(2,264)	(2,170)
Interest expense	(391)	(521)	(538)
Foreign Exchange loss	(1)	(3)	(5)
Other non-operating expenses	(251)	-	-
Total pretax profit (loss) of discontinued operations	$(1,647)	$33	$(652)

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

22. SUBSIDIARY DISPOSAL

In August 2025, the Company completed the sale of its 100% equity interest in a subsidiary operating in logistic activities for total consideration of $8,286. Prior to the sale, the assets and liabilities of this subsidiary were classified as “Held for Sale” in the Consolidated Balance Sheet. In accordance with ASC 205-20, this disposal did not meet the criteria for classification as a “Discontinued Operation” as it does not represent a strategic shift that has a major effect on the Company’s operations and financial results. Therefore, the subsidiary’s results are included within continuing operations for all periods presented.

The Company recognized a pre-tax gain of $6,603 on the sale, recorded within Gain on sale of subsidiary within Other Expense (Income) in the Consolidated Statement of Operations and Comprehensive Loss.

23. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2025 through May 15, 2026, the issuance date of these consolidated financial statements, for events requiring recognition or disclosure in the consolidated financial statements as of and for the year ended December 31, 2025.

In March 2026, the Company completed the sale all long-term assets belonging to a durum wheat mill with a capacity of 240 tons per day, located in Casablanca, Morocco for total consideration of approximately $18,700.

In March 2026, and as part of its previously reported strategy to increase shareholder value, the Company announced that it submitted to the Moroccan antitrust commission a proposed transaction with a Moroccan industrial group, for regulatory approval. In the proposed transaction, the Moroccan industrial group may obtain a controlling interest in Forafric Maroc SA, an indirect subsidiary of the Company. In April 2026, the Company obtained antitrust approval. The transaction remains subject to the satisfaction of certain conditions, including approval by the Board and others.

